As filed with the Securities and Exchange Commission on June 8, 2021

Registration No. 333-256202

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LIFESTANCE HEALTH GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	8000	86-1832801
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4800 N. Scottsdale Road, Suite 6000

Scottsdale, AZ 85251

(425) 279-8500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael K. Lester

President and Chief Executive Officer

LifeStance Health Group, Inc.

4800 N. Scottsdale Road, Suite 6000

Scottsdale, AZ 85251

(425) 279-8500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas Fraser Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199-3600 (617) 951-7000	Ryan Pardo Chief Legal Officer and Secretary LifeStance Health Group, Inc. 10655 NE 4th St #901 Bellevue, WA 98004 (425) 279-8500	Sophia Hudson, P.C. Sharon Freiman Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Shares to be registered(1)	Proposed maximum aggregate offering price per share(2)	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common stock, $0.01 par value	46,000,000	$17.00	$782,000,000	$85,317(3)

(1)	Includes shares that may be sold upon exercise of the underwriters’ option to purchase additional shares. See “Underwriters (Conflicts of Interest).”
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) of the Securities Act of 1933, as amended.
(3)	The Registrant previously paid $85,317 of this amount in connection with a prior filing of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated June 8, 2021

Preliminary prospectus

40,000,000 shares

LifeStance Health Group, Inc.

Common stock	$ per share

This is the initial public offering of our common stock. We are offering 32,800,000 shares of our common stock and the selling stockholders are offering an additional 7,200,000 shares of our common stock. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

We currently expect the initial public offering price to be between $15.00 and $17.00 per share of common stock.

The selling stockholders have granted the underwriters an option to purchase up to 6,000,000 additional shares of our common stock within 30 days of the date of this prospectus.

After the completion of this offering, certain of our existing stockholders that are affiliates of TPG Global, LLC, Summit Partners and Silversmith Capital Partners will own a majority of the voting power of our outstanding shares of common stock. As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of The Nasdaq Stock Market LLC (“Nasdaq”). See “Principal and Selling Stockholders.”

Prior to this offering, there has been no public market for shares of our common stock. We have applied to list our common stock on Nasdaq under the symbol “LFST.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

	Per share	Total
Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to us before expenses	$	$

Proceeds to the selling stockholders	$	$

(1) We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriters (Conflicts of Interest)” for additional information regarding underwriting compensation.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 19.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on or about                 , 2021.

Morgan Stanley	Goldman Sachs & Co. LLC	J.P. Morgan	Jefferies

TPG Capital BD, LLC	UBS Investment Bank	William Blair

Capital One Securities	AmeriVet Securities	Drexel Hamilton	R. Seelaus & Co., LLC	Siebert Williams Shank

Prospectus dated                 , 2021

Our Mission

Our Vision

Our Values

Delivering Compassion

We care for people unconditionally and act with empathy always

Building Relationships

We are collaborative, building enduring relationships to achieve more together

Celebrating Difference

We respect the diversity of every individual's lived experiences

There is no one face to:

Depression | Anxiety | Bipolar Disorder | Schizophrenia | PTSD

There are millions of faces

We provide compassionate, comprehensive mental health care, personalized for each individual

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with different information, and neither we, the selling stockholders nor the underwriters take responsibility for any other information others may give you. We, the selling stockholders and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

For investors outside of the United States, neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

i

Industry and Market Data

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates, research and surveys. This information involves a number of assumptions and limitations. While we believe the information presented in this prospectus is generally reliable, forecasts, assumptions, expectations, beliefs, estimates and projections involve risk and uncertainties and are subject to change based on various factors, including those described under “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

Throughout this prospectus, all references to a “Net Promoter Score” refer to a measure of patient satisfaction widely used in the mental healthcare industry. We calculate our Net Promoter Score based on responses to patient surveys, administered following a patient’s appointment at one of our centers, that ask the patient to rank, on a scale of one to 10, how likely the patient would be to recommend our services to a friend. We assign the designation of “Promoter” to respondents who provide a score of 9 or 10, the designation of “Passive” to respondents who provide a score of 7 or 8, and the designation of “Detractor” to respondents who provide a score of 0 to 6. We then subtract the percentage of Detractors from Promoters to determine our overall Net Promoter Score. We believe that this method of calculation aligns with industry standards and that this metric is meaningful for investors because of the correlation between Net Promoter Score and patient satisfaction. The Net Promoter Score for our Company that we discuss in this prospectus was calculated based on the survey results of approximately 3,900 patients across our centers from January 14, 2021 through March 31, 2021.

References in this prospectus to a Metropolitan Statistical Area (“MSA”) refer to an area, as defined by the Office of Management and Budget, that has at least one urbanized area of 50,000 or more inhabitants, plus adjacent territory that has a high degree of social and economic integration with the core area, as measured by commuting ties.

Calculation of our estimated addressable market for outpatient mental healthcare in the United States of approximately $116 billion reflects our estimate based on data derived from third-party industry reports as well as claims data analysis. Our estimate is calculated based on (i) the estimated spend on outpatient mental healthcare in the United States for 2020, plus (ii) the estimated spend on mental health patients in the United States who are unserved and underserved, plus (iii) the estimated spend on patients in the United States who are unaware that they need treatment but have unmet mental health needs that are otherwise commercially addressable.

Trademarks and Service Marks

This prospectus includes our trademarks and service marks such as LIFESTANCE® and the LifeStance logo, which are protected under applicable intellectual property laws and are our property or the property of our subsidiaries. This prospectus may also contain trademarks, service marks and trade names of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are listed without the ®, SM and TM symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

Basis of Presentation

Organizational Structure

As further described herein, on May 14, 2020, affiliates of TPG Global, LLC (collectively, “TPG”) acquired a majority equity interest in LifeStance Health Holdings, Inc., a subsidiary of LifeStance Health, LLC, in a series of transactions referred to in this prospectus as the “TPG Acquisition.” Prior to the TPG Acquisition, our business was conducted by LifeStance Health, LLC and its consolidated subsidiaries and affiliated practices. From the TPG Acquisition until the organizational transactions described herein, our business has been conducted by LifeStance TopCo, L.P. and its consolidated subsidiaries and affiliated practices.

LifeStance Health Group, Inc., the issuer in this offering, was incorporated in connection with this offering to serve as a holding company that will wholly own LifeStance TopCo, L.P. and its subsidiaries. LifeStance Health Group, Inc. has not engaged in any business or other activities other than those incidental to its formation, the organizational transactions described herein and the preparation of this prospectus and the registration statement of which this prospectus forms a part. Following this offering, LifeStance Health Group, Inc. will remain a holding company, it will wholly own the equity interests of LifeStance TopCo, L.P., and it will operate and control all of the business and affairs and consolidate the financial results of LifeStance TopCo, L.P. and its subsidiaries and affiliated practices. Unless stated otherwise or the context otherwise requires, all information in this prospectus reflects the consummation of the organizational transactions described herein, which we refer to collectively as the “Organizational Transactions.” See “Organizational Structure” for a description of the Organizational Transactions and a diagram depicting our corporate structure after giving effect to the Organizational Transactions and this offering. Following the completion of this offering, we intend to include the financial statements of LifeStance Health Group, Inc. and its consolidated subsidiaries and affiliated practices in our periodic reports and other filings required by applicable law and the rules and regulations of the Securities and Exchange Commission (the “SEC”).

Presentation of our Financial Results

For the year ended December 31, 2019, the three months ended March 31, 2020, and the period from April 1, 2020 to May 14, 2020 (such period from January 1, 2020 to May 14, 2020, the “Predecessor 2020 Period”), we present the financial statements of LifeStance Health, LLC and its consolidated subsidiaries and affiliated practices in this prospectus. Affiliates of TPG formed LifeStance TopCo, L.P. on April 13, 2020 for the purpose of facilitating the TPG Acquisition. For the period from April 13, 2020 (the date of formation of LifeStance TopCo, L.P.) to December 31, 2020 (the “Successor 2020 Period”) and for the three months ended March 31, 2021, we present the financial statements of LifeStance TopCo, L.P. and its consolidated subsidiaries and affiliated practices in this prospectus. For the period from April 13, 2020 through May 13, 2020, the operations of LifeStance TopCo, L.P. were limited to those incident to its formation and the TPG Acquisition, which were not significant. Because it resulted in a change of control, the TPG Acquisition was accounted for as a business combination using the acquisition method of accounting, which requires, among other things, that assets and liabilities be recognized on the consolidated balance sheet at their fair value as of the acquisition date. Accordingly, the financial information provided in this prospectus is presented as “Predecessor” or “Successor” to indicate whether it relates to the period preceding the TPG Acquisition or the period succeeding the TPG Acquisition, respectively. Due to the change in the basis of accounting resulting from the TPG Acquisition, the consolidated financial statements for the Predecessor and Successor periods, included elsewhere in this prospectus, are not necessarily comparable.

We have supplemented the discussion of historical results for these periods with pro forma information for key financial metrics and results of operations for the full year ended December 31, 2020, as we believe it is useful to investors to compare a pro forma twelve-month 2020 period to the annual 2019 historical period presented. The pro forma financial information presented in this prospectus is derived from the “Unaudited Pro Forma Financial Information” and gives pro forma effect to the TPG Acquisition, the Organizational Transactions and this offering in presenting results of operations for the twelve months ended December 31, 2020. The pro forma financial information is presented for informational purposes only and may not be indicative of results that would have been achieved if the TPG Acquisition, the Organizational Transactions or this offering had taken place on January 1, 2020.

Presentation of our Business

We operate our business through clinical practices (which we refer to as “centers”) that are either (i) wholly owned by our subsidiaries or (ii) in certain states where applicable law requires ownership of the centers by physicians (as opposed to non-physicians), contractually affiliated with us—meaning we own substantially all of the assets of the center and enter into a long-term management services contract with the center pursuant to which we provide all the services to the center that it needs to operate, with the exception of medical or clinical services. We refer to such physician-owned centers as our “affiliated practices,” which is common terminology in our industry. As of December 31, 2020, 250 of our 370 centers were operated as affiliated practices. We manage our wholly-owned centers and affiliated practices consistently and generally do not distinguish between our wholly-owned centers and affiliated practices in operating our business, subject to compliance with applicable law.

Our subsidiaries directly employ the clinicians who practice at our wholly-owned centers, whereas our affiliated practices directly employ the clinicians at those centers. However, pursuant to our management services contracts with our affiliated practices, we run the day-to-day operations of each center and control all activities, in accordance with applicable law, other than medical and clinical services. For example, we provide accounting and financial management, information systems, marketing, budgeting, administrative personnel, risk management and other types of administrative support. We are also the party to the payor contracts pursuant to which the affiliated practices are credentialed to provide mental health services, which we enter into for and on behalf of the affiliated practices, as well as our wholly-owned centers. The revenue generated from affiliated practices is paid out to us pursuant to the management services contracts after all expenses of the practice have been paid to third parties, including clinician/employee compensation.

Based on the contractual arrangements with our affiliated practices and the substantial reliance and dependence of our affiliated practices on LifeStance for operational support and capital needs, we consider ourselves the primary beneficiary of our affiliated practices, and therefore consolidate the results of our affiliated practices in our financial statements as described in more detail in this prospectus. See “Business—Organization” for additional information on our arrangements with our affiliated practices.

Unless stated otherwise or the context otherwise requires, the terms “we,” “us,” “our,” “our business,” “LifeStance” and “our Company” and similar references refer: (1) prior to the TPG Acquisition, to LifeStance Health, LLC and its consolidated subsidiaries and affiliated practices, (2) prior to the consummation of the Organizational Transactions but following the TPG Acquisition, to LifeStance TopCo, L.P. and its consolidated subsidiaries and affiliated practices and (3) at or following the consummation of the Organizational Transactions, to LifeStance Health Group, Inc. and its consolidated subsidiaries and affiliated practices.

References to “our employees” and “our clinicians” refer collectively to employees and clinicians, respectively, of our subsidiaries and affiliated practices. References to “our patients” refer to the patients treated by such clinicians.

Prospectus Summary

This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk Factors” and our financial statements and the related notes, before deciding to buy shares of our common stock.

Overview

Our vision is a truly healthy society where mental and physical healthcare are unified to make lives better. Our mission is to help people lead healthier, more fulfilling lives by improving access to trusted, affordable and personalized mental health care. To fulfill this mission, we have built one of the nation’s largest outpatient mental health platforms based on number of clinicians and geographic scale.

We are dedicated to improving the lives of our patients by reimagining mental health through a disruptive, tech-enabled in-person and virtual care delivery model built to expand access and affordability, improve outcomes and lower overall health care costs. We combine a personalized, digitally-powered patient experience with differentiated clinical capabilities and in-network insurance relationships to fundamentally transform patient access to mental health treatment. By revolutionizing the way mental health care is delivered, we believe we have an opportunity to improve the lives and health of millions of individuals.

We employed over 3,300 licensed mental health clinicians through our subsidiaries and affiliated practices across 73 MSAs in 27 states as of March 31, 2021. Our clinicians offer patients a comprehensive suite of mental health services, spanning psychiatric evaluations and treatment, psychological and neuropsychological testing, and individual, family and group therapy. We treat a broad range of mental health conditions, including anxiety, depression, bipolar disorder, eating disorders, psychotic disorders and post-traumatic stress disorder. Patients can receive care virtually through our online delivery platform or in-person at one of our conveniently located centers. Through our more than 200 payor relationships, including national agreements with multiple payors, patients can utilize their in-network benefits when they receive care from one of our clinicians, enhancing access and affordability.

Mental illness is a large and growing crisis that creates a significant burden on the healthcare ecosystem. In 2019, over 51 million people in the United States, including nearly one in five adults, lived with a mental illness. This prevalence makes mental health a greater disease burden than cancer or heart disease. This disease burden has a broader impact across all of healthcare—individuals with mental health conditions, including depression and anxiety, have been shown to increase overall health care costs by 50% to 100%. However, there are significant barriers to addressing this crisis, including a lack of patient access and affordability, as well as insufficient clinical scale, organization and resources. According to the Kaiser Family Foundation, only 27% of total mental health needs are met at a national level in the United States.

We founded LifeStance to solve these challenges. More broadly, we recognized that addressing this unmet need would require a transformation of how mental health care is built and delivered. We developed powerful incentives for each of our stakeholders—patients, clinicians, payors and primary care and specialist physicians—to align with our mission, adopt our platform and drive our growth.

We Provide Patients Access to Convenient, Affordable, High-Quality Care

We are the front-door to comprehensive outpatient mental healthcare. We believe our ability to deliver a superior patient experience is evidenced by our Net Promoter Score (“NPS”) of 80 based on survey data we gathered from patients. Our clinicians offer patients comprehensive services to treat mental health conditions across the clinical spectrum. Our in-network payor relationships improve patient access by allowing patients to access care without significant out-of-pocket cost or delays in receiving treatment. Our personalized, data-driven comprehensive care meets patients where they are through convenient virtual and in-person settings. We support our patients throughout their care continuum with purpose-built technological capabilities, including online assessments, digital provider communication, and seamless internal referral and follow-up capabilities. Our clinical approach also delivers validated outcomes—we see that after two visits to treat such conditions, 81% of our patients report a decrease in their suicidal ideation, 53% of patients report improvement with their symptoms of depression and 54% of patients report an improvement in their symptoms of anxiety.

We Empower Clinicians to Improve the Lives of Their Patients

We empower clinicians to focus on patient care and relationships by providing what we believe is a superior workplace environment, as well as clinical and technology capabilities to deliver high-quality care. We offer a unique employment model for clinicians in a collaborative clinical environment—with clinicians employed by our subsidiaries and affiliated practices—and we improve patient access through in-network payor contracts and primary care and specialist physician referrals. Our integrated platform and national infrastructure reduce administrative burdens for clinicians while increasing engagement and satisfaction. Our clinicians are dedicated to our mission—in surveys we conducted in January 2021, 85% of our clinicians surveyed said they feel inspired to do their best and 97% believe they are positively assisting their patients to live a healthier life through their work at LifeStance.

We Improve Outcomes and Reduce Costs for Payors and Their Members

We partner with payors to deliver access to high-quality outpatient mental health care to their members at scale. Long-term analyses demonstrate that $1 spent on collaborative mental health care saves $6.50 in total medical costs, representing a compelling opportunity for us to drive improved health outcomes and significant cost savings. Through our validated patient outcomes and extensive scale, we offer payors a pathway to achieving these savings in the broader healthcare system.

We Enable Primary Care Physicians to Deliver Superior Care

We collaborate with primary care physicians to enhance patient care. Primary care is an important setting for the treatment of mental health conditions—primary care physicians are often the sole contact for over 50% of patients with a mental illness. We partner with over 2,100 primary care physicians and specialist physician groups across the country to provide a mental healthcare network for referrals and, in certain instances, through co-location to improve the diagnosis and treatment of their patients. Our measurable patient outcomes also provide primary care and specialist physicians with a valuable, validated treatment path to improve the overall health of our mutual patients.

We Have an Opportunity to Transform Healthcare as a Whole

To truly transform healthcare, the integration of mental and physical care is increasingly recognized as a critical priority. It is estimated that over one-third of all patients with chronic physical diseases have a co-occurring mental health disorder. Our scale, breadth of capabilities and value proposition to our key stakeholders position us to enable this transformation, which we are already undertaking. As of December 31, 2020, we co-located our clinicians in nearly 50 primary care and specialist offices, across nine MSAs in seven states, to facilitate seamless mental health care treatment and enable collaborative care consultation with other care providers. We have several Medicare Advantage and employer pilots underway as we lead efforts that seek to demonstrate the ability of fully-integrated mental health models to improve holistic health outcomes. We envision a future where the coordination and delivery of mental and physical care is accomplished collaboratively between primary care and mental health providers to improve overall patient health, and we are actively working to lead the mental health industry in this direction.

We Have Experienced Significant Growth

We have a demonstrated track record of growth.

•	Our total patient visits increased from 931,934 in 2018 to 1,353,285 in 2019, and to 2,290,728 in 2020.

•	Our number of total centers increased from 125 as of December 31, 2018 to 170 as of December 31, 2019, and to 370 as of December 31, 2020.

•	Our number of employed clinicians increased from 794 as of December 31, 2018 to 1,404 as of December 31, 2019, and to 3,097 as of December 31, 2020.

We generate revenue on a per-visit basis when a patient receives care from one of our clinicians. Depending on the state, our clinicians are either employed directly through our subsidiaries or through our affiliated practices, for which we manage day-to-day operations pursuant to long-term management services contracts. See “Basis of Presentation” and “Business—Organization.” Our revenue is generally derived from in-network insurance coverage pursuant to which our subsidiaries or affiliated practices are reimbursed for patient services. For the twelve months ended December 31, 2020, 89% of our revenue was derived from commercial in-network payors, 5% of our revenue was derived from government payors, 4% of our revenue was derived from patients on a self-pay basis and 2% of our revenue was derived from non-patient services. Our contracts with payors are typically structured as fee-for-service arrangements, with negotiated reimbursement rates for our clinical services. With respect to our affiliated practices, our revenue is derived from management fees negotiated under our management services contracts. We believe we are well-positioned to grow our revenue by catering to each of our stakeholders and remaining focused on our patient-centered mission.

Total revenue increased from $100.3 million in 2018 to $212.5 million in 2019, was $111.7 million in the Predecessor 2020 Period, was $265.6 million in the Successor 2020 Period, and increased to $377.2 million in 2020 on a pro forma basis. Total revenue increased from $73.1 million for the three months ended March 31, 2020 to $143.1 million for the three months ended March 31, 2021. Our net income (loss) was $(1.1) million in 2018, $5.7 million in 2019, $(24.9) million in the Predecessor 2020 Period, $(13.1) million in the Successor 2020 Period, and $(270.9) million in 2020 on a pro forma basis. For the three months ended March 31, 2020 and March 31, 2021, our net income (loss) was $2.7 million and $(8.7) million, respectively. Adjusted EBITDA increased from $6.5 million in 2018 to $24.4 million in 2019, was $12.7 million in the Predecessor 2020 Period, was $37.5 million in the Successor 2020 Period, and was $50.1 million in 2020 on a pro forma basis. Adjusted EBITDA increased from $8.2 million for the three months ended March 31, 2020 to $12.6 million for the three months ended March 31, 2021. As of March 31, 2021, our total indebtedness was $399.2 million. See “—Summary Consolidated Financial Data—Non-GAAP Financial Measures” for more information about how we define and calculate Adjusted EBITDA and for a reconciliation of net income (loss), the most comparable measure under U.S. generally accepted accounting principles (“GAAP”), to Adjusted EBITDA. See “Basis of Presentation” and “Unaudited Pro Forma Financial Information” for additional information regarding the presentation of our 2020 pro forma financial information.

We see exciting growth opportunities for our business. We have a significant opportunity to scale within our existing footprint. We estimate there are approximately 650,000 mental health clinicians in the United States, which provides us with a meaningful runway to grow from our base of more than 3,300 employed clinicians as of March 31, 2021. We have identified an additional 28 MSAs for near-term expansion, which could grow our reach to approximately 57% of the U.S. population. As we scale, we believe our digital investments and virtual care capabilities would allow us to leverage our platform to rapidly extend our reach, unlocking potential latent demand for mental health care across our markets. Since our inception in March 2017 through December 31, 2020, we have successfully opened 120 de novo centers, hired 1,746 clinicians through our subsidiaries and affiliated practices, and completed 53 acquisitions of existing practices.

Mental Health Needs to be Reimagined

Mental healthcare in the United States today is broken. A number of factors are contributing to this large and growing crisis.

Mental Health is a Large Disease Burden

Mental health disorders are among the most prevalent of all diseases in the United States. One in five U.S. adults and one in six youths will experience mental illness each year and over 45% of adults will experience mental health issues during their lifetime. This incidence has been worsening in recent decades.

Lack of Access and Affordability

Despite this large burden, access to mental health treatment is plagued by significant challenges. Even if patients are able to access a mental health professional, studies show they often face significant wait times of up to one to two months. Affordability issues amplify these challenges. For example, due to poor reimbursement dynamics, only 55% of psychiatrists accept private insurance compared to 89% for other physician specialties. As a result, individuals are forced to pay cash out-of-pocket for treatment, leading to one in five people forgoing needed mental health treatment altogether for reasons including affordability.

Highly Fragmented Industry Lacking Resources

These access and affordability issues are compounded by a highly fragmented industry. We estimate that over 95% of mental health clinicians practice as independent providers compared to 31% for primary care physicians and even fewer in other specialties. We believe that independent clinicians are burdened with significant non-clinical business demands, impeding their ability to focus on their patients’ care.

Lack of Care Coordination Results in Poor Outcomes and High Costs

Fragmentation among providers and lack of resources impedes the integration of mental health care with the broader healthcare system. Many primary care physicians and specialists are not well-equipped to identify and treat patients with mental health conditions. Limited treatment results in higher total medical costs. There have been an average of 63 million emergency room visits annually related to mental illness over the past three years, resulting in higher overall costs to patients and payors.

We Have a Significant Opportunity

We estimate that the outpatient mental healthcare market in the United States was approximately $116 billion as of 2020. We expect that the market will nearly double from 2020 to 2025 at a compound annual growth rate of 14%, to approximately $215 billion, driven by significant, long-term tailwinds, including increased incidence of mental health-related disease, increased awareness and acceptance driving treatment demand, increased access and pursuit of integration with physical care, and increased support from federal and state level regulations.

We Deliver Value for All Key Stakeholders in the Healthcare Ecosystem

Our model is built to empower each of the healthcare ecosystem’s key stakeholders and align around our shared goal of delivering a healthier life for patients by creating access to high-quality mental health care.

Our Patients Gain Access to High-Quality Care When and Where They Need It

Our clinicians treated more than 357,000 patients through 2.3 million visits in 2020. We aim to deliver value to our patients in multiple ways:

•

Superior patient experience: We have a relentless focus on delivering a superior experience to our patients. We enable our patients to conveniently see their clinician through their preferred choice of virtual or in-person visits. We optimize patient engagement through our convenient digital tools, including online scheduling, adherence reminders, online prescription refills and online payments. We believe our superior patient experience drives increased patient engagement — in 2020, 78% of our patients have had two or more visits with our clinicians. We believe our ability to deliver a superior patient experience is evidenced by our NPS of 80 based on survey data we gathered from patients.

•

Front door to comprehensive mental health care: We offer comprehensive access to a suite of services to meet our patients’ needs through their mental health care journey. We believe our breadth of clinical capabilities enables superior coordination among disciplines to deliver our patients the best possible care.

•	Increased access and affordability through in-network coverage: We have over 200 payor relationships nationally, which improves access and affordability for our patients.

•

Outcomes-driven, patient-centric care: Through our technology and our outcomes data, we enable patients and their clinicians to track improvements in their well-being, increasing their engagement with care.

Our Clinicians Are Empowered to Focus on Improving the Lives of Their Patients

As of March 31, 2021, we employed over 3,300 psychiatrists, advanced practice nurses (“APNs”), psychologists and therapists through our subsidiaries and affiliated practices to deliver care through our platform. We deliver value to our clinicians in several ways:

•

Empowered to put patients first: Our platform enables our clinicians to focus on delivering the best possible care to their patients. We augment their ability to serve their patients through technology tools and data, while freeing them from the many non-clinical burdens they face in independent practice.

•

Collaborative clinical environment: We promote a clinical culture of collaboration and ongoing learning for our team of mental health professionals. Our clinicians are highly engaged—over 85% say they feel inspired to do their best through their work at LifeStance.

•

Unique employed model: Our clinicians are employed as W-2 employees by our subsidiaries and affiliated practices rather than as independent contractors, the latter of which we believe is more common in the mental healthcare industry in the United States. Additionally, we offer a flexible visit-based economic model, which allows our clinicians to build their patient panels while flexibly managing caseloads in line with clinicians’ personal preferences.

•

Improved patient access: Referrals from our payor and primary care and specialist physician partners connect clinicians with new patients. Our patient-clinician matching technology efficiently matches patients with appropriate clinicians to improve engagement.

•

Flexible care delivery to meet their patients’ needs: Our conveniently located centers and virtual care delivery platform provide our clinicians with greater flexibility and convenience to serve their patients in whatever environment is most suitable.

•

Increased efficiency: We have built a centralized operating platform that enables significant efficiencies for our clinicians, alleviating administrative burden, expanding availability for patient care and improving overall clinician satisfaction.

Our Payor Partners Expand Access, Improve Outcomes and Lower Costs

We have over 200 in-network payor relationships offering access to our clinician team. We deliver value to our payor partners in several ways:

•

Access to a national clinician employee base: We are one of the nation’s largest outpatient mental health platforms, with over 3,300 licensed clinicians employed by our subsidiaries and affiliated practices across 73 MSAs in 27 states as of March 31, 2021.

•	Lower total medical costs: Long-term analyses demonstrate that incremental spend on mental health care for patients results in significantly higher savings in total health care costs.

•

Measurable outcomes: We track major measures of clinical outcomes, quality and utilization. These measures allow us to track the improvement of patients, measure their progress and provide our payor and employer partners with the data to quantify the impact of our care.

•

Stronger member and client value proposition: We believe our clinicians provide best-in-class mental health treatment services and experience, which enables payors to provide to their members a superior product. Because mental health conditions can lead to employee absenteeism and lower productivity, we believe our payor partners are also well-positioned to deliver value to their employer clients.

Our Primary Care and Specialist Physician Partners Can More Effectively Improve the Lives of their Patients

We partner with over 2,100 primary care physicians and specialist physician groups to deliver improved health outcomes for our shared patients:

•

More efficient referral base: We offer our primary care partners an extensive mental health clinician base for their patients, enabling their patients to receive the best total care across their mental and physical health needs.

•

Improved outcomes: Through the integration of mental and physical health care, we believe physicians can achieve better outcomes and lower total health care costs to their patients with co-morbidities.

•

Enable more integrated care and lower costs: We believe mental and physical health care integration will help lower costs to our primary care and specialist physician partners under reimbursement models where reimbursement rates are tied to quality and value-based outcomes. Our collaborative care model aims to improve early diagnosis of mental health conditions to drive identification and better treatment, which may lead to improved quality outcomes and lower costs.

How We Strengthen the Healthcare Ecosystem

We are a market leader with significant scale in terms of both multi-disciplinary clinician base and geographic reach. We believe our value proposition drives a powerful network effect that further reinforces our competitive strengths.

Extensive Scale, Breadth and Access

We are reimagining access to mental health care in the United States. We are one of the nation’s largest providers of outpatient mental health care in the country based on the number of clinicians we employ through our subsidiaries and our affiliated practices and our geographic scale. In 2020, our clinicians treated more than 357,000 patients through 2.3 million visits. During the twelve months ended December 31, 2020, 93% of our patients were commercially insured as of their latest visit, which allowed them to access care through their insurance coverage, increasing access and affordability. We believe the scale, breadth and depth of our offering is unmatched in our industry.

Differentiated Platform Delivering Seamless Patient Experience

We believe we deliver a superior patient experience through a pioneering, modern care model. We believe that, while advanced digital capabilities are an essential part of the future of mental health care delivery, it is difficult to replicate and replace the in-person, human aspect of care. As a result, we have built a holistic, people-driven, digitally enabled care experience. We believe the model we built is critical to delivering best-in-class mental health care outcomes and differentiates our platform.

Comprehensive Clinical Capabilities with Improved Outcomes

Our comprehensive suite of mental health care services is built to meet the breadth of our patients’ needs and deliver improved outcomes. Our patients have access to our team of licensed mental health clinicians, including psychiatrists, APNs, psychologists and therapists. We treat a broad range of mental health conditions, including anxiety, depression, bipolar disorder, eating disorders, psychotic disorders and post-traumatic stress disorder.

Employer of Choice for Licensed Mental Health Clinicians

We believe we are an employer of choice in mental health, allowing us to employ highly qualified clinicians. Our success is demonstrated by our track record—in addition to the clinicians we have gained through our acquisitions, since our inception in March 2017 through December 31, 2020, we have hired 1,746 clinicians through our subsidiaries and affiliated practices, with a clinician retention rate of over 87% compared to the industry average of 77%.

Valuable Partner to All of Healthcare’s Key Stakeholders

We believe our model creates powerful incentives for the healthcare ecosystem’s key stakeholders to partner with us. As we grow, we continuously invest in our platform to further improve access, enhance our operations and technology, and refine our clinical model to continue to deliver leading outcomes. In turn, this makes us more valuable to our key stakeholders, further reinforcing our industry leadership.

Highly Scalable Platform with Proven Growth Playbook

We believe we have developed a highly replicable playbook that allows us to enter new markets and pursue growth through multiple vectors. To enter new markets, we seek to acquire high-quality practices with a track record of clinical excellence and in-network payor relationships. Once we enter a market, our powerful organic growth engine drives our growth through de novo openings, center expansions, clinician recruiting and tuck-in acquisitions.

Highly Experienced Executive Team

Our executive team has a proven track record, having successfully founded and led several patient-centric healthcare businesses. Our leadership team has an average of 21 years of experience across operational, technology and clinical roles in healthcare and technology businesses. We believe our executive team’s extensive experience will continue to drive our success.

Our Strategies for Growth

We believe we are well positioned to sustain our strong track record of growth and accomplish our mission to reimagine mental health care in the United States. To achieve this, we are anchored on our vision to deliver the highest-quality care for our patients and our value proposition to our key stakeholders. Our significant growth opportunities include:

Expand Presence in Our Existing Markets

We believe we have built a powerful market growth engine that allows us to rapidly grow our presence within our markets and unlock potential latent demand through our differentiated scale, access and affordability. We have a significant opportunity to scale within our existing footprint.

Enter into New Markets

We believe our model is highly replicable nationally and we have identified an additional 28 MSAs for potential near-term expansion that could expand our overall population coverage by 29 million individuals. The highly fragmented nature of our industry provides us with significant opportunity to build and expand our presence across the United States.

Expand Our Patient Populations and Services

We see significant scope to further extend our offering to serve other large insured patient populations, including Medicare, Medicaid and self-insured employers, as well as extend our offering directly to consumers. We also see an opportunity to grow our service offering to address a broader spectrum of our patients’ mental health needs including, for example, in mental wellness programs.

Grow Our Partnerships with Key Stakeholders

We enjoy preferred national relationships with payors based on our scale, comprehensive service offering and ability to integrate mental health care. As we continue to grow, we see an opportunity to augment the scope of our relationships with each of our stakeholders, including by entering into risk-sharing partnerships. We believe our deepening relationships with each of these key health care stakeholders will further drive our success as we benefit from continued growth in our patient referral networks.

Advance Integrated Care Models

We are currently pioneering collaborative care models with our payor partners in several of our markets, embedding mental health clinicians into primary care centers to evaluate and treat patients in a single setting. Over time, our goal is to continue to evolve our offering toward a fully-integrated care model in which primary care and specialist physicians and mental health clinicians work together to develop and provide personalized treatment plans for shared patients.

Competition

The market for mental health services is competitive. We compete in a highly fragmented market with direct and indirect competitors that offer varying levels of impact to key stakeholders such as patients, clinicians, payor partners and physician partners. Our competitors primarily include other mental health providers that deliver services virtually or in-person. Our indirect competitors also include episodic consumer-driven point solutions, such as in-person and virtual life coaching, digital therapy and support tools and other technologies related to mental health care. See “Business—Competition” for additional information on our competitive landscape.

Summary of Risks Related to Our Business

An investment in our common stock involves a high degree of risk. Among these important risks are the following:

•

we may not grow at the rates we historically have achieved or at all, even if our key metrics may imply future growth, including if we are unable to successfully execute on our growth initiatives and business strategies;

•

if we fail to manage our growth effectively, our expenses could increase more than expected, our revenue may not increase proportionally or at all, and we may be unable to execute on our business strategy;

•	if reimbursement rates paid by third-party payors are reduced or if third-party payors otherwise restrain our ability to obtain or deliver care to patients, our business could be harmed;

•

we conduct business in a heavily regulated industry and if we fail to comply with these laws and government regulations, we could incur penalties or be required to make significant changes to our operations or experience adverse publicity, which could have a material adverse effect on our business, results of operations and financial condition;

•

we are dependent on our relationships with affiliated practices, which we do not own, to provide health care services, and our business would be harmed if those relationships were disrupted or if our arrangements with these entities became subject to legal challenges;

•	we operate in a competitive industry, and if we are not able to compete effectively, our business, results of operations and financial condition would be harmed;

•	the impact of healthcare reform legislation and other changes in the healthcare industry and in health care spending on us is currently unknown, but may harm our business;

•

if our or our vendors’ security measures fail or are breached and unauthorized access to our employees’, patients’ or partners’ data is obtained, our systems may be perceived as insecure, we may incur significant liabilities, including through private litigation or regulatory action, our reputation may be harmed, and we could lose patients and partners;

•

our business depends on our ability to effectively invest in, implement improvements to and properly maintain the uninterrupted operation and data integrity of our information technology and other business systems;

•	our existing indebtedness could adversely affect our business and growth prospects;

•	our Principal Stockholders control us, and their interests may conflict with ours or yours; and

•	the other factors set forth under “Risk Factors.”

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of exemptions from some of the reporting requirements that are otherwise applicable to public companies that are not emerging growth companies. These exemptions include:

•

being permitted to present only two years of audited consolidated financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•

not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), in the assessment of our internal control over financial reporting;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements;

•

an exemption from compliance with the requirement of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements; and

•	an exemption from the requirements of holding a nonbinding advisory vote on executive compensation and obtaining stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including, but not limited to, if the market value of our common stock held by non-affiliates (assessed as of the most recently completed second fiscal quarter) is equal to or exceeds $700 million, or if our annual gross revenue is equal to or exceeds $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part. We may elect to take advantage of some or all of the reduced disclosure requirements in future filings with the SEC. As a result, the information that we provide to investors may be different than you might receive from other public reporting companies in which you are invested.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period.

TPG Acquisition

On May 14, 2020, affiliates of TPG acquired a majority of the equity interests of LifeStance Health Holdings, Inc., a subsidiary of LifeStance Health, LLC, in the TPG Acquisition. Immediately prior to the TPG Acquisition, in order to facilitate the acquisition and the rollover by certain equityholders, LifeStance Health, LLC completed a reorganization pursuant to which the equity holders of LifeStance Health, LLC, including affiliates of Summit Partners (together with its affiliates, “Summit”) and affiliates of Silversmith Capital (together with its affiliates, “Silversmith,” and, together with TPG and Summit, our “Principal Stockholders”), received a distribution of 100% of the equity interests of LifeStance Health Holdings, Inc. in complete redemption of their Class A common units, Class C common units, Preferred A units, and Preferred A-1 units of LifeStance Health, LLC. Pursuant to the TPG Acquisition, (i) the historic equity holders of LifeStance Health, LLC contributed a portion of their shares of LifeStance Health Holdings, Inc. to LifeStance TopCo, L.P. in exchange for equity interests of LifeStance TopCo, L.P. and (ii) an indirect subsidiary of LifeStance TopCo, L.P. merged with and into LifeStance Health Holdings, Inc., with shareholders of LifeStance Health Holdings, Inc. receiving cash consideration in connection with cancellation of the remainder of their shares, for aggregate equity and cash consideration of approximately $1.05 billion. In connection with the TPG Acquisition, on May 14, 2020, LifeStance Health Holdings, Inc. entered into the Existing Credit Agreement (as defined in “Description of Indebtedness”), under which LifeStance Health Holdings, Inc. borrowed $210.0 million in term loans and $50.0 million in delayed draw loans, payable in quarterly principal and interest payments, with a maturity date of May 14, 2026. At the same time, LifeStance Health Holdings, Inc. also obtained access to a revolving credit facility with a total borrowing commitment of $20.0 million with interest-only payments until the maturity date of May 14, 2025. See “Description of Indebtedness,” “Unaudited Pro Forma Financial Information” and Note 3 to our audited consolidated financial statements included elsewhere in this prospectus.

Following the TPG Acquisition, we have conducted our business through LifeStance TopCo, L.P. and its consolidated subsidiaries and affiliated practices. Affiliates of TPG formed LifeStance TopCo, L.P. on April 13, 2020 for the purpose of facilitating the TPG Acquisition. Because it resulted in a change of control, the TPG Acquisition was accounted for as a business combination using the acquisition method of accounting, which requires, among other things, that assets and liabilities be recognized on the consolidated balance sheet at their fair value as of the acquisition date. LifeStance Health, LLC was determined by the Company to be LifeStance TopCo, L.P.’s predecessor. For the period from April 13, 2020 through May 13, 2020, the operations of LifeStance TopCo, L.P. were limited to those incident to its formation and the TPG Acquisition, which were not significant. Accordingly, the financial information provided in this prospectus is presented as “Predecessor” or “Successor” to indicate whether they relate to the period preceding the TPG Acquisition or the period succeeding the acquisition, respectively. Due to the change in the basis of accounting resulting from the TPG Acquisition, the consolidated financial statements for the Predecessor and Successor periods, included elsewhere in this prospectus, are not necessarily comparable. See “Basis of Presentation” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—TPG Acquisition and Comparability of Results.”

Our Principal Stockholders; Controlled Company

TPG. TPG is a leading global alternative asset firm founded in 1992 with more than $91 billion of assets under management as of December 31, 2020 and offices in Austin, Beijing, Fort Worth, Hong Kong, London, Luxembourg, Melbourne, Moscow, Mumbai, New York, San Francisco, Seoul, Singapore and Washington, DC. TPG’s investment platforms are across a wide range of asset classes, including private equity, growth equity, real estate, and public equity. TPG aims to build dynamic products and options for its investors while also instituting discipline and operational excellence across the investment strategy and performance of its portfolio.

Summit. Founded in 1984, Summit Partners is a global alternative investment firm that is currently managing more than $20 billion in capital dedicated to growth equity, fixed income and public equity opportunities. Summit invests across growth sectors of the economy and has invested in more than 500 companies in healthcare, technology and other growth industries. Summit maintains offices in North America and Europe and invests in companies around the world.

Silversmith. Founded in 2015, Silversmith Capital Partners is a Boston-based growth equity firm with $2.0 billion of capital under management. Silversmith’s mission is to partner with and support the best entrepreneurs in growing, profitable technology and healthcare companies. The partners have over 75 years of collective investing experience and have served on the boards of numerous successful growth companies.

Following the completion of this offering, the Principal Stockholders will own approximately 66.2% of our common stock in the aggregate, or 64.6% if the underwriters’ option to purchase additional shares of our common stock from the selling stockholders is exercised in full. As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. See “Risk Factors—Risks Related to Our Common Stock and This Offering.”

Corporate Information and Structure

LifeStance Health Group, Inc. was formed as a Delaware corporation on January 28, 2021 in anticipation of this offering and has not, to date, conducted any activities other than those incidental to its formation, the Organizational Transactions and the preparation of the prospectus and the registration statement of which this prospectus forms a part. Our principal executive offices are located at 4800 N. Scottsdale Road, Suite 6000, Scottsdale, AZ 85251, and our telephone number at that location is (425) 279-8500. Our website address is www.lifestance.com. Our website and the information contained on our website do not constitute a part of this prospectus. We are a holding company and all of our business operations are conducted through our subsidiaries and affiliated practices. See “Organizational Structure.”

Channels for Disclosure of Information

Investors, the media and others should note that, following the completion of this offering, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website (www.lifestance.com), press releases, public conference calls and public webcasts.

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media and others to follow the channels listed above and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

The Offering

Common stock offered by us	32,800,000 shares.

Common stock offered by the selling stockholders	7,200,000 shares.

Common stock to be outstanding after this offering	373,648,648 shares.

Option to purchase additional shares	The selling stockholders have granted the underwriters an option to purchase up to 6,000,000 additional shares of our common stock within 30 days of the date of this prospectus.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $490.7 million, based on an assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use approximately $302.7 million of the net proceeds to us from this offering to repay amounts outstanding under the Existing Credit Agreement, inclusive of prepayment fees, and we intend to use the remaining net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. See “Use of Proceeds.”

We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders in this offering. For more information on our selling stockholders, see “Principal and Selling Stockholders.”

Dividend policy	We do not currently pay dividends and do not currently anticipate paying dividends on our common stock in the future. However, we expect to reevaluate our dividend policy on a regular basis following the offering and may, subject to compliance with the covenants contained in our credit facilities and other considerations, determine to pay dividends in the future. The declaration, amount and payment of any future dividends on shares of our common stock will be at the sole discretion of our Board of Directors, which may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, the implications of the payment of dividends by us to our stockholders or by our subsidiaries to us, and any other factors that our Board of Directors may deem relevant. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources,” included elsewhere in this prospectus, for restrictions on our ability to pay dividends.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed Nasdaq symbol	“LFST.”

Conflicts of Interest	An affiliate of TPG Capital BD, LLC will beneficially own in excess of 10% of our issued and outstanding common stock. As a result of the foregoing relationship, TPG Capital BD, LLC, an affiliate of TPG and an underwriter in this offering, is deemed to have a “conflict of interest” under Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, this offering is being made in compliance with the applicable provisions of Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the member primarily responsible for managing this public offering does not have a conflict of interest, is not an affiliate of any member that has a conflict of interest and meets the requirements of paragraph (f)(12)(E) of Rule 5121. See “Underwriters (Conflicts of Interest).”

The number of shares of common stock to be outstanding after this offering is based on 340,848,648 shares of common stock outstanding as of March 31, 2021, after giving effect to the exchange of all outstanding Class A Units and Class B Units of LifeStance TopCo, L.P. for shares of common stock (including shares of common stock issued as restricted stock subject to vesting) of LifeStance Health Group, Inc. pursuant to the Organizational Transactions, and excludes:

•

6,071,036 shares of common stock underlying restricted stock units to be granted prior to closing of this offering, assuming an initial public offering price of $16.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), as described under “Executive and Director Compensation—IPO Equity Grants”;

•	40,966,077 shares of common stock reserved for future issuance under our 2021 Omnibus Equity Incentive Plan (the “2021 Plan”);

•	6,816,973 shares of common stock reserved for future issuance pursuant to our 2021 Employee Stock Purchase Plan (the “ESPP”); and

•

562,500 shares of common stock to be issued to LifeStance Health Foundation, a newly formed non-profit organization, concurrently with the closing of this offering, assuming an initial public offering price of $16.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), as described under “Business—Employees and Human Capital Resources.”

Unless otherwise indicated, information presented in this prospectus gives effect to the following:

•	the Organizational Transactions, as described under “Organizational Structure”;

•	an assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus;

•	the effectiveness of our amended and restated certificate of incorporation and our amended and restated bylaws; and

•	no exercise by the underwriters of their option to purchase up to 6,000,000 additional shares of our common stock from the selling stockholders in this offering.

Summary Consolidated Financial Data

The following table sets forth summary consolidated financial data for the periods and as of the dates indicated below. The summary consolidated balance sheet data as of December 31, 2020 are derived from the audited consolidated financial statements of LifeStance TopCo, L.P. and its consolidated subsidiaries (the “Successor”) included elsewhere in this prospectus. The summary consolidated balance sheet data as of March 31, 2021 are derived from the unaudited consolidated financial statements of the Successor included elsewhere in this prospectus.

The summary consolidated statement of operations data presented below for the year ended December 31, 2019 and the period from January 1 to May 14, 2020 relate to LifeStance Health, LLC and its consolidated subsidiaries (the “Predecessor”) and are derived from the audited consolidated financial statements of the Predecessor that are included elsewhere in this prospectus. The summary consolidated statement of operations data for the period from April 13 to December 31, 2020 relate to the Successor and are derived from the audited consolidated financial statements of the Successor that are included elsewhere in this prospectus. For the period from April 13, 2020 through May 13, 2020, the operations of LifeStance TopCo, L.P. were limited to those incident to its formation and the TPG Acquisition, which were not significant. The summary consolidated statement of operations data for the three months ended March 31, 2021 are derived from the unaudited consolidated financial statements of the Successor included elsewhere in this prospectus. The summary consolidated statement of operations data for the three months ended March 31, 2020 are derived from the unaudited consolidated financial statements of the Predecessor included elsewhere in this prospectus.

We have prepared the unaudited interim consolidated financial statements on the same basis as the audited financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair statement of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected for any other period in the future and our interim results for the three months ended March 31, 2021 are not necessarily indicative of results to be expected for the full year ending December 31, 2021, or any other period.

LifeStance Health Group, Inc. was formed as a Delaware corporation on January 28, 2021 in anticipation of this offering and has not, to date, conducted any activities other than those incidental to its formation, the Organizational Transactions and the preparation of this prospectus and the registration statement of which this prospectus forms a part. As such, summary consolidated financial data for LifeStance Health Group, Inc. has not been provided.

The following information should be read in conjunction with the sections entitled “Basis of Presentation,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization” and our consolidated financial statements and the notes thereto contained elsewhere in this prospectus.

Consolidated Statement of Operations Data	Successor	Predecessor	Pro Forma Consolidated	Successor	Predecessor
	Three months ended March 31, 2021	Three months ended March 31, 2020	Year ended December 31, 2020	April 13 to December 31, 2020	January 1 to May 14, 2020	Year ended December 31, 2019
(in thousands)
Total revenue	$143,132	$73,106	$377,217	$265,556	$111,661	$212,518
Operating expenses
Center costs, excluding depreciation and amortization shown separately below	99,134	51,634	258,041	179,264	78,777	150,122
General and administrative expenses	32,651	13,662	391,531	51,841	20,854	41,060
Depreciation and amortization	12,228	2,175	42,949	27,710	3,335	6,095

Total operating expenses	$144,013	$67,471	$692,521	$258,815	$102,966	$197,277

Income (loss) from operations	(881)	5,635	(315,304)	6,741	8,695	15,241
Other income (expense)
Gain (loss) on remeasurement of contingent consideration	(307)	354	(254)	(576)	322	229
Transaction costs	(1,534)	(953)	(37,184)	(3,937)	(33,247)	(2,186)
Interest income (expense)	(8,632)	(1,680)	(12,538)	(19,112)	(3,020)	(5,409)
Other expense	(89)	—	(1,490)	(263)	(14)	—

Total other income (expense)	(10,562)	(2,279)	(51,466)	(23,888)	(35,959)	(7,366)

Income (loss) before taxes	(11,443)	3,356	(366,770)	(17,147)	(27,264)	7,875
Income tax benefit (provision)	2,761	(703)	95,861	4,022	2,319	(2,206)

Net income (loss) and comprehensive income (loss)	$(8,682)	$2,653	$(270,909)	$(13,125)	$(24,945)	$5,669

Consolidated Balance Sheet Data	As of March 31, 2021
	LifeStance Health Group, Inc. Pro Forma Consolidated (1)(2)(3)	LifeStance TopCo., L.P. Actual
(in thousands)
Cash and cash equivalents	$224,363	$39,494
Total assets	1,788,958	1,606,283
Long term debt, net	99,408	387,298
Total liabilities	289,659	580,524
Redeemable units	—	71,750
Total stockholders’/members’ equity	1,499,299	954,009

(1)

Reflects the effect of (i) the Organizational Transactions; (ii) the effectiveness of our amended and restated certificate of incorporation; (iii) the issuance of 32,800,000 shares of common stock by us in this offering; (iv) the use of approximately $490.7 million in net proceeds to us from the sale of such shares, assuming an initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, including approximately $302.7 million for the repayment of certain indebtedness under our Existing Credit Agreement; and (v) payment of the approximately $1.2 million termination fee under our management services agreement in connection with the closing of this offering.
(2)

A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma amount of each of cash and cash equivalents and total stockholders’/members’ equity by approximately $31.2 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

An increase (decrease) in the number of shares offered by us of 1,000,000 shares would increase (decrease) the pro forma amount of each of cash and cash equivalents and total stockholders’/members’ equity by approximately $15.2 million, assuming the initial public offering price remains at $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Non-GAAP Financial Measures

We present Adjusted EBITDA, a non-GAAP performance measure, to supplement our results of operations presented in accordance with GAAP. We believe Adjusted EBITDA is useful in evaluating our operating performance and helpful to securities analysts, institutional investors and other interested parties in understanding our operating performance and prospects. Adjusted EBITDA is not intended to be a substitute for any GAAP financial measure and, as calculated, may not be comparable to companies in other industries or within the same industry with similarly titled measures of performance. Therefore, our Adjusted EBITDA should be considered in addition to, not as a substitute for, or in isolation from, measures prepared in accordance with GAAP, such as net income (loss). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics and Non-GAAP Financial Measures” for a description of Adjusted EBITDA, how we calculate this measure, more information on our use and the limitations of Adjusted EBITDA as a measure of our financial performance and a reconciliation of Adjusted EBITDA to net income (loss) for the year ended December 31, 2018. See “Unaudited Pro Forma Financial Information” for additional information regarding the presentation of our 2020 pro forma financial information.

The table below presents Adjusted EBITDA reconciled to our net income (loss), the closest GAAP measure, for the periods indicated:

Non-GAAP Financial Measures	Successor	Predecessor	Pro Forma Consolidated	Successor	Predecessor
	Three months ended March 31, 2021	Three months ended March 31, 2020	Year ended December 31, 2020	April 13 to December 31, 2020	January 1 to May 14, 2020	Year ended December 30, 2019
(in thousands)
Net income (loss)	$(8,682)	$2,653	$(270,909)	$(13,125)	$(24,945)	$5,669
Adjusted for:
Interest expense	8,632	1,680	12,538	19,112	3,020	5,409
Depreciation and amortization	12,228	2,175	42,949	27,710	3,335	6,095
Income tax (benefit) provision	(2,761)	703	(95,861)	(4,022)	(2,319)	2,206
Loss (gain) on remeasurement of contingent consideration	307	(354)	254	576	(322)	(229)
Unit based compensation	605	—	318,063	1,452	—	54
Management fees(1)	89	—	1,369	142	14	—
Loss on disposal of assets	—	—	121	121	—	—
Transaction costs(2)	1,534	953	39,409	3,937	33,247	2,186
Other expenses(3)	632	407	2,202	1,567	635	3,010

Adjusted EBITDA	$12,584	$8,217	$50,135	$37,470	$12,665	$24,400

(1)

Represents management fees paid to certain of our executive officers and affiliates of our Principal Stockholders pursuant to the management services agreement entered into in connection with the TPG Acquisition. The management services agreement will terminate in connection with this offering and we will be required to pay a one-time fee of approximately $1.2 million to such parties. See “Certain Relationships and Related Party Transactions—TPG Acquisition and Related Agreements—Management Services Agreement.”

(2)

Primarily includes capital markets advisory, consulting, accounting and legal expenses related to our acquisitions and costs related to the TPG Acquisition. Of the transaction costs incurred in 2019, approximately $1.4 million relate to the TPG Acquisition. Of the transaction costs incurred in 2020 on a pro forma basis, $32.9 million relate to the TPG Acquisition.

(3)

Primarily includes costs incurred to consummate or integrate acquired centers, certain of which are wholly-owned and certain of which are affiliated practices, in addition to the compensation paid to former owners of acquired centers and related expenses that are not reflective of the ongoing operating expenses of our centers. Acquired center integration, former owner fees, and other are components of general and administrative expenses included in our consolidated statement of income (loss). Impairment on loans is a component of center costs, excluding depreciation and amortization included in our consolidated statement of income (loss). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics and Non-GAAP Financial Measures—Adjusted EBITDA” for a description of these costs.

Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding to invest in our common stock. If any of the following risks should occur, our business, prospects, operating results and financial condition could suffer materially, the trading price of our common stock could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we do not currently deem material may also become important factors that adversely affect our business.

Risks Related to Our Business and Our Industry

We may not grow at the rates we historically have achieved or at all, even if our key metrics may imply future growth, including if we are unable to successfully execute on our growth initiatives and business strategies.

We have experienced significant growth since our inception in 2017. We continually execute a number of growth initiatives, strategies and operating plans designed to enhance our business. For example, our strategy includes growing our business by opening de novo centers, acquiring high-quality existing centers, recruiting new clinicians, building our relationships with payors and developing strategic relationships with other primary care and specialist physicians to offer an integrated care model. The anticipated benefits from these efforts are based on several assumptions that may prove to be inaccurate. Moreover, we may not be able to successfully complete these growth initiatives, strategies and operating plans and realize all of the benefits, including growth targets, that we expect to achieve, or it may be more costly to do so than we anticipate.

Future revenue may not grow at historic rates or may decline. Our future growth will depend, in part, on our ability to continue to successfully identify and execute on expansion opportunities, our ability to demonstrate the value of our platform, and our ability to attract and retain a sufficient number of qualified clinicians and support personnel. A variety of risks could cause us not to realize some or all of these growth plans and benefits. These risks include, among others, delays in the anticipated timing of activities related to such growth initiatives, strategies and operating plans, increased difficulty and cost in implementing these efforts, including difficulties in complying with evolving regulatory requirements, and the incurrence of other unexpected costs associated with operating the business. Moreover, our continued implementation of these programs may disrupt our operations and performance. As a result, we cannot assure you that we will realize these benefits. If, for any reason, the benefits we realize are less than our estimates or the implementation of these growth initiatives, strategies and operating plans negatively impacts our operations or costs more or takes longer to effectuate than we expect, or if our assumptions prove inaccurate, our business, results of operations and financial condition may be harmed.

If we fail to manage our growth effectively, our expenses could increase more than expected, our revenue may not increase proportionally or at all, and we may be unable to execute on our business strategy.

Our significant growth in recent periods may put strain on our business, operations and employees. For example, we added an additional 200 centers through our subsidiaries and affiliated practices in 2020 and grew from 1,404 employed active clinicians as of December 31, 2019 to 3,097 clinicians as of December 31, 2020, and to 3,301 clinicians as of March 31, 2021. We have also significantly increased the number of patient visits conducted over this period. We anticipate that our operations will continue to rapidly expand. To manage our current and anticipated future growth effectively, we must continue to maintain and enhance our financial and accounting systems and our IT infrastructure. In addition, in order for our clinicians to effectively provide virtual services to patients, we need to provide them with adequate IT and technology support.

Failure to effectively manage our growth could also lead us to over-invest or under-invest in development and operations, result in or exacerbate weaknesses in our infrastructure, systems or controls, give rise to operational mistakes, financial losses, loss of productivity or business opportunities and result in loss of employees and reduced productivity of remaining employees. Our growth is expected to require significant capital expenditures. As we expand and make related upfront capital expenditures, including leasing new centers, developing our platform, and hiring clinicians within those centers, our margins may be reduced during those periods as we will not recognize patient service revenue until those centers open and begin patient visits. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our revenue may not increase or may grow more slowly than expected and we may be unable to implement our business strategy, which would adversely affect our business, results of operations and financial condition.

Our growth depends on our ability to open de novo centers. To the extent we are unable to successfully identify suitable locations or secure space or if our lessors are unable to obtain permits and complete construction in a timely manner, our growth may be negatively impacted.

We may be unable to keep existing centers in current locations or open new centers in desirable locations in the future. We compete with other businesses for suitable locations for our centers. Local land use, local zoning issues, environmental regulations and other regulations may affect our ability to find suitable locations and also influence the cost of leasing or building our centers. We also may have difficulty negotiating real estate leases on acceptable terms or at all.

Opening de novo centers requires us to hire clinicians and establish a patient base in order to produce a return on investment. When we open centers in new markets, we may encounter difficulties in attracting new clinicians due to competition and area demographics and may encounter difficulties in attracting new patients due to a lack of patient familiarity with our brand, our lack of familiarity with local patient preferences, and preexisting relationships between patients and clinicians who are not affiliated with our Company. We cannot be certain that new centers will produce the anticipated revenues or return on investment or that existing centers will not be materially adversely affected by new or expanded competition in their market areas.

We plan to acquire existing high-quality centers as part of our business strategy and may acquire other companies or technologies, which could divert our management’s attention, result in dilution to our stockholders and otherwise disrupt our operations, and we may have difficulty integrating any such acquisitions successfully or realizing the anticipated benefits therefrom.

Historically, a part of our business strategy has been the acquisition of existing high-quality centers with in-network payor relationships. We plan to continue to evaluate and make acquisitions pursuant to our strategy and may also seek to acquire or invest in businesses or technologies that we believe could complement or expand our business and our platform, enhance our capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

We also may not achieve the anticipated benefits from acquired centers due to a number of factors, including, but not limited to:

•	unanticipated costs or liabilities associated with acquisitions;

•	difficulty integrating or migrating accounting systems, operations and personnel of acquired businesses;

•	diversion of management’s attention from other business matters;

•	use of resources that are needed in other parts of our business; and

•	use of substantial portions of our available cash to consummate acquisitions.

Our inability to successfully integrate or realize the anticipated benefits from acquisitions could adversely affect our business, results of operations and financial condition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. If our acquisitions do not yield expected returns, we may be required to take charges to our results of operations based on this impairment assessment process, which could adversely affect our results of operations.

We may decide to incur additional debt in connection with an acquisition or issue our common stock or other securities to the equity holders of the acquired business, which would potentially dilute the ownership of our existing stockholders. We cannot predict the number, timing or size of future acquisitions or the effect that any such transactions might have on our operating results.

We operate in a competitive industry, and if we are not able to compete effectively, our business, results of operations and financial condition would be harmed.

The market for mental health care is competitive. We compete in a highly fragmented market with direct and indirect competitors that offer varying levels of impact to key stakeholders such as patients, clinicians, payor partners, and primary care and other specialist physician partners. Our competitive success is contingent on our ability to address the needs of key stakeholders efficiently and with superior outcomes at scale compared with competitors. We compete across various segments within the mental health care market, including with respect to traditional health care providers and medical practices, technology platforms, care management and coordination, digital health, telehealth and health information exchange. Competition in our market involves changing technologies, evolving regulatory requirements and industry expectations, and changes in clinician and patient needs. If we are unable to keep pace with the evolving needs of our patients and clinicians and the evolving competitive landscape in a timely and efficient manner, demand for our services may be reduced and our business, financial condition and results of operations would be harmed.

Each of the individual geographic areas in which we operate has a different competitive landscape. In each of our markets, we compete with other outpatient mental health providers for patients and in contracting with commercial payors. In addition, we face intense competition from other clinical practices, hospitals, health systems and other outpatient mental health providers in recruiting psychiatrists, advanced practice nurses (“APNs”), psychologists, therapists, and other health care professionals. The inability to attract new clinicians would negatively affect our financial results.

Our competitors primarily include other outpatient mental health providers that deliver care in-person or through virtual visits. Our indirect competitors also include episodic consumer-driven point solutions, such as in-person and virtual life coaching, digital therapy and support tools and other technologies related to mental health care services. In addition to established mental health providers, we may face additional competition from new market entrants, including major retailers that have recently begun to offer in-person and virtual mental health care in certain markets. Generally, practices, certain hospitals, and other outpatient mental health providers in the local communities we serve provide services similar to those we offer, and, in some cases, our competitors may offer a broader array of services, more flexible hours or more desirable locations to patients and outpatient mental health providers than ours, and may have larger or more specialized medical staffs to serve patients. Furthermore, health care consumers are now able to access patient satisfaction data, as well as standard charges for services, to compare competing outpatient mental health providers; if any of our centers or our affiliated practices achieve poor results (or results that are lower than our competitors’) on patient satisfaction surveys, or if our standard charges are or are perceived to be higher than our competitors, we may attract fewer patients. Additional quality measures and trends toward clinical or billing transparency, including recently enacted price transparency rules that would require third-party payors to make their pricing information publicly available, may have a negative impact on our competitive position and patient volumes, as patients may prefer to use lower-cost health care providers if they deliver services that are perceived to be similar in quality to ours. Competition from specialized providers, medical practices, retailers, digital health companies and other parties could negatively impact our revenue and market share.

We may encounter competitors that have greater name recognition, longer operating histories or more resources than us. Further, our current or potential competitors may be acquired by third parties with greater available resources. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or patient or clinician requirements and may have the ability to initiate or withstand substantial price competition. In light of these factors, even if our model is more effective than those of our competitors, current or potential patients or clinicians may choose to turn to our competitors. If we are unable to successfully compete in the mental healthcare market, our business and prospects would be materially harmed.

The estimates of market opportunity and revenue growth and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. In particular, the size and growth of the overall U.S. mental healthcare market is subject to significant variables, including a changing regulatory environment and population demographics, which can be difficult to measure, estimate or quantify. Estimating and forecasting growth opportunities in any given market are difficult and affected by multiple variables such as population growth, concentration of prospective patients and population density, among other things. Further, there can be no assurance that we will be able to sufficiently penetrate certain market segments included in our estimates and forecasts, including due to limited deployable capital, ineffective marketing efforts or the inability to develop sufficient presence in a given market to attract patients or contract with payors or primary care and other specialist physician partners in that market. In addition, increased unemployment may lead to a loss of insurance benefits for patients, negatively impacting their ability to access our services and, in turn, our financial performance. For these reasons, the estimates and forecasts in this prospectus relating to the size and expected growth of our target markets may prove to be inaccurate. Even if the markets in which we compete meet our size estimates and forecasted growth, our business could fail to grow at similar rates, if at all.

If reimbursement rates paid by third-party payors are reduced or if third-party payors otherwise restrain our ability to obtain or deliver care to patients, our business could be harmed.

Private third-party payors pay for the services that we provide to many of our patients. During the twelve months ended December 31, 2020, 93% of our patients were commercially insured as of their latest visit. If any commercial third-party payors reduce their reimbursement rates or elect not to cover some or all of our services, our business, results of operations and financial condition may be harmed. Third-party payors may also elect to create narrow networks, which may exclude our clinicians. Three payors individually exceeded 10% of our total revenue for the twelve months ended December 31, 2020, comprising 23%, 19% and 11% of our total revenue for such period. UnitedHeathcare and Anthem comprised 20% and 17% of our total revenue, respectively, for the three months ended March 31, 2021. Our payor relationships generally operate across multiple independent regional contracts. Changes in reimbursement rates from these or other large commercial payors could adversely impact our business and results of operations.

Our commercial payor contracts are typically structured as fee-for-service arrangements, pursuant to which we, or our affiliated practices, collect the fees for patient services. Under these arrangements, we assume financial risks related to changes in the mix of insured and uninsured patients and patients covered by government-sponsored health care programs, third-party reimbursement rates and patient volume.

A portion of our revenue comes from government health care programs. Payments from federal and state government programs are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations, requirements for utilization review and federal and state funding restrictions, each of which could increase or decrease program payments, as well as affect the cost of providing services to patients and the timing of payments. We are unable to predict the effect of recent and future policy changes on our operations. In addition, the uncertainty and fiscal pressures placed upon federal and state governments as a result of, among other things, deterioration in general economic conditions and the funding requirements from federal healthcare reform legislation, may affect the availability of taxpayer funds for Medicare and Medicaid programs. Changes in government health care programs may reduce the reimbursement we receive from them or private payors and could adversely impact our business and results of operations.

A substantial decrease in patient volume, an increase in the number of uninsured or underinsured patients or an increase in the number of patients covered by government health care programs, as opposed to commercial plans that have higher reimbursement levels, could reduce our profitability and adversely impact future growth. In addition, we may be unable to enter new payor contracts on favorable terms, or at all. In some cases, our revenue decreases if our volume or reimbursement decreases, but our expenses, including clinician compensation, may not decrease proportionately.

There has also been a recent trend in the healthcare sector of payors shifting to new models and value-based care arrangements. Changing legislation and other regulatory and executive developments have led to the creation of new models of care and other initiatives in both the government and private sector. Value-based care incentivizes health care providers to improve both the health and well-being of their patients while concurrently managing the medical expenses or “spend” of a particular population. Value-based care reimbursement models implemented by government health care programs or private third-party payors could materially change the manner in which mental health providers are reimbursed. Any failure on our part to adequately implement strategic initiatives to adjust to these marketplace developments could have a material adverse impact on our business.

A nominal number of our current contracts provide for incremental payments tied to the attainment of quality or performance metrics. If we fail to obtain these metrics in future periods, our revenue may decrease relative to past periods. In addition, we may enter into contracts in the future that may include parallel or full risk sharing for identified populations. These agreements would expose us to significant financial downside in the event that we are not able to improve outcomes and reduce total cost of care for the populations. These contracts may include components of medical spending, increasing the size of potential downside risk relative to traditional fee-for-service mental health spending.

The federal government and several states have enacted laws restricting the amount out-of-network providers of services can charge and recover for such services.

In December 2020, in connection with the Consolidated Appropriations Act of 2021, the No Surprises Act introduced national limitations on physician billing for certain services furnished by providers who are not in-network with the patient’s self-insured health plan, individual or group health plan (including fully-insured plans) that will go into effect on January 1, 2022. In addition, several states where we conduct business have enacted or are considering similar laws that would apply to patients having state-regulated insurance. For example, Florida, Ohio and Texas have adopted their own balance billing laws that, in certain cases, prohibit out-of-network providers from billing patients in excess of in-network rates. These measures could limit the amount we can charge and recover for services we furnish where we have not contracted with the patient’s insurer, and therefore could have a material adverse effect on our business, financial condition, results of operations and cash flows. Moreover, these measures could affect our ability to contract with certain payors and under historically similar terms and may cause, and the prospect of these changes may cause, payors to terminate their contracts with us and our affiliated practices, further affecting our business, financial condition, results of operations and cash flows. There is also risk that additional legislation at the federal and state level will give rise to major third-party payors leveraging this legislation or related changes as an opportunity to terminate and renegotiate existing reimbursement rates.

Financial pressures on patients, as well as economic conditions, may adversely affect our patient volume.

We may be adversely affected by patients’ unwillingness to pay for treatment by our clinicians. Higher numbers of unemployed individuals generally translate into more individuals without health care insurance to help pay for services, thereby increasing the potential for persons to elect not to seek treatment if they cannot afford to self-pay. Growth of patient receivables or deterioration in the ability to collect on these accounts, due to changes in economic conditions or otherwise, could have an adverse effect on our business, results of operations and financial condition. In addition, patients with high deductible insurance plans may be less likely to seek treatment as a result of higher expected out-of-pocket costs.

We may receive reimbursement for virtual services that is less than for comparable in-person services, which would negatively impact revenue and results of operations.

From time to time, we may operate in states that have not adopted laws related to parity between reimbursement rates for virtual services and in-person care. If we are not able to enter into regional payor contracts that provide for reimbursement parity between in-person and virtual services, private payors may not reimburse for virtual services at the same rates as in-person care for all patients within that market. Currently, our reimbursement rates for virtual services and in-person care are substantially similar. This is driven by contractual arrangements with our payor partners or payor policies. If we are not able to enter into or renew payor contracts on these terms or if payor policies change, we may receive reimbursement for virtual services that is less than comparable to in-person services in such states, which would negatively impact our revenue with respect to such markets, and as a result, our business, financial condition and results of operations.

Failure to timely or accurately bill for our services could have a negative impact on our patient service revenue, bad debt expense and cash flow.

Billing for our services is complex. The practice of providing mental health services in advance of payment or prior to assessing a patient’s ability to pay for such services may have a significant negative impact on our patient service revenue, bad debt expense and cash flow. We bill numerous and varied payors, including self-pay patients and various forms of commercial insurance providers. Different payors typically have differing forms of billing requirements that must be met prior to receiving payment for services rendered. Self-pay patients and third-party payors may fail to pay for services even if they have been properly billed. Reimbursement to us is typically conditioned, among other things, on our providing the proper procedure and diagnosis codes. Incorrect or incomplete documentation and billing information could result in non-payment for services rendered or reduction in reimbursement. Additional factors that could complicate our billing include variation in coverage for similar services among various payors and the difficulty of adherence to specific compliance requirements, coding and various other procedures mandated by responsible parties. To the extent the complexity associated with billing for our services causes delays in our cash collections, we assume the financial risk of increased carrying costs associated with the aging of our accounts receivable as well as the increased potential for bad debt expense.

We face inspections, reviews, audits and investigations under our commercial payor contracts and pursuant to federal and state programs. These audits could have adverse findings that may negatively affect our business, including our results of operations, liquidity, financial condition and reputation.

We are subject to various inspections, reviews, audits and investigations to verify our compliance with applicable laws and regulations and any payor-specific requirements. Commercial payors and government programs reserve the right to conduct audits. We also periodically conduct internal audits and reviews of our regulatory compliance. An adverse inspection, review, audit or investigation could result in:

•	refunding amounts we have been paid from payors;

•	state or federal agencies imposing fines, penalties and other sanctions on us;

•	temporary suspension of payment for new patients to the practice;

•	decertification or exclusion from participation in one or more payor networks;

•	self-disclosure of violations to applicable regulatory authorities;

•	damage to our reputation;

•	the revocation of a clinician’s or a practice’s license; and

•	loss of certain rights under, or termination of, our contracts with commercial payors.

We have in the past and may in the future be required to refund amounts we have been paid and/or pay fines and penalties as a result of these inspections, reviews, audits and investigations. If adverse inspections, reviews, audits or investigations occur and any of the results noted above occur, it could have a material adverse effect on our business, financial condition and results of operations. Furthermore, the legal, document production and other costs associated with complying with these inspections, reviews, audits or investigations could be significant.

We are dependent on credentialing our clinicians under our insurance contracts at the time of hire.

We are responsible for credentialing our existing and new clinicians, and all of our clinicians need to be credentialed, either by us or by a contracted third party. The amount of time required to complete credentialing varies substantially between payor and region and is largely out of our control. Any delay in completing credentialing will result in a delay in clinicians seeing patients and a concomitant delay in generating revenue, which may materially affect our business. We may not be able to delegate credentialing for new centers that we may acquire in the future, which could result in delays in entry to new markets. Any failure of our clinicians to maintain credentials and licenses could result in delays in our ability to deliver care to patients, and therefore adversely affect our reputation and our business.

Our business depends on our ability to effectively invest in, implement improvements to and properly maintain the uninterrupted operation and data integrity of our information technology and other business systems.

Our business is dependent on maintaining effective information systems as well as the integrity and timeliness of the data we use to serve our patients, support our clinicians and payor partners and operate our business. Because of the large amount of data that we collect and manage, it is possible that hardware failures or errors in our systems could result in data loss or corruption or cause the information that we collect to be incomplete or contain inaccuracies that our partners regard as significant. If our data were found to be inaccurate or unreliable due to fraud or other error, or if we, or any of the third-party vendors we engage, were to fail to maintain information systems and data integrity effectively, we could experience operational disruptions that may impact our patients and clinicians and hinder our ability to provide care to patients, retain and attract patients, establish reserves, report financial results timely and accurately and maintain regulatory compliance, among other things.

Our information technology strategy and execution are critical to our continued success. We must continue to invest in long-term solutions that will enable us to anticipate patient needs and expectations, enhance the patient experience, act as a differentiator in the market, protect against rapidly changing cybersecurity risks and threats, and keep pace with evolving privacy and security laws, requirements and regulations, including changes in payment regimes such as the Payment Card Industry Data Security Standard (“PCI DSS”). Our success is dependent, in large part, on maintaining the effectiveness of existing technology systems and continuing to deliver and enhance technology systems that support our business processes in a cost-efficient and resource-efficient manner. We have identified certain weaknesses with respect to our IT function. See “—Risks Related to Our Common Stock and This Offering—We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting. If our remediation of the material weaknesses is not effective, or we fail to develop and maintain effective internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired, which could harm our business and negatively impact the value of our common stock.”

Increasing regulatory and legislative changes will place additional demands on our information technology infrastructure that could have a direct impact on resources available for other projects tied to our strategic initiatives for our technology platform. In addition, recent trends toward greater patient engagement in health care require new and enhanced technologies, including more sophisticated applications for mobile devices. Connectivity among technologies is becoming increasingly important. We and our third-party vendors must also develop new systems to meet current market standards and keep pace with continuing changes in information processing technology, evolving industry and regulatory standards and patient needs. Failure to do so may present compliance challenges and impede our ability to deliver care to patients in a competitive manner. Further, because system development projects are long-term in nature, they may be more costly than expected to complete and may not deliver the expected benefits upon completion. Even if successful, there can be no assurance that additional development projects will not be needed or arise in the future or that we have the necessary resources to complete such development projects. Further, the technological advances of our competitors or future competitors may result in our technologies or future technologies become uncompetitive or obsolete. Our failure to effectively invest in, implement improvements to and properly maintain the uninterrupted operation and data integrity of our information technology and other business systems could adversely affect our results of operations, financial position and cash flow. Similarly, if our third party vendors fail to effectively invest in, implement improvements to and properly maintain the uninterrupted operation and data integrity of their own information technology systems, interruptions in their systems or network may result in disruptions of our own systems and business operations.

If we cannot license rights to use technologies on reasonable terms, our ability to provide digital services, including virtual visits, and develop our technology platform would be inhibited.

We license certain rights to use technologies related to our digital services, including virtual visits, patient visit scheduling, patient-clinician matching, and other services, and, in the future, we may identify additional third-party intellectual property that we may need to license in order to engage in our business. However, such licenses may not be available on acceptable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater development or commercialization capabilities. In addition, such licenses may be non-exclusive, which could give our competitors access to the same intellectual property licensed to us. If we are unable to enter into the necessary licenses on acceptable terms or at all, if any necessary licenses are subsequently terminated, if our licensors fail to abide by the terms of the licenses, if our licensors fail to prevent infringement by third parties, or if the licensed intellectual property rights are found to be invalid or unenforceable, our business could be adversely affected. Moreover, we could encounter delays and other obstacles in our attempt to develop alternatives.

We lease all of our centers and may experience risks relating to lease termination, lease expense escalators, lease extensions and special charges.

We currently lease all of our centers. Our leases are typically on terms ranging from one to seven years. Each of our leases provides that the lessor may terminate the lease, subject to applicable cure provisions, for a number of reasons, including failure to pay rent as specified or default of terms of the lease that are not cured within a specified notice period including, but not limited to, abandonment of the space, use of the space of a purpose not permitted under the lease, failure to maintain the premises in good condition, or creation and maintenance of a nuisance. If a lease agreement is terminated, there can be no assurance that we will be able to enter into a new lease agreement on similar or better terms or at all.

Our lease obligations often include annual fixed rent escalators ranging between 2% and 3% or variable rent escalators based on a consumer price index. These escalators could impact our ability to satisfy certain obligations and financial covenants and place an additional burden on our results of operations, liquidity and financial position, particularly if such escalator rates outpace growth in our operating results.

As we continue to expand and have leases with different start dates, it is likely that some number of our leases will expire each year. Our lease or license agreements often provide for renewal or extension options. There can be no assurance that these rights will be exercised in the future or that we will be able to satisfy the conditions precedent to exercising any such renewal or extension. If we are not able to renew or extend our leases at or prior to the end of the existing lease terms, or if the terms of such options are unfavorable or unacceptable to us, our business, financial condition and results of operations could be adversely affected.

Leasing centers pursuant to binding lease agreements may limit our ability to exit markets. For instance, if a center subject to a lease becomes unprofitable, we may be required to continue operating such center or, if allowed by the landlord, to close such center, we may remain obligated for the lease payments on such center. We could incur special charges relating to the closing of such center, including lease termination costs or impairment charges, which would reduce our profits and adversely affect our business, financial condition or results of operations.

Upon an event of default, remedies available to our landlords generally include, without limitation, terminating such lease agreement, repossessing and reletting the leased properties and requiring us to remain liable for all obligations under such lease agreement, including the difference between the rent under such lease agreement and the rent payable as a result of reletting the leased properties, or requiring us to pay the net present value of the rent due for the balance of the term of such lease agreement. The exercise of such remedies could adversely affect our business, financial position, results of operations and liquidity.

We depend on our executive team, and the loss of one or more of our executive officers or key employees or an inability to attract and retain highly skilled employees could harm our business.

Our success depends largely upon the continued service of our key executive officers. These executive officers are at-will employees and therefore they may terminate employment with us at any time with no advance notice. We also do not maintain any key person life insurance policies. From time to time, there may be changes in our executive team resulting from the hiring or departure of executives, which could disrupt our business. The replacement of one or more of our executive officers or other key employees would likely involve significant time and costs and may significantly delay or prevent the achievement of our business objectives. Our business would be harmed if we fail to adequately plan for succession of our executives or if we fail to effectively recruit, integrate, retain and develop key talent and/or align our talent with our business needs.

Litigation arising in the ordinary course of business, including in connection with commercial disputes or employment claims, against us could be costly and time-consuming to defend.

We are subject, and in the future may become subject from time to time, to legal proceedings and claims that arise in the ordinary course of business such as claims brought by our partners in connection with commercial disputes, consumer class action claims, employment claims made by our current or former employees or other claims or proceedings. Litigation may result in substantial costs, settlement and judgments and may divert management’s attention and resources, which may substantially harm our business, financial condition and results of operations. Insurance may not cover such claims, may not provide sufficient payments to cover all of the costs to resolve one or more such claims and may not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby leading analysts or potential investors to reduce their expectations of our performance, which could reduce the market price of our common stock.

Natural or man-made disasters and other similar events, including the COVID-19 pandemic, may significantly disrupt our business and negatively impact our business, financial condition and results of operations.

Our centers may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, power outages, fires, floods, nuclear disasters and acts of terrorism or other criminal activities, which make it difficult or impossible for us to operate our business for some period of time. Although we deliver care in both in-person and digital settings, such disruptions in our operations could negatively impact our business and results of operations and harm our reputation. Although we maintain an insurance policy covering damage to property we lease, such insurance may not be sufficient to compensate for losses that may occur. Any such losses or damages could harm our business, financial condition and results of operations. In addition, our physician partners’ facilities may be harmed or rendered inoperable by such natural or man-made disasters, which may cause disruptions, difficulties or other negative effects on our business and operations, with respect to our integrated care model.

In March 2020, the World Health Organization declared COVID-19 a global pandemic. This contagious pandemic, which has continued to spread, and the related adverse public health developments, including orders to shelter-in-place, travel restrictions and mandated business closures, have adversely affected workforces, organizations, customers, economies and financial markets globally, leading to an economic downturn and increased market volatility. It has also disrupted the normal operations of many businesses, including ours, although we have been able to mitigate the disruption by enabling clinicians to deliver care in a digital setting.

This pandemic, as well as intensified measures undertaken to contain the spread of COVID-19, could cause disruptions and severely impact our business, including, but not limited to:

•	financial pressures on our patients;

•	negatively impacting collections of accounts receivable;

•	negatively impacting our ability to provide services to patients due to unpredictable demand;

•	negatively impacting our ability to forecast our business’s financial outlook;

•	potential adverse impacts to capital markets, which could impede our liquidity;

•	creating regulatory uncertainty if certain regulations are adopted that are adverse to the business;

•	harming our business, results of operations and financial condition; and

•	loss of insurance coverage.

We cannot predict with any certainty whether and to what degree the disruption caused by the COVID-19 pandemic and reactions thereto will continue, and expect to face difficulty accurately predicting our internal financial forecasts. The pandemic also presents challenges as our workforce, including both clinicians and support personnel, is largely working remotely.

It is not possible for us to accurately predict the duration or magnitude of the adverse results of the pandemic and its effects on our business, results of operations or financial condition at this time, but such effects may be material. Additionally, it is not possible for us to accurately determine the extent to which COVID-19 impacted our patient visits and related revenues, and if these impacts, if any, will continue. It is also not possible to predict whether any vaccine will mitigate any adverse results of the pandemic or accelerate a restoration of normal operations. The COVID-19 pandemic may also have the effect of heightening many of the other risks identified elsewhere in this prospectus.

We, our clinicians and affiliated practices may become subject to medical liability claims, which could cause us to incur significant expenses and may require us to pay significant damages if not covered by insurance.

Our business entails the risk of medical liability claims against us, our clinicians and our affiliated practices. Although we, our clinicians and our affiliated practices carry insurance covering medical malpractice claims in amounts that we believe are appropriate in light of the risks attendant to our business, successful medical liability claims could result in substantial damage awards that exceed the limits of our and our clinicians’ insurance coverage. Our affiliated practices and clinicians carry professional liability insurance, and we separately carry a professional liability insurance policy, which covers medical malpractice claims. In addition, professional liability insurance is expensive and insurance premiums may increase significantly in the future, particularly as we expand our services. As a result, adequate professional liability insurance may not be available to our clinicians, our affiliated practices or to us in the future at acceptable costs or at all.

Any claims made against us that are not fully covered by insurance could be costly to defend against, result in substantial damage awards against us and divert the attention of our management and our affiliated medical group from our operations, which could have a material adverse effect on our business, financial condition and results of operations. In addition, any claims may adversely affect our business or reputation.

If we fail to cost-effectively develop widespread brand awareness and maintain our reputation, or if we fail to achieve and maintain market acceptance for our mental health services, our business could suffer.

We believe that developing and maintaining widespread awareness of our brand and maintaining our reputation for delivering high-quality care to patients is important to attract new patients and clinicians and maintain existing patients and clinicians. In addition, we have a growing number of strategic relationships with primary care and other specialist physician partners to develop our integrated care model and referral networks. Market acceptance of our services and patient acquisition depends on educating people, as well as payors and partners, as to the distinct features, ease-of-use, positive lifestyle impact, efficacy, quality and other perceived benefits of our platform as compared to alternatives. In particular, market acceptance is dependent on our ability to sufficiently saturate a particular geographic area to deliver care to local patients. The level of saturation required depends on the needs of the local market and the preferences of the patients in that market. Further, we rely on referrals and placed advertisements to spread brand awareness. Referrals are dependent on patients relaying positive experiences with our services and clinicians. If we are not successful in demonstrating to existing and potential patients, clinicians and payors the benefits of our platform, if we are not able to sufficiently saturate a market in convenient locations for patients, or if we are not able to achieve the support of payors and physician partners for our model and services, we could experience lower than expected patient retention. Further, the loss or dissatisfaction of patients or clinicians may substantially harm our brand and reputation, inhibit widespread adoption of our services, reduce our revenue, and impair our ability to attract or retain patients and clinicians.

Our brand promotion activities may not generate awareness or increase revenue and, even if they do, any increase in revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, we may fail to attract or retain patients, clinicians, payors and physician partners necessary to realize a sufficient return on our brand-building efforts or to achieve the widespread brand awareness we seek.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our competitive position may be harmed.

The registered or unregistered trademarks or trade names that we own may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with potential patients and clinicians. In addition, third parties have filed, and may in the future file, for registration of trademarks similar or identical to our trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. If they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to develop brand recognition of our technology platform or other services. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we are unable to establish or protect our trademarks and trade names, or if we are unable to build name recognition based on our trademarks and trade names, we may not be able to compete effectively, which could harm our competitive position, business, financial condition, results of operations and prospects.

Our quarterly results may fluctuate significantly, which could adversely impact the value of our common stock.

Our quarterly results of operations have varied and may vary significantly in the future, and period-to-period comparisons of our results of operations may not be meaningful. Accordingly, our quarterly results should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control, including, without limitation, the following:

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the addition or loss of contracts with, or modification of contract terms with, payors, including the reduction of reimbursement rates for our services or the termination of our network contracts with payors;

•	fluctuations in unemployment rates and economic conditions, which could result in reductions in patient visits;

•	the timing of recognition of revenue;

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the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure, including upfront capital expenditures and other costs related to expanding in existing markets or entering new markets, as well as providing administrative and operations support services to our affiliated practices under our management contracts;

•	our ability to effectively manage the size and composition of our clinician base relative to the level of demand for services from our patients;

•	the timing and success of introductions of new applications and services by us or our competitors;

•	changes in the competitive dynamics of our industry, including consolidation among competitors;

•	the timing of expenses related to acquisition or other expansion opportunities and potential future charges for impairment of goodwill from acquired practices; and

•	the number of business days in the quarter.

Our failure to raise additional capital or generate cash flows necessary to execute our growth strategy in the future could reduce our ability to compete successfully and harm our results of operations.

We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms or at all. If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests. If we engage in additional debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. In addition, the covenants in the Credit Agreement among LifeStance Health Holdings, Inc., Lynnwood Intermediate Holdings, Inc., Capital One, National Association, and each lender party thereto, dated May 14, 2020 (the “Existing Credit Agreement”), may limit our ability to obtain additional debt, and any failure to adhere to these covenants could result in penalties or defaults that could further restrict our liquidity or limit our ability to obtain financing. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:

•	continue to expand our organization;

•	hire, train and retain clinicians and other employees;

•	respond to competitive pressures or unanticipated working capital requirements; or

•	pursue acquisition opportunities.

As a result, failure to raise additional capital or generate cash flows necessary to execute our growth strategy in the future could reduce our ability to compete successfully and harm our results of operations.

Risks Related to Healthcare and Data Privacy Regulation

We conduct business in a heavily regulated industry and if we fail to comply with these laws and government regulations, we could incur penalties or be required to make significant changes to our operations or experience adverse publicity, which could have a material adverse effect on our business, results of operations and financial condition.

The U.S. healthcare industry is heavily regulated and closely scrutinized by federal and state governments. Comprehensive statutes and regulations govern the manner in which we provide and bill for services and collect reimbursement from governmental programs and private payors, our contractual relationships with affiliated clinicians, vendors and patients, our marketing activities and other aspects of our operations. Of particular importance are:

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the federal Ethics in Patient Referrals Act, commonly referred to as the Stark Law, that, unless one of the statutory or regulatory exceptions apply, prohibits physicians from referring Medicare or Medicaid patients to an entity for the provision of certain “designated health services” if the physician or a member of such physician’s immediate family has a direct or indirect financial relationship (including an ownership interest or a compensation arrangement) with the entity, and prohibit the entity from billing Medicare or Medicaid for such designated health services. Sanctions for violating the Stark Law include denial of payment, civil monetary penalties of up to $25,820 per claim submitted and exclusion from the federal health care programs. Failure to refund amounts received as a result of a prohibited referral on a timely basis may constitute a false or fraudulent claim and may result in civil penalties and additional penalties under the False Claims Act. The statute also provides for a penalty of up to $172,137 for a circumvention scheme;

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the federal Anti-Kickback Statute that prohibits the knowing and willful offer, payment, solicitation or receipt of any bribe, kickback, rebate or other remuneration for referring an individual, in return for ordering, leasing, purchasing or recommending or arranging for or to induce the referral of an individual or the ordering, purchasing or leasing of items or services covered, in whole or in part, by any federal health care program, such as Medicare and Medicaid. Remuneration has been interpreted broadly to be anything of value, and could include compensation, discounts or free marketing services. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. Violations of the federal Anti-Kickback Statute may result in civil monetary penalties up to $104,330 for each violation, plus up to three times the remuneration involved. Civil penalties for such conduct can further be assessed under the federal False Claims Act. Violations can also result in criminal penalties, including criminal fines of up to $100,000 and imprisonment of up to 10 years. Similarly, violations can result in exclusion from participation in government health care programs, including Medicare and Medicaid;

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the criminal health care fraud provisions of the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), and their implementing regulations, which we collectively refer to as HIPAA, and related rules that prohibit knowingly and willfully executing a scheme or artifice to defraud any health care benefit program or falsifying, concealing or covering up a material fact or making any material false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

•	HIPAA, and its implementing regulations, which also imposes certain regulatory and contractual requirements regarding the privacy, security and transmission of protected health information (“PHI”);

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the federal False Claims Act that imposes civil and criminal liability on individuals or entities that knowingly submit false or fraudulent claims for payment to the government or knowingly making, or causing to be made, a false statement in order to have a false claim paid, including qui tam or whistleblower suits;

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the federal Civil Monetary Penalties Law prohibits, among other things, the offering or transfer of remuneration to a Medicare or state health care program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state health care program, unless an exception applies;

•	reassignment of payment rules that prohibit certain types of billing and collection practices in connection with claims payable by the Medicare or Medicaid programs;

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similar state law provisions pertaining to Anti-Kickback, self-referral and false claims issues, some of which may apply to items or services reimbursed by any third party payor, including commercial insurers or services paid out-of-pocket by patients;

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state laws that prohibit general business corporations, such as us, from practicing medicine, controlling physicians’ medical decisions or engaging in some practices such as splitting fees with physicians and psychologists;

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the Federal Trade Commission Act and federal and state consumer protection, advertisement and unfair competition laws, which broadly regulate marketplace activities and activities that could potentially harm consumers;

•	laws that regulate debt collection practices as applied to our debt collection practices;

•	a provision of the Social Security Act that imposes criminal penalties on health care providers who fail to disclose or refund known overpayments;

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federal and state laws that prohibit providers from billing and receiving payment from Medicare and Medicaid for services unless the services are medically necessary, adequately and accurately documented, and billed using codes that accurately reflect the type and level of services rendered;

•	risks related to employing or contracting with individuals or entities that are sanctioned or excluded from participation in government health care programs;

•	the Federal Substance Abuse Confidentiality Regulations known as 42 C.F.R. Part 2;

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federal and state laws and policies that require health care providers to maintain licensure, certification or accreditation to provide physician and other professional services, to enroll and participate in the Medicare and Medicaid programs, to report certain changes in their operations to the agencies that administer these programs, as well as state insurance laws; and

•	state and federal statutes and regulations that govern workplace health and safety.

Because of the breadth of these laws and the need to fit certain activities within one of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment, loss of enrollment status and exclusion from the Medicare and Medicaid programs. The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. Our failure to accurately anticipate the application of these laws and regulations to our business or any other failure to comply with regulatory requirements could create liability for us and negatively affect our business. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and result in adverse publicity.

To enforce compliance with the federal laws, the U.S. Department of Justice and the U.S. Department of Health and Human Services (“HHS”) Office of Inspector General (“OIG”) have continued their scrutiny of health care providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Dealing with investigations can be time- and resource-consuming and can divert management’s attention from the business. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business. In addition, because of the potential for large monetary exposure under the federal False Claims Act, which provides for treble damages and mandatory minimum penalties of $11,665 to $23,331 per false claim or statement, health care providers often resolve allegations without admissions of liability for significant and material amounts to avoid the uncertainty of treble damages that may be awarded in litigation proceedings. Such settlements often contain additional compliance and reporting requirements as part of a consent decree, settlement agreement or corporate integrity agreement. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating health care providers’ compliance with the health care reimbursement rules and fraud and abuse laws.

We are, and may in the future be, a party to various lawsuits, demands, claims, qui tam suits, governmental investigations and audits (including investigations or other actions resulting from our obligation to self-report suspected violations of law) and other legal matters, any of which could result in, among other things, substantial financial penalties or awards against us, mandated refunds, substantial payments made by us, required changes to our business practices, exclusion from future participation in Medicare, Medicaid and other health care programs and possible criminal penalties, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows and materially harm our reputation. In March 2020, we received a Civil Investigative Demand from the U.S. Attorney’s Office of the Northern District of Georgia involving an investigation of a laboratory arrangement. We do not believe that we are a target of the investigation or that there is any material exposure based on our internal review. We do not know how the investigation will be resolved, to what extent it may be expanded, or whether we or our employees will be subject to further investigation, enforcement action or related penalties that could have a material adverse effect on our business, results of operations and financial condition.

The laws, regulations and standards governing the provision of health care services may change significantly in the future. We cannot assure you that any new or changed health care laws, regulations or standards will not materially adversely affect our business. We cannot assure you that a review of our business by judicial, law enforcement, regulatory or accreditation authorities will not result in a determination that could adversely affect our operations.

Regulations related to health care are evolving. To the extent regulations revert to their pre-COVID-19 state, particularly with respect to state licensure laws, our ability to provide virtual service across regions will be hampered.

In a regulatory climate that is uncertain, our operations may be subject to direct and indirect adoption, expansion or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require us to change our practices at an undeterminable and possibly significant initial monetary and recurring expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on our results of operations and our ability to provide virtual services in certain jurisdictions. Areas of government regulation that, if changed, could be costly to us include: rules governing the practice of medicine by physicians; laws relating to licensure requirements for psychiatrists and other licensed mental health professionals; laws limiting the corporate practice of medicine and professional fee-splitting; laws governing the issuance of prescriptions in an online setting; cybersecurity and privacy laws; and laws and rules relating to the distinction between independent contractors and employees.

In addition, a few states have imposed different, and, in some cases, additional, standards regarding the provision of services virtually. The unpredictability of this regulatory landscape means that sudden changes in policy regarding standards of care and reimbursement are possible. If a successful legal challenge or an adverse change in the relevant laws were to occur, and we were unable to adapt our business model accordingly, our operations in the affected jurisdictions would be disrupted, which could have a material adverse effect on our business, financial condition and results of operations. If we are required to adapt our business model, we may be limited to only in-person services, which may have a material adverse effect on our business, financial condition and results of operations.

We are dependent on our relationships with affiliated practices, which we do not own, to provide health care services, and our business would be harmed if those relationships were disrupted or if our arrangements with these entities became subject to legal challenges.

The corporate practice of medicine prohibition exists in some form, by statute, regulation, board of medicine or attorney general guidance, or case law, in certain of the states in which we operate. These laws generally prohibit the practice of medicine or practice of psychology by lay-persons or entities and are intended to prevent unlicensed persons or entities from interfering with or inappropriately influencing providers’ professional judgment. Due to the prevalence of the corporate practice of medicine doctrine, including in certain of the states where we conduct our business, we enter into management services contracts with our affiliated practices to provide a wide range of administrative and operations support services to these practices. Under the management contracts between LifeStance and each affiliated practice, we provide various administrative and management services in exchange for management fees set forth in our management services contracts. To the extent our ability to receive cash fees from the affiliated practices is limited, our ability to use that cash for growth, debt service or other uses may be impaired and, as a result, our results of operations and financial condition may be adversely affected. In addition, the affiliated practices are owned by our Chief Medical Officer and other licensed clinical leadership employees. In the event of any such employee’s death or disability or upon certain other triggering events, we maintain the right to direct the transfer of the ownership of the affiliated practices to another licensed physician.

Our ability to perform medical and virtual services in a particular U.S. state is directly dependent upon the applicable laws governing the practice of medicine, health care delivery and fee splitting in such locations, which are subject to changing political, regulatory and other influences. The extent to which a U.S. state considers particular actions or relationships to constitute the practice of medicine is subject to change and to evolving interpretations by professional boards and state attorneys general, among others, each of which has broad discretion. There is a risk that U.S. state authorities in some jurisdictions may find that our contractual relationships with outpatient mental health practices, which govern the provision of medical and virtual services and the payment of administrative and operations support fees, violate laws prohibiting the corporate practice of medicine and fee-splitting. The extent to which each state may consider particular actions or contractual relationships to constitute improper influence of professional judgment varies across the states and is subject to change and to evolving interpretations by state boards of medicine and state attorneys general, among others. Accordingly, we must monitor our compliance with laws in every jurisdiction in which we operate on an ongoing basis, and we cannot provide assurance that our activities and arrangements, if challenged, will be found to be in compliance with the law. Additionally, it is possible that the laws and rules governing the practice of medicine, including the provision of virtual services, and fee splitting in one or more jurisdictions may change in a manner adverse to our business. While the management contracts prohibit us from controlling, influencing or otherwise interfering with the practice of medicine by the affiliated clinicians, and provide that clinicians retain exclusive control and responsibility for all aspects of the practice of medicine and the delivery of medical services, there can be no assurance that our contractual arrangements and activities with affiliated practices will be free from scrutiny from U.S. state authorities, and we cannot guarantee that subsequent interpretation of the corporate practice of medicine and fee-splitting laws will not circumscribe our business operations. State corporate practice of medicine doctrines also often impose penalties on health care clinicians themselves for aiding the corporate practice of medicine, which could discourage clinicians from participating in our network. If a successful legal challenge or an adverse change in relevant laws were to occur, and we were unable to adapt our business model accordingly, our operations in affected jurisdictions would be disrupted, which could harm our business.

While we expect that our relationships with our affiliated practices will continue, a material change in our relationship with these entities, or among the affiliated practices, whether resulting from a dispute among the entities, a challenge from a governmental regulator, a change in government regulation, or the loss of these relationships or contracts with outpatient mental health practices, could impair our ability to provide services to our patients and could harm our business.

The impact of healthcare reform legislation and other changes in the healthcare industry and in health care spending on us is currently unknown, but may harm our business.

Our revenue is dependent on the healthcare industry and could be affected by changes in health care spending, reimbursement and policy. The healthcare industry is subject to changing political, regulatory and other influences. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (the “Affordable Care Act” or the “ACA”) in 2010 made major changes in how health care is delivered and reimbursed, and increased access to health insurance benefits to the uninsured and underinsured population of the United States.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA as well as efforts to repeal or replace certain aspects of the ACA. For example, the Tax Cuts and Jobs Act of 2017 included a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Since the enactment of the Tax Cuts and Jobs Act of 2017, there have been additional amendments to certain provisions of the ACA, and it is possible that the current Biden administration and Congress will likely continue to seek to modify or build on certain provisions of the ACA. In December 2019, a federal appeals court held that the individual mandate portion of the ACA was unconstitutional and left open the question whether the remaining provisions of the ACA would be valid without the individual mandate. On November 10, 2020, the Supreme Court heard oral arguments, but it is unknown when the Supreme Court will issue a decision. We continue to evaluate the effect that the ACA and its possible modification or repeal and replacement has on our business. It is uncertain the extent to which any such changes may impact our business or financial condition. In addition to these legal challenges, the Biden administration may advance new healthcare policy goals and objectives through statute, regulation and executive order. For example, the Biden administration could propose a public health insurance option, which, if enacted, could significantly change the competitive landscape among commercial insurance carriers. It is uncertain the extent to which any such changes may impact our business or financial condition.

Other legislative changes to provider reimbursement have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year pursuant to the Budget Control Act of 2011 (known as Medicare sequestration) and subsequent extensions, which began in 2013 and will remain in effect through 2029 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. New laws may result in additional reductions in Medicare and other health care funding, which may materially adversely affect customer demand and affordability for our products and, accordingly, the results of our financial operations. Additional changes that may affect our business include the expansion of new programs such as Medicare payment for performance initiatives for physicians under the Medicare Access and CHIP Reauthorization Act of 2015 (“MACRA”), which will not be fully implemented until 2022. At this time, it is unclear how the introduction of the MACRA program will impact overall physician reimbursement.

The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and subsequent legislation including the Consolidated Appropriations Act, 2021 and the American Rescue Plan Act of 2021, provides temporary reimbursement relief for health care providers that, when terminated, could have a material impact on our business. Among other things, Medicare sequestration cuts were temporarily suspended through March 31, 2021, although Congress could act to extend the moratorium further; there is also a one-time overall 3.75% increase in payments across all services and specialties listed in the final 2021 Medicare Physician Fee Schedule; however actual increases or decreases vary across specialties. When these enhanced reimbursement provisions sunset, it is uncertain what impact that will have on our business.

Such changes in the regulatory environment may also result in changes to our payor mix that may affect our operations and revenue. In addition, certain provisions of the ACA authorize voluntary demonstration projects, which include the development of bundling payments for acute, inpatient hospital services, physician services and post-acute services for episodes of hospital care. Further, the ACA may adversely affect payors by increasing medical costs generally, which could have an effect on the industry and potentially impact our business and revenue as payors seek to offset these increases by reducing costs in other areas. Certain of these provisions are still being implemented and the full impact of these changes on us cannot be determined at this time.

Uncertainty regarding future amendments to the ACA as well as new legislative proposals to reform health care and government insurance programs, along with the trend toward managed health care in the United States, could result in reduced demand and prices for our services. We expect that additional state and federal health care reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments and other third party payors will pay for health care products and services, which could adversely affect our business, financial condition and results of operations.

If our or our vendors’ security measures fail or are breached and unauthorized access to our employees’, patients’ or partners’ data is obtained, our systems may be perceived as insecure, we may incur significant liabilities, including through private litigation or regulatory action, our reputation may be harmed, and we could lose patients and partners.

Our business involves the storage and transmission of proprietary information and sensitive or confidential data, including personal information of employees and others, as well as the PHI of our patients. Several laws and regulations require us to keep this information secure. Because of the extreme sensitivity of the information we store and transmit, the security features of our and our third-party vendors’ computer, network and communications systems infrastructure are critical to the success of our business. We cannot be sure that our security features and processes or that our vetting and oversight of third parties will be sufficient. We also exercise limited control over third-party vendors, which increases our vulnerability to problems with the technology and information services they provide. Determined threat actors would likely be able to penetrate our security or the security of our vendors with enough skills, resources, and time. A breach or failure of our or our third-party vendors’ network, hosted service providers or vendor systems could result from a variety of circumstances and events, including third-party action, employee negligence or error, malfeasance, computer viruses, cyber-attacks by computer hackers such as denial-of-service and phishing attacks, nation-state attacks, political protests, failures during the process of upgrading or replacing software and databases, power outages, hardware failures, telecommunication failures, user errors or catastrophic events. Information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. We are also dependent on a technology supply chain that involves many third parties, some of whom may not be known to us, and each of these companies may also be a source of potential risk to our patients, operations and reputation. Hackers and data thieves are increasingly sophisticated and operating large-scale and complex automated attacks, including on companies within the healthcare industry. As cyber threats continue to evolve, we and our third-party vendors may be unable to anticipate all potential threats. We may be required to expend additional resources to further enhance our information security measures and/or to investigate and remediate any information security vulnerabilities. If our or our third-party vendors’ security measures fail or are breached, it could result in unauthorized persons accessing sensitive patient data (including PHI), a loss of or damage to our data, or an inability to access data sources, process data or provide our services to our patients. A security incident may even remain undetected for an extended period, and we or our third-party vendors may be unable to anticipate such threats and attacks or implement adequate preventive measures. Such failures or breaches of our or our third-party vendors’ security measures, or our or our third-party vendors’ inability to effectively resolve such failures or breaches in a timely manner, could severely damage our reputation, adversely affect patient, provider or investor confidence in us, and reduce the demand for our services from existing and potential patients. In addition, we could face litigation, damages for contract breach, monetary penalties or regulatory actions for violation of applicable laws or regulations, and incur significant costs to comply with applicable data breach notification laws and to implement remedial measures to prevent future occurrences and mitigate past violations. Although we maintain insurance covering certain security and privacy damages and related expenses, we may not carry insurance or maintain coverage sufficient to compensate for all liability and in any event, insurance coverage would not address the reputational damage that could result from a security incident.

Our Board of Directors is briefed periodically on cybersecurity and risk management issues and we have implemented a number of processes to avoid cyber threats and to protect privacy. However, the processes we have implemented in connection with such initiatives may be insufficient to prevent or detect improper access to confidential, proprietary or sensitive data, including personal data. In addition, the competition for talent in the data privacy and cybersecurity space is intense, and we may be unable to hire, develop or retain suitable talent capable of adequately detecting, mitigating or remediating these risks. Our failure to adhere to, or successfully implement processes in response to, evolving cybersecurity threats and changing legal or regulatory requirements in this area could result in legal liability or damage to our reputation in the marketplace.

Should an attacker gain access to our network or the network of our third-party vendor, including by way of example, using compromised credentials of an authorized user, we are at risk that the attacker might successfully leverage that access to compromise additional systems and data. Certain measures that could increase the security of our systems, such as data encryption (including data at rest encryption), heightened monitoring and logging, scanning for source code errors or deployment of multi-factor authentication, take significant time and resources to deploy broadly, and such measures may not be deployed in a timely manner or be effective against an attack. As cybersecurity threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. The inability to implement, maintain and upgrade adequate safeguards could have a material adverse effect on our business.

Our information systems must be continually updated, patched and upgraded to protect against known vulnerabilities. The volume of new vulnerabilities has increased markedly, as has the criticality of patches and other remedial measures. In addition to remediating newly identified vulnerabilities, previously identified vulnerabilities must also be continuously addressed. Accordingly, we are at risk that cyber-attackers exploit these known vulnerabilities before they have been addressed. Due to the systems and platforms that we operate, the increased frequency at which vendors are issuing security patches to their products, the need to test patches and, in some cases, coordinate with clients and vendors, before they can be deployed, we continuously face the substantial risk that we cannot deploy patches in a timely manner. These risks can be heightened as we acquire and work to integrate additional centers. We are also dependent on third-party vendors to keep their systems patched and secure in order to protect our information systems and data. Any failure related to these activities and any breach of our information systems could result in significant liability and have a material adverse effect on our business, reputation and financial condition.

Our use and disclosure of PII, including PHI, is subject to federal and state privacy and security regulations, and our failure to comply with those regulations or to adequately secure such information we hold could result in significant liability or reputational harm and, in turn, substantial harm to our affiliated practices, affiliated clinicians, patient base and revenue.

The privacy and security of personally identifiable information (“PII”) stored, maintained, received or transmitted electronically is a major issue in the United States. While we strive to comply with all applicable privacy and security laws and regulations, as well as our own posted privacy policies, legal standards for privacy, including but not limited to “unfairness” and “deception,” as enforced by the Federal Trade Commission and state attorneys general, continue to evolve and any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, or could cause us to lose customers, which could have a material adverse effect on our business. Recently, there has been an increase in public awareness of privacy issues in the wake of revelations about the activities of various government agencies and in the number of private privacy-related lawsuits filed against companies. Any allegations about us, our affiliated practices or our affiliated clinicians with regard to the collection, processing, use, disclosure, or security of PII or other privacy-related matters, even if unfounded and even if we are in compliance with applicable laws, could damage our reputation and harm our business.

We also publish statements to our patients and stakeholders that describe how we handle and protect personal information. If federal or state regulatory authorities or private litigants consider any portion of these statements to be untrue or misleading, we may be subject to claims of deceptive practices, which could lead to significant liabilities and consequences, including, without limitation, costs of responding to investigations, defending against litigation, settling claims and complying with regulatory or court orders.

Numerous foreign, federal and state laws and regulations govern collection, dissemination, use and confidentiality of personally identifiable health information, including state privacy and confidentiality laws (including state laws requiring disclosure of breaches) and HIPAA.

HIPAA establishes a set of basic national privacy and security standards for the protection of PHI, by health plans, health care clearinghouses and certain health care providers, referred to as covered entities, and the business associates with whom such covered entities contract for services, which includes us. Certain of our entities and affiliated practices are covered entities, while our management service entities are business associates.

HIPAA requires covered entities and business associates to develop and maintain policies and procedures with respect to PHI that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information. HIPAA also implemented the use of standard transaction code sets and standard identifiers that covered entities must use when submitting or receiving certain electronic health care transactions, including activities associated with the billing and collection of health care claims.

HIPAA imposes mandatory penalties for certain violations. Penalties for violations of HIPAA and its implementing regulations include civil monetary penalties of up to $59,522 per violation, not to exceed approximately $1.8 million for violations of the same standard in a single calendar year (as of 2020, and subject to periodic adjustments for inflation). However, a single breach incident can result in violations of multiple standards, which could result in significant fines. A person who knowingly obtains or discloses individually identifiable health information in violation of HIPAA may face a criminal penalty of up to $50,000 and up to one-year of imprisonment. The criminal penalties increase if the wrongful conduct involves false pretenses or the intent to sell, transfer, or use identifiable health information for commercial advantage, personal gain, or malicious harm. HIPAA also authorizes state attorneys general to file suit on behalf of their residents. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI. Any such penalties or lawsuits could harm our business, financial condition, results of operations and prospects.

In addition, HIPAA mandates that the Secretary of Health and Human Services (“HHS”) conduct periodic compliance audits of HIPAA covered entities or business associates for compliance with the HIPAA Privacy and Security Standards. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the Civil Monetary Penalty fine paid by the violator.

HIPAA further requires that patients be notified of any unauthorized acquisition, access, use or disclosure of their unsecured PHI that compromises the privacy or security of such information, with certain exceptions related to unintentional or inadvertent use or disclosure by employees or authorized individuals. HIPAA specifies that such notifications must be made “without unreasonable delay and in no case later than 60 calendar days after discovery of the breach.” If a breach affects 500 patients or more, it must be reported to HHS without unreasonable delay, and HHS will post the name of the breaching entity on its public website. Breaches affecting 500 patients or more in the same state or jurisdiction must also be reported to the local media. If a breach involves fewer than 500 people, the covered entity must record it in a log and notify HHS at least annually. We have experienced minor breaches of PHI in the ordinary course of business, but none have involved more than 500 individuals. Further, the HHS Office for Civil Rights (“OCR”) published a proposed rule in January of 2021, which, among other things calls for greater care coordination and an individual’s rights to access patient records. The proposed rule specifically encourages the disclosure of PHI when needed to help individuals experiencing substance use disorder, serious mental illness and in emergency circumstances. The proposed rule is subject to a regulatory suspension announced by the Biden administration and we do not know when (or if) the final rule will be published or whether there may be additional changes to the regulations, but when it is, we will need to evaluate and potentially update our HIPAA regulatory programs and documentation to ensure compliance with such requirements.

Additionally, we may be required to comply with the Federal Substance Abuse Confidentiality Regulations known as 42 C.F.R. Part 2. In July 2020, new regulations overhauled these laws to better align with HIPAA and make other updates to facilitate better coordination of care in response to the opioid epidemic. The federal government could initiate criminal charges for violations of Part 2, which include $500 for the first offense; and $5,000 for all subsequent offenses and seek fines up to $5,000 per violation for individuals and $10,000 per violation for organizations. Under the CARES Act, Congress also gave HHS the authority to issue civil money penalties for violations of Part 2, ranging from $100 to $50,000 per violation depending on the level of culpability.

Further, the U.S. federal government and various states and governmental agencies have adopted or are considering adopting various laws, regulations and standards regarding the collection, use, retention, security, disclosure, transfer and other processing of sensitive and personal information. For example, California implemented the California Confidentiality of Medical Information Act, that imposes restrictive requirements regulating the use and disclosure of health information and other personally identifiable information. These laws and regulations are not necessarily preempted by HIPAA, particularly if a state affords greater protection to individuals than HIPAA. Where state laws are more protective, we have to comply with the stricter provisions. In addition to fines and penalties imposed upon violators, some of these state laws also afford private rights of action to individuals who believe their personal information has been misused. California has also implemented the California Consumer Privacy Act, or CCPA, which came into effect on January 1, 2020 and, which increases privacy rights for California residents and imposes obligations on companies that process their personal information. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. The CCPA has been amended from time to time, and it is possible that further amendments will be enacted, but even in its current format remains unclear how various provisions of the CCPA will be interpreted and enforced. Additionally, the recently passed California Privacy Rights Act (“CPRA”), which will become operational in 2023, will significantly modify the CCPA, including expanding consumers’ rights with respect to certain sensitive personal information, and creating a new state agency that will be vested with authority to implement and enforce the CCPA and CPRA. We will need to evaluate and potentially update our privacy regulatory programs to ensure compliance with such requirements, and our review and update may not be able to achieve full compliance within the allowed period of time.

The Virginia Consumer Data Protection Act (“CDPA”) was signed into law on March 2, 2021 and will go into effect on January 1, 2023. The CDPA provides consumers with new rights to access, correct, delete and obtain a copy of the personal information a covered business holds about them, and to opt out of certain data processing activities. Significantly, covered business will also be required to obtain opt-in consent before collecting or processing “sensitive data” and to conduct “Data Protection Assessments” in specified circumstances. The state attorney general can assess penalties up to $7,500 per violation. We are assessing the effects that CDPA will have on our business.

There are many other state-based data privacy and security laws and regulations that may impact our business. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time, may require us to modify our data processing practices and policies, divert resources from other initiatives and projects and could restrict the way services involving data are offered, all of which may adversely affect our results of operations. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. State laws are changing rapidly and there is discussion in Congress of a new federal data protection and privacy law to which we may be subject.

The interplay of federal and state laws may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and our clients and potentially exposing us to additional expense, adverse publicity and liability. Further, as regulatory focus on privacy issues continues to increase and laws and regulations concerning the protection of personal information expand and become more complex, these potential risks to our business could intensify. Changes in laws or regulations associated with the enhanced protection of certain types of sensitive data, such as PHI or PII, along with increased customer demands for enhanced data security infrastructure, could greatly increase our cost of providing our services, decrease demand for our services, reduce our revenue and/or subject us to additional liabilities.

In addition to the applicable federal and state laws, we are also subject to PCI DSS, a self-regulatory standard that requires companies that process payment card data to implement certain data security measures. If we or our payment processor fail to comply with the PCI DSS, we may incur significant fines or liability and lose access to major payment card systems. Our systems are subject to annual review under the PCI DSS requirements, and we have historically had, may now have, and may have in the future have items that require improvement. Industry groups may in the future adopt additional self-regulatory standards by which we are legally or contractually bound.

Because of the breadth of these laws and the narrowness of their exceptions and safe harbors, it is possible that our business activities can be subject to challenge under one or more of such laws. The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of health care reform. Federal, state and foreign enforcement bodies have recently increased their scrutiny of interactions between health care companies and health care providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Any such investigations, prosecutions, convictions or settlements could result in significant financial penalties, damage to our brand and reputation, and a loss of customers, any of which could have an adverse effect on our business.

Laws regulating scope of clinician practices and supervision requirements may constrain our ability to grow and meet patient needs.

Each state regulates the scope of practice under our clinicians’ licenses. There is substantial variation across states in scope of practice for many clinician types, including nurse practitioners. In a number of states in which we operate, nurse practitioners are required to have physician supervisors, in particular in connection with the prescription of Schedule II drugs. The need to provide supervisors may constrain our ability to add new clinicians to the practice, meet patient need or serve specific geographic regions. Further, supervision and scope of license laws are subject to frequent change by state legislative bodies. Changes decreasing the scope of license or increasing the onerousness of supervision requirements could adversely affect our ability to meet patient need and ultimately negatively impact our business and results of operations.

Regulations related to telehealth are still evolving. To the extent regulations revert to their pre-COVID state, our ability to provide or be reimbursed for certain telehealth services could be impaired.

Given the uncertain regulatory climate, government regulations regarding the provision of telehealth services have been unpredictable, and sudden changes could be costly to us or have a material effect on our business. Further, some states impose strict standards on using telehealth to prescribe certain classes of controlled substances that can be commonly used to treat mental health disorders. The unpredictability of this regulatory landscape means that sudden changes in policy regarding standards of care and reimbursement are possible. If a successful legal challenge or an adverse change in the relevant laws were to occur, and we were unable to adapt our business model accordingly, our operations in the affected jurisdictions would be disrupted, which could have a material adverse effect on our business, financial condition and results of operations. If we are required to adapt our business model, we may be limited to only in person services, which may have a material adverse effect on our business, financial condition and results of operations.

Recent growth in our telehealth services has been facilitated by significant reduction of regulatory and reimbursement barriers for telehealth services in response to the COVID-19 pandemic, including expansion of reimbursement for telehealth services, and easing of state licensure policies for clinicians, enabling more clinicians to serve patients in more states. During the public health emergency, the Drug Enforcement Agency is permitting providers to prescribe certain control substances through telehealth without requiring those providers to have conducted an in-person medical evaluation. To the extent these regulations revert to their pre-COVID state, our ability to provide certain telehealth services may be impaired, which may have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Indebtedness

Our existing indebtedness could adversely affect our business and growth prospects.

As of March 31, 2021, we had $399.2 million in principal amount outstanding under our Existing Credit Agreement. Our indebtedness, or any additional indebtedness we may incur, could require us to divert funds identified for other purposes for debt service and impair our liquidity position. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to take any of these actions on a timely basis, on terms satisfactory to us or at all.

Our indebtedness and the cash flow needed to satisfy our debt have important consequences, including:

•

limiting funds otherwise available for financing our capital expenditures by requiring us to dedicate a portion of our cash flows from operations to the repayment of debt and the interest on this debt;

•	making us more vulnerable to rising interest rates; and

•	making us more vulnerable in the event of a downturn in our business.

Our level of indebtedness may place us at a competitive disadvantage to our competitors that are not as highly leveraged. Fluctuations in interest rates can increase borrowing costs. Increases in interest rates may directly impact the amount of interest we are required to pay and reduce earnings accordingly. In addition, developments in tax policy, such as the disallowance of tax deductions for interest paid on outstanding indebtedness, could have an adverse effect on our liquidity and our business, financial conditions and results of operations.

In addition, we may need to refinance all or a portion of our indebtedness before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

We may not be able to generate sufficient cash flow to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make scheduled payments or to refinance outstanding debt obligations depends on our financial and operating performance, which will be affected by prevailing economic, industry and competitive conditions and by financial, business and other factors beyond our control. We may not be able to maintain a sufficient level of cash flow from operating activities to permit us to pay the principal, premium, if any, and interest on our indebtedness. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in penalties or defaults, which would also harm our ability to incur additional indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or seek to restructure or refinance our indebtedness. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such cash flows and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service obligations. If we cannot meet our debt service obligations, the holders of our indebtedness may accelerate such indebtedness and, to the extent such indebtedness is secured, foreclose on our assets. In such an event, we may not have sufficient assets to repay all of our indebtedness.

The terms of the Existing Credit Agreement restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The Existing Credit Agreement contains a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests, including restrictions on our ability to:

•	incur additional indebtedness or other contingent obligations;

•	create liens;

•	make investments, acquisitions, loans and advances;

•	consolidate, merge, liquidate or dissolve;

•	sell, transfer or otherwise dispose of our assets;

•	pay dividends on our equity interests or make other payments in respect of capital stock; and

•	materially alter the business we conduct.

You should read the discussion under the heading “Description of Indebtedness” for further information about these covenants.

The restrictive covenants in the Existing Credit Agreement require us to satisfy certain financial condition tests. Our ability to satisfy those tests can be affected by events beyond our control. In addition, the Existing Credit Agreement contains a financial maintenance covenant requiring compliance with a maximum leverage ratio as of the last day of each fiscal quarter.

A breach of the covenants or restrictions under the Existing Credit Agreement could result in an event of default. Such a default may allow the creditors to accelerate the related debt, which may result in the acceleration of any other debt we may incur to which a cross-acceleration or cross-default provision applies. In the event the holders of our indebtedness accelerate the repayment, we may not have sufficient assets to repay that indebtedness or be able to borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms acceptable to us. As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions, along with restrictions that may be contained in agreements evidencing or governing other future indebtedness, may affect our ability to grow in accordance with our growth strategy.

The transition away from LIBOR may adversely affect our cost to obtain financing.

On July 27, 2017, the U.K. Financial Conduct Authority announced that it intends to stop persuading or compelling banks to submit London Interbank Offered Rate (“LIBOR”) rates after 2021. On March 5, 2021, the U.K. Financial Conduct Authority and the ICE Benchmark Administration (the “IBA”) announced that the IBA will cease publication in their current form for (i) 1-week and 2-month U.S. Dollar LIBOR rates immediately following the publication on December 31, 2021 and (ii) overnight, 1-month, 3-month, 6-month and 12-month LIBOR rates immediately following the publication on June 30, 2023. While there is still no consensus on what rate or rates may become accepted alternatives to LIBOR, the Alternative Reference Rates Committee, a steering committee comprised of U.S. financial market participants, selected and the Federal Reserve Bank of New York started in May 2018 to publish the Secured Overnight Finance Rate (“SOFR”), as an alternative to LIBOR. SOFR is a broad measure of the cost of borrowing cash in the overnight U.S. treasury repo market. At this time, it is impossible to predict whether the SOFR or another reference rate will become an accepted alternative to LIBOR. The manner and impact of this transition may materially adversely affect the trading market for LIBOR-based securities, which may result in an increase in borrowing costs under our Existing Credit Agreement. Any replacement for LIBOR may result in an effective increase in the applicable interest rate on our current or future debt obligations, including our Existing Credit Agreement.

Risks Related to Our Common Stock and This Offering

Our Principal Stockholders control us, and their interests may conflict with ours or yours.

Immediately following this offering, investment entities affiliated with our Principal Stockholders will, collectively, beneficially own approximately 66.2% of our common stock, or 64.6% if the underwriters exercise in full their option to purchase additional shares from the selling stockholders, which means that, based on their combined percentage voting power held after this offering, the Principal Stockholders together will control the vote of all matters submitted to a vote of our stockholders, which will enable them to control the election of the members of the Board of Directors and other corporate decisions. Even when the Principal Stockholders cease to own shares of our stock representing a majority of the total voting power, for so long as the Principal Stockholders continue to own a significant percentage of our stock, the Principal Stockholders will still be able to significantly influence the composition of our Board of Directors and the approval of actions requiring stockholder approval. Accordingly, for such period of time, the Principal Stockholders will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers, decisions on whether to raise future capital and amending our charter and bylaws, which govern the rights attached to our common stock. In particular, for so long as the Principal Stockholders continue to own a significant percentage of our stock, the Principal Stockholders will be able to cause or prevent a change of control of us or a change in the composition of our Board of Directors and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of us and ultimately might affect the market price of our common stock.

In addition, in connection with this offering, we will enter into a Stockholders Agreement that will provide each Principal Stockholder the right to designate nominees for election to our Board of Directors. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

The Principal Stockholders and their affiliates engage in a broad spectrum of activities, including investments in the healthcare industry generally. In the ordinary course of their business activities, the Principal Stockholders and their affiliates may engage in activities where their interests conflict with our interests or those of our other stockholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Our amended and restated certificate of incorporation to be effective in connection with the closing of this offering will provide that none of the Principal Stockholders, any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or its affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. The Principal Stockholders also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, each of the Principal Stockholders may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

Upon listing of our shares on Nasdaq, we will be a “controlled company” within the meaning of the rules of Nasdaq and, as a result, we will qualify for exemptions from certain corporate governance requirements. You will not have the same protections as those afforded to stockholders of companies that are subject to such governance requirements.

After completion of this offering, the Principal Stockholders together will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our Board of Directors consist of independent directors;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we may elect to utilize one or more of these exemptions. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We are an emerging growth company and our compliance with the reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Acts of 2012 (the “JOBS Act”), and may remain an emerging growth company for up to five years. For as long as we are an emerging growth company, we will not be required to comply with certain requirements that are applicable to other public companies that are not emerging growth companies, including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and may also take advantage of the reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements and the exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and obtaining stockholder approval of any golden parachute payments not previously approved. As a result, the information we provide stockholders will be different than the information that is available with respect to other public companies. In this prospectus, we have not included all of the executive compensation related information that would be required if we were not an emerging growth company and we have provided only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, and particularly after we are no longer an “emerging growth company,” we will incur significant legal, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We expect that we will need to hire additional accounting, finance, and other personnel in connection with our becoming, and our efforts to comply with the requirements of being, a public company, and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. Our management and other personnel will also need to devote a substantial amount of time towards compliance with the additional reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that the rules and regulations applicable to us as a public company may make it more difficult and more expensive for us to obtain director and officer liability insurance. We are currently evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting. If our remediation of the material weaknesses is not effective, or we fail to develop and maintain effective internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired, which could harm our business and negatively impact the value of our common stock.

In connection with the preparation of our consolidated financial statements as of and for the year ended December 31, 2019, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

We did not design and maintain an effective control environment commensurate with our financial reporting requirements due to an insufficient complement of resources in the accounting/finance and IT functions, with an appropriate level of knowledge, experience and training. This material weakness contributed to the following additional material weaknesses:

•

We did not maintain formal accounting policies and procedures, and did not design and maintain controls related to significant accounts and disclosures to achieve complete, accurate and timely financial accounting, reporting and disclosures, including controls over account reconciliations, segregation of duties and the preparation and review of journal entries.

These material weaknesses resulted in material misstatements related to the identification and valuation of intangible assets acquired in business combinations that impacted the classification of intangible assets and goodwill, related impacts to amortization and income tax expense, and the restatement of our previously issued annual consolidated financial statements as of and for the years ended December 31, 2019 and 2018 with respect to such intangibles assets acquired in business combinations. The consolidated financial statements and the related notes included elsewhere in this prospectus give effect to such restatement. Additionally, these material weaknesses could result in a misstatement of substantially all of the financial statement accounts and disclosures that would result in a material misstatement to our annual or interim consolidated financial statements that would not be prevented or detected.

•

We did not design and maintain effective controls over IT general controls for information systems that are relevant to the preparation of our consolidated financial statements. Specifically, we did not design and maintain: (i) program change management controls for financial systems to ensure that information technology program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate Company personnel; (iii) computer operations controls to ensure that critical batch jobs are monitored and data backups are authorized and monitored; and (iv) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements.

These IT deficiencies did not result in a material misstatement to our consolidated financial statements; however, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, we have determined these deficiencies in the aggregate constitute a material weakness.

We have begun implementation of a plan to remediate these material weaknesses. These remediation measures are ongoing as of the date of this prospectus and include: hiring additional personnel, such as finance and accounting, compliance, IT, human resources and other professionals with appropriate levels of knowledge and experience, and establishing an internal audit function; implementing additional procedures and controls consistent with the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to address the risk of material misstatement; and enhancing IT governance processes.

We intend to evaluate current and projected resource needs on a regular basis and hire additional qualified resources as needed. Our ability to maintain qualified and adequate resources to support the Company and our projected growth will be a critical component of our internal control environment.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, or identify any additional material weaknesses, the accuracy and timing of our financial reporting may be negatively impacted, we may be unable to maintain compliance with securities law requirements in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and our stock price may decline as a result.

We have not performed a formal evaluation of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, nor have we engaged an independent registered public accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our consolidated financial statements. Presently, we are not an accelerated filer, as such term is defined by Rule 12b-2 of the Exchange Act, and therefore, our management is not presently required to perform an annual assessment of the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm will first be required to audit the effectiveness of our internal control over financial reporting for our Annual Report on Form 10-K for the first year we are no longer an “emerging growth company” and may identify additional material weakness. We will also be required to disclose changes made in our internal controls over financial reporting on a quarterly basis. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business, results of operations and financial condition and could cause a decline in the trading price of our common stock.

Provisions of our corporate governance documents could make an acquisition of our Company more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

In addition to beneficial ownership by our Principal Stockholders of a controlling percentage of our common stock, our certificate of incorporation and bylaws, and the Delaware General Corporate Law (the “DGCL”), contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. These provisions include a classified Board of Directors and the ability of our Board of Directors to issue preferred stock without stockholder approval that could be used to dilute a potential acquirer. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors. Because our Board of Directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace current members of our management team. As a result, you may lose your ability to sell your stock for a price in excess of the prevailing market price due to these protective measures, and efforts by stockholders to change the direction or management of the Company may be unsuccessful. See “Description of Capital Stock.”

Our amended and restated certificate of incorporation after this offering will designate courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, and also provide that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”), each of which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, stockholders, or employees.

Our amended and restated certificate of incorporation will provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders;

•	any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws;

•	any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; and

•	any other action asserting a claim against us that is governed by the internal affairs doctrine (each, a “Covered Proceeding”).

Our certificate of incorporation will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act. However, Section 22 of the Securities Act provides that federal and state courts have concurrent jurisdiction over lawsuits brought the Securities Act or the rules and regulations thereunder. To the extent the exclusive forum provision restricts the courts in which claims arising under the Securities Act may be brought, there is uncertainty as to whether a court would enforce such a provision. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. This provision does not apply to claims brought under the Exchange Act.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to these provisions. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Our amended and restated certificate of incorporation after this offering will contain a provision renouncing our interest and expectancy in certain corporate opportunities, which could adversely impact our business.

Each of our Principal Stockholders and the members of our Board of Directors who are affiliated with them, by the terms of our certificate of incorporation, will not be required to offer us any corporate opportunity of which they become aware and can take any such corporate opportunity for themselves or offer it to other companies in which they have an investment. We, by the terms of our certificate of incorporation, will expressly renounce any interest or expectancy in any such corporate opportunity to the extent permitted under applicable law, even if the opportunity is one that we or our subsidiaries might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. Our certificate of incorporation will not be able to be amended to eliminate our renunciation of any such corporate opportunity arising prior to the date of any such amendment.

Our Principal Stockholders are in the business of making investments in companies and any of our Principal Stockholders may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if our Principal Stockholders allocate attractive corporate opportunities to themselves or their affiliates instead of to us.

You will experience immediate and substantial dilution in the net tangible book value of the shares of common stock you purchase in this offering.

The initial public offering price of our common stock is expected to be substantially higher than the as adjusted net tangible book deficit per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our as further adjusted net tangible book deficit per share after this offering. You will experience immediate dilution of $15.80 per share, representing the difference between our as further adjusted net tangible book value per share after giving effect to this offering and the assumed initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately 48% of the aggregate price paid by all purchasers of our stock but will own only approximately 10.7% of our common stock outstanding after this offering assuming no exercise of the underwriters’ option to purchase additional shares from the selling stockholders. See “Dilution.”

An active, liquid trading market for our common stock may not develop, which may limit your ability to sell your shares.

Prior to this offering, there was no public market for our common stock. Although we have applied to list our common stock on Nasdaq under the symbol “LFST,” an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price will be determined by negotiations among us, the selling stockholders and the representatives of the underwriters and may not be indicative of market prices of our common stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our common stock. The market price of our common stock may decline below the initial public offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies related to our platform by using our shares as consideration.

Our stock price may be volatile, and the value of our common stock may decline.

The market price of our common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. We, the selling stockholders and the underwriters have negotiated the initial public offering price. You may not be able to resell your shares at or above the initial public offering price or at all. Our results of operations and the trading price of our shares may fluctuate in response to various factors, including:

•	actual or anticipated changes or fluctuations in our results of operations and whether our results of operations meet the expectations of securities analysts or investors;

•	actual or anticipated changes in securities analysts’ estimates and expectations of our financial performance;

•	announcements of new technology platform capabilities, commercial or payor relationships, acquisitions, or other events by us or our competitors;

•

general market conditions, including volatility in the market price and trading volume of technology companies in general and of companies in the mental healthcare industry and the general healthcare in particular;

•	investors’ perceptions of our prospects and the prospects of the businesses in which we participate;

•	sales of large blocks of our common stock, including sales by our executive officers, directors, and significant stockholders;

•	announced departures of any of our key personnel;

•	lawsuits threatened or filed against us or involving our industry, or both;

•	changing legal or regulatory developments in the United States and other countries;

•	any default or anticipated default under agreements governing our indebtedness;

•	effects of public health crises, such as the COVID-19 pandemic; and

•	general economic conditions and trends.

These and other factors, many of which are beyond our control, may cause our results of operations and the market price and demand for our shares to fluctuate substantially. While we believe that results of operations for any particular quarter are not necessarily a meaningful indication of future results, fluctuations in our quarterly results of operations could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

We do not expect to pay any dividends for the foreseeable future. Investors in this offering may never obtain a return on their investment.

We do not currently pay dividends and do not currently anticipate paying dividends on our common stock in the future. The declaration, amount and payment of any future dividends on shares of our common stock will be at the sole discretion of our Board of Directors, which may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, the implications of the payment of dividends by us to our stockholders or by our subsidiaries to us, and any other factors that our Board of Directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur. See “Dividend Policy.”

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, our common stock price and trading volume could decline.

The trading market for our shares will be influenced, in part, by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. Securities and industry analysts do not currently, and may never, publish research on our Company. If no securities or industry analysts commence coverage of our Company, the trading price of our shares would likely be negatively impacted. In the event securities or industry analysts initiated coverage, and one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our share price could decline.

Cautionary Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. For example, all statements we make relating to growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, factors and assumptions described in “Risk Factors” and elsewhere in this prospectus, including, among other things:

•

we may not grow at the rates we historically have achieved or at all, even if our key metrics may imply future growth, including if we are unable to successfully execute on our growth initiatives and business strategies;

•

if we fail to manage our growth effectively, our expenses could increase more than expected, our revenue may not increase proportionally or at all, and we may be unable to execute on our business strategy;

•	if reimbursement rates paid by third-party payors are reduced or if third-party payors otherwise restrain our ability to obtain or deliver care to patients, our business could be harmed;

•

we conduct business in a heavily regulated industry and if we fail to comply with these laws and government regulations, we could incur penalties or be required to make significant changes to our operations or experience adverse publicity, which could have a material adverse effect on our business, results of operations and financial condition;

•

we are dependent on our relationships with affiliated practices, which we do not own, to provide health care services, and our business would be harmed if those relationships were disrupted or if our arrangements with these entities became subject to legal challenges;

•	we operate in a competitive industry, and if we are not able to compete effectively, our business, results of operations and financial condition would be harmed;

•	the impact of health care reform legislation and other changes in the healthcare industry and in health care spending on us is currently unknown, but may harm our business;

•

if our or our vendors’ security measures fail or are breached and unauthorized access to our employees’, patients’ or partners’ data is obtained, our systems may be perceived as insecure, we may incur significant liabilities, including through private litigation or regulatory action, our reputation may be harmed, and we could lose patients and partners;

•

our business depends on our ability to effectively invest in, implement improvements to and properly maintain the uninterrupted operation and data integrity of our information technology and other business systems;

•	our existing indebtedness could adversely affect our business and growth prospects;

•	our Principal Stockholders control us, and their interests may conflict with ours or yours; and

•	the other factors set forth under “Risk Factors.”

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We undertake no obligation to publicly update any forward-looking statements whether as a result of new information, future developments or otherwise.

Organizational Structure

Prior to this offering, our business has been conducted by LifeStance TopCo, L.P. and its consolidated subsidiaries and affiliated practices. LifeStance TopCo, L.P. is a Delaware limited partnership whose equityholders consist of entities affiliated with our Principal Stockholders, members of our management, our Board of Directors and certain other investors. LifeStance Health Group, Inc., the issuer in this offering, is a Delaware corporation that was incorporated to serve as a holding company that, through the organizational transactions described below, will directly or indirectly own all of the equity interests of LifeStance TopCo, L.P.

Prior to this offering, each of the holders of partnership interests in LifeStance TopCo, L.P. is expected to contribute its partnership interests to LifeStance Health Group, Inc. in exchange for shares of common stock (including shares of common stock issued as restricted stock subject to vesting as described below) of LifeStance Health Group, Inc. If and to the extent that any such holder does not contribute its partnership interests to LifeStance Health Group, Inc., then, immediately following the contributions by the remaining holders and prior to this offering, a newly formed wholly-owned subsidiary of LifeStance Health Group, Inc. will merge with and into LifeStance TopCo, L.P., with LifeStance TopCo, L.P. surviving the merger and all holders of partnership interests of LifeStance TopCo, L.P. (other than LifeStance Health Group, Inc.) receiving shares of common stock (including shares of common stock issued as restricted stock subject to vesting as described below) of LifeStance Health Group, Inc. in exchange for their partnership interests in the merger. Following the contribution of partnership interests (and, to the extent not all holders contribute their partnership interests, the merger), LifeStance TopCo, L.P. will be wholly owned by LifeStance Health Group, Inc. In each case, the number of shares of common stock that each such holder of partnership interests in LifeStance TopCo, L.P. will receive will be determined based on the value that such holder would have received under the distribution provisions of the limited partnership agreement of LifeStance TopCo, L.P., with our shares of common stock valued by reference to the initial public offering price of our shares in this offering. We refer to these transactions collectively as the “Organizational Transactions.”

A total of 340,848,648 shares of common stock of LifeStance Health Group, Inc. will be issued to holders of partnership interests in LifeStance TopCo, L.P. as described above, whether all partnership interests are contributed or a portion of the partnership interests are exchanged in connection with the merger to be consummated to the extent not all holders contribute their partnership interests. The shares of common stock issued to holders of partnership interests that are “profits interests” subject to certain vesting conditions specified in individual award agreements (Class B Units) will be issued as restricted shares that will vest on the same terms applicable to the profits interests being exchanged. Certain of the vesting terms of such awards are expected to be modified, as described in “Executive and Director Compensation—Award Terms Expected to be Amended.” Each such award agreement includes a time-based vesting component and a performance-based vesting component. Assuming an initial public offering price of $16.00 (the midpoint of the price range set forth on the cover page of this prospectus), 29,873,774 of those shares will be subject to continued vesting conditions. Because the number of shares that each holder of partnership interests will receive will be determined based on the value that such holder would have received under the distribution provisions of the limited partnership agreement of LifeStance TopCo, L.P., with our shares of common stock valued by reference to the initial public offering price of our shares in this offering, the number of shares issued as restricted stock and subject to continued vesting will increase or decrease depending on the initial public offering price determined at pricing. However, the aggregate number of shares of common stock to be outstanding following this offering (including shares of common stock issued as restricted stock subject to vesting), assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, will not change. A $1.00 increase in the assumed initial public offering price of $16.00 per share would result in an increase to the total number of shares issued as restricted stock and subject to continued vesting of 495,879 shares. A $1.00 decrease in the assumed initial public offering price of $16.00 per share would result in a decrease to the total number of shares issued as restricted stock and subject to continued vesting of 561,996 shares. If the vesting terms of the restricted shares are not satisfied, such restricted shares will be forfeited and canceled. For information regarding the beneficial ownership of our common stock before and after this offering, and after giving effect to the Organizational Transactions, see “Principal and Selling Stockholders.”

LifeStance Health Group, Inc. has not engaged in any business or other activities other than those incidental to its formation, the Organizational Transactions and the preparation of this prospectus and the registration statement of which this prospectus forms a part. Following this offering, LifeStance Health Group, Inc. will remain a holding company, its sole material asset will be the equity of LifeStance TopCo, L.P., and it will operate and control all of the business and affairs and consolidate the financial results of LifeStance TopCo, L.P. LifeStance TopCo, L.P. is the sole shareholder of LifeStance Ultimate Holdings, Inc., a Delaware corporation, which is the sole shareholder of Lynnwood Intermediate Holdings, Inc., a Delaware corporation, which is the sole shareholder of LifeStance Health Holdings, Inc., a Delaware corporation, which is the sole shareholder of LifeStance Health, Inc., a Delaware corporation. We conduct all of our operations through LifeStance Health, Inc. and its subsidiaries and affiliated practices.

The following chart shows our simplified organizational structure immediately following the consummation of the Organizational Transactions and this offering, after giving effect to the issuance and sale of 32,800,000 shares of our common stock by the Company and the sale of 7,200,000 shares of our common stock by the selling stockholders in this offering, assuming an initial public offering price of $16.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and assuming no exercise of the underwriters’ option to purchase additional shares from the selling stockholders:

(1)	In connection with the Organizational Transactions, the general partner of LifeStance TopCo, L.P. will become a wholly-owned subsidiary of LifeStance Health Group, Inc.
(2)

In certain states, we operate our centers as affiliated practices pursuant to management services contracts to comply with applicable law. We manage our wholly-owned centers and affiliated practices consistently and generally do not distinguish between our wholly-owned centers and affiliated practices in operating our business, subject to compliance with applicable law. See “Business—Organization” for additional information regarding our relationships with affiliated practices.
(3)	Consistent with applicable law, our affiliated practices are owned by our Chief Medical Officer or other licensed clinical leadership employees.
(4)

For most of our affiliated practices, Behavioral Health Practice Services, LLC (one of our wholly-owned subsidiaries) is party to a management services contract between us and the affiliated practice. For certain of our affiliated practices, other wholly owned subsidiaries of LifeStance Health, Inc. are party to the management services contract.

Use of Proceeds

We estimate that the net proceeds to us from our issuance and sale of 32,800,000 shares of common stock in this offering will be approximately $490.7 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. This estimate assumes an initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

We intend to use approximately $302.7 million of the net proceeds to us from this offering to repay amounts outstanding under each of the Credit Facilities pursuant to our Existing Credit Agreement, to be repaid ratably among each outstanding loan, and prepayment fees. The outstanding loans bear a weighted average interest rate of adjusted LIBOR plus 6.5%, for loans that bear interest based on adjusted LIBOR, or the alternate base rate plus 5.25%, for loans that bear interest based on the alternate base rate (with adjusted LIBOR and the alternate base rate being calculated as set forth in the Existing Credit Agreement). The Credit Facilities mature (a) with respect to the Closing Date Term Loans and the First Amendment Term Loans that have not been extended, May 14, 2026, and (b) with respect to the Closing Date Revolving Facility (as defined in the Existing Credit Agreement), to the extent not extended, May 14, 2025. See “Description of Indebtedness.”

We intend to use the remainder of the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may use a portion of such net proceeds for acquisitions or strategic investments, although we do not currently have any plans or commitments for any such acquisitions or investments outside the ordinary course of business.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with complete certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the actual amounts that we will spend on the uses set forth above.

A $1.00 increase (decrease) in the assumed public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $31.2 million, assuming the number of shares we offer, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and after deducting estimated offering expenses payable by us. An increase (decrease) in the number of shares offered by us by 1,000,000 shares would increase (decrease) the net proceeds to us from this offering by approximately $15.2 million, assuming the initial public offering price per share set forth on the cover page of this prospectus remains the same, and after deducting estimated underwriting discounts and commissions and after deducting estimated offering expenses payable by us.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. We will, however, bear the costs, other than the underwriting discounts and commissions, associated with the sale of shares of our common stock by the selling stockholders in this offering.

Dividend Policy

We do not currently pay dividends and do not currently anticipate paying dividends on our common stock in the future. However, we expect to reevaluate our dividend policy on a regular basis following the offering and may, subject to compliance with the covenants contained in our credit facilities and other considerations, determine to pay dividends in the future. The declaration, amount and payment of any future dividends on shares of our common stock will be at the sole discretion of our Board of Directors, which may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, the implications of the payment of dividends by us to our stockholders or by our subsidiaries to us, and any other factors that our Board of Directors may deem relevant. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Indebtedness” included elsewhere in this prospectus for restrictions on our ability to pay dividends.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2021:

•	on an actual basis; and

•

on a pro forma basis to reflect: (i) the Organizational Transactions; (ii) the effectiveness of our amended and restated certificate of incorporation; (iii) the issuance of 32,800,000 shares of common stock by us in this offering; (iv) the use of approximately $490.7 million in net proceeds to us from the sale of such shares, assuming an initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, including approximately $302.7 million for the repayment of certain indebtedness under our Existing Credit Agreement; and (v) payment of the approximately $1.2 million termination fee under our management services agreement in connection with the closing of this offering.

The pro forma information set forth in the table below is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the information contained in “Use of Proceeds,” “Unaudited Pro Forma Financial Information,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of March 31, 2021
(in thousands)	LifeStance TopCo, L.P. Actual	LifeStance Health Group, Inc. Pro Forma Consolidated
Cash and cash equivalents	$39,494	$224,363

Long-term debt, including current portions:
Credit facilities
Term loan facility	283,238	74,764
Delayed draw loans	100,497	26,528
Revolving loan	15,500	4,091

Total long-term debt	399,235	105,383

Redeemable units:
Redeemable Class A units — 35,000 units authorized; 35,000 units issued and outstanding as of March 31, 2021	71,750	—
Members’/stockholders’ equity:
Common units A-1 — 959,563 units authorized; 959,563 units issued and outstanding as of March 31, 2021	959,563	—
Common units A-2 — 50,908 units authorized; 50,908 units issued and outstanding as of March 31, 2021	50,946	—
Common units B — 179,190 units authorized; 0 units issued and outstanding as of March 31, 2021	—	—
Preferred stock — par value $0.01 per share; 0 shares authorized, 0 shares issued and outstanding, actual; 25,000 shares authorized, 0 shares issued and outstanding, pro forma consolidated	—	—
Common stock — par value $0.01 per share; 1 shares authorized, 0 shares issued and outstanding, actual; 800,000 shares authorized, 373,649 shares issued and outstanding, pro forma consolidated	—	3,736
Additional paid-in capital	2,057	1,572,759
Accumulated deficit	(58,557)	(77,196)

Total members’/stockholders’ equity	954,009	1,499,299

Total capitalization	$1,424,994	$1,604,682

The number of shares of common stock to be outstanding after this offering (including shares of common stock issued as restricted stock subject to vesting) is based on 340,848,648 shares of common stock outstanding as of March 31, 2021, after giving effect to the exchange of all outstanding Class A Units and Class B Units of LifeStance TopCo, L.P. for shares of common stock of LifeStance Health Group, Inc. pursuant to the Organizational Transactions, and excludes: 6,071,036 shares of common stock underlying restricted stock units to be granted prior to closing of this offering, assuming an initial public offering price of $16.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), as described under “Executive and Director Compensation—IPO Equity Grants”; 40,966,077 shares of common stock reserved for future issuance under the 2021 Plan; 6,816,973 shares of common stock reserved for future issuance pursuant to the ESPP; and 562,500 shares of common stock to be issued to LifeStance Health Foundation, a newly formed non-profit organization, concurrently with the closing of this offering, assuming an initial public offering price of $16.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), as described under “Business—Employees and Human Capital Resources.”

A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma amount of each of cash and cash equivalents, total members’/stockholders’ equity and total capitalization by approximately $31.2 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) in the number of shares offered by us by 1,000,000 shares would increase (decrease) the pro forma amount of each of cash and cash equivalents and total members’/stockholders’ equity by approximately $15.2 million, assuming the initial public offering price per share set forth on the cover page of this prospectus remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Dilution

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the as further adjusted net tangible book deficit per share of our common stock after this offering. Dilution results from the fact that the initial public offering price of our common stock is expected to be substantially higher than the as adjusted net tangible book deficit per share of our common stock. Our net tangible book deficit per share represents the amount of our total tangible assets (total assets less (i) goodwill and intangible assets, net and (ii) deferred offering-related costs) less total liabilities, divided by the number of outstanding shares of our common stock.

As of March 31, 2021, we had historical net tangible book deficit of $399.4 million, which represents total assets of $1,606.3 million less (i) goodwill and intangible assets, net of $1,423.0 million, (ii) deferred offering-related costs of $2.2 million and (iii) total liabilities of $580.5 million. We have not presented the historical net tangible book deficit per unit of LifeStance TopCo, L.P. as of March 31, 2021 because we believe net tangible book deficit as adjusted to reflect the exchange of Class A Units and Class B Units of LifeStance TopCo, L.P. for shares of common stock of LifeStance Health Group, Inc. pursuant to the Organizational Transactions (which we refer to as “as adjusted net tangible book deficit per share”) is a more meaningful measure given the Organizational Transactions will occur prior to this offering.

As of March 31, 2021, we had as adjusted net tangible book deficit per share of common stock of $(1.17), which is based on 340,848,648 shares of our common stock outstanding as of March 31, 2021, after giving effect to the exchange of all outstanding Class A Units and Class B Units of LifeStance TopCo, L.P. for shares of common stock (including shares of common stock issued as restricted stock subject to vesting) of LifeStance Health Group, Inc. pursuant to the Organizational Transactions.

After giving further effect to the issuance and sale of 32,800,000 shares of our common stock in this offering, assuming an initial public offering price of $16.00 per share (the midpoint of the offering range shown on the cover page of this prospectus), less the estimated underwriting discounts and commissions and estimated offering expenses payable by us, the use of approximately $490.7 million in net proceeds to us from the sale of such shares, including approximately $302.7 million for the repayment of certain indebtedness under our Existing Credit Agreement, and payment of the termination fee under our management services agreement in connection with the closing of this offering, our as further adjusted net tangible book value as of March 31, 2021 would have been approximately $76.3 million, or $0.20 per share of common stock. This amount represents an immediate increase in net tangible book deficit of $1.37 per share of our common stock to the existing stockholders and immediate dilution of $15.80 per share of our common stock to investors purchasing shares of our common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$16.00
Historical as adjusted net tangible book deficit per share as of March 31, 2021	$(1.17)
Increase in net tangible book deficit per share attributable to investors purchasing shares in this offering	1.37

As further adjusted net tangible book value per share, after giving effect to this offering		0.20

Dilution in as further adjusted net tangible book value per share to investors in this offering		$15.80

Each $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share would increase (decrease) our as further adjusted net tangible book value after giving effect to this offering by approximately $31.2 million, or by $0.08 per share of our common stock, assuming no change to the number of shares of our common stock offered by us as set forth on the front cover page of this prospectus and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. An increase

(decrease) in the number of shares offered by us by 1,000,000 shares would increase (decrease) our as further adjusted net tangible book value by approximately $15.2 million, or $0.04 per share, assuming the initial public offering price per share set forth on the cover page of this prospectus remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of March 31, 2021, on the as further adjusted basis described above, the total number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share of our common stock paid by purchasers of such shares and by new investors purchasing shares of our common stock in this offering. The following table does not reflect any sales by the selling stockholders in this offering.

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders	340,848,648	91.2%	$695,619,608	57.0%	$2.04
New investors	32,800,000	8.8	524,800,000	43.0	$16.00

Total	373,648,648	100%	$1,220,419,608	100%	$3.27

Sales by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to 333,648,648, or approximately 89.3% of the total shares of common stock outstanding after this offering (or 87.7% of the total shares of common stock outstanding after this offering if the underwriters exercise their option to purchase additional shares of common stock from the selling stockholders in full), which will increase the number of shares held by new investors to 40,000,000, or approximately 10.7% of the total shares of common stock outstanding after this offering (or 46,000,000 shares, or 12.3% of the total shares of common stock outstanding after this offering if the underwriters exercise their option to purchase additional shares of common stock from the selling stockholders in full).

Each $1.00 increase in the assumed initial public offering price of $16.00 per share would increase the total consideration paid to us by new investors for shares offered by us by $32.8 million and increase the percent of total consideration paid to us by new investors to 44.5% assuming no change to the number of shares of our common stock offered by us as set forth on the front cover page of this prospectus and after deducting the estimated underwriting discounts and expenses payable by us. Each $1.00 decrease in the assumed initial public offering price of $16.00 per share would decrease the total consideration paid to us by new investors for shares offered by us by $32.8 million and decrease the percent of total consideration paid to us by new investors to 41.4% assuming no change to the number of shares of our common stock offered by us as set forth on the front cover page of this prospectus and after deducting the estimated underwriting discounts and expenses payable by us.

The number of shares of common stock to be outstanding after this offering (including shares of common stock issued as restricted stock subject to vesting) is based on 340,848,648 shares of common stock outstanding as of March 31, 2021, after giving effect to the exchange of all outstanding Class A Units and Class B Units of LifeStance TopCo, L.P. for shares of common stock of LifeStance Health Group, Inc. pursuant to the Organizational Transactions, and excludes: 6,071,036 shares of common stock underlying restricted stock units to be granted prior to closing of this offering, assuming an initial public offering price of $16.00 (the midpoint of the price range set forth on the cover page of this prospectus), as described under “Executive and Director Compensation—IPO Equity Grants”; 40,966,077 shares of common stock reserved for future issuance under the 2021 Plan; 6,816,973 shares of common stock reserved for future issuance pursuant to the ESPP; and 562,500 shares of common stock to be issued to LifeStance Health Foundation, a newly formed non-profit organization, concurrently with the closing of this offering, assuming an initial public offering price of $16.00 (the midpoint of the price range set forth on the cover page of this prospectus), as described under “Business—Employees and Human Capital Resources.”

Unaudited Pro Forma Financial Information

The following unaudited pro forma condensed consolidated financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release 33-10786, “Amendments to Financial Disclosures about Acquired and Disposed Businesses” (the “Final Rule”). The Final Rule became effective on January 1, 2021 and the unaudited pro forma condensed consolidated financial information herein is presented in accordance therewith. The unaudited pro forma condensed consolidated financial information has been adjusted to include transaction accounting adjustments, which reflect the application of the accounting required by generally accepted accounting principles in the United States (“GAAP”), linking the effects of the events listed below to our historical consolidated financial statements.

The unaudited condensed consolidated financial information presented below is derived from, and should be read in conjunction with, the historical consolidated financial statements included elsewhere in this prospectus.

TPG Acquisition

On May 14, 2020, affiliates of TPG acquired a majority equity interest in LifeStance Health Holdings, Inc., a subsidiary of LifeStance Health, LLC, in a series of transactions referred to in this prospectus as the “TPG Acquisition.” Prior to the TPG Acquisition, our business was conducted by LifeStance Health, LLC and its consolidated subsidiaries and affiliated practices. From the TPG Acquisition until the Organizational Transactions described herein, our business has been conducted by LifeStance TopCo, L.P. and its consolidated subsidiaries and affiliated practices.

Organizational Transactions and Offering

LifeStance Health Group, Inc., the issuer in this offering, was incorporated in connection with this offering to serve as a holding company that will wholly own LifeStance TopCo, L.P. and its subsidiaries. Prior to this offering, the holders of partnership interests in LifeStance TopCo, L.P. will contribute their partnership interests to LifeStance Health Group, Inc. in exchange for shares of common stock of LifeStance Health Group, Inc.

The unaudited pro forma condensed consolidated balance sheet as of March 31, 2021 presents LifeStance Health Group, Inc.’s consolidated financial position after giving pro forma effect to the Organizational Transactions, the effectiveness of our amended and restated certificate of incorporation, this offering and the use of the estimated net proceeds from this offering as described under “Use of Proceeds,” as if such transactions occurred on March 31, 2021.

The unaudited pro forma condensed consolidated statements of operations data for the three months ended March 31, 2021 and for the fiscal year ended December 31, 2020 presents LifeStance TopCo, L.P.’s consolidated results of operations after giving pro forma effect to the TPG Acquisition, the Organizational Transactions, the effectiveness of our amended and restated certificate of incorporation, this offering and the use of the estimated net proceeds from this offering as described under “Use of Proceeds” (collectively, the “Transactions”), as if such transactions occurred on January 1, 2020.

At the closing of this offering, we will terminate the management services agreement with certain of our executive officers and affiliates of our Principal Stockholders (collectively, the “Managers”), and in connection with the termination, we will pay a termination fee of approximately $1.2 million in cash to the Managers in accordance with the terms of the agreement.

For purposes of the unaudited pro forma condensed consolidated financial information presented in this prospectus, we have assumed that 32,800,000 shares of common stock will be issued by LifeStance Health Group, Inc. in this offering at a price per share equal to $16.00, the midpoint of the estimated price range set forth on the cover page of this prospectus.

The historical financial information of the Company was derived from the unaudited consolidated financial statements of the Company as of and for the three months ended March 31, 2021, and derived from the audited consolidated financial statements for the period from January 1, 2020 to May 14, 2020 (Predecessor) and the period from April 13, 2020 to December 31, 2020 (Successor), which are included elsewhere in this prospectus. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the sections of this prospectus captioned “Basis of Presentation,” “Organizational Structure,” “Use of Proceeds,” “Capitalization,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the audited consolidated financial statements and the unaudited consolidated financial statements, in each case including the related notes, included elsewhere in this prospectus. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma condensed consolidated balance sheet and unaudited pro forma condensed consolidated statement of operations.

The unaudited pro forma condensed consolidated financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position of LifeStance Health Group, Inc. that would have occurred had the Transactions occurred on the dates assumed. The unaudited pro forma consolidated financial information does not purport to be indicative of our results of operations or financial position had the Transactions occurred on the dates assumed. The unaudited pro forma condensed consolidated financial information also does not project our results of operations or financial position for any future period or date.

LifeStance Health Group, Inc.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of March 31, 2021

(in thousands)

				Pro Forma Consolidated
	As of March 31, 2021	Transaction Accounting Adjustments —Offering		As of March 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$39,494	$498,560	(A)	$224,363
		(9,811)	(B)
		(1,213)	(C)
		(302,667)	(E)
Patient accounts receivable	47,768	—		47,768
Prepaid expenses and other current assets	22,316	(2,194)	(B)	20,122

Total current assets	109,578	182,675		292,253
Non-current assets:
Property and equipment, net	70,802	—		70,802
Intangible assets, net	323,302	—		323,302
Goodwill	1,099,675	—		1,099,675
Deposits	2,926	—		2,926

Total non-current assets	1,496,705	—		1,496,705

TOTAL ASSETS	$1,606,283	$182,675		$1,788,958

LIABILITIES, REDEEMABLE UNITS AND STOCKHOLDERS’/MEMBERS’ EQUITY
Current liabilities:
Accounts payable	5,913	—		5,913
Accrued payroll expenses	45,357	—		45,357
Other accrued expenses	25,667	(2,975)	(B)	22,692
Current portion of contingent consideration	14,890	—		14,890
Other current liabilities	4,930	—		4,930

Total current liabilities	96,757	(2,975)		93,782
Non-current liabilities:
Long-term debt, net	387,298	(287,890)	(E)	99,408
Other non-current liabilities	14,150	—		14,150
Contingent consideration, net of current portion	1,093	—		1,093
Deferred tax liability, net	81,226	—		81,226

Total non-current liabilities	483,767	(287,890)		195,877

TOTAL LIABILITIES	580,524	(290,865)		289,659

REDEEMABLE UNITS
Redeemable Class A units — 35,000 units authorized, issued and outstanding as of March 31, 2021	71,750	(71,750)	(D)	—
STOCKHOLDERS’/MEMBERS’ EQUITY
Preferred stock — par value $0.01 per share 25,000 shares authorized, 0 shares issued and outstanding, pro forma consolidated	—	—		—
Common stock — par value $0.01 per share 800,000 shares authorized, 373,649 shares issued and outstanding, pro forma consolidated	—	328	(A)	3,736
		3,408	(D)
Common units A-1 — 959,563 units authorized, issued and outstanding as of March 31, 2021	959,563	(959,563)	(D)	—
Common units A-2 — 50,908 units authorized, issued and outstanding as of March 31, 2021	50,946	(50,946)	(D)	—
Common units B — 179,190 units authorized and 0 issued and outstanding as of March 31, 2021	—	—	(D)	—
Additional paid-in capital	2,057	498,232	(A)	1,572,759
		(7,910)	(B)
		1,078,851	(D)
		1,529	(F)
Accumulated deficit	(58,557)	(1,120)	(B)	(77,196)
		(1,213)	(C)
		(14,777)	(E)
		(1,529)	(F)

TOTAL STOCKHOLDERS’/MEMBERS’ EQUITY	954,009	545,290		1,499,299

TOTAL LIABILITIES, REDEEMABLE UNITS AND STOCKHOLDERS’/MEMBERS’ EQUITY	$1,606,283	$182,675		$1,788,958

See accompanying notes to unaudited pro forma condensed consolidated financial information.

LifeStance Health Group, Inc.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the three months ended March 31, 2021

(in thousands, except per share data)

				Pro Forma Consolidated
	Three Months Ended March 31, 2021	Transaction Accounting Adjustments — Offering		Three Months Ended March 31, 2021
Revenues
Total revenue	$143,132	$—		$143,132
Operating Expenses
Center costs, excluding depreciation and amortization shown separately below	99,134	—		99,134
General and administrative expenses	32,651	(1,105)	(GG)	58,782
		27,236	(II)
Depreciation and amortization	12,228	—		12,228

Total operating costs and expenses	144,013	26,131		170,144

Loss from operations	$(881)	$(26,131)		$(27,012)
Other income (expense)
Loss on remeasurement of contingent consideration	(307)	—		(307)
Transaction costs	(1,534)	—		(1,534)
Interest expense	(8,632)	6,666	(HH)	(1,966)
Other expense	(89)	—		(89)

Total other income (expense)	(10,562)	6,666		(3,896)

Loss before income taxes	(11,443)	(19,465)		(30,908)
Income tax benefit (provision)	2,761	5,057	(JJ)	7,818

Net (loss) income and comprehensive (loss) income	(8,682)	(14,408)		(23,090)
Accretion of Redeemable Class A units	(36,750)	36,750	(FF)	—

Net (loss) income available to common members	$(45,432)	$22,342		$(23,090)

Net (loss) income per share attributable to LifeStance TopCo, L.P. members - basic and diluted	$(0.04)
Weighted average common units outstanding - basic and diluted	1,044,969
Net loss per share attributable to LifeStance Health Group, Inc. stockholders - basic and diluted				(0.07)
Pro forma common shares outstanding - basic and diluted				343,775

See accompanying notes to unaudited pro forma condensed consolidated financial information.

LifeStance Health Group, Inc.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2020

(in thousands, except per share data)

	Successor	Predecessor			As Adjusted Before Organizational Transactions and Offering Adjustments Year Ended December 31, 2020			Pro Forma Consolidated Year Ended December 31, 2020
	April 13 to December 31, 2020	January 1 to May 14, 2020	Transaction Accounting Adjustments - TPG Acquisition			Organizational Transactions and Offering Adjustments
Revenues
Total revenues	$265,556	$111,661	$—		$377,217	$—		$377,217
Operating Expenses
Center costs, excluding depreciation and amortization shown separately below	179,264	78,777			258,041	—		258,041
General and administrative expenses	51,841	20,854	832	(AA)	73,527	2,225	(GG)	391,531
						315,779	(II)
Depreciation and amortization	27,710	3,335	11,904	(BB)	42,949	—	—	42,949

Total operating costs and expenses	258,815	102,966	12,736		374,517	318,004		692,521

Income from operations	$6,741	$8,695	$(12,736)		$2,700	$(318,004)		$(315,304)
Other income (expense)
Gain (loss) on remeasurement of contingent consideration	(576)	322	—		(254)	—		(254)
Transaction costs	(3,937)	(33,247)	—		(37,184)	—		(37,184)
Interest expense	(19,112)	(3,020)	(4,674)	(CC)	(26,806)	14,268	(HH)	(12,538)
Other expense	(263)	(14)	—		(277)	(1,213)	(EE)	(1,490)

Total other income (expense)	(23,888)	(35,959)	(4,674)		(64,521)	13,055		(51,466)

Loss before income taxes	(17,147)	(27,264)	(17,410)		(61,821)	(304,949)		(366,770)
Income tax benefit	4,022	2,319	4,835	(JJ)	11,176	84,685	(JJ)	95,861

Net loss and comprehensive loss	$(13,125)	$(24,945)	$(12,575)		$(50,645)	$(220,264)		$(270,909)

Accretion of Series A-1 redeemable convertible preferred units	—	(272,582)	272,582	(DD)	—	—		—
Cumulative dividend on Series A redeemable convertible preferred units	—	(662)	662	(DD)	—	—		—

Net loss available to common members	$(13,125)	$(298,189)	$(260,669)		$(50,645)	$(220,264)		$(270,909)

Net income (loss) per share to LifeStance TopCo, L.P. members - basic and diluted	$(0.01)
Weighted average common units outstanding - basic and diluted	1,034,016
Net Income (loss) per share attributable to LifeStance Health Group, Inc. stockholders - basic and diluted								$(0.79)
Pro forma common shares outstanding - basic and diluted								343,775

See accompanying notes to unaudited pro forma condensed consolidated financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1.	Basis of Presentation and Description of the Transactions

The unaudited pro forma condensed consolidated balance sheet as of March 31, 2021 assumes that the Transactions occurred on March 31, 2021 (other than the TPG Acquisition, which occurred on May 14, 2020 and accordingly is reflected in the historical consolidated balance sheet). The unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2021 and for the year ended December 31, 2020 presents the pro forma effect of the Transactions as if they had occurred on January 1, 2020.

In addition, the unaudited pro forma condensed consolidated financial information does not reflect any cost savings, operating synergies or revenue enhancements that LifeStance Health Group, Inc. may achieve as a result of the Transactions.

TPG Acquisition

On May 14, 2020, affiliates of TPG acquired a majority equity interest in LifeStance Health Holdings, Inc., a subsidiary of LifeStance Health, LLC, in a series of transactions referred to in this prospectus as the “TPG Acquisition.” Prior to the TPG Acquisition, our Predecessor’s business was conducted by LifeStance Health, LLC and its consolidated subsidiaries and affiliated practices. From the TPG Acquisition until the Organizational Transactions described herein, our business has been conducted by LifeStance TopCo, L.P. and its consolidated subsidiaries and affiliated practices.

For the year ended December 31, 2019 and for the period from January 1, 2020 to May 14, 2020, we present the financial statements of LifeStance Health, LLC and its consolidated subsidiaries and affiliated practices in this prospectus. Affiliates of TPG formed LifeStance TopCo, L.P. on April 13, 2020 for the purpose of facilitating the TPG Acquisition. For the period from April 13, 2020 (the date of formation of LifeStance TopCo, L.P.) to December 31, 2020 and for the three months ended March 31, 2021, we present the financial statements of LifeStance TopCo, L.P. and its consolidated subsidiaries and affiliated practices. For the period from April 13, 2020 through May 13, 2020, the operations of LifeStance TopCo, L.P. were limited to those incident to its formation and the TPG Acquisition, which were not significant. Because it resulted in a change of control, the TPG Acquisition was accounted for as a business combination using the acquisition method of accounting, which requires, among other things, that our assets and liabilities be recognized on the consolidated balance sheet at their fair value as of the acquisition date. Accordingly, the financial information provided in this prospectus is presented as “Predecessor” or “Successor” to indicate whether it relates to the period preceding the TPG Acquisition or the period succeeding the TPG Acquisition, respectively. Due to the change in the basis of accounting resulting from the TPG Acquisition, the consolidated financial statements for the Predecessor and Successor periods, included above, are not necessarily comparable.

Organizational Transactions and Offering

LifeStance Health Group, Inc., the issuer in this offering, was incorporated in connection with this offering to serve as a holding company that will wholly own LifeStance TopCo, L.P. and its subsidiaries. LifeStance Health Group, Inc. has not engaged in any business or other activities other than those incidental to its formation, the Organizational Transactions described herein and the preparation of this prospectus and the registration statement of which this prospectus forms a part.

Prior to this offering, the holders of partnership interests in LifeStance TopCo, L.P. will contribute their partnership interests to LifeStance Health Group, Inc. in exchange for shares of common stock of LifeStance Health Group, Inc. The number of shares of common stock that each such holder of partnership interests in LifeStance TopCo, L.P. will receive will be determined based on the value that such holder would have received under the distribution provisions of the limited partnership agreement of LifeStance TopCo, L.P., with shares of common stock of LifeStance Health Group, Inc. valued by reference to the initial public offering price of shares of LifeStance Health Group, Inc. in this offering.

The unaudited pro forma condensed consolidated financial information presented assumes the issuance by us of 32,800,000 shares of our common stock to the purchasers in this offering in exchange for net proceeds of approximately $490.7 million, assuming that the shares are offered at $16.00 per share (the midpoint of the price range listed on the cover page of this prospectus) after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Following this offering, LifeStance Health Group, Inc. will remain a holding company, its sole material asset will be the equity of LifeStance TopCo, L.P., and it will operate and control all of the business and affairs and consolidate the financial results of LifeStance TopCo, L.P.

See “Organizational Structure” for a description of the Organizational Transactions and a diagram depicting our structure after giving effect to the Organizational Transactions and this offering.

Our unaudited pro forma condensed consolidated financial information does not give effect to our endowment of the LifeStance Health Foundation, a newly formed non-profit organization, as described under “Business—Employees and Human Capital Resources.”

2.	Adjustments to Unaudited Pro Forma Condensed Consolidated Financial Information

Adjustments included in the unaudited pro forma condensed consolidated balance sheet as of March 31, 2021 are as follows:

Adjustments related to the Organizational Transactions and this offering

(A)

Represents the net proceeds of approximately $498.6 million based on an assumed initial public offering price of $16.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and before deducting estimated offering expenses payable by us (which are reflected in adjustment (B)).

(B)

Reflects the payment of one-time incremental costs associated with this offering. The sum of these costs, which are primarily legal, accounting and other direct costs related to this offering, is approximately $7.9 million. Approximately $3.0 million was accrued as a liability as of March 31, 2021. A portion of these costs are recorded in “prepaid expenses and other current assets” on our unaudited pro forma condensed consolidated balance sheet. Upon completion of this offering, these capitalized costs will be offset against the net proceeds from this offering as a reduction of additional paid-in capital. Any non-recurring incremental professional services costs that are paid with proceeds from the offering and not capitalized will be expensed.

(C)	Represents the termination fee of approximately $1.2 million paid to the Managers in connection with the termination of the management services agreement at the closing of this offering.

(D)

Represents the exchange of our Class A-1, Class A-2, and Class B common units into 340,848,648 shares of LifeStance Health Group, Inc. common stock (including shares of common stock issued as restricted stock subject to vesting) pursuant to the Organizational Transactions.

(E)

Represents the use of approximately $302.7 million of the proceeds from this offering to repay outstanding indebtedness under our Existing Credit Agreement, which amounts to $293.9 million principal amount and a prepayment fee of approximately $8.8 million. The adjustment to long-term debt represents the payment of $293.9 million, less the write-off of previously capitalized debt issue costs of approximately $6.0 million.

(F)

Represents an acceleration of vesting for certain performance-based awards as a result of the modification of vesting terms associated with the restricted shares issued to holders of partnership interest units as described in “Organizational Structure.”

Adjustments included in the unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2021 and the year ended December 31, 2020 are as follows:

Adjustments related to the TPG Acquisition

(AA)

Represents the incremental unit-based compensation expense of approximately $832 thousand related to the Class B units granted as part of the TPG Acquisition as if the grant occurred on January 1, 2020.

(BB)

Represents the incremental amortization expense related to certain definite-lived intangible assets, reflected in the purchase price allocation at the date of the TPG Acquisition, as if those certain definite-lived intangible assets were recognized on January 1, 2020. The following table represents the pro forma adjustment to estimated amortization expense for the year ended December 31, 2020:

Intangible Asset	Fair Value as of May 14, 2020	Estimated Life (Years)	Period from January 1, 2020 through May 14, 2020
Trademarks/names - LifeStance/Corporate	$235,500	22.5	$3,867
Trademarks/names - Regional	22,900	5.0	1,692
Non-competition Agreements - Executives	77,500	4.0	7,158
Non-competition Agreements - Providers	8,400	5.0	622

Subtotal	$344,300		$13,339
Less: Historical amortization expense (January 1, 2020 through May 14, 2020)			(1,435)

Incremental amortization expense			$11,904

(CC)

Represents the incremental interest expense, accretion of debt discount, and amortization of debt issuance costs of approximately $4.7 million associated with our Existing Credit Agreement that was incurred as part of the TPG Acquisition as if the Existing Credit Agreement was entered into on January 1, 2020.

(DD)

Represents the elimination of accretion of Series A-1 redeemable convertible preferred units and the cumulative dividend on Series A redeemable convertible preferred units as these units were exchanged as part of the TPG Acquisition.

(JJ)

Reflects an adjustment for the estimated income tax effect of the pro forma adjustments. The tax effect on the pro forma adjustments was calculated using the historical statutory rate in effect for the period presented.

Adjustments related to the Organizational Transactions and this offering

(EE)	Represents a one-time termination fee of approximately $1.2 million to be paid to the Managers in connection with the termination of the management services agreement at the closing of this offering.

(FF)	Represents the elimination of accretion of Class A redeemable units to be exchanged as part of the Organizational Transactions.

(GG)

Represents non-recurring transaction-related costs of $1.1 million in connection with this offering that were reflected in the historical consolidated statement of operations for the three months ended March 31, 2021. These non-recurring transaction-related costs, totaling approximately $2.2 million, of which $1.1 million was not reflected in the consolidated statement of operations for the three months ended March 31, 2021, are reflected as if incurred on January 1, 2020, the date this offering is deemed to have occurred for purposes of the unaudited pro forma condensed consolidated statement of operations.

(HH)

Reflects the reduction in interest expense of $6.7 million and $14.3 million for the three months ended March 31, 2021 and for the year ended December 31, 2020, respectively, as a result of the repayment of a portion of the outstanding indebtedness under our Existing Credit Agreement, as described in “Use of Proceeds”, as if such repayment occurred on January 1, 2020, which is offset by a write off of deferred issuance costs of approximately $6.0 million in the twelve months ended December 31, 2020.

(II)

Reflects a preliminary estimate of the stock-based compensation charge of $27.2 million and $315.8 million for the three months ended March 31, 2021 and the year ended December 31, 2020, respectively, related to the modification of certain award terms, as well as incremental grants of restricted stock units (“RSUs”) that will be issued at the closing of this offering.

Certain award terms are expected to be amended for our outstanding Class B Units, including those held by our named executive officers in connection with this offering. The adjustment amount includes a preliminary estimate of incremental stock-based compensation expense of $19.1 million and $283.4 million for the three months ended March 31, 2021 and the year ended December 31, 2020, respectively, as a result of the expected modifications of vesting terms associated with the restricted shares issued to holders of partnership interest units as described in “Executive and Director Compensation—Award Terms Expected to be Amended.” As part of the Organizational Transactions, holders of Class B Units will receive approximately 29.9 million shares of common stock issued as restricted stock that will be subject to continued vesting conditions. Of that total amount, holders of Class B Units that were previously subject to market and performance-based vesting conditions, achievement of which was previously deemed to be improbable, are expected to receive approximately 20.4 million shares of common stock issued as restricted stock that are subject to market and service-based vesting conditions which are considered probable of being met. Holders of Class B Units that were previously subject only to service-based vesting conditions are expected to receive approximately 9.5 million shares of common stock issued as restricted stock, which will continue to be subject to service-based vesting conditions.

The estimate of the incremental stock-based compensation expense was determined based on our preliminary analysis of the change in fair value of the awards with performance-based vesting conditions assuming an initial public offering price of $16.00 (the midpoint of the price range set forth on the cover page of this prospectus). The market-based vesting conditions will provide for the holder to vest 1/3rd of their awards within six months of the completion of this offering, 1/3rd of their awards on the first anniversary of the completion of this offering, 1/6th of their awards 18 months from the completion of this offering and the remaining 1/6th of their awards two years from the completion of this offering. The pro forma estimate of the incremental stock-based compensation expense related to these awards assumes 100.0% of vesting of the first two tranches, 66.7% of the third tranche and 50.0% of the fourth tranche, or approximately 86.1% of the total incremental amount, recognized in the twelve months ended December 31, 2020, and 16.7% of the third tranche and 12.5% of the fourth tranche, or approximately 4.9% of the total incremental amount, recognized in the three months ended March 31, 2021. The remaining amount of the compensation expense adjustment relates to the vesting of the service-based awards over the remaining service period after the modification. The incremental stock-based compensation expense is preliminary and based on our current understanding of the award terms expected to be modified in connection with this offering. The accounting for the modification of these awards will be finalized based on final terms.

Additionally, we will issue approximately 6.1 million RSUs to certain employees at the closing of this offering, which will be subject to a three-year service-based vesting condition as described in “Executive and Director Compensation —IPO Equity Grants.” As a result, the adjustment also includes the incremental share-based compensation expense of $8.1 million and $32.4 million for the three months ended March 31, 2021 and the year ended December 31, 2020, respectively, assuming an initial public offering price of $16.00 (the midpoint of the price range set forth on the cover page of this prospectus).

The estimated incremental stock-based compensation expense is reflected as if the modification of the Class B Units and grant of new RSUs occurred on January 1, 2020, the date this offering is deemed to have occurred for purposes of the unaudited pro forma condensed consolidated statement of operations.

(JJ)

Reflects an adjustment for the estimated income tax effect of the pro forma adjustments. The tax effect of the pro forma adjustments was calculated using the historical statutory rate in effect for the period presented.

3.	Loss per Share

The basic and diluted pro forma net loss per share of common stock represents net loss attributable to LifeStance Health Group, Inc. divided by the combination of the shares owned by existing stockholders and the shares issued in this offering, the proceeds of which are expected to equal $490.7 million (based on the midpoint of the price range shown on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us) as if such shares were outstanding for the entire periods presented. See “Use of Proceeds.” The table below presents the computation of pro forma basic and diluted loss per share for LifeStance Health Group, Inc. for the three months ended March 31, 2021 and for the year ended December 31, 2020 (in thousands, except per share amounts):

	Three months ended March 31, 2021	Year ended December 31, 2020
Numerator:
Net loss	$(23,090)	$(270,909)
Denominator:
Common shares outstanding (basic)(1)	343,775	343,775
Incremental common shares attributable to dilutive instruments(2)	—	—
Common shares outstanding (diluted)	343,775	343,775
Basic and diluted loss per share	(0.07)	(0.79)

(1)

The common shares outstanding is inclusive of the Class A-1, Class A-2, and vested Class B units of LifeStance TopCo, L.P. exchanged for shares of common stock of LifeStance Health Group, Inc. as a result of the Organizational Transactions but excludes shares of common stock issued as restricted stock and subject to vesting, as holders of restricted stock subject to vesting do not participate in losses.

(2)

For the three months ended March 31, 2021 and the year ended December 31, 2020, the dilutive effects of the Company’s restricted stock and RSUs were not included in the computation of diluted loss per share because the effect would have been anti-dilutive.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risk and uncertainties described under “Risk Factors” and elsewhere in this prospectus. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.

TPG Acquisition and Comparability of Results

On May 14, 2020, affiliates of TPG acquired a majority of the equity interests of LifeStance Health Holdings, Inc., a subsidiary of LifeStance Health, LLC, in a series of transactions that we refer to in this prospectus as the “TPG Acquisition.” Immediately prior to the TPG Acquisition, LifeStance Health, LLC completed a reorganization pursuant to which the equity holders of LifeStance Health, LLC, including affiliates of Summit and affiliates of Silversmith received a distribution of 100% of the equity interests of LifeStance Health Holdings, Inc., a direct subsidiary of LifeStance Health, LLC, in complete redemption of their Class A common units, Class C common units, Preferred A units, and Preferred A-1 units of LifeStance Health, LLC. Pursuant to the TPG Acquisition, (i) the historic equity holders of LifeStance Health, LLC contributed a portion of their shares of LifeStance Health Holdings, Inc. to LifeStance TopCo, L.P. in exchange for Class A-1 and A-2 common units of LifeStance TopCo, L.P. and (ii) an indirect subsidiary of LifeStance TopCo, L.P. merged with and into LifeStance Health Holdings, Inc., with shareholders of LifeStance Health Holdings, Inc. receiving cash consideration in connection with cancellation of the remainder of their shares, for aggregate equity and cash consideration of approximately $1.05 billion. In connection with the TPG Acquisition, on May 14, 2020, LifeStance Health Holdings, Inc. entered into a new credit agreement, under which LifeStance Health Holdings, Inc. borrowed $210.0 million in term loans and $50.0 million in delayed draw loans, payable in quarterly principal and interest payments, with a maturity date of May 14, 2026. At the same time, LifeStance Health Holdings, Inc. also obtained access to a revolving credit facility with a total borrowing commitment of $20.0 million in interest-only payments until the maturity date of May 14, 2025. See “Description of Indebtedness,” “Unaudited Pro Forma Financial Information” and Note 3 to our audited consolidated financial statements included elsewhere in this prospectus.

For the year ended December 31, 2019 and for the period from January 1, 2020 to May 14, 2020, we present the financial statements of LifeStance Health, LLC and its consolidated subsidiaries and affiliated practices in this prospectus. Affiliates of TPG formed LifeStance TopCo, L.P on April 13, 2020 for the purpose of facilitating the TPG Acquisition. For the period from April 13, 2020 (the date of formation of LifeStance TopCo, L.P.) to December 31, 2020 and for the three months ended March 31, 2021, we present the financial statements of LifeStance TopCo, L.P. and its consolidated subsidiaries and affiliated practices. For the period from April 13, 2020 through May 13, 2020, the operations of LifeStance TopCo, L.P. were limited to those incident to its formation and the TPG Acquisition, which were not significant. Because it resulted in a change of control, the TPG Acquisition was accounted for as a business combination using the acquisition method of accounting, which requires, among other things, that our assets and liabilities be recognized on the consolidated balance sheet at their fair value as of the acquisition date. LifeStance Health, LLC was determined by the Company to be LifeStance TopCo, L.P.’s predecessor. As a result of the TPG Acquisition, the key financial metrics and historical consolidated financial data below are presented on a Successor and Predecessor basis, resulting in the 2020 historical results being presented separately for the period from January 1, 2020 through May 14, 2020 (the “Predecessor 2020 Period”) and for the period from April 13, 2020 through December 31, 2020 (the “Successor 2020 Period”). Due to the change in the basis of accounting resulting from the TPG Acquisition, the consolidated financial statements for the Predecessor and Successor periods, included elsewhere in this prospectus, are not necessarily comparable.

We have supplemented the discussion of historical results for these periods with pro forma information for key financial metrics and results of operations for the full year ended December 31, 2020, as we believe it is useful to investors to compare a pro forma twelve-month 2020 period to the annual 2019 historical period presented. The pro forma financial data presented below is derived from the “Unaudited Pro Forma Financial Information” giving pro forma effect to the TPG Acquisition, the Organizational Transactions, the effectiveness of our amended and restated certificate of incorporation and the offering in presenting results of operations for the twelve months ended December 31, 2020. Such information will change based on the actual initial public offering price, net proceeds and other terms of this offering determined at pricing. See “Unaudited Pro Forma Financial Information” for a complete description of the adjustments and assumptions underlying the pro forma financial information included herein.

Our Business

We are reimagining mental health through a disruptive, tech-enabled care delivery model built to expand access, address affordability, improve outcomes and lower overall health care costs. We are one of the nation’s largest outpatient mental health platforms based on the number of clinicians we employ through our subsidiaries and our affiliated practices and our geographic scale, employing over 3,300 licensed mental health clinicians across 73 MSAs in 27 states as of March 31, 2021. In 2020, our clinicians treated 357,000 patients through 2.3 million patient visits. Our patient-focused platform combines a personalized, digitally-powered patient experience with differentiated clinical capabilities and in-network insurance relationships to fundamentally transform patient access and treatment. By revolutionizing the way mental health care is delivered, we believe we have an opportunity to improve the lives and health of millions of individuals.

Our model is built to empower each of the healthcare ecosystem’s key stakeholders—patients, clinicians, payors and primary care and specialist physicians—by aligning around our shared goal of delivering better outcomes for patients and providing high-quality mental health care.

•

Patients - We are the front-door to comprehensive outpatient mental health care. We believe our ability to deliver a superior patient experience is evidenced by our NPS of 80 based on survey data we gathered from patients. Our clinicians offer patients comprehensive services to treat mental health conditions across the clinical spectrum. Our in-network payor relationships improve patient access by allowing patients to access care without significant out-of-pocket cost or delays in receiving treatment. Our personalized, data-driven comprehensive care meets patients where they are, through convenient virtual and in-person settings. We support our patients throughout their care continuum with purpose-built technological capabilities, including online assessments, digital provider communication, and seamless internal referral and follow-up capabilities. Our clinical approach also delivers validated outcomes—in a survey we conducted of over 20,000 patients between May 2020 and December 2020, we observed that after two visits to treat such conditions, 53% of patients report improvement with their symptoms of depression as measured by a change in PHQ9 score, a clinical assessment of depression, 54% of patients report an improvement in their symptoms of anxiety as measured by a change in GAD7 score, a clinical assessment of anxiety, and 81% of our patients report a decrease in their suicidal ideation as measured by a change in both PHQ9 and GAD7 scores.

•

Clinicians - We empower clinicians to focus on patient care and relationships by providing what we believe is a superior workplace environment, as well as clinical and technology capabilities to deliver high-quality care. We offer a unique employment model for clinicians in a collaborative clinical environment, employing our clinicians through our subsidiaries and affiliated practices. Our integrated platform and national infrastructure reduce administrative burdens for clinicians while increasing engagement and satisfaction. Our clinicians are dedicated to our mission—in surveys we conducted in January 2021, 85% of our clinicians surveyed said they feel inspired to do their best and 97% believe they are positively assisting their patients to live a healthier life through their work at LifeStance.

•

Payors - We partner with payors to deliver access to high-quality outpatient mental health care to their members at scale. Long-term analyses demonstrate that $1 spent on collaborative mental health care saves $6.50 in total medical costs, representing a compelling opportunity for us to drive improved health outcomes and significant cost savings. Through our validated patient outcomes and extensive scale, we offer payors a pathway to achieving these savings in the broader healthcare system.

•

Primary care and specialist physicians - We collaborate with primary care and specialist physicians to enhance patient care. Primary care is an important setting for the treatment of mental health conditions—primary care physicians are often the sole contact for over 50% of patients with a mental illness. We partner with over 2,100 primary care physicians and specialist physician groups across the country to provide a mental healthcare network for referrals and, in certain instances, through co-location to improve the diagnosis and treatment of their patients. Our measurable patient outcomes also provide primary care and specialist physicians with a valuable, validated treatment path to improve the overall health of our mutual patients.

We have a demonstrated track record of growth. From our inception in March 2017 through December 31, 2020, we have successfully opened 120 de novo centers, hired 1,746 clinicians through our subsidiaries and affiliated practices, and completed 53 acquisitions. Our total patient visits increased from 931,934 in 2018 to 1,353,285 in 2019, and to 2,290,728 in 2020. We increased our total number of centers from 125 as of December 31, 2018 to 170 as of December 31, 2019, and to 370 as of December 31, 2020. The breadth of our operating footprint and our growth over time is illustrated below:

(1)	As of March 31, 2021.
(2)	Based on our identification of 28 MSAs for potential near-term expansion.

Total revenue increased from $100.3 million in 2018 to $212.5 million in 2019, was $111.7 million in the Predecessor 2020 Period, was $265.6 million in the Successor 2020 Period, and increased to $377.2 million in 2020 on a pro forma basis. Total revenue increased from $73.1 million for the three months ended March 31, 2020 to $143.1 million for the three months ended March 31, 2021. Our net income (loss) was $(1.1) million in 2018, $5.7 million in 2019, $(24.9) million in the Predecessor 2020 Period, $(13.1) million in the Successor 2020

Period, and $(270.9) million in 2020 on a pro forma basis. For the three months ended March 31, 2020 and March 31, 2021, our net income (loss) was $2.7 million and $(8.7) million, respectively. Adjusted EBITDA increased from $6.5 million in 2018 to $24.4 million in 2019, was $12.7 million in the Predecessor 2020 Period, was $37.5 million in the Successor 2020 Period, and was $50.1 million in 2020 on a pro forma basis. Adjusted EBITDA increased from $8.2 million for the three months ended March 31, 2020 to $12.6 million for the three months ended March 31, 2021. See “—Key Metrics and Non-GAAP Financial Measures” for more information about how we define and calculate Adjusted EBITDA and for a reconciliation of net income (loss), the most comparable GAAP measure, to Adjusted EBITDA. See “Unaudited Pro Forma Financial Information” for additional information regarding the presentation of our December 31, 2020 pro forma financial information.

Key Factors Affecting Our Results

Expanding Center Capacity and Visits Within Existing Centers

We have built a powerful organic growth engine which enables us to drive growth within our existing footprint.

Our Clinicians

As of March 31, 2021, we employed over 3,300 psychiatrists, APNs, psychologists and therapists through our subsidiaries and affiliated practices. We generate revenue on a per visit basis as clinical services are rendered by our clinicians. As our existing centers mature, we grow capacity through investments in office expansion to increase our average clinicians per center and enhance overall utilization. Recruiting new clinicians and retaining existing clinicians in our existing centers enables us to see more patients per center by expanding our patient visit capacity. We believe our dedicated employment model offers a superior value proposition compared to independent practice. Our network relationships provide clinicians with ready access to patients. We also enable clinicians to manage their own patient volumes. Our platform promotes a clinically-driven professional culture and streamlines patient access and care delivery, while optimizing practice administration processes through technology. We believe we are an employer of choice in mental health, allowing us to employ highly qualified clinicians. Our success is demonstrated by our track record – in addition to the clinicians we have gained through our acquisitions, we have hired 1,746 clinicians through our subsidiaries and affiliated practices since our inception in March 2017 through December 31, 2020, with a clinician retention rate of over 87% compared to the industry average of 77%.

We believe we have significant opportunity to grow our employed clinician base—we estimate there are approximately 650,000 mental health clinicians in the United States, providing us with a meaningful runway to grow from our current base of more than 3,300 clinicians employed through our subsidiaries and affiliated practices, as of March 31, 2021. To capitalize on this opportunity, we have developed a rigorous and exclusive in-house national clinician recruiting model that works closely with our regional clinical teams to select the best candidates and fulfill capacity in a timely manner. As we grow our clinician base, we can grow our business, expand access to our patients and our payors and invest in our platform to further reinforce our differentiated offering to clinicians. We have available physical capacity to add clinicians to our existing centers, as well as an opportunity to add new clinicians with the roll-out of de novo centers and acquire additional clinicians through our acquisition strategy. Our virtual care offering also allows clinicians to see more patients without investments in incremental physical space, expanding our patient visit capacity beyond in-person only levels.

The following chart illustrates growth in employed clinicians since our inception in 2017, measured as of year end.

Our Patients

We believe our ability to attract and retain patients to drive growth in our visits and meet the availability of our clinician base will enable us to grow our revenue. We believe we have a significant opportunity to increase the number of patients we serve in our existing markets. In 2020, our clinicians treated more than 357,000 patients through 2.3 million visits. We believe our ability to deliver more accessible, flexible, affordable and effective mental health care is a key driver of our patient growth. We believe we provide a superior and differentiated mental health care experience that integrates virtual and in-person care to deliver care in a convenient way for our patients, meeting our patients where they are. Our in-network payor relationships allow our patients to access care without significant out-of-pocket cost or delays in receiving treatment. We treat mental health conditions across the clinical spectrum through a clinical approach that delivers improved patient outcomes. We support our patients throughout their care continuum with purpose-built technological capabilities, including online assessments, digital provider communication, and seamless internal referral and follow-up capabilities. Approximately 80% of our patients have used our digital tools. Our ability to deliver a superior patient experience is evidenced by our NPS of 80 based on survey data we gathered from patients.

We utilize multiple strategies to add new patients to our platform, including our primary care and specialist physician relationships, internal referrals from our clinicians, our payor relationships and our dedicated marketing efforts. We have established a large network of over 200 national, regional and local payors that enables their members to be referred to us as patients. Payors refer patients to our platform to drive improvement in health outcomes for their members, reduction in total medical costs and increased member satisfaction and retention. Within our markets, we partner with primary care practice groups, specialists, health systems and academic institutions to refer patients to our centers and clinicians. Our local marketing teams build and maintain relationships with our referring partner networks to create awareness of our platform and services, including the opening of new centers and the introduction of newly hired clinicians with appointment availability. We also use online marketing to develop our national brand to increase brand awareness and promote additional channels of patient recruitment.

The following table illustrates growth in overall patient visits since our inception in 2017.

(1)	For 2017, reflects total patient visits following our inception in March 2017.

Our Primary Care and Specialist Physician Referral Relationships

We have built a powerful patient referral network through partnerships with over 2,100 primary care physicians and specialist physician groups across the country. We deliver value to our provider partners by offering a more efficient referral base, delivering improved outcomes for our mutual patients, and enabling more integrated care and lower total health care costs. As we continue to scale nationally, we plan to partner with additional hospital systems, large primary care groups and other specialist groups to help streamline their mental health network needs and drive continued patient growth across our platform. Our vision over time is to further integrate our mental health care services with those of our medical provider partners. As of December 31, 2020, we co-located our clinicians in nearly 50 primary care offices across nine MSAs to enable collaborative care with other care providers. By co-locating and driving towards integration with primary care providers, we can enhance our clinician’s access to patients. We anticipate that we will continue to grow these relationships while evolving our offering toward a fully-integrated care model in which primary care and our mental health clinicians work together to develop and provide personalized treatment plans for shared patients. We believe these efforts will help to further align our model with that of other health care providers increasing our value to them and driving new opportunities to partner to grow our patient base.

Our Payors

We have over 200 payor relationships, including national contracts with multiple payors that allow access to our services through in-network coverage for their members. We believe the alignment of our model with our payor partners’ population health objectives encourages third-party payors to partner with us. We believe we deliver value to our payor partners in several ways, including access to a national clinician employee base, lower total medical costs, measurable outcomes, and stronger member and client value proposition through the offering of in-network mental health services. As a result, we have consistently expanded our payor relationships from 80 as of December 31, 2018 to 111 as of December 31, 2019, and to 206 as of December 31, 2020. A majority of our revenue is derived from commercial in-network insurance coverage – for the twelve months ended December 31, 2020, our payor mix by revenue was 89% commercial in-network payors, 5% government payors, 4% self-pay and 2% non-patient services revenue. The strength of our payor relationships and our value proposition allowed us to secure rate parity between in-person and virtual visits, either by contract or payor policy, prior to the COVID-19 pandemic. To expand this network and grow access to covered patients, we continue to establish new payor relationships and national contracts while also seeking to drive regional rate improvement for our patients and clinicians. We believe our payor relationships differentiate us from our competitors and are a critical factor in our ability to expand our market footprint in new regions by leveraging our existing national payor relationships. As we continue to grow, we believe our scale, breadth and access will continue to be enhanced, further strengthening the value of our platform to payors.

Expand our Center Base Within Existing and New Markets

We believe we have developed a highly replicable playbook that allows us to enter new markets and pursue growth through multiple vectors. We typically identify new markets based on the core characteristics of patient population demographics, substantial clinician recruiting opportunities, untreated patient communities and a diverse group of payors. To enter new markets, we seek to open de novo centers or acquire high-quality practices with a track record of clinical excellence and in-network payor relationships. Once we enter a new market, our powerful organic growth engine drives our growth through de novo openings, center expansions, clinician recruiting and tuck-in acquisitions. We anticipate focusing on continued expansion, both in our existing markets and in new geographies, where mental health care remains a large unmet need.

De Novo Builds

Our de novo center strategy is a central component of our organic growth engine to build our capacity and increase density in our existing MSAs. From our inception in 2017 through December 31, 2020, we have successfully opened 120 de novo centers, including 78 de novo centers in 2020 and 27 de novo centers in 2019. We believe there is a significant opportunity to use de novo center openings to unlock potential patient need in our existing markets and new markets that we have determined are attractive to enter. We systematically locate our centers within a given market to ensure convenient coverage for in-person access to care. We believe our successful de novo program and national clinician recruiting team can support additions of new centers and clinicians in line with, or above, historical performance.

Our systematic de novo process is built to enable us to generate a return on investment. We estimate that, on average, our de novo centers break even within the first two to four months, pay back invested capital within 13 months, and realize a two-times return on invested capital within 18 months, on a Center Margin basis. On average, de novo centers with at least two years of operating history as of December 31, 2020 had $1.7 million in total revenue and $0.6 million, or 35%, in Center Margin for the twelve months ended December 31, 2020. The foregoing 2020 amounts are pro forma combined Predecessor and Successor amounts. See “—Key Metrics and Non-GAAP Financial Measures”—Center Margin” for our definition of Center Margin. See “Unaudited Pro Forma Financial Information” for additional information regarding the presentation of our 2020 pro forma financial information.

The following chart illustrates total revenue from our de novo centers opened in 2018, 2019 and 2020.

Acquisitions

We have built a proprietary pipeline of acquisition targets, providing us with significant opportunities to scale through potential acquisitions. We believe the highly fragmented nature of the mental health market provides us with a meaningful opportunity to execute on our acquisition playbook. We seek to acquire select practices that meet our standards of high-quality clinical care and align with our mission. We believe our guiding principle of creating a national platform built with a patient and clinician focus makes us a partner of choice for smaller, independent practices. Our acquisition strategy is deployed both to enter new markets and in our existing markets. In new markets, acquisitions allow us to establish a presence with high-quality practices with a track record of clinical excellence and in-network payor relationships that can be integrated into our national platform. In existing markets, acquisitions allow us to grow our geographic reach and clinician base to expand patient access. For newly acquired centers, we typically fully integrate them into our operational and technology infrastructure within four to six months following an acquisition. As of December 31, 2020, we had completed over 53 acquisitions of existing practices, since our inception.

Center Margin

As we grow our platform, we seek to generate consistent returns on our investments. See “—Key Metrics and Non-GAAP Financial Measures—Center Margin” for our definition of Center Margin. We believe this metric best reflects the economics of our model as it includes all direct expenses associated with our patients’ care. We seek to grow our Center Margin through a combination of (i) growing revenue through clinician hiring and retention, patient growth and engagement, hybrid virtual and in-person care, existing office expansion, and in-network reimbursement levels, and (ii) leveraging on our fixed cost base at each center. For acquired centers, we also seek to realize operational, technology and reimbursement synergies to drive Center Margin growth.

To illustrate how we expect our de novo centers to become profitable, the data below detail how the Center Margin of these centers opened in 2018, 2019 and 2020 has grown. We believe the centers that opened in 2018 are a good representation of our typical profitability ramp given the relative maturity of the 2018 cohort compared to centers from 2019 and 2020. Our centers typically operate at a loss for two to four months before they become profitable as we grow our clinician and patient population at each center.

The following chart illustrates Center Margin over time for our 2018, 2019 and 2020 center cohorts, measured after each center is opened.

De Novo Center Margin by Cohort (1)(2)

(1)	Excludes pre-revenue periods.

(2)	2019 Cohort includes one new market entry at which clinicians are paid a fixed salary.

COVID-19 Impact

On March 11, 2020, the World Health Organization designated COVID-19 as a global pandemic. The rapid spread of COVID-19 around the world and throughout the United States has altered the behavior of businesses and people, with significant negative effects on federal, state and local economies, the duration of which is unknown at this time. Various policies were implemented by federal, state and local governments in response to the COVID-19 pandemic that caused many people to remain at home and forced the closure of or limitations on certain businesses, as well as suspended elective procedures by health care facilities.

With the COVID-19 pandemic placing an unprecedented strain on daily life, existing trends in mental health care have worsened dramatically since the beginning of the pandemic—41% of adults reported at least one adverse mental health condition, including symptoms of mental illness or substance abuse related to the pandemic. Quarantining and lockdown measures have resulted in furloughs and layoffs, dramatically increasing stressors and leading to poorer overall mental and physical health.

In response to the COVID-19 pandemic, we took the following actions in 2020 to ensure the safety of our employees and their families and to address the physical, mental and social health of our patients:

•

Implemented safety protocols including all Center of Disease Control directives in addition to state and local directives. This included distributing COVID-19 guidelines to all clinicians and employees as well as regular global communication from our Chief Medical Officer.

•	Provided support to clinicians and administrative employees in the event they were unable to work due to a quarantine.

•	Trained all of our clinicians to meet patients virtually.

•	Upgraded acquired center websites to allow patients to readily access digital services.

•	Proactively communicated with patients about the availability of clinicians and treatment and appointment reminders.

We believe the COVID-19 pandemic did not have a material impact on our results of operations, cash flows and financial position as of or for the three months ended March 31, 2021. While the impact of the COVID-19 pandemic has increased stressors associated with mental health, we believe that a combination of factors contribute to our total patient visits and related revenue, including, among others, long-term trends in reduced stigmatization of mental health. Even before the pandemic, we saw the need to have a platform supported by leading technology to give us the ability to treat patients virtually or in-person. Our prior investment in our technology platform, most notably in our digital capabilities, became an essential component for continuing to deliver care to our patients during the pandemic. We observed an impact on appointments in mid-March 2020 as patients moved to shelter-at-home and increased cancellations. By the end of March 2020, appointments and visits had returned to normal levels. Our clinician recruitment opportunities have also increased as a result of the pandemic, driven by an increase in clinician supply from those seeking more stable employment models. With independent clinicians facing higher technology costs, shifting consumer behavior and challenges from the uncertain economic environment, our pipeline of acquisition targets grew and assisted in our 2020 footprint expansion.

Even prior to the COVID-19 pandemic, our payor contracts or payor policies typically provided for rate parity for our care services regardless of whether visits are conducted in-person or virtually. As a result, even if temporary rate parity provisions that were enacted in response to the COVID-19 pandemic are not permanently extended, we do not expect such actions to have a meaningful impact on our business.

We believe COVID-19 will represent a paradigm shift in the importance of and focus on mental health care. We have seen significant increase in patient demand as well as payor and employer adoption of mental health coverage options during the pandemic and it is now integrated into health care offerings more than ever before. We feel the spotlight the pandemic has put on the need for mental health care will have a positive impact on our industry and business for years to come.

Key Metrics and Non-GAAP Financial Measures

We evaluate the growth of our footprint through a variety of metrics and indicators. The following table sets forth a summary of the key financial metrics we review to evaluate our business, measure our performance, identify trends affecting our business, formulate our business plan and make strategic decisions:

	Successor	Predecessor	Pro Forma	Successor	Predecessor
	Three months ended March 31, 2021	Three months ended March 31, 2020	Year ended December 31, 2020	April 13 to December 31, 2020	January 1 to May 14, 2020	Year ended December 31, 2019
(in thousands)
Total revenue	$143,132	$73,106	$377,217	$265,556	$111,661	$212,518
Revenue growth	96%	81%	77%	*	*	112%
Organic revenue growth			41%	*	*	35%
Income (loss) from operations	$(881)	$5,635	$(315,304)	$6,741	$8,695	$15,241
Center Margin	$43,998	$21,472	$119,176	$86,292	$32,884	$62,396
Net income (loss)	$(8,682)	$2,653	$(270,909)	$(13,125)	$(24,945)	$5,669
Adjusted EBITDA	$12,584	$8,217	$50,135	$37,470	$12,665	$24,400

*

Denotes not meaningful due to lack of comparability between annual and partial periods. In addition, organic revenue growth is measured on a twelve-month basis and is therefore not reported for interim periods.

Organic revenue growth, Center Margin and Adjusted EBITDA are not measures of financial performance under GAAP and are not intended to be substitutes for any GAAP financial measures, including revenue, income from operations or net income (loss), and, as calculated, may not be comparable to companies in other industries or within the same industry with similarly titled measures of performance. Therefore, non-GAAP measures should be considered in addition to, not as a substitute for, or in isolation from, measures prepared in accordance with GAAP.

Organic Revenue Growth

We define organic revenue growth as the change in total revenue, excluding revenue from acquisitions for the first twelve months following the date of acquisition of new centers. Therefore, organic revenue is computed by removing from total revenue the amount of revenue from centers acquired within twelve months from the end of the period presented. We use organic revenue growth as one of the measures to assess our results of operations. We believe that organic revenue growth is an appropriate measure of operating performance as it allows investors to measure, analyze and compare our growth in a meaningful and consistent manner without the impact of what may be non-comparable acquisition activity from period to period. Organic revenue growth metrics vary across the healthcare industry. As a result, our organic revenue growth calculation is not necessarily comparable to similarly titled metrics reported by other companies.

Center Margin

We define Center Margin as income (loss) from operations excluding depreciation and amortization and general and administrative expenses. Therefore, Center Margin is computed by removing from income (loss) from operations the costs that do not directly relate to the delivery of care and only including center costs, exclusive of depreciation and amortization. We consider Center Margin to be an important measure to monitor our performance relative to the direct costs of delivering care. We believe Center Margin will be useful to investors to measure whether we are sufficiently controlling the direct costs of delivering care.

Center Margin is not a financial measure of, nor does it imply, profitability. The relationship of income (loss) from operations to center costs, excluding depreciation and amortization is not necessarily indicative of future profitability from operations. Center Margin excludes certain expenses, such as general and administrative expenses, and depreciation and amortization, which are considered normal, recurring operating expenses and are essential to support the operation and development of our centers. Therefore, this measure may not provide a complete understanding of the operating results of our Company as a whole, and Center Margin should be reviewed in conjunction with our GAAP financial results. Other companies that present Center Margin may calculate it differently and, therefore, similarly titled measures presented by other companies may not be directly comparable to ours. In addition, Center Margin has limitations as an analytical tool, including that it does not reflect depreciation and amortization or other overhead allocations.

The following table provides a reconciliation of income (loss) from operations, the most closely comparable GAAP financial measure, to Center Margin:

	Pro Forma	Successor	Predecessor			Successor	Predecessor
	Year ended December 31, 2020	April 13 to December 31, 2020	January 1 to May 14, 2020	Year ended December 31, 2019	Year ended December 31, 2018	Three months ended March 31, 2021	Three months ended March 31, 2020
(in thousands)
Income (loss) from operations	$(315,304)	$6,741	$8,695	$15,241	$2,787	$(881)	$5,635
Adjusted for:
Depreciation and amortization	42,949	27,710	3,335	6,095	2,733	12,228	2,175
General and administrative expenses(1)	391,531	51,841	20,854	41,060	24,468	32,651	13,662

Center Margin	$119,176	$86,292	$32,884	$62,396	$29,988	$43,998	$21,472

(1)	Represents salaries, wages and employee benefits for our executive leadership, finance, human resources, marketing, billing and credentialing support and technology infrastructure.

Adjusted EBITDA

We present Adjusted EBITDA, a non-GAAP performance measure, to supplement our results of operations presented in accordance with generally accepted accounting principles, or GAAP. We believe Adjusted EBITDA is useful in evaluating our operating performance, and may be helpful to securities analysts, institutional investors and other interested parties in understanding our operating performance and prospects. Adjusted EBITDA is not intended to be a substitute for any GAAP financial measure and, as calculated, may not be comparable to companies in other industries or within the same industry with similarly titled measures of performance. Therefore, our Adjusted EBITDA should be considered in addition to, not as a substitute for, or in isolation from, measures prepared in accordance with GAAP, such as net income or loss.

We define Adjusted EBITDA as net income (loss) excluding interest expense, depreciation and amortization, provision (benefit) for income taxes, gain (loss) on remeasurement of contingent consideration, unit-based compensation, management fees, loss on disposal of assets, transaction costs and other expenses. We include Adjusted EBITDA in this prospectus because it is an important measure upon which our management assesses, and believes investors should assess, our operating performance. We consider Adjusted EBITDA to be an important measure because it helps illustrate underlying trends in our business and our historical operating performance on a more consistent basis.

However, Adjusted EBITDA has limitations as an analytical tool, including:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash used for capital expenditures for such replacements or for new capital expenditures;

•

Adjusted EBITDA does not include the dilution that results from equity-based compensation or any cash outflows included in equity-based compensation, including from our repurchases of shares of outstanding common stock; and

•	Adjusted EBITDA does not reflect interest expense on our debt or the cash requirements necessary to service interest or principal payments.

A reconciliation of Adjusted EBITDA to net income (loss) is presented below for the periods indicated. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view Adjusted EBITDA in conjunction with net income (loss).

	Successor	Predecessor	Pro Forma	Successor	Predecessor
	Three months ended March 31, 2021	Three months ended March 31, 2020	Year ended December 31, 2020	April 13 to December 31, 2020	January 1 to May 14, 2020	Year ended December 31, 2019	Year ended December 31, 2018
(in thousands)
Net income (loss)	$(8,682)	$2,653	$(270,909)	$(13,125)	$(24,945)	$5,669	$(1,097)
Adjusted for:
Interest expense	8,632	1,680	12,538	19,112	3,020	5,409	453
Depreciation and amortization	12,228	2,175	42,949	27,710	3,335	6,095	2,733
Income tax (benefit) provision	(2,761)	703	(95,861)	(4,022)	(2,319)	2,206	5,385
Loss (gain) on remeasurement of contingent consideration	307	(354)	254	576	(322)	(229)	(2,488)
Unit-based compensation	605	—	318,063	1,452	—	54	249
Management fees (1)	89	—	1,369	142	14	—	—
Loss on disposal of assets	—	—	121	121	—	—	—
Transaction costs (2)	1,534	953	39,409	3,937	33,247	2,186	533
Other expenses (3)	632	407	2,202	1,567	635	3,010	695

Adjusted EBITDA	$12,584	$8,217	$50,135	$37,470	$12,665	$24,400	$6,463

(1)

Represents management fees paid to certain of our executive officers and affiliates of our Principal Stockholders pursuant to the management services agreement entered into in connection with the TPG Acquisition. The management services agreement will terminate in connection with this offering and we will be required to pay a one-time fee of approximately $1.2 million to such parties. See “Certain Relationships and Related Party Transactions—TPG Acquisition and Related Agreements—Management Services Agreement.”

(2)

Primarily includes capital markets advisory, consulting, accounting and legal expenses related to our acquisitions and costs related to the TPG Acquisition. Of the transaction costs incurred in 2019, $1.4 million relate to the TPG Acquisition. Of the transaction costs incurred in 2020 on a pro forma basis, $32.9 million relate to the TPG Acquisition.

(3)

Primarily includes costs incurred to consummate or integrate acquired centers, certain of which are wholly-owned and certain of which are affiliated practices, in addition to the compensation paid to former owners of acquired centers and related expenses that are not reflective of the ongoing operating expenses of our centers. Acquired center integration, former owner fees, and other are components of general and administrative expenses included in our consolidated statement of income (loss). Impairment on loans is a component of center costs, excluding depreciation and amortization included in our consolidated statement of income (loss). These costs are summarized for each period in the table below:

	Successor	Predecessor	Pro Forma	Successor	Predecessor
	Three months ended March 31, 2021	Three months ended March 31, 2020	Year ended December 31, 2020	April 13 to December 31, 2020	January 1 to May 14, 2020	Year ended December 31, 2019	Year ended December 31, 2018
(in thousands)
Acquired center integration(1)	$501	$250	$1,614	$1,201	$413	$1,101	$240
Former owner fees(2)	84	157	501	284	217	860	451
Impairment of loans(3)	—	—	—	—	—	581	—
Other(4)	47	—	87	82	5	468	4

Total	$632	$407	$2,202	$1,567	$635	$3,010	$695

(1)

Represents costs incurred pre- and post-center acquisition to integrate operations, including expenses related to conversion of compensation model, legacy system costs and data migration, consulting and legal services, and overtime and temporary labor costs.

(2)	Represents short-term agreements, generally with terms of three to six months, with former owners of acquired centers, to provide transition and integration services.
(3)	Represents write-off of advances provided to clinicians of acquired entities.
(4)	Primarily includes severance expense unrelated to integration services.

Components of Revenue and Expenses

Total Revenue

Total revenue consists primarily of consideration we expect to be entitled to in exchange for all patient activities. We bill each patient or third-party payor on a fee-for-service basis as medical services are rendered. Revenue is recognized as performance obligations are satisfied. Performance obligations are determined based on the nature of the services provided, and generally each individual counselling session is a performance obligation.

We have relationships with over 200 third-party payors. We determine the transaction price under these contracts based on standard charges for services provided net of price concessions related to contractual adjustments provided to third-party payors, discounts provided to uninsured patients in accordance with our policy and/or implicit price concessions provided to patients. The differences between the price at which we expects to receive from patients and the standard billing rates are accounted for as contractual adjustments or discounts, which are deducted from gross revenue to arrive at net revenues. Contractual adjustments and discounts are based on contractual agreements, discount policies and historical experience. We use historical patient visit rates, our historical mix of services performed and current reimbursement rates to help us analyze and explain historical patient service revenue. To achieve efficiencies and provide consistent access to care for patients across the country, we may negotiate regional or national contracts with certain payors in lieu of location specific agreements. Some of our third-party payor contracts are inherited through acquisitions of practices with existing contracts where we did not have an existing relationship with that payor in the market. During each of the year ended December 31, 2019 and during the Predecessor 2020 Period, Successor 2020 Period and the three months ended March 31, 2020, three payors individually exceeded 10% of the Company’ revenue, and during the three months ended March 31, 2021, two payors individually exceeded 10% of the Company’s revenue. Our payor relationships generally operate across multiple independent regional contracts. We have patients covered by third-party payors, which include commercial health insurers and governmental payors under programs such as Medicare, and uninsured patients. Governmental payors and uninsured patients account for a small portion of our total revenue.

Operating Expenses

Center costs, excluding depreciation and amortization

Center costs, excluding depreciation and amortization includes the costs we incur to operate our centers, consisting primarily of salaries, wages and employee benefits for clinicians and patient support, occupancy costs such as rent and utilities, medical supplies, insurance and other operating expenses. Center costs do not include an allocation of general and administrative expenses noted below, as they are not directly related to the act of seeing patients or providing care at our centers. Clinicians include psychiatrists, APNs, psychologists and therapists. Patient support employees include welcome coordinators and clinical technicians. We expect our center costs, excluding depreciation and amortization to continue to increase in the short- to medium-term as we strategically invest to expand our business and to potentially capture more of our market opportunity.

General and administrative

General and administrative expenses consist primarily of salaries, wages and employee benefits for our executive leadership, finance, human resources, marketing, billing and credentialing support and technology infrastructure. In addition, general and administrative expenses include insurance and corporate occupancy costs.

Depreciation and amortization

Depreciation and amortization expense consists primarily of depreciation on leasehold improvements and other fixed assets as well as amortization on trade name and non-competition agreement intangibles.

Other Income (Expense)

Other income (expense) consists primarily of gains and losses on remeasurement of a contingent consideration liability where the performance condition was not met or likelihood of payment increases, gain (loss) on sale of fixed assets, transaction costs related to legal, consulting and other expenses related to our acquisitions of various centers and in the TPG Acquisition, related party management fees, interest expense on our credit facilities and amortization of debt issue costs. We expect our interest expense and transaction costs to increase in the short- to medium-term as we strategically invest to expand our business.

Income Tax Provision

We account for income taxes using an asset and liability approach. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances are provided when necessary to reduce net deferred tax assets to an amount that is more likely than not to be realized.

In determining whether a valuation allowance for deferred tax assets is necessary, we analyze both positive and negative evidence related to the realization of deferred tax assets and inherent in that, assess the likelihood of sufficient future taxable income. We also consider the expected reversal of deferred tax liabilities and analyze the period in which these would be expected to reverse to determine whether the taxable temporary difference amounts serve as an adequate source of future taxable income to support the realizability of the deferred tax assets. No valuation allowance was recognized as of December 31, 2019, December 31, 2020, March 31, 2020 or March 31, 2021. In addition, we consider whether it is more likely than not that the tax position will be sustained on examination by taxing authorities based on the technical merits of the position.

Results of Operations

Comparison of the Three Months Ended March 31, 2021 (Successor) and March 31, 2020 (Predecessor)

The following table sets forth a summary of our financial results for the periods indicated:

	Successor	Predecessor
	Three months ended March 31, 2021	Three months ended March 31, 2020
(in thousands)
Total revenue	$143,132	$73,106
Operating expenses
Center costs, excluding depreciation and amortization shown separately below	99,134	51,634
General and administrative expenses	32,651	13,662
Depreciation and amortization	12,228	2,175

Total operating expenses	144,013	67,471

(Loss) income from operations	$(881)	$5,635
Other income (expense)
(Loss) gain on remeasurement of contingent consideration	(307)	354
Transaction costs	(1,534)	(953)
Interest expense	(8,632)	(1,680)
Other expense	(89)	—

Total other (expense)	(10,562)	(2,279)

(Loss) Income before taxes	$(11,443)	$3,356
Income tax benefit (provision)	2,761	(703)

Net (loss) income and comprehensive (loss) income	$(8,682)	$2,653

Total Revenue

Total revenue increased $70.0 million, or 96%, to $143.1 million for the three months ended March 31, 2021 (Successor) from $73.1 million for the three months ended March 31, 2020 (Predecessor). The increase in total revenue was attributable to a $16.9 million, $34.6 million and $18.5 million increase due to de novo center openings, acquisitions and an increase in patient visits and growth in revenue per visit at our existing centers, respectively.

Operating Expenses

Center costs, excluding depreciation and amortization

Center costs, excluding depreciation and amortization increased $47.5 million, or 92%, to $99.1 million for the three months ended March 31, 2021 (Successor) from $51.6 million for the three months ended March 31, 2020 (Predecessor). This was primarily due to an increase in clinician compensation of $38.5 million and patient support compensation of $3.0 million. Occupancy costs increased $4.6 million and included an increase in center rent of $3.8 million and an increase in utilities and maintenance expenses of $0.8 million. Other operating expenses increased $1.4 million and included an increase of $0.6 million in insurance and an increase of $0.8 million in center supply expenses.

General and administrative

General and administrative expenses increased $19.0 million, or 139%, to $32.7 million for the three months ended March 31, 2021 (Successor) from $13.7 million for the three months ended March 31, 2020 (Predecessor). This was primarily due to increases of $11.1 million in salaries, wages and employee benefits, $1.8 million in occupancy costs and $6.1 million in other expenses. Occupancy costs included an increase of $1.2 million for IT infrastructure and software as well as an increase of $0.5 million in office equipment, utilities and maintenance expenses. Other expenses included increases of $3.5 million in professional fees and $2.3 million in marketing expenses. These increases reflect expenses incurred to support the growth of our business.

Depreciation and amortization

Depreciation and amortization expense increased $10.0 million to $12.2 million for the three months ended March 31, 2021 (Successor) from $2.2 million for the three months ended March 31, 2020 (Predecessor). This was primarily due to increases in amortization of $3.3 million for trade names and $5.4 million in non-competition agreements related to the recognition of intangible assets associated with the TPG Acquisition. In addition, depreciation increased $1.3 million and consisted of increases in leasehold improvements and computer, software and furniture expenses of $0.7 million and $0.6 million, respectively, due to the increased number of de novo builds and center acquisitions in the period.

Other Income (Expense)

Gain (loss) on remeasurement of contingent consideration

Gain (loss) on remeasurement of contingent consideration decreased $0.7 million to a $0.3 million loss for the three months ended March 31, 2021 (Successor) from a $0.4 million gain for the three months ended March 31, 2020 (Predecessor). This was primarily due to changes in the weighted probability of achieving the performance and operational targets.

Transaction costs

Transaction costs increased $0.6 million to $1.5 million for the three months ended March 31, 2021 (Successor) from $0.9 million for the three months ended March 31, 2020 (Predecessor). Transaction costs increased primarily due to incremental fees related to increased corporate transactions.

Interest Expense

Interest expense increased $6.9 million to $8.6 million for the three months ended March 31, 2021 (Successor) from $1.7 million for the three months ended March 31, 2020 (Predecessor). This was primarily due to our entry into the Existing Credit Agreement on May 14, 2020, which added an additional $210.0 million in outstanding principal in term loans and $50.0 million in delayed draw loans.

Other Income (Expense)

Other income (expense) increased to $89 thousand for the three months ended March 31, 2021 (Successor) from $0 for the three months ended March 31, 2020 (Predecessor) primarily due to management fees.

Income Tax Benefit (Provision)

Income tax provision increased $3.5 million to a $2.8 million benefit for the three months ended March 31, 2021 (Successor) from a $0.7 million provision for the three months ended March 31, 2020 (Predecessor) primarily due to lower taxable income for the three months ended March 31, 2021.

Comparison of the Year Ended December 31, 2020 (on a Pro Forma Basis), the 2020 Successor Period, the 2020 Predecessor Period, and the Year Ended December 31, 2019 (Predecessor)

The following table sets forth a summary of our financial results for the periods indicated:

	Pro Forma	Successor	Predecessor
	Year ended December 31, 2020	April 13 to December 31, 2020	January 1 to May 14, 2020	Year ended December 31, 2019
(in thousands)
Total revenue	$377,217	$265,556	$111,661	$212,518
Operating expenses
Center costs, excluding depreciation and amortization shown separately below	258,041	179,264	78,777	150,122
General and administrative expenses	391,531	51,841	20,854	41,060
Depreciation and amortization	42,949	27,710	3,335	6,095

Total operating expenses	692,521	258,815	102,966	197,277

Income from operations	$(315,304)	$6,741	$8,695	$15,241
Other income (expense)
(Loss) gain on remeasurement of contingent consideration	(254)	(576)	322	229
Transaction costs	(37,184)	(3,937)	(33,247)	(2,186)
Interest expense	(12,538)	(19,112)	(3,020)	(5,409)
Other expense	(1,490)	(263)	(14)	—

Total other expense	(51,466)	(23,888)	(35,959)	(7,366)

(Loss) income before taxes	$(366,770)	$(17,147)	$(27,264)	$7,875

Income tax benefit (provision)	95,861	4,022	2,319	(2,206)

Net (loss) income	$(270,909)	$(13,125)	$(24,945)	$5,669

The financial information presented below for the year ended December 31, 2020 on a pro forma basis has been derived from the financial information set forth in “Unaudited Pro Forma Financial Information.” Such information will change based on the actual initial public offering price, net proceeds and other terms of this offering determined at pricing. See “Unaudited Pro Forma Financial Information” for a complete description of the adjustments and assumptions underlying the pro forma financial information included herein.

Total Revenue

For the year ended December 31, 2019 (Predecessor), total revenue was $212.5 million. For the Predecessor 2020 Period and the Successor 2020 Period, total revenue was $111.7 million and $265.6 million, respectively.

Total revenue increased to $377.2 million for the year ended December 31, 2020 on a pro forma basis from $212.5 million for the year ended December 31, 2019 (Predecessor). The increase in total revenue was attributable to $26.0 million of total revenue related to de novo center openings, $49.6 million of total revenue attributable to acquisitions consummated during the year, and $89.1 million of total revenue resulting from an increase in patient visits and growth in revenue per visit at our existing center base. We anticipate revenue growth to continue to be driven by our de novo and acquisition strategy as well as our ability to increase patient visits at existing centers through our ability to accommodate virtual sessions in addition to our in-person visits.

Operating Expenses

Center costs, excluding depreciation and amortization

For the year ended December 31, 2019 (Predecessor), center costs, excluding depreciation and amortization was $150.1 million, primarily consisting of $120.2 million of clinician compensation and $13.4 million of patient support compensation. In addition, occupancy costs totaled $11.7 million, consisting of center rent and utilities and maintenance expenses. Other operating expenses consisting of office supplies and insurance totaled $4.8 million. For the Predecessor 2020 Period, center costs, excluding depreciation and amortization was $78.8 million, primarily consisting of $63.3 million of clinician compensation and $7.1 million of patient support compensation. In addition, occupancy costs totaled $6.4 million, consisting of center rent and utilities and maintenance expenses. Other operating expenses consisting of office supplies and insurance totaled $2.0 million. For the Successor 2020 Period, center costs, excluding depreciation and amortization was $179.3 million, primarily consisting of $144.7 million of clinician compensation and $15.0 million of patient support compensation. In addition, occupancy costs totaled $15.8 million, consisting of center rent and utilities and maintenance expenses. Other operating expenses consisting of office supplies and insurance totaled $3.8 million for the Successor 2020 Period.

Center costs, excluding depreciation and amortization increased $107.9 million to $258.0 million for the year ended December 31, 2020 on a pro forma basis from $150.1 million for the year ended December 31, 2019 (Predecessor). This was primarily due to a significant increase in our clinicians from 1,404 as of the end of 2019 to 3,097 as of the end of 2020. Occupancy costs increased $10.5 million, which included an increase in center rent of $8.8 million and an increase in utilities and maintenance expenses of $1.7 million. Other operating expenses increased $1.0 million, which included an increase of $0.7 million in insurance and an increase of $0.2 million in center supplies. Increases in occupancy costs and other operating expenses were primarily driven by our 78 de novo center openings and 29 center acquisitions in 2020.

General and administrative

For the year ended December 31, 2019 (Predecessor), general and administrative expenses were $41.1 million, consisting primarily of $28.8 million in salaries, wages and employee benefits as well as $5.4 million in occupancy costs and $6.8 million in other operating expenses, including professional services and insurance. For the Predecessor 2020 Period, general and administrative expenses were $20.9 million, consisting primarily of $14.5 million in salaries, wages and employee benefits as well as $2.5 million in occupancy costs and $3.8 million in other operating expenses, including professional services and corporate insurance. For the Successor 2020 Period, general and administrative expenses were $51.8 million, consisting primarily of $35.6 million in salaries, wages and employee benefits, as well as $6.3 million in occupancy costs and $9.9 million in other operating expenses, including professional services and insurance.

General and administrative expenses increased $350.4 million to $391.5 million for the year ended December 31, 2020 on a pro forma basis from $41.1 million for the year ended December 31, 2019 (Predecessor). This was primarily due to increases of $21.3 million in salaries, wages and employee benefits, $3.5 million in occupancy costs, $9.8 million in other expenses and incremental stock-based compensation expense of $315.8 million for the year ended December 31, 2020, as a result of the expected modifications of vesting terms associated with the restricted shares issued to holders of partnership interest units as described within “Executive and Director Compensation—Award Terms Expected to be Amended” and the grants of RSUs in connection with this offering. Occupancy costs included an increase of $2.1 million for computer and software costs as well as an increase of $1.3 million in office equipment, utilities and maintenance expenses. Other expenses included increases of $4.4 million in professional fees and $2.0 million in marketing. These increases were incurred to support the growth of our business.

Depreciation and amortization

For the year ended December 31, 2019 (Predecessor), depreciation expense was $3.0 million, primarily consisting of $1.6 million of leasehold improvements and $1.4 million of computer, software and furniture costs. For the year ended December 31, 2019 (Predecessor), amortization expense was $3.1 million, primarily consisting of amortization of trade names of $2.7 million. For the Predecessor 2020 Period, depreciation expense was $1.9 million, primarily consisting of $1.0 million of leasehold improvements and $0.9 million of computer, software and furniture costs. For the Predecessor 2020 Period, amortization expense was $1.4 million, primarily consisting of $1.2 million of amortization of trade names and $0.2 million of amortization of non-competition agreement intangible assets. For the Successor 2020 Period, depreciation expense was $4.4 million, primarily consisting of $2.5 million of leasehold improvements and $1.9 million of computer, software and furniture costs. For the Successor 2020 Period ended December 31, 2020, amortization expense was $23.3 million, primarily consisting of amortization of $13.5 million of noncompete assets and $9.8 million of assets related to trade names.

Depreciation and amortization expense increased to $42.9 million for the year ended December 31, 2020, on a pro forma basis, from $6.1 million for the year ended December 31, 2019 (Predecessor). This was partially due to the TPG Acquisition and recognition of intangible assets in the amount of $344.3 million, which was applied for the full year ended December 31, 2020 on a pro forma basis. Leasehold improvement and computer depreciation increased $1.8 million and $0.8 million, respectively, due to the increased number of de novo builds and center acquisitions.

Other Income (Expense)

Gain (loss) on remeasurement of contingent consideration

For the year ended December 31, 2019 (Predecessor), gain on remeasurement of contingent consideration was $0.2 million. For the Predecessor 2020 Period, gain on remeasurement of contingent consideration was $0.3 million. For the Successor 2020 Period, loss on remeasurement of contingent consideration was $0.6 million.

Gain (loss) on remeasurement of contingent consideration decreased $0.5 million to a $0.3 million loss for the year ended December 31, 2020 on a pro forma basis from a $0.2 million gain for the year ended December 31, 2019 (Predecessor). This was primarily due to changes in the weighted probability of achieving the performance and operational targets.

Transaction costs

For the year ended December 31, 2019 (Predecessor), transaction costs were $2.2 million, primarily consisting of legal, consulting and other expenses in connection with acquisitions made in the period. For the Predecessor 2020 Period and the Successor 2020 Period, transaction costs were $33.2 million and $3.9 million, respectively, primarily consisting of $32.9 million of costs related to the TPG Acquisition and legal, consulting and other expenses in connection with other acquisitions that closed in the respective period.

Transaction costs increased $35.0 million to $37.2 million for the year ended December 31, 2020, on a pro forma basis, from $2.2 million for the year ended December 31, 2019 (Predecessor). This increase was primarily due to $32.9 million of legal, consulting and other fees associated with the TPG Acquisition.

Interest expense

For the year ended December 31, 2019 (Predecessor), interest expense was $5.4 million, primarily consisting of interest on our term loans under our Prior Credit Agreement (as defined below). For the Predecessor 2020 Period and Successor 2020 Period, interest expense was $3.0 million and $19.1 million, respectively.

Interest expense in the Predecessor 2020 Period primarily consisted of interest on our term loans under our Prior Credit Agreement. Interest in the Successor 2020 Period consisted of interest expense under our Existing Credit Agreement.

Interest expense increased $7.1 million to $12.5 million for the year ended December 31, 2020 on a pro forma basis from $5.4 million for the year ended December 31, 2019 (Predecessor). This was primarily due to our entry into the Existing Credit Agreement on May 14, 2020, which added an additional $210.0 million in principal amount in term loans and $50.0 million in delayed draw loans, partially offset by the assumed repayment of certain indebtedness under the Existing Credit Agreement from the estimated net proceeds of this offering described in “Use of Proceeds.” This increase in principal balance and the repayment of the debt facilities is included for the year ended December 31, 2020 on a pro forma basis due to the pro forma adjustments assuming the TPG Acquisition and this offering had occurred on January 1, 2020. Further, on November 4, 2020, we amended the Existing Credit Agreement and added an aggregate of $115.0 million in loan commitments.

Other income (expense)

For the Predecessor 2020 Period, other expense was $14 thousand and consisted of related party management fees. For the Successor 2020 Period, other expense was $0.3 million and consisted of fixed asset disposal of $0.1 million and related party management fees of $0.2 million.

Other income (expense) increased $1.5 million for the year ended December 31, 2020, on a pro forma basis, from $0 for the year ended December 31, 2019 (Predecessor). This increase was primarily due the management services agreement that will terminate in connection with this offering and we will be required to pay a one-time fee of approximately $1.2 million to certain of our executive officers and affiliates of our Principal Stockholders.

Income Tax Provision

For the year ended December 31, 2019 (Predecessor), income tax provision was $2.2 million. For the Predecessor 2020 Period and the Successor 2020 Period, the income tax benefit was $2.3 million and $4.0 million, respectively.

Income tax benefit increased $98.1 million to a $95.9 million benefit for the year ended December 31, 2020, on a pro forma basis, from a $2.2 million provision for the year ended December 31, 2019 (Predecessor) primarily due to tax effects of the pro forma adjustments pursuant to Regulation S-X, Article 11 rules to apply the statutory tax rate to the pro forma adjustments.

Quarterly Results of Operations and Other Data

The following table sets forth our unaudited condensed consolidated statement of operations data for each of the last nine quarters in the period ended March 31, 2021. The unaudited condensed consolidated quarterly statements of operations data set forth below have been prepared on a basis consistent with our audited consolidated financial statements included elsewhere in this prospectus and include, in our opinion, all normal recurring adjustments necessary for the fair statement of the results of operations for the periods presented. Our historical quarterly results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

	Successor				Predecessor
	Three Months Ended March 31, 2021	Three Months Ended December 31, 2020	Three Months Ended September 30, 2020	April 13 to June 30, 2020*	April 1 to May 14, 2020	Three Months Ended March 31, 2020	Three Months Ended December 31, 2019	Three Months Ended September 30, 2019	Three Months Ended June 30, 2019	Three Months Ended March 31, 2019
Revenues
Total revenues	$143,132	$118,121	$101,982	$45,453	$38,555	$73,106	$62,593	$58,461	$51,040	$40,424
Operating Expenses
Center costs, excluding depreciation and amortization shown separately below	99,134	79,142	68,847	31,275	27,143	51,634	44,145	41,198	35,830	28,949
General and administrative expenses	32,651	23,665	19,534	8,642	7,192	13,662	11,770	10,988	9,845	8,457
Depreciation and amortization	12,228	11,368	10,910	5,432	1,160	2,175	2,231	1,383	1,321	1,160

Total operating costs and expenses	144,013	114,175	99,291	45,349	35,495	67,471	58,146	53,569	46,996	38,566

(Loss) income from operations	$(881)	$3,946	$2,691	$104	$3,060	$5,635	$4,447	$4,892	$4,044	$1,858

Other income (expense)
Gain (loss) on remeasurement of contingent consideration	(307)	(614)	89	(51)	(32)	354	232	—	(3)	—
Transaction costs	(1,534)	(3,073)	(683)	(181)	(32,294)	(953)	(1,550)	(112)	(377)	(147)
Interest expense	(8,632)	(7,129)	(6,421)	(5,562)	(1,340)	(1,680)	(1,524)	(1,551)	(1,363)	(971)
Other income (expense)	(89)	(197)	(44)	(22)	(14)	—	—	—	—	—

Total other income (expense)	(10,562)	(11,013)	(7,059)	(5,816)	(33,680)	(2,279)	(2,842)	(1,663)	(1,743)	(1,118)

Income (loss) before taxes	(11,443)	(7,067)	(4,368)	(5,712)	(30,620)	3,356	1,605	3,229	2,301	740
Income tax benefit (provision)	2,761	1,578	1,074	1,370	3,022	(703)	(631)	(810)	(579)	(186)

Net (loss) income and comprehensive (loss) income	(8,682)	(5,489)	(3,294)	(4,342)	(27,598)	2,653	974	2,419	1,722	554
Accretion of Series A-1 redeemable convertible preferred units	—	—	—	—	(272,582)	—	(62,975)	—	—	—
Cumulative dividend on Series A redeemable convertible preferred units	—	—	—	—	(217)	(445)	(400)	(400)	(399)	(399)
Accretion of Redeemable Class A units	(36,750)	—	—	—	—	—	—	—	—	—
Net (loss) income available to common members	$(45,432)	$(5,489)	$(3,294)	$(4,342)	$(300,397)	$2,208	$(62,401)	$2,019	$1,323	$155

*

For the period from April 13, 2020 through May 14, 2020, the operations of LifeStance TopCo, L.P. (Successor) were limited to those incident to its formation and the TPG Acquisition, which were not significant. Earnings from April 13 to May 14 were reflected in the Predecessor 2020 Period.

	Successor				Predecessor
(% of revenues)	Three Months Ended March 31, 2021	Three Months Ended December 31, 2020	Three Months Ended September 30, 2020	April 13 to June 30, 2020*	April 1 to May 14, 2020	Three Months Ended March 31, 2020	Three Months Ended December 31, 2019	Three Months Ended September 30, 2019	Three Months Ended June 30, 2019	Three Months Ended March 31, 2019
Revenues
Total revenues	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Operating Expenses
Center costs, excluding depreciation and amortization shown separately below	69	67	68	69	70	71	71	70	70	72
General and administrative expenses	23	20	19	19	19	19	19	19	19	21
Depreciation and amortization	9	10	11	12	3	3	4	2	3	3

Total operating costs and expenses	101	97	98	100	92	93	94	91	92	96

Income (loss) from operations	(1)	3	2	0	8	7	6	9	8	4

Other income (expense)
Gain (loss) on remeasurement of contingent consideration	(0)	(1)	0	(0)	(0)	0	0	—	(0)	—
Transaction costs	(1)	(3)	(1)	(0)	(84)	(1)	(2)	(0)	(1)	(0)
Interest expense	(6)	(6)	(6)	(12)	(3)	(2)	(2)	(3)	(3)	(2)
Other expense	(0)	(0)	(0)	(0)	(0)	—	—	—	—	—

Total other income (expense)	(7)	(10)	(7)	(12)	(87)	(3)	(4)	(3)	(4)	(2)

Income (loss) before taxes	(8)	(7)	(5)	(12)	(79)	4	2	6	4	2
Income tax benefit (provision)	2	1	1	3	8	(1)	(1)	(1)	(1)	(0)

Net income (loss) and comprehensive income (loss)	(6)	(6)	(4)	(9)	(71)	3	1	5	3	2
Accretion of Series A-1 redeemable convertible preferred units	—	—	—	—	(707)	—	(101)	—	—	—
Cumulative dividend on Series A redeemable convertible preferred units	—	—	—	—	(1)	(1)	(1)	(1)	(1)	(1)
Accretion of Redeemable Class A units	(26)	—	—	—	—	—	—	—	—	—

Net income (loss) available to common members	(32%)	(6%)	(4%)	(9%)	(779%)	2%	(101%)	4%	2%	1%

*

For the period from April 13, 2020 through May 14, 2020, the operations of LifeStance TopCo, L.P. (Successor) were limited to those incident to its formation and the TPG Acquisition, which were not significant. Earnings from April 13 to May 14 were reflected in the Predecessor 2020 Period.

Liquidity and Capital Resources

We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital needs, capital expenditures, including to execute on our de novo strategy, contractual obligations, debt service, acquisitions, settlement of contingent considerations obligations, and other commitments with cash flows from operations and other sources of funding. Our principal sources of liquidity to date have included cash from operating activities, cash on hand and amounts available under the credit agreement, dated August 28, 2018, with Capital One, National Association (the “Prior Credit Agreement”) and the Existing Credit Agreement executed simultaneously with the TPG Acquisition on May 14, 2020. We had cash and cash equivalents of $3.5 million and $18.8 million as of December 31, 2019 and 2020, respectively. We had cash and cash equivalents of $39.5 million as of March 31, 2021.

We believe that our existing cash and cash equivalents will be sufficient to fund our operating and capital needs for at least the next 12 months. Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties. Our actual results could vary because of, and our future capital requirements will depend on, many factors, including our growth rate, the timing and extent of spending to acquire new centers and expand into new markets and the expansion of marketing activities. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations and financial condition would be adversely affected.

Our future obligations primarily consist of our debt and lease obligations. We expect our cash generation from operations and future ability to refinance or secure additional financing facilities to be sufficient to repay our outstanding debt obligations and lease payment obligations. As of December 31, 2019, the outstanding principal amount under the Prior Credit Agreement was $82.4 million. As of December 31, 2020 and March 31, 2021, there was an aggregate principal amount of $373.8 million and $399.2 million outstanding under the Existing Credit Agreement, respectively. As of December 31, 2020 and March 31, 2021, our non-cancellable future minimum operating third-party lease payments totaled $99.2 million and $110.4 million, respectively, and our non-cancellable future minimum operating related-party lease payments totaled $4.1 million and $8.5 million, respectively.

Debt

Prior Credit Agreement

On August 28, 2018, we entered into the Prior Credit Agreement, which provided for term loans of $15.0 million and revolving credit commitments of $20.0 million. On March 15, 2019, we executed the First Amendment to the Prior Credit Agreement, which added delayed draw term loan commitments of $40.0 million, and increased the outstanding term loans and revolving credit commitments to $65.0 million and $25.0 million, respectively. On March 13, 2020, we executed the Second Amendment to the Credit Agreement to further secure $50.0 million of delayed draw term loan commitments. On May 14, 2020, in connection with the TPG Acquisition, the Prior Credit Agreement, including the delayed draw term loan commitments, was repaid.

Borrowings under the Prior Credit Agreement were subject to an interest rate of a base rate plus 3% or LIBOR plus 4.00%, or 4.25% if the leverage ratio as determined under the Prior Credit Agreement (“Prior Credit Agreement Total Net Leverage Ratio”) exceeded 3.50:1.00. We were required to make interest only payments through June 30, 2019 and were required to make equal installments of 0.25% of the aggregate principal of the Term Loans (as defined in the Prior Credit Agreement) on the last business day of each March, June, September, and December thereafter. Under the terms of the Prior Credit Agreement, we were subject to a requirement to maintain a Prior Credit Agreement Total Net Leverage Ratio of less than 5.00:1.00 through 2020, stepping down to 4.00:1.00 by the end of 2021. We were in compliance with the financial covenants since the inception of the Prior Credit Agreement through payoff. The borrowings under the Prior Credit Agreement were collateralized by substantially all of our equity interests in subsidiaries and debt securities.

Existing Credit Agreement

On May 14, 2020 and in connection with the TPG Acquisition, LifeStance Health Holdings, Inc., one of our subsidiaries, entered into the Existing Credit Agreement. The Existing Credit Agreement provides for senior secured credit facilities (the “Credit Facilities”) in the form of (i) $37.5 million original and delayed draw principal amount of Closing Date Term B-1 Loans and $222.5 million original and delayed draw principal amount of Closing Date Term B-2 Loans (“Closing Date Term Loans”), and (ii) $20.0 million of Revolving Commitments. On November 4, 2020, we entered into the First Amendment to the Existing Credit Agreement which, among other things, provided for incremental Credit Facilities in the form of $16.6 million original principal amount of First Amendment Term B-1 Loans and $98.4 million original principal amount of First Amendment Term B-2 Loans (“First Amendment Term Loans”). On February 1, 2021, we entered into the Second Amendment to the Credit Agreement (“Second Amendment”). The Second Amendment provides for incremental delayed draw term loans in the aggregate principal amount of $50.0 million. The Second Amendment delayed draw term loans are subject to the same terms and conditions set forth in the Existing Credit Agreement. On April 30, 2021, we entered into the Third Amendment to the Credit Agreement (the “Third Amendment”). The Third Amendment provides for incremental delayed draw term loans in the aggregate principal amount of $70.0 million. The Third Amendment delayed draw term loans are subject to the substantially same terms and conditions as those set forth in the Existing Credit Agreement.

The Closing Date Term Loans and First Amendment Term Loans are scheduled to mature on May 14, 2026, and the Revolving Commitments are scheduled to mature on May 14, 2025. The loans under the Credit Facilities bear interest at a rate per annum equal to adjusted LIBOR plus an applicable margin (i) in the case of Closing Date Term B-1 Loans, ranging from 3.25% to 3.75% per annum (depending on our first lien net leverage), (ii) in the case of Closing Date Term B-2 Loans, ranging from 8.22% to 8.72% per annum (depending on our first lien net leverage), (iii) in the case of loans under the Revolving Commitments, ranging from 4.50% to 4.75% per annum (depending on our first lien net leverage), (iv) in the case of the First Amendment Term B-1 Loans, of 3.00% per annum and (v) in the case of the First Amendment Term B-2 Loans, of 7.09% per annum. In addition, we are required to pay a quarterly undrawn commitment fee of 2.0% per annum on the undrawn delayed draw term loan commitments under the Closing Date Term B-1 Loans and Closing Date Term B-2 Loans (increasing to 3.0% per annum following May 14, 2021), and we are required to pay a quarterly undrawn commitment fee of 1.0% per annum on the undrawn delayed draw term loan commitments under the First Amendment Term B-1 Loans and First Amendment Term B-2 Loans (increasing to 2.0% per annum following the first anniversary of the First Amendment Date).

Our obligations under the Credit Facilities are guaranteed by Lynnwood Intermediate Holdings, Inc. and certain of our direct and indirect subsidiaries. We are subject to certain affirmative and negative covenants until maturity, including limitations on our ability to incur additional debt or make capital expenditures and to pay dividends. The Credit Facilities also contain a maximum Total Net Leverage Ratio (as defined in the Existing Credit Agreement) financial maintenance covenant that requires our consolidated Total Net Leverage Ratio as of the last day of each fiscal quarter to not exceed 8.00:1.00, which maximum level steps down to 7.25:1.00 beginning with the fiscal quarter ending June 30, 2022 and to 7.00:1.00 beginning with the fiscal quarter ending June 30, 2023. Total Net Leverage Ratio means the ratio of (a) Consolidated Total Debt (as defined in the Existing Credit Agreement) outstanding as of the last day of the test period, minus the Unrestricted Cash Amount (as defined in the Existing Credit Agreement) on such last day, to (b) Consolidated EBITDA (as defined in the Existing Credit Agreement) for such Test Period, in each case on a pro forma basis (“Credit Agreement Consolidated EBITDA”). These restrictive covenants utilize Credit Agreement Consolidated EBITDA, which reflects further adjustments beyond those included in Adjusted EBITDA.

Credit Agreement Consolidated EBITDA includes a cap for de novo start up costs of $1.5 million for each such new de novo facility, not to exceed 10% of Credit Agreement Consolidated EBITDA, in the aggregate, and allows for the adjustment of retention, relocation, recruiting or completion bonuses or recruiting costs, severance costs, transition costs, curtailments or modifications to pension and post-employment employee benefit plans costs in connection with the establishment or acquisition of a new practice, as well as certain pro forma acquisition run rate adjustments. As of December 31, 2020 and March 31, 2021, we were in compliance with all financial covenants under the Credit Facilities.

Presented below is a reconciliation of Adjusted EBITDA, as defined above under the heading “—Key Metrics and Non-GAAP Financial Measures,” to Credit Agreement Consolidated EBITDA, as defined in the Existing Credit Agreement. We present Credit Agreement Consolidated EBITDA because it provides useful information about our compliance with our financial maintenance covenants and, therefore, our liquidity. Credit Agreement Consolidated EBITDA has limitations as an analytical tool and should not be considered in isolation or as a substitute for our GAAP financial measures.

	Pro Forma Consolidated	Year ended December 31, 2019
	Year ended December 31, 2020
Adjusted EBITDA	$50,135	$24,400
Adjusted for
Acquisition run rate(1)	11,737	5,065
Business optimization initiatives(2)	11,251	7,867
Capped adjustment impact(3)	—	(3,093)
De novo opening costs(4)	580	679
De novo operating losses(5)	1,297	1,071

Credit Agreement Consolidated EBITDA	$75,000	$35,989

(1)

Represents EBITDA generated by entities acquired during the most recent period of four consecutive quarters (the “Test Period”) prior to their date of acquisition. The adjustment is calculated on a pro forma basis assuming that all such acquisitions and the related impacts on Credit Agreement Consolidated EBITDA had occurred on the first day of the applicable Test Period.

(2)

Primarily includes the pro forma impact of acquisition-related synergies, savings related to revenue and cost optimization activities and operating expense reductions as if realized on the first day of the Test Period and as if realized during the entirety of such period. The adjustment relates to an incremental increase in EBITDA resulting when an acquired company adopts our payor rate schedules within six months from the acquisition date. The adjustment is calculated on a pro forma basis and assumes such payor rate adoption occurred on the first day of the applicable Test Period.

(3)

Reflects the impact of adjustment caps and limitations to certain of the adjustments. Specifically, the adjustments for business optimization initiatives and certain retention and relocation expenses are capped to an amount equal to 25% of consolidated EBITDA (as defined in the Existing Credit Agreement) for such Test Period determined on a pro forma basis (before giving effect to such amounts).

(4)	Includes start-up fees and expenses incurred prior to opening de novo facilities, which are essential to support the development and operations of our de novo facilities.
(5)

Includes operating losses for de novo centers through the earlier of (i) the first six months of operations or (ii) through the end of the calendar month immediately prior to such de novo center’s first profitable month on a Center Margin basis.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Successor	Predecessor	Successor	Predecessor
	Three months ended March 31, 2021	Three months ended March 31, 2020	April 13 to December 31, 2020	January 1 to May 14, 2020	Year ended December 31, 2019
(in thousands)
Net cash provided by (used in) operating activities	$9,909	$2,396	$(21,969)	$13,436	$17,048
Net cash provided by (used in) investing activities	(11,835)	(17,026)	(836,091)	(25,078)	(73,375)
Net cash provided by (used in) financing activities	22,591	31,421	876,889	35,385	48,463

Net increase (decrease) in cash	20,665	16,791	18,829	23,743	(7,864)

Cash and cash equivalents, beginning of period	18,829	3,481	—	3,481	11,345

Cash and cash equivalents, end of period	$39,494	$20,272	$18,829	$27,224	$3,481

Cash Flows (Used in) Provided by Operating Activities

During the year ended December 31, 2019 (Predecessor), operating activities provided $17.0 million of cash, primarily impacted by our $5.7 million net income, net cash provided by changes in our operating assets and liabilities of $3.0 million as well as non-cash charges of $8.3 million. During the Predecessor 2020 Period, operating activities provided $13.4 million of cash, primarily impacted by our $24.9 million net loss and net cash from the TPG Acquisition. During the Successor 2020 Period, operating activities used $22.0 million of cash, primarily impacted by a $13.1 million net loss, net cash used by changes in our operating assets and liabilities of $38.3 million and offset by non-cash charges of $29.4 million. Non-cash charges were primarily related to $27.7 million in depreciation and amortization and $3.1 million related to loss on extinguishment of debt. Changes in operating assets and liabilities were driven by a decrease in accrued expenses of $31.5 million.

During the three months ended March 31, 2020 (Predecessor), operating activities provided $2.4 million of cash, primarily impacted by our $2.7 million net income and $2.7 million in non-cash charges. This was partially offset by changes in our operating assets and liabilities of $(3.0) million. During the three months ended March 31, 2021 (Successor), operating activities provided $9.9 million of cash, primarily due to non-cash charges of $13.5 million and changes in our operating assets and liabilities of $5.1 million, partially offset by our net loss of $8.7 million.

Cash Flows Used in Investing Activities

During the year ended December 31, 2019 (Predecessor), investing activities used $73.4 million of cash, primarily resulting from our business acquisitions totaling $59.1 million. In addition, we had purchases of property and equipment of $14.3 million including leasehold improvements and furniture and fixtures for our new centers. During the Predecessor 2020 Period, investing activities used $25.1 million of cash, primarily resulting from $12.8 million of property and equipment purchases and business acquisitions of $12.3 million. During the Successor 2020 Period, investing activities used $836.1 million of cash, primarily impacted by $646.7 million used in connection with acquisition of the Predecessor, $164.1 million used in business acquisitions and purchases of property and equipment of $25.3 million.

During the three months ended March 31, 2020 (Predecessor), investing activities used $17.0 million of cash, primarily resulting from our business acquisitions totaling $8.4 million and purchases of property and equipment of $8.6 million. During the three months ended March 31, 2021 (Successor), investing activities used $11.8 million of cash, primarily resulting from purchases of property and equipment of $11.1 million and business acquisitions of $0.8 million.

Cash Flows Provided by Financing Activities

During the year ended December 31, 2019 (Predecessor), financing activities provided $48.5 million of cash, resulting primarily from the additional draws of the term loan and revolver with Capital One under the First Amendment to the Credit Agreement for $55.9 million, partially offset by payments of loan obligations of $0.5 million, payments of debt issue costs of $1.9 million and payments of contingent consideration of $5.0 million. During the Predecessor 2020 Period, financing activities provided $35.4 million of cash, primarily resulting from additional borrowings under the Prior Credit Agreement of $74.4 million, partially offset by payments of loan obligations of $18.2 million, payments of debt issue costs of $0.7 million and payments of contingent consideration of $19.1 million. During the Successor 2020 Period, financing activities provided $876.9 million of cash, primarily impacted by contributions from members related to the acquisition of the Predecessor of $633.6 million, proceeds from the Existing Credit Agreement of $392.1 million and contributions from members of $21.0 million. This was partially offset by payments of loan obligations of $156.8 million, payments of debt issue costs of $8.7 million and payments of contingent consideration of $4.3 million.

During the three months ended March 31, 2020 (Predecessor), financing activities provided $31.4 million of cash, resulting primarily from borrowings of $52.8 million on the Prior Credit Agreement, partially offset by payments of loan obligations of $18.2 million, payments of debt issue costs of $0.6 million and payments of contingent consideration of $1.6 million. During the three months ended March 31, 2021 (Successor), financing activities provided $22.6 million of cash, resulting primarily from drawdowns of $26.2 million on the Existing Credit Agreement, partially offset by payments of loan obligations of $0.8 million, payments of costs related to this offering of $0.3 million, payments of debt issue costs of $1.0 million and payments of contingent consideration of $1.5 million.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with GAAP. The consolidated financial statements included elsewhere in this prospectus include the results of (i) LifeStance Health, LLC, its wholly-owned subsidiaries and variable interest entities consolidated by LifeStance Health, LLC in which LifeStance Health, LLC has an interest and is the primary beneficiary for the Predecessor periods and (ii) LifeStance TopCo, L.P., its wholly-owned subsidiaries and variable interest entities consolidated by LifeStance TopCo, L.P. in which LifeStance TopCo, L.P. has an interest and is the primary beneficiary for the Successor periods. Preparation of the consolidated financial statements requires our management to make judgments, estimates and assumptions that impact the reported amount of total revenue and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. We consider an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on our consolidated financial statements. Our significant accounting policies are described in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus. Our critical accounting policies are described below.

Total Revenue

Total revenue is reported at the amount that reflects the consideration to which we expect to be entitled to in exchange for providing patient care. These amounts are due from patients, third-party payors (including health insurers and government programs) and others and include variable consideration for retroactive adjustments due to settlement of audits, reviews and investigations. Generally, we bill patients and third-party payors several days after the services are performed. Revenue is recognized as performance obligations are satisfied. We have elected the practical expedient not to adjust the promised amount of consideration for the effects of a significant financing component as we expect the period between when service is transferred to a customer and when the customer pays for the service will be one year or less.

In patient revenue, the patient is our customer, and a signed patient treatment consent generally represents a written contract between us and the patient. Performance obligations are determined based on the nature of the services we provide. Generally, our performance obligations are satisfied over time and relate to counselling sessions that are discrete in nature and commence and terminate at the discretion of the patient and thus each individual counselling session is a performance obligation. Revenue for performance obligations satisfied over time is recognized when the services are rendered based on the amount to which we expect to be entitled for the services provided to the patient. We believe this method provides a faithful depiction of the transfer of services.

We report revenue net of price concessions related to contractual adjustments provided to third-party payors, discounts provided to uninsured patients in accordance with our policy and/or implicit price concessions provided to patients. The differences between the price at which we expect to receive from patients and the standard billing rates are accounted for as contractual adjustments or discounts, which are deducted from gross revenue to arrive at net revenues. We determine our estimates of contractual adjustments and discounts based on contractual agreements, its discount policies, and its historical experience. Agreements with third-party payors provide for payments at amounts less than the established charges billed to patients. In substantially all of our patient encounters, services are paid for based upon established fee schedules which reflect reductions for contractual adjustments provided to third-party payors.

Settlements with third-party payors for retroactive adjustments due to audits, review or investigations and disputes by either us or the third-party payors within the allowable specific timeframe are considered variable consideration and are included in the determination of estimated transaction price for providing patient services. These settlements are estimated based on the terms of the payment agreement with the payor, correspondence from the payor and our historical settlement activity, including an assessment to ensure that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the retroactive adjustment is subsequently resolved. Estimated settlements are adjusted in future periods as new information becomes available, or as years are settled or are no longer subject to such audits, reviews and investigations. Adjustments arising from a change in the transaction price were not material for the year ended December 31, 2020 and the three months ended March 31, 2021.

Generally, patients who are covered by third-party payors are responsible for related deductibles and coinsurance, which vary in amount. We also provide services to uninsured patients, and offers those uninsured patients a discount, either by policy or law, from standard charges. We estimate the transaction price for patients with deductibles and coinsurance and for those who are uninsured based on historical experience and current market conditions. The initial estimate of the transaction price is determined by reducing the standard charge by any contractual adjustments, discounts, and implicit price concessions. Subsequent changes to the estimate of the transaction price are generally recorded as adjustments to patient service revenue in the period of the change. Adjustments arising from a change in the estimate of the transaction price were not material for the year ended December 31, 2020 and the three months ended March 31, 2021. Subsequent changes that are determined to be the result of an adverse change in the patient’s or third-party payor’s ability to pay are recorded as bad debt expense.

Services are occasionally provided to patients with a reduced ability to pay for their care. Therefore, we have recognized implicit price concessions to patients who may be in need of financial assistance. The implicit price concessions included in estimating the transaction price represent the difference between amounts billed to patients and the amounts we expect to collect based on its collection history with those patients. Patients who meet our criteria for discounted pricing are provided care at amounts less than established rates. Such amounts determined to be financial assistance are not reported as revenue.

We have determined that the nature, amount and timing and uncertainty of revenue and cash flows are affected by the payor mix with third-party payors, which have different reimbursement rates.

Business Combinations

We utilize the acquisition method of accounting for business combinations and allocate the purchase price of an acquisition to the various tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. We primarily establish fair value using the income approach based upon a discounted cash flow model. The income approach requires the use of many assumptions and estimates including future revenues and expenses, as well as discount factors and income tax rates. Other estimates include:

•	The use of carrying value as a proxy for fair values of fixed assets and liabilities assumed from the target; and

•	Fair values of intangible assets and contingent consideration.

While we use our best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the business acquisition date, these estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the purchase price allocation period, which is no more than one year from the business acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Business combinations also require us to estimate the useful life of certain intangible assets that we acquire and this estimate requires significant judgment.

Unit-Based Compensation

ASC 718, Compensation—Stock Compensation (“ASC 718”) requires the measurement of the cost of the employee services received in exchange for an award of equity instruments based on the grant-date fair value or, in certain circumstances, the calculated value of the award. Under our unit-based incentive plan, we may reward employees with various types of awards, including but not limited to profits interests on a service-based or performance-based schedule. These awards also contain market conditions. We have elected to account for forfeitures as they occur. We use a combination of the income and market approaches to estimate the fair value of each award as of the grant date.

For performance-vesting units, we recognize unit-based compensation expense when it is probable that the performance condition will be achieved. We will analyze if a performance condition is probable for each reporting period through the settlement date for awards subject to performance vesting. For service-vesting units, we recognize unit-based compensation expense over the requisite service period for each separately vesting portion of the profits interest as if the award was, in substance, multiple awards.

Goodwill and Other Intangible Assets

Intangible assets consist primarily of non-competition agreements and trade names acquired through business acquisitions and the purchase accounting applied for the TPG Acquisition. Goodwill represents the excess of the purchase price paid over the fair value of net assets acquired and liabilities assumed through business acquisitions. Goodwill is not amortized but is tested for impairment at least annually.

We test goodwill for impairment annually on December 31 or more frequently if triggering events occur or other impairment indicators arise which might impair recoverability. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, disposition of a significant portion of the business or other factors.

ASC 350, Intangibles—Goodwill and Other (“ASC 350”) allows entities to first use a qualitative approach to test goodwill for impairment. ASC 350 permits an entity to first perform a qualitative assessment to determine whether it is more-likely-than-not (a likelihood of greater than 50%) that the fair value of a reporting unit is less than its carrying value. When the reporting units where we perform the quantitative goodwill impairment are tested, we compare the fair value of the reporting unit, which we primarily determine using an income approach based on the present value of discounted cash flows, to the respective carrying value, which includes goodwill. If the fair value of the reporting unit exceeds its carrying value, the goodwill is not considered impaired. If the carrying value is higher than the fair value, the difference would be recognized as an impairment loss. There were no goodwill impairments recorded during the 2020 Successor Period, the 2020 Predecessor Period or December 31, 2019 (Predecessor).

The determination of fair values and useful lives require us to make significant estimates and assumptions. These estimates include, but are not limited to, future expected cash flows from acquired arrangements from a market participant perspective, discount rates, industry data and management’s prior experience. Unanticipated events or circumstances may occur that could affect the accuracy or validity of such assumptions, estimates or actual results.

Recently Adopted and Issued Accounting Pronouncements

Recently issued and adopted accounting pronouncements are described in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

Emerging Growth Company Status

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we are (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure due to potential changes in inflation or interest rates. We do not hold financial instruments for trading purposes.

Interest Rate Risk

Our primary market risk exposure is changing prime rate-based interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control.

The loans under the Existing Credit Agreement bear interest at a rate per annum equal to (but not less than 0%) LIBOR plus a range of 4.00% to 4.25% (depending on our first lien net leverage). The loans under the Credit Facilities bear interest at a rate per annum equal to (a) adjusted LIBOR (which adjusted LIBOR, (x) solely with respect to the Closing Date Term B-1 Loan, Closing Date Term B-2 Loans, and loans under the Revolving Commitments, is subject to a minimum of 1.25% per annum and (y) solely with respect to the First Amendment Term B-1 Loan and First Amendment Term B-2 Loans, is subject to a minimum of 0.75% per annum), plus an applicable margin (i) in the case of Closing Date Term B-1 Loans, ranging from 3.25% to 3.75% per annum (depending on our first lien net leverage), (ii) in the case of Closing Date Term B-2 Loans, ranging from 8.22% to 8.72% per annum (depending on our first lien net leverage), (iii) in the case of loans under the Revolving

Commitments, ranging from 4.50% to 4.75% per annum (depending on our first lien net leverage), (iv) in the case of the First Amendment Term B-1 Loans, of 3.00% per annum and (v) in the case of the First Amendment Term B-2 Loans, of 7.09% per annum or (b) an alternate base rate (which will be the highest of (w) the prime rate, (x) 0.5% above the federal funds effective date and (y) one-month adjusted LIBOR (subject to the floors set forth above) plus 1.00% per annum), plus an applicable margin (i) in the case of Closing Date Term B-1 Loans, ranging from 2.25% to 2.75% per annum (depending on our first lien net leverage), (ii) in the case of Closing Date Term B-2 Loans, ranging from 7.22% to 7.72% per annum (depending on our first lien net leverage), (iii) in the case of loans under the Revolving Commitments, ranging from 3.50% to 3.75% per annum (depending on our first lien net leverage), (iv) in the case of the First Amendment Term B-1 Loans, of 2.00% per annum and (v) in the case of the First Amendment Term B-2 Loans, of 6.09% per annum.

As of December 31, 2019 and 2020, we had an aggregate principal amount of $82.4 million and $373.8 million outstanding under our credit facilities, respectively. As of March 31, 2021, we had an aggregate principal amount of $399.2 million under our credit facilities. Based on the amount outstanding under the Existing Credit Agreement as of December 31, 2020, a 100 basis point increase or decrease in market interest rates over a twelve-month period would result in a change to interest expense of $3.7 million. As of March 31, 2021, a 100 basis point increase or decrease in market interest rates over a twelve-month period would result in a change to interest expense of $4.0 million.

Inflation Risk

Based on our analysis of the periods presented, we believe that inflation has not had a material effect on our operating results. There can be no assurance that future inflation will not have an adverse impact on our operating results and financial condition.

Business

Overview

Our vision is a truly healthy society where mental and physical healthcare are unified to make lives better. Our mission is to help people lead healthier, more fulfilling lives by improving access to trusted, affordable and personalized mental health care. To fulfill this mission, we have built one of the nation’s largest outpatient mental health platforms based on number of clinicians and geographic scale.

We are dedicated to improving the lives of our patients by reimagining mental health through a disruptive, tech-enabled in-person and virtual care delivery model built to expand access and affordability, improve outcomes and lower overall health care costs. We combine a personalized, digitally-powered patient experience with differentiated clinical capabilities and in-network insurance relationships to fundamentally transform patient access to mental health treatment. By revolutionizing the way mental health care is delivered, we believe we have an opportunity to improve the lives and health of millions of individuals.

We employed over 3,300 licensed mental health clinicians through our subsidiaries and affiliated practices across 73 MSAs in 27 states as of March 31, 2021. Our clinicians offer patients a comprehensive suite of mental health services, spanning psychiatric evaluations and treatment, psychological and neuropsychological testing, and individual, family and group therapy. We treat a broad range of mental health conditions, including anxiety, depression, bipolar disorder, eating disorders, psychotic disorders and post-traumatic stress disorder. Patients can receive care virtually through our online delivery platform or in-person at one of our conveniently located centers. Through our more than 200 payor relationships, including national agreements with multiple payors, patients can utilize their in-network benefits when they receive care from one of our clinicians, enhancing access and affordability.

Mental illness is a large and growing crisis that creates a significant burden on the healthcare ecosystem. In 2019, over 51 million people in the United States, including nearly one in five adults, lived with a mental illness. This prevalence makes mental health a greater disease burden than cancer or heart disease. This disease burden has a broader impact across all of healthcare—individuals with mental health conditions, including depression, have been shown to increase overall health care costs by 50% to 100%.

However, there are significant barriers to addressing this crisis:

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Lack of Access: According to the Kaiser Family Foundation, only 27% of total mental health needs are met at a national level in the United States. As a result, less than half of adults with a mental illness received treatment in 2019.

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Lack of Affordability: Nearly 50% of outpatient mental health clinicians do not accept any form of commercial insurance, forcing patients to pay cash out-of-pocket for treatment and, therefore, reducing the likelihood that patients will receive treatment. In a 2018 survey, nearly one in four people reported needing to choose between getting mental health treatment and paying for daily necessities.

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Lack of Scale and Organization: Outpatient mental health is highly fragmented. We estimate that over 95% of mental health clinicians practice as independent providers. As a result, we believe patients, payors and referring primary care providers lack a mental health partner capable of delivering comprehensive care at scale.

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Lack of Resources: We believe independent mental health clinicians have historically lacked resources to invest in critical operations, technology and digital infrastructure. Without such resources, clinicians are unable to invest in ways to improve access, engagement and quality for patients. As a result, we believe clinicians are often overburdened with non-clinical demands, impeding their ability to serve patients and lowering clinician satisfaction. Studies estimate that anywhere between one-fifth and two-thirds of mental health clinicians experience signs of burnout.

We founded LifeStance to solve these challenges. More broadly, we recognized that addressing this unmet need would require a transformation of how mental health care is built and delivered. We developed powerful incentives for each of our stakeholders—patients, clinicians, payors and primary care and specialist physicians—to align with our mission, adopt our platform and drive our growth.

We Provide Patients Access to Convenient, Affordable, High-Quality Care

We are the front-door to comprehensive outpatient mental health care. We believe our ability to deliver a superior patient experience is evidenced by our NPS of 80 based on survey data we gathered from patients. Our clinicians offer patients comprehensive services to treat mental health conditions across the clinical spectrum. Our in-network payor relationships improve patient access by allowing patients to access care without significant out-of-pocket cost or delays in receiving treatment. Our personalized, data-driven comprehensive care meets patients where they are through convenient virtual and in-person settings. We support our patients throughout their care continuum with purpose-built technological capabilities, including online assessments, digital provider communication, and seamless internal referral and follow-up capabilities. Our clinical approach also delivers validated outcomes—we see that after two visits to treat such conditions, 81% of our patients report a decrease in their suicidal ideation, 53% of patients report improvement with their symptoms of depression and 54% of patients report an improvement in their symptoms of anxiety.

We Empower Clinicians to Improve the Lives of Their Patients

We empower clinicians to focus on patient care and relationships by providing what we believe is a superior workplace environment, as well as clinical and technology capabilities to deliver high-quality care. We offer a unique employment model for clinicians in a collaborative clinical environment—with clinicians employed by our subsidiaries and affiliated practices—and we improve patient access through in-network payor contracts and primary care and specialist physician referrals. Our integrated platform and national infrastructure reduce administrative burdens for clinicians while increasing engagement and satisfaction. Our digital platform enables collaboration across the clinician team. Our clinicians are dedicated to our mission—in surveys we conducted in January 2021, 85% of our clinicians surveyed said they feel inspired to do their best and 97% believe they are positively assisting their patients to live a healthier life through their work at LifeStance.

We Improve Outcomes and Reduce Costs for Payors and Their Members

We partner with payors to deliver access to high-quality outpatient mental health care to their members at scale. Long-term analyses demonstrate that $1 spent on collaborative mental health care saves $6.50 in total medical costs, representing a compelling opportunity for us to drive improved health outcomes and significant cost savings. Through our validated patient outcomes and extensive scale, we offer payors a pathway to achieving these savings in the broader healthcare system. By offering access to our services, payors also have an opportunity to reduce their employer customers’ significant mental health costs arising from higher employee absenteeism and lower productivity.

We Enable Primary Care and Specialist Physicians to Deliver Superior Care

We collaborate with primary care and specialist physicians to enhance patient care. Primary care is an important setting for the treatment of mental health conditions—primary care physicians are often the sole contact for over 50% of patients with a mental illness. We partner with over 2,100 primary care physicians and specialist physician groups across the country to provide a mental healthcare network for referrals and, in certain instances, through co-location to improve the diagnosis and treatment of their patients. Our measurable patient outcomes also provide primary care and specialist physicians with a valuable, validated treatment path to improve the overall health of our mutual patients.

We Have an Opportunity to Transform Healthcare as a Whole

To truly transform healthcare, the integration of mental and physical care is increasingly recognized as a critical priority. It is estimated that over one-third of all patients with chronic physical diseases have a co-occurring mental health disorder. Our scale, breadth of capabilities and value proposition to our key stakeholders position us to enable this transformation, which we are already undertaking. As of December 31, 2020, we co-located our clinicians in nearly 50 primary care offices, across nine MSAs in seven states, to facilitate seamless mental health care treatment and enable collaborative care consultation with other care providers. We have several Medicare Advantage and employer pilots underway as we lead efforts that seek to demonstrate the ability of fully-integrated mental health models to improve holistic health outcomes. We envision a future where the coordination and delivery of mental and physical care is accomplished collaboratively between primary care and mental health providers to improve overall patient health, and we are actively working to lead the mental health industry in this direction.

We Have Experienced Significant Growth

We have a demonstrated track record of growth.

•	Our total patient visits increased from 931,934 in 2018 to 1,353,285 in 2019, and to 2,290,728 in 2020.

•	Our number of total centers increased from 125 as of December 31, 2018 to 170 as of December 31, 2019, and to 370 as of December 31, 2020.

•	Our number of employed clinicians increased from 794 as of December 31, 2018 to 1,404 as of December 31, 2019, and to 3,097 as of December 31, 2020.

We generate revenue on a per-visit basis when a patient receives care from one of our clinicians. Depending on the state, our clinicians are either employed directly through our subsidiaries or through our affiliated practices, for which we manage day-to-day operations pursuant to long-term management services contracts. See “Basis of Presentation” and “Business—Organization.” Our revenue is generally derived from in-network insurance coverage, pursuant to which our subsidiaries or affiliated practices are reimbursed for patient services. For the twelve months ended December 31, 2020, 89% of our revenue was derived from commercial in-network payors, 5% of our revenue was derived from government payors, 4% of our revenue was derived from patients on a self-pay basis and 2% of our revenue was derived from non-patient services. Our contracts with payors are typically structured as fee-for-service arrangements, with negotiated reimbursement rates for our clinical services. With respect to our affiliated practices, our revenue is derived from management fees negotiated under our management services contracts. We believe we are well-positioned to grow our revenue by catering to each of our stakeholders and remaining focused on our patient-centered mission.

Total revenue increased from $100.3 million in 2018 to $212.5 million in 2019, was $111.7 million in the Predecessor 2020 Period, was $265.6 million in the Successor 2020 Period, and increased to $377.2 million in 2020 on a pro forma basis. Total revenue increased from $73.1 million for the three months ended March 31, 2020 to $143.1 million for the three months ended March 31, 2021. Our net income (loss) was $(1.1) million in 2018, $5.7 million in 2019, $(24.9) million in the Predecessor 2020 Period, $(13.1) million in the Successor 2020 Period, and $(270.9) million in 2020 on a pro forma basis. For the three months ended March 31, 2020 and March 31, 2021, our net income (loss) was $2.7 million and $(8.7) million, respectively. Adjusted EBITDA increased from $6.5 million in 2018 to $24.4 million in 2019, was $12.7 million in the Predecessor 2020 Period, was $37.5 million in the Successor 2020 Period, and was $50.1 million in 2020 on a pro forma basis. Adjusted EBITDA increased from $8.2 million for the three months ended March 31, 2020 to $12.6 million for the three months ended March 31, 2021. As of March 31, 2021, our total indebtedness was $399.2 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics and Non-GAAP Financial Measures” for more information about how we define and calculate Adjusted EBITDA and for a reconciliation of net income (loss), the most comparable GAAP measure, to Adjusted EBITDA. See “Basis of Presentation” and “Unaudited Pro Forma Financial Information” for additional information regarding the presentation of our 2020 pro forma financial information.

We see exciting growth opportunities for our business. We have a significant opportunity to scale within our existing footprint. We estimate there are approximately 650,000 mental health clinicians in the United States, which provides us with a meaningful runway to grow from our base of more than 3,300 employed clinicians, as of March 31, 2021. We have identified an additional 28 MSAs for near-term expansion, which could grow our reach to approximately 57% of the U.S. population. As we scale, we believe our digital investments and virtual care capabilities would allow us to leverage our platform to rapidly extend our reach, unlocking potential latent demand for mental health care across our markets. We have developed a proven market growth playbook that allows us to rapidly scale our platform. Since our inception in March 2017 through December 31, 2020, we have successfully opened 120 de novo centers, hired 1,746 clinicians through our subsidiaries and affiliated practices, and completed 53 acquisitions of existing practices.

Mental Health Needs to be Reimagined

Mental healthcare in the United States today is broken. A number of factors are contributing to this large and growing crisis.

Mental Health is a Large Disease Burden

Mental health disorders are among the most prevalent of all diseases in the United States. One in five U.S. adults and one in six youths will experience mental illness each year and over 45% of adults will experience mental health issues during their lifetime. This incidence has been worsening in recent decades. Between 2008 and 2017, the number of adults who experienced serious psychological distress in the month prior to being surveyed increased among most age groups, with the largest increases seen among younger adults aged 18 to 25. Today, the World Health Organization estimates that 13.6% of the total number of disability-adjusted-life-years lost are due to illness, disability or premature death within the U.S. population are a result of mental and mental disorders.

Lack of Access and Affordability

Despite this large burden, access to mental health treatment is plagued by significant challenges. Even if patients are able to access a mental health professional, studies show they often face significant wait times of up to one to two months. During this time, their underlying physical and mental health issues may worsen, potentially requiring treatment in costlier care settings like hospitals, emergency rooms and inpatient mental facilities. Affordability issues amplify these challenges. For example, due to poor reimbursement dynamics, only 55% of psychiatrists accept private insurance compared to 89% for other physician specialties. As a result, individuals are forced to pay cash out-of-pocket for treatment, leading to one in five people forgoing needed mental health treatment altogether for reasons including affordability.

Highly Fragmented Industry Lacking Resources

These access and affordability issues are compounded by a highly fragmented industry. We estimate that over 95% of mental health clinicians practice as independent providers compared to 31% for primary care physicians and even fewer in other specialties. We believe that independent clinicians are burdened with significant non-clinical business demands, including marketing, payor contracting, billing and collecting, and other administrative tasks, impeding their ability to focus on their patients’ care. A corresponding lack of resources to invest in infrastructure and technology exacerbates these burdens, even as growing regulatory and compliance requirements increase the need for them. This lack of technology further constrains access issues—for example, through limited or no virtual capabilities—while impeding the ability to effectively track patient data and outcomes as needed to ensure care is being delivered effectively.

Lack of Care Coordination Results in Poor Outcomes and High Costs

Fragmentation among providers and lack of resources impedes the integration of mental health care with the broader healthcare system. Many primary care physicians and specialists are not well-equipped to identify and treat patients with mental health conditions, resulting in many patients receiving treatments only once their condition has been exacerbated or not receiving treatment at all. This limited access to treatment has a significant social and economic impact. We believe early detection and intervention during childhood and adolescence for mental health issues are essential to effective violence and suicide prevention. There have been an average of 63 million emergency room visits annually related to mental illness over the past three years, resulting in higher overall costs to patients and payors. In addition, according to the Center for Prevention and Health Services, nearly 217 million work days are lost annually to absenteeism and reduced productivity due to mental health issues, resulting in an estimated increased annual cost to employers of nearly $17 billion.

We Have a Significant Opportunity

We estimate that the outpatient mental healthcare market in the United States was approximately $116 billion as of 2020. We expect that the market will nearly double from 2020 to 2025 at a compound annual growth rate of 14%, to approximately $215 billion. We believe this growth will be driven by significant, long-term tailwinds, including:

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Increased incidence of mental health related disease: Americans’ assessment of their mental health is worse than at any point in the last two decades. Increased use of technology and social media leads to increased feelings of isolation and social comparison, which is driving increased frequency of anxiety and depression. Isolation driven by COVID-19 has exacerbated these issues. According to the Center for Disease Control, nearly 75% of young adults now suffer from at least one mental health or drug-related problem, and an astounding one in four have struggled with suicidal thoughts since the pandemic began.

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Increased awareness and acceptance driving treatment demand: Increased awareness of mental health and acceptance of treatment is removing the long-standing stigma of mental illness. As a result, more patients are seeking mental health treatment. A study by Czeisler et al. in August 2020 estimated that the rate of treatment among college students nearly doubled from 19% in 2007 to 34% in 2017.

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Increased support from federal and state level regulations: In 2008, Congress passed the Mental Health Parity and Addiction Equity Act (“MHPAEA”), requiring that insurers equalize coverage for mental health and medical health benefits in terms of co-pays, deductibles, lifetime caps and access to providers. In 2010, the Affordable Care Act built on MHPAEA and made mental health an “Essential Health Benefit,” mandating it as a component of private insurance coverage. These and other recent legislative changes are leading to a significant increase in coverage, increasing reimbursement and lowering out-of-pocket costs for patients, which could lead to sustainable growth in demand for mental health services. In addition, we typically have parity in reimbursement between in-person and virtual visits either by contract or by payor policy.

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Increasing access and pursuit of integration with physical care: Untreated mental illness results in significantly higher overall health care costs. As a result, we believe patients, payors, employers and providers are increasingly seeking to integrate mental and physical care pathways to develop more comprehensive care models.

Over time, we anticipate our market opportunity will grow substantially as we continue to expand into additional geographies and populations where mental health care remains a large, unmet need. We see significant opportunities to expand our offering in Medicare (including Medicare Advantage) and Medicaid. Rates of depression have been estimated to be 20% in Medicaid populations and 23% in the population eligible for both Medicare and Medicaid. For those with major depression and a chronic medical condition, health care costs for Medicaid beneficiaries are twice as high as those without depression, emphasizing the critical importance of our offering to these patient populations.

We Deliver Value for All Key Stakeholders in the Healthcare Ecosystem

Our model is built to empower each of the healthcare ecosystem’s key stakeholders and align around our shared goal of delivering a healthier life for patients by creating access to high-quality mental health care.

Our Patients Gain Access to High-Quality Care When and Where They Need It

Our clinicians treated more than 357,000 patients through 2.3 million visits in 2020. We aim to deliver value to our patients in multiple ways:

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Superior patient experience: We have a relentless focus on delivering a superior experience to our patients. We enable our patients to conveniently see their clinician through their preferred choice of virtual or in-person visits. We optimize patient engagement through our convenient digital tools, including online scheduling, adherence reminders, online prescription refills and online payments. We believe our centers are built to a superior standard that provides our patients with a best-in class visit experience. Enabling our patients and elevating their experience makes them more likely to seek help, resulting in higher engagement and an increased likelihood they will continue treatment. We believe our superior patient experience drives increased patient engagement—in 2020, 78% of our patients have had two or more visits with our clinicians. We believe our ability to deliver a superior patient experience is evidenced by our NPS of 80 based on survey data we gathered from patients.

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Front door to comprehensive mental health care: We offer comprehensive access to a suite of services to meet our patients’ needs through their mental health care journey. Our patients have access to our comprehensive team of licensed mental health clinicians, including psychiatrists, APNs, psychologists and therapists. We use a data-driven digital onboarding process to match patients with clinicians based on their needs and collaborate to develop medically driven care plans. We believe our breadth of clinical capabilities enables superior coordination among disciplines to deliver our patients the best possible care.

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Increased access and affordability through in-network coverage: We have over 200 payor relationships nationally, which improves access and affordability for our patients. Our in-network patients can seek initial mental health screening, clinical treatment and subsequent therapy or follow-up as needed in a timely manner appropriate for their needs.

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Outcomes-driven, patient-centric care: Through our technology and our outcomes data, we enable patients and their clinicians to track improvements in their well-being, increasing their engagement with care.

Our Clinicians Are Empowered to Focus on Improving the Lives of Their Patients

As of March 31, 2021, we employed over 3,300 psychiatrists, APNs, psychologists and therapists through our subsidiaries and affiliated practices to deliver care through our platform. Our clinicians are highly engaged—over 85% say they feel inspired to do their best through their work at LifeStance. We deliver value to our clinicians in several ways:

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Empowered to put patients first: Our platform enables our clinicians to focus on delivering the best possible care to their patients. We augment their ability to serve their patients through technology tools and data, while freeing them from the many non-clinical burdens they face in independent practice.

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Collaborative clinical environment: We promote a clinical culture of collaboration and ongoing learning for our team of mental health professionals. Our clinicians share evidence-based practices and meet regularly for continuing education and other collaborative opportunities for learning. They are also strongly supported to work together across disciplines to provide the most comprehensive and clinically effective care possible—often the most effective, evidence-based treatment modality is a combination of psychotherapy and psychiatric medication.

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Unique employed model: Our clinicians are employed as W-2 employees by our subsidiaries and affiliated practices rather than as independent contractors, the latter of which we believe is more common in the mental healthcare industry in the United States. Additionally, we offer a flexible visit-based economic model, which allows our clinicians to build their patient panels while flexibly managing caseloads in line with clinicians’ personal preferences.

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Improved patient access: Referrals from our payor and primary care and specialist physician partners connect clinicians with new patients. Our patient-clinician matching technology efficiently matches patients with appropriate clinicians to improve engagement.

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Flexible care delivery to meet their patients’ needs: Our conveniently located centers and virtual care delivery platform provide our clinicians with greater flexibility and convenience to serve their patients in whatever environment is most suitable. This flexibility improves clinician engagement, efficiency and their overall working environment.

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Increased efficiency: We have built a centralized operating platform that enables significant efficiencies for our clinicians, alleviating administrative burden, expanding availability for patient care and improving overall clinician satisfaction. Our unified electronic health record and outcomes tracking platform, combined with our management of day-to-day operational aspects such as marketing, payor contracting, billing and collecting, intake, and scheduling, alleviates administrative burden and improves overall career engagement.

Our Payor Partners Expand Access, Improve Outcomes and Lower Costs

We have over 200 in-network payor relationships offering access to our clinician team. We deliver value to our payor partners in several ways:

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Access to a national clinician employee base: We deliver a scaled and comprehensive mental health care offering with an appropriate mix of psychiatric and therapeutic expertise to offer to their members and employer clients.

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Lower total medical costs: Long-term analyses demonstrate that incremental spend on mental health care for patients results in significantly higher savings in total health care costs. As a result, improving access and coverage of mental health care represents a large cost containment opportunity with a compelling return on investment.

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Measurable outcomes: We track major measures of clinical outcomes, quality and utilization. These measures allow us to track the improvement of patients, measure their progress and provide our payor and employer partners with the data to quantify the impact of our care. We believe we are uniquely positioned to offer payors this comprehensive data and outcomes capability within our industry.

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Stronger member and client value proposition: We believe our clinicians provide best-in-class mental health treatment services and experience, which enables payors to provide to their members a superior product. Because mental health conditions can lead to employee absenteeism and lower productivity, we believe our payor partners are also well-positioned to deliver value to their employer clients. We also believe patient satisfaction is high, which in turn improves satisfaction for the payors providing access to our services and, we believe, promotes long-term member loyalty in a highly competitive marketplace.

Our Primary Care and Specialist Physician Partners Can More Effectively Improve the Lives of their Patients

We partner with over 2,100 primary care physicians and specialist physician groups, to deliver improved health outcomes for our shared patients:

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More efficient referral base: We offer our primary care and specialist partners an extensive mental health clinician base for their patients, enabling their patients to receive the best total care across their mental and physical health needs. As we scale nationally, large provider groups can partner with us to streamline their mental health referrals. By having access to our extensive clinical team, primary care and specialist physicians can more easily and consistently connect patients to our clinicians throughout the course of their care.

•

Improved outcomes: Through the integration of mental and physical health care, we believe physicians can achieve better outcomes and lower total health care costs to their patients with co-morbidities. Our proven outcomes also provide our primary care and specialist physician partners with data to assess treatment of our mutual patients.

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Enable more integrated care and lower costs: We believe mental and physical health care integration will help lower costs to our primary care physician partners under reimbursement models where reimbursement rates are tied to quality and value-based outcomes. Our collaborative care model, through our partnerships with primary care physicians, other specialists and payor partners, aims to improve early diagnosis of mental health conditions to drive identification and better treatment, which may lead to improved quality outcomes and lower costs.

How We Strengthen the Healthcare Ecosystem

We are a market leader with significant scale in terms of both multi-disciplinary clinician base and geographic reach. We believe our value proposition drives a powerful network effect that further reinforces our competitive strengths.

Extensive Scale, Breadth and Access

We are reimagining access to mental health care in the United States. We are one of the nation’s largest providers of outpatient mental health care in the country based on the number of clinicians we employ through our subsidiaries and our affiliated practices and our geographic scale, employing over 3,300 dedicated clinicians across 73 MSAs in 27 states, as of March 31, 2021. In 2020, our clinicians treated more than 357,000 patients through 2.3 million visits. We serve all patient demographics through a comprehensive suite of mental health services to treat the most common mental health conditions. Our care delivery model enables patient access via virtual or in-person visits, at their convenience. During the twelve months ended December 31, 2020, 93% of our patients were commercially insured as of their latest visit, which allowed them to access care through their insurance coverage, increasing access and affordability. We believe the scale, breadth and depth of our offering is unmatched in our industry.

Differentiated Platform Delivering Seamless Patient Experience

We believe we deliver a superior patient experience through a pioneering, modern care model. We believe that, while advanced digital capabilities are an essential part of the future of mental health care delivery, it is difficult to replicate and replace the in-person, human aspect of care. As a result, we have built a holistic, people-driven, digitally enabled care experience. Our patients access and receive care through an integrated virtual and in-person offering. Patients are more engaged, making them more likely to seek care more frequently and less likely to cancel or miss appointments. We believe our hybrid delivery model is also critical to achieving improved outcomes in mental health, where many patients and conditions require regular in-person treatment. This hybrid approach allows patients and clinicians to focus on their personal needs and preferences, to develop a personalized treatment plan that can enhance patient engagement and incorporate their treatment into their lives. Our digital tools not only improve patient access but also better match patients and our clinicians, streamline internal referrals and inform our clinicians’ decision-making through evidenced-based resources. We believe the model we built is critical to delivering best-in-class mental health care outcomes and differentiates our platform.

Comprehensive Clinical Capabilities with Improved Outcomes

Our comprehensive suite of mental health care services is built to meet the breadth of our patients’ needs and deliver improved outcomes. Our patients have access to our team of licensed mental health clinicians, including psychiatrists, APNs, psychologists and therapists. We treat a broad range of mental health conditions, including anxiety, depression, bipolar disorder, eating disorders, psychotic disorders and post-traumatic stress disorder. We built a differentiated capability to treat patients with the highest-acuity conditions—one quarter of our clinicians are trained to provide psychiatric medications. We believe the breadth of our mental health expertise enables superior collaboration and seamless internal referrals among our clinical disciplines to deliver our patients the best possible care and serve their current and future needs. The success of our clinical model is evidenced by our leading outcomes. Based on our validated assessment tools used to monitor mood, anxiety and suicidal ideation for severity and response to treatment, in a survey we conducted of over 20,000 patients between May 2020 and December 2020, we observed that after two visits to treat such conditions, 81% of our patients reported a decrease in their suicidal ideation, as measured by a change in both PHQ9 score, a clinical assessment of depression, and GAD7 score, a clinical assessment of anxiety, 53% of patients reported improvement with their symptoms of depression as measured by a change in PHQ9 score and 54% of patients reported an improvement in their symptoms of anxiety as measured by a change in GAD7 score.

Employer of Choice for Licensed Mental Health Clinicians

We strive to provide a best-in-class working environment for our over 3,300 employed psychiatrists, APNs, psychologists and therapists. We believe our dedicated employment model offers a superior value proposition compared to independent practice. Our network relationships provide clinicians with ready access to patients and we enable them to manage their own patient volumes. Our platform promotes a clinically-driven professional culture and streamlines patient access and care delivery, while optimizing practice administration processes through technology. We believe we are an employer of choice in mental health, allowing us to employ highly qualified clinicians. Our success is demonstrated by our track record—in addition to the clinicians we have gained through our acquisitions, since our inception in March 2017 through December 31, 2020, we have hired 1,746 clinicians through our subsidiaries and affiliated practices, with a clinician retention rate of over 87% compared to the industry average of 77%.

Valuable Partner to All of Healthcare’s Key Stakeholders

We believe our model creates powerful incentives for the healthcare ecosystem’s key stakeholders to partner with us. Our extensive scale and breadth provides us with a first-mover advantage as payors, employers and primary care and specialist physicians partner with us to enable unique access for patients, further driving our growth. Our technology investments could enable better clinical data collection to inform evidenced-based decision-making to improve the integration of mental and physical health care. As we grow, we continuously invest in our platform to further improve access, enhance our operations and technology, and refine our clinical model to continue to deliver leading outcomes. In turn, this makes us more valuable to our key stakeholders, further reinforcing our industry leadership.

Highly Scalable Platform with Proven Growth Playbook

We believe we have developed a highly replicable playbook that allows us to enter new markets and pursue growth through multiple vectors. To enter new markets, we seek to acquire high-quality practices with a track record of clinical excellence and in-network payor relationships. Once we enter a market, our powerful organic growth engine drives our growth through de novo openings, center expansions, clinician recruiting and tuck-in acquisitions. Our de novo model generates an attractive and predictable return on investment. All but one of our de novo centers that have been open for 18 months or longer have achieved profitability within that time period. To drive growth across our centers, we have developed an in-house clinician recruiting model that is built on our compelling clinician value proposition. As our centers scale, we can expand our clinician productivity through our virtual visit capability, as well as open additional physical location capacity as needed to meet patient demand. Our proprietary pipeline of clinician groups around the country also provides us with the opportunity to selectively add new centers via tuck-in acquisitions. We believe our guiding principle of creating a national platform built with a patient and clinician focus makes us the partner of choice for smaller, independent practices. From our inception through December 31, 2020, we successfully opened 120 de novo centers and completed 53 acquisitions of existing practices.

Highly Experienced Executive Team

Our executive team has a proven track record, having successfully founded and led several patient-centric healthcare businesses. Our leadership team has an average of 21 years of experience across operational, technology and clinical roles in healthcare and technology businesses. We believe our executive team’s extensive experience will continue to drive our success.

Our Strategies for Growth

We believe we are well positioned to sustain our strong track record of growth and accomplish our mission to reimagine mental health care in the United States. To achieve this, we are anchored on our vision to deliver the highest-quality care for our patients and our value proposition to our key stakeholders. Our significant growth opportunities include:

Expand Presence in Our Existing Markets

We believe we have built a powerful market growth engine that allows us to rapidly grow our presence within our markets and unlock potential latent demand through our differentiated scale, access and affordability. We have a significant opportunity to scale within our existing footprint. We estimate there are approximately 650,000 mental health clinicians in the United States, which provides us with a meaningful runway to grow from our current base of more than 3,300 employed clinicians, as of March 31, 2021. Our investments in technology are a critical component of our growth, improving our patient and clinician experience and enabling us to leverage our platform scale to expand our reach. Our virtual and in-person care model allows us to optimize our utilization within our existing center and clinician footprint while flexibly scaling our platform capacity across our markets to meet demand. Our existing payor and primary care physician relationships further support this rapid growth by improving our patient access as we grow in our markets. Our unified technology and operational platform is also highly scalable, helping us sustain our rapid growth.

Enter into New Markets

We believe our model is highly replicable nationally and we have identified an additional 28 MSAs for potential near-term expansion that could expand our overall population coverage by 29 million individuals. We identify new markets based on the core characteristics of attractive patient population demographics, substantial clinician recruiting opportunities, untreated patient communities and a diverse group of payors. We are able to enter new markets via center acquisition, de novo openings and virtual visits based on the underlying characteristics of the market. Our multiple national payor contracts ensure we have immediate in-network coverage in our new markets, transforming patient access and unlocking potential latent demand. The highly fragmented nature of our industry provides us with significant opportunity to build and expand our presence across the United States.

Consistent with the corporate practice of medicine doctrine, in certain states, we acquire and operate some of our centers as affiliated practices. See “— Organization” for a description of our arrangements with our affiliated practices.

Expand Our Patient Populations and Services

We see significant scope to further extend our offering to serve other large insured patient populations, including Medicare, Medicaid and self-insured employers, as well as extend our offering directly to consumers. We also see an opportunity to grow our service offering to address a broader spectrum of our patients’ mental health needs including, for example, in mental wellness programs. We may choose to pursue these opportunities directly or through strategic partnerships.

Grow Our Partnerships with Key Stakeholders

We enjoy preferred national relationships with payors based on our scale, comprehensive service offering and ability to integrate mental health care. We have over 200 in-network payor relationships. We are focused on improving the lives of our patients through validated outcomes that enable health care cost savings and further increasing our value as a partner to payors, primary care and specialist physicians and employers. Our goal is to continue to closely integrate mental and physical care. We believe that increased integration across the industry will enable payors to realize their population health goals and enable our primary care and specialist physician partners to successfully operate within value-based care and outcomes-driven reimbursement models. As we continue to grow, we see an opportunity to augment the scope of our relationships with each of our stakeholders, including by entering into risk-sharing partnerships. We believe our deepening relationships with each of these key health care stakeholders will further drive our success as we benefit from continued growth in our patient referral networks.

Advance Integrated Care Models

Long-term analyses demonstrate that $1 spent on collaborative mental health care saves $6.50 in total medical costs, representing a compelling opportunity for us to drive improved health outcomes and significant cost savings. We are currently pioneering collaborative care models with our payor partners in several of our markets, embedding mental health clinicians into primary care centers to evaluate and treat patients in a single setting. As of December 31, 2020, we co-located our clinicians in nearly 50 primary care and specialist offices across nine MSAs. We are also piloting programs with partners in certain chronic disease populations to identify and treat co-occurring mental health conditions, with the goal of improving overall health outcomes. Over time, our goal is to continue to evolve our offering toward a fully-integrated care model in which primary care and specialist physicians and mental health clinicians work together to develop and provide personalized treatment plans for shared patients. By collaborating as a team for shared patients, we believe we will not only be able to provide a seamless response to patients’ needs in a unified practice but also deliver better outcomes and lower overall medical costs.

Our Integrated Platform is Reimagining Mental Health

We have purpose-built an integrated platform to reimagine how mental health care is delivered. Our patient-focused platform combines differentiated clinical capabilities with a personalized, digitally-powered patient experience designed to transform patient access and treatment.

Our Clinicians

We employ a comprehensive range of mental health professionals to provide multi-disciplinary clinical modalities through our subsidiaries and our affiliated practices. We serve all patient demographics—children, adolescents, adults and geriatrics. Patients have seamless access to our team of licensed mental health clinicians, including psychiatrists, APNs, psychologists and therapists. Our breadth of clinical capabilities facilitates coordination across psychiatric and psychotherapy treatment modalities, limiting the need to refer patients externally as their needs are met within our comprehensive service offerings. Our clinicians have access to our digital platform, which allows for shared electronic medical records for internal communication, and facilitates patient referrals within our clinician team, both of which support our collaborative approach to care.

Our Clinical Services

We offer a comprehensive suite of services to meet patients’ needs across their mental health care journey. Our clinicians provide services spanning psychiatric evaluations and treatment, psychological and neuropsychological testing, and individual, family and group therapy. We treat a broad range of mental health conditions, including anxiety, depression, bipolar disorder, eating disorders, psychotic disorders and post-traumatic stress disorder. We use evidence-based approaches to ensure effective treatment. Our outcomes data is tracked and shared with our clinicians to monitor patient progress and adjust treatment as needed to achieve the best possible patient treatment results.

Our Digital Strategy

We believe that, while advanced digital capabilities are an essential part of the future of mental health care delivery, it is difficult to replicate and replace the in-person, human aspect of care. As a result, we have built a holistic, people-driven, digitally enabled care experience.

From the first interaction with LifeStance, our digital capabilities enable us to improve patient access, match patients with clinicians more efficiently and successfully, inform clinician decisions through data-driven insights and streamline referrals and consultations. Approximately 80% of our patients have used our digital tools.

We are uniting virtual and in-person treatment with the goal to redefine the delivery of mental care for consumers across the ecosystem—one that delivers virtual engagement as personalized and human as the best in-person visits, and in-person visits as simple and seamless as the best digital experiences.

We believe our three digitally enabled pathways to success are:

Across all three pathways and constituencies, we believe LifeStance delivers distinct value today, while continuing to shape and bring to life a vision for potentially even greater value in the future.

Our Digital Platform

Our Hybrid Care Delivery Model

We deliver comprehensive care to our patients through a seamless and convenient virtual and in-person experience that allows patients to choose how they access their treatment. Within our care delivery model, patients can easily switch from virtual to in-person care due to unforeseen circumstances—for example, if they are delayed at work, traveling or at home with an ill child—which improves continuity of care. This flexibility is especially critical in certain circumstances when, for example, a patient changes medications and a two-week follow-up is necessary to ensure effectiveness. Our hybrid virtual and in-person delivery model is also crucial in treating certain mental health conditions, such as active substance abuse, eating disorders and autism, where we believe in-person treatment is essential to generate successful outcomes compared to virtual-only delivery models.

Our Centers

When they choose to do so, our patients can receive in-person care at one of our 370 centers. Currently, our typical de novo center comprises 3,500 to 4,500 square feet and 10 to 12 clinician exam rooms. We systematically locate our centers within a given market to ensure convenient coverage for in-person access to care. To provide our patients and clinicians with flexibility, our centers are generally open five days a week from 7:00 a.m. to 9:00 p.m. local time, with some open on Saturdays. Each center offers comprehensive clinical care with a team of 10 to 12 dedicated clinicians offering psychiatric and psychotherapy services.

We aim to provide a superior in-person patient experience. Our centers are built and fully outfitted to architectural design standards to create a comfortable and welcoming experience for our patients and clinicians that is replicated across our markets. Our spaces are compassionate, human-centric environments, thoughtfully designed to support best practices in mental health care, while providing a collaborative and inclusive backdrop for patients and clinicians alike.

Our Virtual Care

To enhance patient access, we offer patients the ability to conduct a given visit with their clinician virtually. Our virtual visit experience is convenient and easy to use. Patients can schedule their visit online and are able to conduct their visit via our digital platform at the time of their appointment from their computer, mobile device or tablet. In advance of their appointments, patients are sent an automatic reminder via text or e-mail, depending on their preference, with a link to launch the visit. We further optimize patient engagement through our convenient digital tools, including online messaging, adherence reminders, online prescription refills and online payments. Our patient portal allows patients and clinicians to communicate regularly, which is critical in a variety of circumstances, including for example, to help prevent errors in medication dosing and compliance. By offering these accessible tools, we believe patients are more likely to seek care and maintain appointments, driving further engagement and improving health outcomes.

Our Patient Acquisition Strategy

We focus on driving growth in our patient base primarily through two avenues: pursuing contracts with payors on a national, regional and local level; and our development of referral relationships with physicians, most notably in primary care, as well as specialist physicians.

Our Payor Relationships

As of December 31, 2020, we had a large and diverse base of over 200 national, regional and local payors. Our dedicated payor relationship team is divided into three regions to ensure that strong relationships with regional operations teams and insurance companies are cultivated. Our payor contracting teams consist of professionals with decades of experience working with large national payors. We believe this expertise is critical to allowing our team to engage with payors more effectively than other providers. Our teams negotiate, implement and manage new payor relationships, drive regional rate improvement and advance key initiatives. We enter into individually negotiated regional contracts with regional entities comprising national payors. Two payors individually exceeded 10% of our total revenue for the three months ended March 31, 2021. UnitedHeathcare and Anthem comprised 20% and 17% of our total revenue for that period, respectively. Our contracts with payors are generally fee-for-services arrangements. Only a nominal number of our contracts provide for incremental payments tied to the attainment of quality or performance metrics, and such payments comprised an immaterial portion of our revenue during the period.

Our Physician Relationships

As of December 31, 2020, we had a large base of over 2,100 regional referring primary care physicians, specialist physicians and other network providers. Within our markets, we partner with primary care practice groups, specialists, health systems and academic institutions to refer patients to our centers and clinicians. To achieve this, we have local, dedicated teams that build and maintain relationships with our referring partner networks. These teams focus primarily on creating awareness of our platform and services including existing and new centers as well the introduction of newly hired clinicians with appointment availability. When establishing new centers, we seek to build relationships with proximally located primary care and specialty offices as well as psychiatric hospitals to raise awareness. We achieve this through in-person visits as well as offline and online marketing. We established ongoing rapport with these groups by making progress reports, discharge summaries and outcomes data available.

Our Marketing Efforts

We also use marketing strategies to develop our national brand to increase brand awareness and promote additional channels of patient recruitment. Our channel marketing strategies are online through web, social media and paid social ad campaigns and search engines, including direct-to-consumer paid search optimization. Clinicians accepting new patients can be booked for appointments directly online. We also hand out a limited number of printed brochures or other marketing materials to raise awareness of the Company locally.

Organization

Some states have laws that prohibit business entities with non-physician owners from practicing medicine, which are generally referred to as the corporate practice of medicine. See “—Government Regulation—

Corporate Practice and Fee-Splitting.” In states where we are not subject to corporate practice of medicine laws, we operate our business through centers that are wholly owned by our subsidiaries. In states where the corporate practice of medicine doctrine applies, in order to comply with such laws, we do not own the centers or directly employ the clinicians. Instead, such practices are owned by Dr. Anisha Patel-Dunn, our Chief Medical Officer, or other licensed clinical leadership employees. However, we own substantially all of the assets of the center and enter into a long-term management services contract with the center pursuant to which we provide all the services to the center that it needs to operate, with the exception of medical or clinical services. We manage our wholly-owned centers and affiliated practices consistently and generally do not distinguish between our wholly-owned centers and affiliated practices in operating our business, subject to compliance with applicable law.

Our subsidiaries directly employ the clinicians who practice at our wholly-owned centers, whereas, with respect to our affiliated practices, our affiliated practices directly employ the clinicians. Any payment to a clinician at an affiliated practice is made pursuant to the clinician’s employment agreement with the affiliated practice (not through the management services contract).

Pursuant to our management services contracts with affiliated practices, we run the day-to-day operations of the center and control all activities, in accordance with applicable law, other than medical or clinical services. Our management services contracts are entered into between the affiliated practice and Behavioral Health Practice Services, LLC (one of our wholly-owned subsidiaries) or another one of our wholly-owned subsidiaries, and set forth: (a) the services that LifeStance provides to the practice and (b) the management fee that LifeStance charges the practice for such services. The services include, but are not limited to: (i) accounting and financial services, (ii) budgeting, (iii) IT support, (iv) legal and management support, (v) human resources, (vi) staffing (administrative), (vii) billing and collections, (viii) recruiting, (ix) credentialing, (x) real estate management and development and (xi) marketing. The management services contracts do not materially vary among the affiliated practices. The revenue generated from the affiliated practices is paid out to us pursuant to the management services contract after all expenses of the practice have been paid, including clinician compensation. Subject to compliance with applicable law, the management services contracts typically have a term of 10 or 20 years, and often automatically renew if not terminated by either party. Additionally, each affiliated practice provides LifeStance with a power of attorney to perform all necessary services described in the management services contracts. A form of management services contract has been filed as an exhibit to the registration statement of which this prospectus forms a part.

The following is a depiction of how our affiliated practices and wholly-owned centers are structured:

(1)	Consistent with applicable law, our affiliated practices are owned by our Chief Medical Officer or other licensed clinical leadership employees.
(2)

For most of our affiliated practices, Behavioral Health Practice Services, LLC (one of our wholly-owned subsidiaries) is party to the management services contract. For certain of our affiliated practices, other wholly owned subsidiaries of LifeStance Health, Inc. are party to the management services contract.

We are also the party to the payor contracts pursuant to which the affiliated practices are credentialed to provide mental health services, which we enter into for and on behalf of the affiliated practices, as well as our wholly-owned centers.

Based on the contractual arrangements with our affiliated practices and the substantial reliance and dependence of our affiliated practices on LifeStance for operational support and capital needs, we consider ourselves the primary beneficiary of our affiliated practices, and therefore consolidate the results of our affiliated practices in our financial statements as described in Note 2 , Summary of Significant Accounting Policies—Variable Interest Entities, to our audited consolidated financial statements included elsewhere in this prospectus.

Payor Agreements

We and our affiliated practices have over 200 payor relationships across multiple independent regional and national contracts. These relationships allow members to utilize their in-network benefits when such individual elects to receive service from one of our clinicians. As of March 31, 2021, our contracts with payors typically provide for an initial term of one to three years and auto-renewal thereafter for additional one year terms, with a majority of those agreements in automatic annual renewal stages. The contracts with our three largest payor partners are entered into on substantially consistent terms. In most markets, our practices have been contracted (in-network with payors) for more than a decade. While length of contract and economic terms are often negotiated, payors generally use form contracts that contain terms and conditions that are standard in the industry. A small number of our agreements with payors also include terms and conditions to incentivize us and facilitate our ability to provide quality care to that plan’s members, with modest bonus payments tied to quality or utilization metrics.

The contracts governing the relationships with our payors include terms such as the period of performance, reimbursement rates and termination clauses. Typically, these contracts provide for a pre-determined fee based on a negotiated fee for service schedule or a customary charge that is typically a certain percentage of the fees specified in the CMS Medicare Physician Fee Schedule that is charged to the patient and the payor when a patient covered by the payor obtains services from one of our clinicians.

Many of our contracts are terminable for convenience by either the payor or us after a notice period has passed. The related notice period in our contracts is negotiated on a case-by-case basis and is dependent on many factors, some of which are outside of our control. Most of our contracts include cure periods for certain breaches, during which time we may attempt to resolve any issues that would trigger a payor’s ability to terminate the contract. Certain of our contracts may be terminated immediately by the payor if we lose applicable licenses, go bankrupt, lose our liability insurance, become insolvent, file for bankruptcy or receive an exclusion, suspension or debarment from state or federal government authorities. Additionally, if a payor were to lose applicable licenses, go bankrupt, lose liability insurance, become insolvent, file for bankruptcy or become excluded, suspended or debarred by state or federal government authorities, our contract with such payor could in effect be terminated. The loss, termination or renegotiation of any contract could negatively impact our results. In addition, as payors’ businesses respond to market dynamics and financial pressures, and as they make strategic business decisions in respect of the lines of business they pursue and programs in which they participate, we expect that certain of our payors will, from time to time, seek to restructure their agreements with us.

The contracts with our payors impose other obligations on us. For example, we typically agree that all services provided under the payor contract and all employees providing such services will comply with the payor’s policies and procedures. Further, upon termination, we are generally obligated to continue the provision of covered services to a member for a certain amount of time or a given event, for example, for a period of 60 days or until the member is discharged from services. In addition, in most instances, we have agreed to indemnify our payors against certain third-party claims, which may include claims relating to the services performed under the agreement.

Competition

The market for mental health services is competitive. We compete in a highly fragmented market with direct and indirect competitors that offer varying levels of impact to key stakeholders such as patients, clinicians, payor partners and physician partners. Our competitors primarily include other mental health providers that deliver services virtually or in-person. Our indirect competitors also include episodic consumer-driven point solutions, such as in-person and virtual life coaching, digital therapy and support tools and other technologies related to mental health care. As the demand and market for mental health services continue to grow, we may also face competition from new market entrants, including major retailers that have recently begun to offer in-person and virtual mental health care in certain markets. However, as our market grows, new stakeholders in the healthcare ecosystem could provide increased partnership opportunities for us. Each of the individual geographic areas in which we operate has a different competitive landscape. In each of our markets we compete with other mental health providers for patients and in contracting with commercial payors. In addition, we face intense competition from other clinical practices, hospitals, health systems and other outpatient mental health providers in recruiting psychiatrists, APNs, psychologists, therapists, and other health care professionals.

The principal competitive factors in our industry include:

•	patient engagement and satisfaction;

•	quality outcomes for patients;

•	comprehensive digital tools;

•	ability to negotiate favorable reimbursement rates;

•	convenience, accessibility and availability;

•	brand awareness and reputation;

•	technology capabilities;

•	ability to attract and retain quality clinicians;

•	employment models;

•	geographic footprint;

•	level of participation in insurance plans;

•	scalability of models; and

•	financial resources and stability.

We believe that we compete favorably with our competitors on the basis of these factors and we believe the offerings of competitors inadequately simultaneously address the needs of key stakeholders or fail to do so at scale. See “Risk Factors—Risks Related to Our Business—We operate in a competitive industry, and if we are not able to compete effectively our business, results of operations and financial condition would be harmed.”

Government Regulation

The healthcare industry and the practice of medicine are governed by an extensive and complex framework of federal and state laws, which continue to evolve and change over time. The costs and resources necessary to comply with these laws are high. Our profitability depends in part upon our ability to operate in compliance with applicable laws and to maintain all applicable licenses. As the applicable laws and rules change, we are likely to make conforming modifications in our business processes from time to time. In some jurisdictions where we operate, neither our current nor our anticipated business model has been the subject of formal judicial or administrative interpretation. We cannot be assured that a review of our business by courts or regulatory authorities will not result in determinations that could adversely affect our operations or that the health care regulatory environment will not change in a way that impacts our operations.

In response to the COVID-19 pandemic, state and federal regulatory authorities loosened or removed a number of regulatory requirements in order to increase the availability of telehealth. For example, many state governors issued executive orders permitting physicians and other health care professionals to practice in their state without any additional licensure or by using a temporary, expedited or abbreviated licensure process so long as they hold a valid license in another state. In addition, changes were made to the Medicare and Medicaid programs (through waivers and other regulatory authority) to increase access to telehealth by, among other things, increasing reimbursement, permitting the enrollment of out of state providers and eliminating prior authorization requirements. It is uncertain how long these COVID-19 related regulatory changes will remain in effect and whether they will continue beyond this public health emergency period. Prior to the COVID-19 pandemic, our reimbursement rates for telehealth and in-person care were substantially similar. This was driven by contractual arrangements with our payor partners or payor policies, which we expect to remain in effect.

Practice of Medicine

Corporate Practice and Fee-Splitting

The corporate practice of medicine prohibition exists in some form, by statute, regulation, board of medicine or attorney general guidance, or case law, in certain of the states in which we operate. These laws generally prohibit the practice of medicine or practice of psychology by lay-persons or entities and are intended to prevent unlicensed persons or entities from interfering with or inappropriately influencing providers’ professional judgment.

In these states, we contract with affiliated practices, who in turn employ or retain licensed clinicians and other staff to deliver mental health care services to patients. We enter into management contracts with our affiliated practices pursuant to which we provide a wide range of administrative services and receive payment from our affiliated practices. These administrative services arrangements are subject to state laws, including those in certain of the states where we operate, which prohibit the practice of medicine and the corporate practice of psychology by, and/or the splitting of professional fees with, non-professional persons or entities such as general business corporations.

Corporate practice and fee-splitting prohibitions vary widely from state to state. In addition, such prohibitions are subject to broad powers of interpretation and enforcement by state regulators. Our failure to comply could lead to adverse action against us and/or our clinicians by courts or state agencies, civil or criminal penalties, loss of clinician licenses, or the need to restructure our business model and/or clinician relationships, any of which could harm our business.

Practice of Medicine and Provider Licensing

The practice of medicine and the practice of psychology are subject to various federal, state, and local laws and requirements, including, among other things, laws relating to quality and adequacy of care, clinical personnel, supervisory requirements, mental health, medical equipment, and the prescribing and dispensing of pharmaceuticals and controlled substances.

Telehealth Provider Licensing, Medical Practice, Certification and Related Laws and Guidelines

Clinicians who provide professional medical services to a patient via telehealth must, in most instances, hold a valid license to practice medicine in the state in which the patient is located. Federal and state laws also limit the ability of clinicians to prescribe pharmaceuticals and controlled substances via telehealth. We have established systems for ensuring that our affiliated clinicians are appropriately licensed under applicable state law and that their provision of telehealth to our members occurs in each instance in compliance with applicable rules governing telehealth. Failure to comply with these laws and regulations could lead to adverse action against our clinicians, which could harm our business model and/or clinicians relationships and have a negative impact on our business.

State and Federal Health Information Privacy and Security Laws

HIPAA

We must comply with various federal and state laws related to the privacy and security of PII, including health information. In particular, HIPAA establishes privacy and security standards that limit the use and disclosure of PHI and requires the implementation of administrative, physical, and technical safeguards to ensure the confidentiality, integrity, and availability of PHI. HIPAA’s requirements are also directly applicable to the contractors, agents, and other business associates of covered entities that create, receive, maintain, or transmit PHI in connection with their provision of services to covered entities. Certain of our entities and affiliated practices are covered entities, while our management service entities are business associates.

Violations of HIPAA may result in civil and criminal penalties. The civil penalties include civil monetary penalties of up to $59,552 per violation, not to exceed approximately $1.8 million for violations of the same standard in a single calendar year (as of 2020, and subject to periodic adjustments for inflation), and in certain circumstances, criminal penalties with fines up to $250,000 per violation and/or imprisonment. However, a single breach incident can result in violations of multiple standards.

We are also subject to the HIPAA breach notification rule, which requires covered entities to notify affected individuals of breaches of unsecured PHI. In addition, covered entities must notify the OCR and the local media if a breach affects more than 500 individuals. Breaches affecting fewer than 500 individuals must be reported to OCR on an annual basis. The HIPAA regulations also require business associates to notify the covered entity of breaches by the business associate.

Many states in which we operate have their own laws protecting the privacy and security of personal information, including health information. We must comply with such laws in the states where we do business in addition to our obligations under HIPAA. In some states, such as California, state privacy laws are even more protective than HIPAA. It may sometimes be necessary to modify our operations and procedures to comply with these more stringent state laws. State data privacy and security laws are subject to change, and we could be subject to financial penalties and sanctions if we fail to comply with these laws.

42 C.F.R. Part 2 and Other Privacy Laws

The Federal Substance Abuse Confidentiality Regulations known as 42 C.F.R. Part 2 serve to protect patient records created by federally assisted programs for the treatment of substance use disorders. The federal government could initiate criminal charges for violations of Part 2, which include $500 for the first offense; and $5,000 for all subsequent offenses and seek fines up to $5,000 per violation for individuals and $10,000 per violation for organizations. Under the CARES Act, Congress also gave HHS the authority to issue civil monetary penalties for violations of Part 2, ranging from $100 to $50,000 per violation depending on the level of culpability.

In addition to federal and state laws protecting the privacy and security of personal information, we may be subject to other types of federal and state privacy laws, including laws that prohibit unfair privacy and security practices and deceptive statements about privacy and security, along with laws that impose specific requirements on certain types of activities, such as data security and texting.

In recent years, there have been a number of well publicized data breaches involving the improper use and disclosure of PII and PHI. Many states have responded to these incidents by enacting laws requiring holders of personal information to maintain safeguards and to take certain actions in response to a data breach, such as providing prompt notification of the breach to affected individuals and state officials and provide credit monitoring services and/or other relevant services to impacted individuals. In addition, under HIPAA and pursuant to the related contracts that we enter into with our clients who are covered entities, we must report breaches of unsecured PHI to our clients following discovery of the breach. Notification must also be made in certain circumstances to affected individuals, federal authorities and others.

Association and network rules

In addition to the applicable privacy and data security laws, we may be subject to card association rules and regulations. For example, an independent standards-setting organization, the Payment Card Industry (“PCI”) Security Standards Council developed a set of comprehensive requirements concerning payment card account security through the transaction process, called the PCI DSS. All merchants and service providers that store, process and transmit payment card data are required to comply with PCI DSS as a condition to accepting credit cards. We must implement certain data security measures and are subject to annual reviews to ensure compliance with PCI standards worldwide and are subject to fines if we fail to maintain a valid certificate or are otherwise are found to be non-compliant.

Federal and State Fraud and Abuse Laws

Federal Stark Law

We are subject to the federal physician Ethics in Patient Referrals Act, commonly known as the Stark Law, which prohibits physicians from referring Medicare or Medicaid patients to an entity for the provision of certain “designated health services” if the referring physician or a member of the physician’s immediate family has a direct or indirect financial relationship (including an ownership interest or a compensation arrangement) with the entity, unless an exception applies. The Stark Law is a strict liability statute, which means intent to violate the law is not required. In addition, the government and some courts have taken the position that claims presented in violation of various fraud, waste, and abuse laws, including the Stark Law, can be considered a predicate legal violation to submission of a false claim under the federal False Claims Act (described below) on the grounds that a provider impliedly certifies compliance with all applicable laws and rules when submitting claims for reimbursement. Penalties for violating the Stark Law may include: denial of payment for services ordered in violation of the law, recoupments of monies paid for such services, civil penalties for each violation and three times the dollar value of each such service, and exclusion from participation in government health care programs. Violations of the Stark Law could have a material adverse effect on our business, financial condition, and results of operations.

Federal Anti-Kickback Statute

We are also subject to the federal Anti-Kickback Statute, which, subject to certain exceptions known as “safe harbors,” prohibits the knowing and willful offer, payment, solicitation or receipt of any bribe, kickback, rebate or other remuneration, in cash or in kind, in return for, or to induce, the (1) the referral of a person covered by government health care programs, (2) the furnishing or arranging for the furnishing of items or services reimbursable under government health care programs, or (3) the purchasing, leasing, ordering, or arranging or recommending the purchasing, leasing, or ordering, of any item or service reimbursable under government health care programs. Federal courts have held that the Anti-Kickback Statute can be violated if just one purpose of a payment is to induce referrals. Actual knowledge of this statute or specific intent to violate it is not required, which makes it easier for the government to prove that a defendant had the state of mind required for a violation. In addition to a few statutory exceptions, the OIG of the HHS has promulgated safe harbor regulations that outline categories of activities that are deemed protected from prosecution under the Anti-Kickback Statute, provided all applicable criteria are met. The failure of a financial relationship to meet all of the applicable safe harbor criteria does not necessarily mean that the particular arrangement violates the Anti-Kickback Statute, but business arrangements that do not fully satisfy all elements of a safe harbor may result in increased scrutiny by OIG and other enforcement authorities. Violations of the Anti-Kickback Statute can result in exclusion from government health care programs as well as civil and criminal penalties, including fines of $104,330 per violation (as of 2020, and subject to periodic adjustments for inflation) and three times the amount of the unlawful remuneration. Violations of the Anti-Kickback Statute could have a material adverse effect on our business, financial condition, and results of operations.

Although we believe that our arrangements with physicians and other referral sources comply with current law and available interpretative guidance, as a practical matter, it is not always possible to structure our arrangements so as to fall squarely within an available safe harbor. Where that is the case, we cannot guarantee that applicable regulatory authorities will determine these financial arrangements do not violate the Anti-Kickback Statute or other applicable laws, including state anti-kickback laws.

False Claims Act

The federal False Claims Act prohibits knowingly presenting, or causing to be presented, false claims to government programs, such as Medicare or Medicaid. In addition, the improper retention of an overpayment for 60 days or more is also a basis for a False Claim Act action, even if the claim was originally submitted appropriately. Some states have adopted similar fraud and false claims laws. Government agencies engage in significant civil and criminal enforcement efforts against health care companies under the False Claims Act and other civil and criminal statutes. False Claims Act investigations can be initiated not only by the government, but by private parties through qui tam (or whistleblower) lawsuits. Penalties for False Claims Act violations include fines ranging from $11,665 to $23,331 per false claim or statement (as of 2020, and subject to annual adjustments for inflation), plus up to three times the amount of damages sustained by the federal government. Violations of the False Claims Act violations can also result in exclusion from participation in government health care programs.

State Fraud, Waste and Abuse Laws

Several states in which we operate have also adopted similar fraud, waste, and abuse laws to those described above. The scope and content of these laws vary from state to state and are enforced by state courts and regulatory authorities. Some states’ fraud and abuse laws, known as “all-payor laws,” are not limited to government health care programs, but apply more broadly to items or services reimbursed by any payor, including commercial insurers. Liability under state fraud, waste, and abuse laws could result in fines, penalties, and restrictions on our ability to operate in those jurisdictions.

Other Health Care Laws

HIPAA, as amended by the HITECH Act, and their implementing regulations, includes several separate criminal penalties for making false or fraudulent claims to non-governmental payors. The health care fraud statute prohibits knowingly and recklessly executing a scheme or artifice to defraud any health care benefit program, which includes private payors. Violation of this statute is a felony and may result in fines, imprisonment, or exclusion from government health care programs. The false statements statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact by any trick, scheme, or device, or making any materially false, fictitious, or fraudulent statement in connection with the delivery of or payment for health care benefits, items, or services. Violation of this statute is a felony and may result in fines or imprisonment. This statute could be used by the government to assert criminal liability if a health care provider knowingly fails to refund an overpayment.

In addition, the Civil Monetary Penalties Law imposes civil administrative sanctions for, among other violations, (1) inappropriate billing of services to government health care programs, (2) employing or contracting with individuals or entities who are excluded from participation in government health care programs, and (3) offering or providing Medicare or Medicaid beneficiaries with any remuneration, including full or partial waivers of co-payments and deductibles, that are likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier (subject to an exception for non-routine, unadvertised co-payment and deductible waivers based on individualized determinations of financial need or exhaustion of reasonable collection efforts).

Intellectual Property

Our intellectual property is an important asset of the Company that enables us to develop, market, and sell our services and enhance our competitive position. We rely on trademarks, confidentiality procedures, non-disclosure agreements, and employee non-disclosure and invention assignment agreements to establish and protect our proprietary rights. See “Trademarks and Service Marks.”

Employees and Human Capital Resources

As of March 31, 2021, we employed approximately 4,915 employees through our subsidiaries and affiliated practices, of which 2,674 were directly employed through our subsidiaries and 2,241 were directly employed by our affiliated practices. The clinicians of our affiliated practices have entered into employment agreements directly with our affiliated practices. All employees of our subsidiaries and affiliated practices are located in the United States. We engage temporary employees, independent contractors and consultants as needed to support our operations. None of our employees are represented by a labor union or subject to a collective bargaining agreement. We have not experienced any material work stoppages, and we consider our relations with our employees to be good.

Our goal is to be a top workplace for mental health clinicians by providing an environment of autonomy, competitive compensation and benefits, positive work-life balance and the technological tools needed to succeed in the digitally enabled world.

We take care of our team, so they can take care of patients. We view our human capital-related initiatives as an ongoing priority. Such initiatives include: (i) implementing a robust talent acquisition approach, including through competitive pay and flexible work hours, (ii) offering our employees a full suite of benefits, including health, dental, vision, and life insurance, a 401(k) plan (with match), paid parental leave, and continuing education and (iii) conducting employee engagement surveys and developing action plans based on survey outcomes. We foster a workplace that is diverse, equitable and inclusive. Clinicians are also strongly supported to work together across disciplines to provide the most comprehensive and clinically effective care possible.

In connection with this offering, we are establishing the LifeStance Health Foundation, a non-profit organization that will focus on youth mental health, and the mental health of underrepresented minority communities, the underemployed and the uninsured. While the LifeStance Health Foundation was founded by LifeStance and will be operated by a board of directors that we expect to include from time to time certain of our officers and employees, including our Chief Executive Officer, the foundation is being established as an independent legal entity and will not be owned or controlled by LifeStance or its stockholders. Concurrently with the closing of this offering, we will endow the LifeStance Health Foundation through a combination of $1.0 million in cash and 562,500 shares of our common stock assuming an initial public offering price of $16.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), representing aggregate cash and equity value of $10.0 million. We expect to incur an expense in the quarter ending June 30, 2021 as a result of the endowment, including a non-cash expense equal to the fair value of the shares of our common stock issued to the LifeStance Health Foundation.

Facilities

Our corporate headquarters is located in Scottsdale, Arizona pursuant to the terms of an eight-year lease that was entered into February 2021 for approximately 20,000 square feet of space. The expected lease commencement date is July 1, 2021. In addition, our subsidiaries and affiliated practices lease space for clinic services at each of our 370 centers. In certain instances, one of our subsidiaries may guarantee leases held by our affiliated practices, if required by lessors. We believe that our current facilities are adequate to meet our current needs.

Legal Proceedings

From time to time, we are subject to various legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these matters cannot be predicted with certainty, we do not believe that the outcome of any of these matters, individually or in the aggregate, will have a material adverse effect on our consolidated financial condition, results of operations, or cash flows.

Management

Executive Officers and Directors

Below is a list of the names, ages as of date of this prospectus, positions and a brief account of the business experience of the individuals who serve as our executive officers and directors as of the date of this prospectus.

Name	Age	Title
Michael K. Lester	65	Director, President and Chief Executive Officer
J. Michael Bruff	52	Chief Financial Officer and Treasurer
Gwen H. Booth	49	Chief Operating Officer
Felicia Gorcyca	42	Chief People Officer
Warren Gouk	49	Chief Administrative Officer
Kevin M. Mullins	36	Chief Development Officer
Pablo Pantaleoni	33	Chief Digital Officer
Ryan Pardo	45	Chief Legal Officer and Secretary
Anisha Patel-Dunn, D.O.	45	Chief Medical Officer
Danish J. Qureshi	37	Chief Growth Officer
Robert Bessler	49	Director
Darren Black	49	Director
Jeffrey Crisan	47	Director
William Miller	54	Director
Jeffrey Rhodes	46	Director
Eric Shuey	53	Director
Katherine Wood	36	Director

Executive Officers

Michael K. Lester is a co-founder of LifeStance and has served as our Chief Executive Officer and Chairman of our Board of Directors since 2017. Prior to founding LifeStance, Mr. Lester was the founder and Chief Executive Officer of Accelecare Wound Centers, a comprehensive wound care and disease management company. Prior to that, Mr. Lester was a Venture Partner at Bain Capital and SV Life Sciences and founder and Chief Executive Officer of Radiant Research, a comprehensive clinical research company providing Phase I-IV study conduct and drug development services to the biopharmaceutical industry. Mr. Lester was formerly a board member and President of the Texas State Board of Pharmacy. He serves on The University of Texas College of Pharmacy Pharmaceutical Foundation Advisory Council, is a member of the board of directors of Upperline Health, Inc., and is a senior advisor to Silversmith Capital Partners. Mr. Lester previously served on the board of directors of Accelecare Wound Centers, Inc. and Radiant Research, Inc. He holds a Bachelor of Science in Pharmacy from the University of Texas. We believe Mr. Lester is qualified to serve on our Board of Directors based on his knowledge of our Company through his role as our Chief Executive Officer.

J. Michael Bruff has served as our Chief Financial Officer since March 2021. Mr. Bruff has 30 years of professional experience in a variety of industries including medical technology, computer hardware and software, enterprise software, telecommunications, and public accounting. Before joining LifeStance, Mr. Bruff served as Chief Financial Officer of Varian Medical Systems, an innovative cancer care solutions company serving clinical partners globally. Prior to that, Mr. Bruff worked for Dell Technologies for 19 years serving in several domestic and international roles across finance and commercial business functions, most recently as business unit Chief Financial Officer of Dell’s Asia-Pacific and Japan Commercial Business and Senior Vice President of North American Sales Strategy and Planning. He also held leadership roles in commercial finance, financial planning and analysis, internal audit, and product development finance. In addition, Mr. Bruff was Vice President, Global Services Accounting and Finance at CA, Inc. and held a variety of finance and reporting roles at MCI

Telecommunications from 1995 to 1997 after starting his career at Deloitte & Touche. Mr. Bruff holds a Bachelor of Science in accounting and a Bachelor of Arts in economics from the University of Maryland.

Gwen H. Booth is a co-founder of LifeStance and has served as our Chief Operating Officer since 2017. Prior to joining LifeStance, Ms. Booth served as the Chief Operating Officer at Accelecare Wound Centers, Inc. Prior to joining Accelecare, Ms. Booth was Vice President, Clinical Pharmacology at Covance, one of the world’s largest and most comprehensive drug development services companies, Vice President, Early Phase Clinical Development of Radiant Research, a comprehensive clinical research company providing Phase I-IV study conduct and drug development services to the biopharmaceutical industry and a member of the MDS Pharma Services management team for eight years. Ms. Booth holds a Bachelor of Science in Nursing from Creighton University in Omaha, Nebraska.

Felicia Gorcyca has served as our Chief People Officer since January 2021. Prior to joining LifeStance, Ms. Gorcyca was Operations Director at TPG Capital, L.P. and a member of the Global Human Capital team and Operations Group, where she focused on building leadership teams and boards as well as HR strategy and programs for TPG Capital portfolio companies. Prior to joining TPG Capital, Ms. Gorcyca served as Chief People Officer for Stack Sports (formally known as Blue Star Sports) and Global Head of People Operations for Solera Holdings, Inc. Prior to joining Solera Holdings, Inc., Ms. Gorcyca was a Consultant with Spencer Stuart working primarily with clients in the Healthcare Services and Executive Assessment practices. Ms. Gorcyca holds a degree in International Business from Pepperdine University and Masters in Public Health from University of California, Los Angeles.

Warren Gouk has served as our Chief Administrative Officer since March 2021, and served as our Chief Financial Officer from 2018 to March 2021. Prior to joining LifeStance, Mr. Gouk was the Chief Operating Officer at Limeade from 2015 until 2018, where he focused on building and leading teams to help scale operations, enhance customer delivery and implementation, drive the customer success organization and manage all aspects of financial reporting and planning. Prior to that, Mr. Gouk was the General Manager and SVP of LexisNexis Healthcare where he was responsible for managing a strategy to build a large, high-growth health care business through acquisitions and organic growth. Mr. Gouk holds a Bachelor of Commerce in finance & economics from University of British Columbia and maintains professional designations as a Charter Financial Analyst and Chartered Professional Accountant.

Kevin M. Mullins has served as our Chief Development Officer since 2017. Prior to joining LifeStance, Mr. Mullins was a Vice President at Summit Partners from 2015 until 2017, and previously held positions as an associate and senior associate at Summit Partners from 2008 until 2013. While at Summit Partners, Mr. Mullins was responsible for investments in the health care services and life sciences sector. Previously, Mr. Mullins worked in the Healthcare Investment Banking Group at Leerink Partners. He holds a Bachelor of Arts in physics and economics from Bowdoin College and a Master of Business Administration from the Stanford Graduate School of Business.

Pablo Pantaleoni has served as our Chief Digital Officer since 2020. Prior to joining LifeStance, served as Vice President, Global Strategy and New Ventures of Headspace, Inc. from 2019 until 2020, leading a team focused on Headspace’s global corporate strategy, technology and regulatory strategy, design research, and new ventures. Prior to Headspace, Mr. Pantaleoni served as a Senior Director of Health and Venture Design at IDEO, from 2017 until 2019, a leading design and innovation consultancy. Prior to IDEO, he co-founded Medtep in 2011, a digital health startup that facilitates lasting behavioral changes by personalizing validated prevention and treatment plans. Mr. Pantaleoni co-leads the Digital Health NEXT Program at Stanford Biodesign since 2018, where he guides students to start their own businesses in digital health. Mr. Pantaleoni holds a master’s in Business Technology from the Ramon Llull University, and a Bachelor’s degree in Economics and Business Administration from Pompeu Fabra University.

Ryan Pardo has served as our Chief Legal Officer and Secretary since 2017. Prior to joining LifeStance, Mr. Pardo served as General Counsel at Liberty Dialysis until its acquisition by Fresenius Medical Care in 2012 when he subsequently served in a mergers and acquisitions and business development capacity for Fresenius. In addition, Mr. Pardo cofounded and served as a director and in an executive capacity overseeing value-based program design, lobbying and analytics in addition to core legal issues at Liberty Health Partners, which merged with Signify Health. Mr. Pardo also served as general counsel for AIM Consulting, a technology consulting company. Previously, he served as Corporate Counsel at Eddie Bauer Holdings, leading the securities law reporting function prior to their going private transaction. Prior to entering the corporate world, Mr. Pardo practiced corporate finance and acquisitions at the law firm Dorsey & Whitney LLP. Mr. Pardo holds an undergraduate degree in Economics from Stanford University and a JD from Harvard Law School.

Anisha Patel-Dunn, D.O., has served as our Chief Medical Officer since 2019. Prior to joining LifeStance, Dr. Patel-Dunn co-founded Pacific Coast Psychiatric Associates, for which she had served as Chief Executive Officer and President since 2006. Dr. Patel-Dunn holds a Bachelor of Science in Biology from Emory University and received her medical degree from The College of Osteopathic Medicine of the Pacific at Western University of Health Sciences. She completed her adult psychiatry residency training at California Pacific Medical Center and is a Board Certified Adult Psychiatrist.

Danish J. Qureshi is a co-founder of LifeStance and has served as our Chief Growth Officer since 2017. Prior to joining LifeStance, Mr. Qureshi served as the Senior Vice President of Strategic Initiatives at Accelecare Wound Centers, Inc., and Chief Operating Officer of Accelecare’s post-acute division, Accelecare Wound Professionals, LLC from 2010 until 2015. Prior to Accelecare, Danish worked at Nautic Partners, a mid-market private equity firm, with a focus on health care services. He began his career as a management consultant with Bain & Co. Mr. Qureshi received his Bachelor of Arts degree from Northwestern University.

Non-Employee Directors

Robert Bessler, M.D. has served on our Board of Directors since 2017. Dr. Bessler founded Sound Physicians in 2001 and serves as its Chief Executive Officer and Chairman. Dr. Bessler also serves on the boards of directors of private organizations, including UpStream Rehabilitation and BroadJump, LLC. Dr. Bessler holds a Bachelors’ degree from Tufts University and an MD from Case Western Reserve University School of Medicine. Dr. Bessler completed his residency in emergency medicine at the MetroHealth Medical Center and Cleveland Clinic, in Cleveland Ohio. We believe Dr. Bessler is qualified to serve on our Board of Directors based on his experience and leadership roles in the medical industry.

Darren Black has served on our Board of Directors since 2017, and on the board of our predecessor since 2015. Mr. Black is a Managing Director with Summit Partners. Mr. Black joined Summit Partners in 2013 and focuses primarily on the health care and life sciences sector. Mr. Black also serves on the boards of InnovaCare Health, Leon Medical Centers, Paradigm Outcomes, PharmScript, Sound Physicians, Thrive Skilled Pediatric Care, VaxCare, Vertava Health, and U.S. Renal Care. Prior to Summit, Darren was a Managing Partner with SV Life Sciences, where he focused on health care services, health care information technology and pharmaceutical services. Prior to SV Life Sciences, Darren was Cofounder and President of two companies—ClinCare and PharmaStar. Previously, he was a health care consultant for Accenture. Darren holds an AB in government from Harvard College and an MBA from the Wharton School of the University of Pennsylvania. We believe Mr. Black is qualified to serve on our Board of Directors based on his investment experience in the healthcare industry.

Jeffrey Crisan has served on our Board of Directors since 2017, and on the board of our predecessor since 2015. Mr. Crisan founded Silversmith Capital Partners in 2015 and currently serves as managing partner. Prior to founding Silversmith, Mr. Crisan served as Managing Director of Bain Capital Ventures. While at Bain Capital Ventures, Mr. Crisan’s investments were predominantly growth equity investments in both Healthcare IT & Services as well as SaaS & Information Services. Mr. Crisan previously served in various roles at Bain Capital and Bain & Company. Mr. Crisan also serves on the boards of Panalgo, Inc., Iodine Software, MediQuant,

Upperline Health, Nordic Consulting Partners, Inc. and Partners Surgical. Mr. Crisan holds a Bachelor of Arts from Dartmouth College and an MBA from Harvard Business School. We believe Mr. Crisan is qualified to serve on our Board of Directors based on investment and leadership experience.

William Miller has served on our Board of Directors since July 2020. Mr. Miller is Chairman and CEO of WellSky. Prior to joining WellSky in July 2017, Mr. Miller served as the CEO of OptumInsight, a division of Optum, which is the health services platform of UnitedHealth Group. Prior to OptumInsight, Mr. Miller served as senior vice president of technologies at Cerner Corporation, where he had global responsibility for the company’s managed services, outsourcing, and technology services business units. Mr. Miller holds a Bachelor’s degree in Economics from the University of Kansas and a master’s degree in Urban Planning and Public Policy from the University of Kansas. We believe Mr. Miller is qualified to serve on our Board of Directors based on his industry experience, including as a chief executive officer of a health services company.

Jeffrey Rhodes has served on our Board of Directors since May 2020. Mr. Rhodes is a Partner of TPG, where he co-leads the health care group and the firm’s investment activities in the health care services, pharmaceutical and medical device sectors. Mr. Rhodes also serves on the boards of Beaver-Visitec International, Immucor, Kelsey Seybold Clinic, Kindred at Home, Kindred Healthcare, and WellSky. Mr. Rhodes previously served on the Boards of Biomet, EnvisionRx, IMS Health, Par Pharmaceutical Companies, Surgical Care Affiliates, Zimmer Biomet and as a founding Board member of the Healthcare Private Equity Association. Mr. Rhodes holds a Bachelor of Arts degree in economics from Williams College and an MBA from the Harvard Business School. We believe Mr. Rhodes is qualified to serve on our Board of Directors based on his investment experience in the healthcare industry.

Eric Shuey has served on our Board of Directors since 2018. Mr. Shuey is a Partner at Revelstoke Capital Partners LLC where he focuses on the health care services sector. Mr. Shuey also serves on the boards of CEI Vision Partners, Encore Rehabilitations Services, Genea, Partners Surgical, Sound Physicians and US Renal Care. Prior to Revelstoke, he was a co-founder and served as the President of Liberty Health Partners which was merged with Remedy Partners. In addition, he served as a senior Corporate Development executive for Fresenius Medical Care North America from 2012 until 2017, and Chief Financial Officer of Liberty Dialysis LLC from 2006 until 2012. Prior to joining Liberty Dialysis, he served as a Director at DB Capital Partners, the private equity arm of Deutsche Bank, and a Principal at Aurora Capital Group. Mr. Shuey earned an MBA from the Wharton School of Business. He earned his Bachelor of Arts degree from California State University, Fullerton. We believe Mr. Shuey is qualified to serve on our Board of Directors based on his financial and leadership experience.

Katherine Wood has served on our Board of Directors since May 2020. Ms. Wood is a Principal at TPG Capital, where she focuses on investments in the health care sector. Ms. Wood also serves on the boards of Convey Health Solutions, Kadiant, Ellodi Pharmaceuticals, and Neogene Therapeutics, and was previously on the boards of Adare Pharmaceuticals and AskBio. She has also been involved in TPG’s investments in Allogene Therapeutics, Aptalis, EnvisionRx, IASIS and Par Pharmaceutical. Prior to joining TPG in 2009, Ms. Wood worked in health care investment banking at Goldman, Sachs & Co. Ms. Wood holds a Bachelor of Science degree in molecular and cell biology from Stanford University, and an MBA from Harvard Business School. We believe Ms. Wood is qualified to serve on our Board of Directors based on her investment experience in the healthcare industry.

Controlled Company

Upon completion of this offering, the Principal Stockholders will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” under Nasdaq corporate governance standards. As a controlled company, Nasdaq standards will exempt us from certain corporate governance requirements, including the requirements:

•	that our Board of Directors be composed of a majority of “independent directors,” as defined under Nasdaq rules;

•	that the compensation committee be composed entirely of independent directors; and

•	that the nominating and corporate governance committee be composed entirely of independent directors.

Accordingly, for so long as we are a “controlled company,” you will not have the same protections afforded to stockholders of companies that are subject to all of Nasdaq’s corporate governance requirements. In the event that we cease to be a controlled company, we will be required to comply with these provisions within the transition periods specified in the rules of Nasdaq.

These exemptions do not modify the independence requirements for our audit committee, and we expect to satisfy the member independence requirement for the audit committee prior to the end of the transition period provided under Nasdaq listing standards and SEC rules and regulations for companies completing their initial public offering.

Board Composition and Director Independence

Our business and affairs are managed under the direction of our Board of Directors. The number of directors will be fixed by our Board of Directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective in connection with this offering.

Our Board of Directors has undertaken a review of the independence of each director. Based on the information provided by each director concerning his or her background, employment, and affiliations, our Board of Directors has determined that each of our non-employee directors is independent under the rules of Nasdaq. In making this determination, the Board of Directors considered the relationships that such directors have with our Company and all other facts and circumstances that the Board of Directors deemed relevant in determining such directors’ independence, including beneficial ownership of our capital stock by each non-employee director and their affiliates, and the transactions involving them described in “Certain Relationships and Related Party Transactions.”

Our Board of Directors will be divided into three classes, as follows:

•	Class I, which will initially consist of Katherine Wood and Jeffrey Crisan, whose terms will expire at our annual meeting of stockholders to be held in 2022;

•	Class II, which will initially consist of Darren Black, Eric Shuey and Robert Bessler, whose terms will expire at our annual meeting of stockholders to be held in 2023; and

•	Class III, which will initially consist of Michael Lester, Jeffrey Rhodes and William Miller, whose terms will expire at our annual meeting of stockholders to be held in 2024.

Upon the expiration of the initial term of office for each class of directors, each director in such class shall be elected for a term of three years and serve until a successor is duly elected and qualified or until his or her earlier death, resignation or removal. Subject to the Principal Stockholders rights described below, any additional directorships resulting from an increase in the number of directors or a vacancy may be filled by the directors then in office.

In connection with this offering, we will enter into a stockholders’ agreement with investment entities controlled by the Principal Stockholders that will provide the Principal Stockholders with nomination rights with respect to our Board of Directors. Under the agreement, we and the Principal Stockholders are required to take all necessary action to cause the Board of Directors to include individuals designated by the Principal Stockholders in the slate of nominees recommended by the Board of Directors for election by our stockholders, as follows:

•

for so long as TPG owns at least 50% of the shares of our common stock held by TPG upon completion of this offering, including any exercise of the underwriters’ option to purchase additional shares and

TPG will be entitled to designate four individuals for nomination, including two directors not employed by TPG;

•

for so long as TPG owns less than 50% but at least 35% of the shares of our common stock held by TPG upon completion of this offering, including any exercise of the underwriters’ option to purchase additional shares, TPG will be entitled to designate three individuals for nomination, including one director not employed by TPG;

•

for so long as TPG owns less than 35% but at least 20% of the shares of our common stock held by TPG upon completion of this offering, including any exercise of the underwriters’ option to purchase additional shares, TPG will be entitled to designate two individuals for nomination;

•

for so long as TPG owns less than 20% but at least 5% of the shares of our common stock held by TPG upon completion of this offering, including any exercise of the underwriters’ option to purchase additional shares, TPG will be entitled to designate one individual for nomination;

•

for so long as Summit and its affiliates owns at least 20% of the shares of our common stock held by Summit and its affiliates upon completion of this offering, including any exercise of the underwriters’ option to purchase additional shares, Summit will be entitled to designate one individual for nomination; and

•

for so long as Silversmith and its affiliates owns at least 50% of the shares of our common stock held by Silversmith and its affiliates upon completion of this offering, including any exercise of the underwriters’ option to purchase additional shares, Silversmith will be entitled to designate one individual for nomination.

TPG, Summit and Silversmith will have also have the exclusive right to remove their respective designees and to fill vacancies created by the removal or resignation of their designees, and the Principal Stockholders are required to take all necessary action to cause such removals and fill such vacancies at the request of TPG, Summit or Silversmith, as applicable.

Board Committees

Upon the completion of this offering, our Board of Directors will have four standing committees: the audit committee; the compensation committee; the nominating and governance committee; and the compliance committee. Each of the committees operates under its own written charter adopted by the Board of Directors, each of which will be available on our website upon closing of this offering.

Audit Committee

Following this offering, our audit committee will be composed of Jeffrey Crisan, Eric Shuey and Katherine Wood, with Eric Shuey serving as chairperson of the committee. We anticipate that, prior to the completion of this offering, our audit committee will determine that Jeffrey Crisan and Eric Shuey meet the definition of “independent director” under the rules of Nasdaq and under Rule 10A-3 under the Exchange Act. Within one year following the effective date of the registration statement of which this prospectus forms a part, the audit committee will consist exclusively of independent directors. None of our audit committee members simultaneously serves on the audit committees of more than three public companies, including ours. Our Board of Directors has determined that Eric Shuey is an “audit committee financial expert” within the meaning of the SEC’s regulations and applicable listing standards of Nasdaq. The audit committee’s responsibilities upon completion of this offering will include:

•	appointing, approving the compensation of, and assessing the qualifications, performance, and independence of our independent registered public accounting firm;

•	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the audit plan with the independent registered public accounting firm and members of management responsible for preparing our consolidated financial statements;

•

reviewing and discussing with management and the independent registered public accounting firm our annual and interim consolidated financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	reviewing the adequacy of our internal control over financial reporting;

•	reviewing all related party transactions for potential conflict of interest situations and approving all such transactions;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending, based upon the audit committee’s review and discussions with management and the independent registered public accounting firm, the inclusion of our audited consolidated financial statements in our Annual Report on Form 10-K;

•	reviewing and assessing the adequacy of the committee charter and submitting any changes to the Board of Directors for approval;

•	monitoring our compliance with legal and regulatory requirements as they relate to our consolidated financial statements and accounting matters;

•	overseeing the integrity of our information technology systems, process and cybersecurity;

•	preparing the audit committee report required by the rules of the SEC to be included in our annual proxy statement; and

•	reviewing and discussing with management and our independent registered public accounting firm our earnings releases.

Compensation Committee

Following this offering, our compensation committee will be composed of Darren Black, Jeffrey Crisan and Jeffrey Rhodes, with Jeffrey Rhodes serving as chairperson of the committee. The compensation committee’s responsibilities upon completion of this offering will include:

•

determining and approving the compensation of our chief executive officer, including annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, and evaluating the performance of our chief executive officer in light of such corporate goals and objectives;

•	reviewing and approving the corporate goals and objectives relevant to the compensation of our other executive officers;

•	reviewing and approving the compensation of our other executive officers;

•	appointing, compensating, and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	conducting the independence assessment outlined in the rules of the Exchange with respect to any compensation consultant, legal counsel, or other advisor retained by the compensation committee;

•	reviewing and assessing the adequacy of the committee charter and submitting any changes to the Board of Directors for approval;

•	reviewing and establishing our overall management compensation philosophy and policy;

•	overseeing and administering our equity compensation and similar plans;

•	reviewing and approving our policies and procedures for the grant of equity-based awards and granting equity awards;

•	reviewing and making recommendations to the Board of Directors with respect to director compensation; and

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K.

Nominating and Governance Committee

Following this offering, our nominating and governance committee will be composed of Darren Black, William Miller and Jeffrey Rhodes, with Jeffrey Rhodes serving as chairperson of the committee. The nominating and governance committee’s responsibilities upon completion of this offering will include:

•	developing and recommending to the Board of Directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating candidates for the Board of Directors, including nominees recommended by stockholders;

•	recommending to the Board of Directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the Board of Directors a set of corporate governance guidelines;

•	reviewing and assessing the adequacy of the committee charter and submitting any changes to the Board of Directors for approval;

•	providing for new director orientation and continuing education for existing directors on a periodic basis;

•	performing an evaluation of the performance of the committee; and

•	overseeing the evaluation of the Board of Directors and management.

Compliance Committee

Following this offering, our compliance committee will be composed of Jeffrey Crisan and Katherine Wood, with Katherine Wood serving as chairperson of the committee. The compliance committee’s responsibilities upon completion of this offering will include:

•	identifying, reviewing and analyzing laws and regulations applicable to the Company;

•	recommending to the Board of Directors, and monitoring the implementation of, compliance programs, policies and procedures that comply with local, state and federal laws, regulations and guidelines;

•	reviewing significant compliance risk areas identified by management;

•	discussing periodically with management the adequacy and effectiveness of policies and procedures to assess, monitor, and manage non-financial compliance business risk and compliance programs;

•	monitoring compliance with, authorizing waivers of, investigating alleged breaches of and enforcing the Company’s non-financial compliance programs; and

•	reviewing Company procedures for the receipt, retention and treatment of complaints received regarding non-financial compliance matters.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or compensation committee. For a description of transactions between us and members of our compensation committee and affiliates of such members, please see “Certain Relationships and Related Party Transactions.”

Board Oversight of Risk Management

Management is responsible for the day-to-day management of risks the Company faces. The full Board of Directors has the ultimate oversight responsibility for the risk management process, and, through its committees, oversees risk in certain specified areas. In particular, our audit committee oversees management of enterprise risks as well as financial risks and is responsible for overseeing the review and approval of related party transactions. Our compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements and the incentives created by the compensation awards it administers. Our nominating and corporate governance committee oversees risks associated with corporate governance, business conduct and ethics. Our compliance committee generally monitors our compliance programs and reviews significant non-financial risk areas. Pursuant to the Board of Directors’ instruction, management regularly reports on applicable risks to the relevant committee or the full Board of Directors, as appropriate, with additional review or reporting on risks conducted as needed or as requested by the Board of Directors and its committees.

Codes of Business Conduct and Ethics

We have adopted a code of ethics that applies to all of our employees, officers and directors. Upon the closing of this offering, our code of ethics will be available on our website. We intend to disclose any amendments to our code of ethics, or any waivers of their requirements, on our website. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding to purchase shares of our common stock.

Executive and Director Compensation

The following discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and programs that we adopt in the future may differ materially from the programs summarized in this discussion.

Introduction

This section provides an overview of the compensation awarded to, earned by, or paid to our principal executive officer and our next two most highly compensated executive officers listed below in respect of their service to us for the fiscal year ended December 31, 2020. We refer to these individuals as our named executive officers. Our named executive officers are:

•	Michael K. Lester, our President and Chief Executive Officer;

•	Gwen H. Booth, our Chief Operating Officer; and

•	Danish Qureshi, our Chief Growth Officer.

The compensation committee of our Board of Directors was responsible for determining the compensation of our executive officers during fiscal year 2020 and will generally continue to be responsible for making such determinations following this offering. Our Chief Executive Officer made recommendations to the compensation committee about the compensation of his direct reports in respect of fiscal year 2020 and will continue to do so with respect to fiscal year 2021.

Summary Compensation Table

The following table sets forth the compensation awarded to, earned by, or paid to our named executive officers in respect of their service to us for the fiscal year ended December 31, 2020:

Name and principal position	Year	Salary ($)(1)	Stock awards (incentive units) ($)(2)	Nonequity incentive plan compensation ($)(3)	All other compensation ($)(4)	Total ($)
Michael K. Lester	2020	337,091	6,386,320	$341,209	120,127	7,184,747
President and Chief Executive Officer

Gwen H. Booth	2020	271,896	2,128,773	$196,991	11,110	2,608,770
Chief Operating Officer

Danish Qureshi	2020	218,545	2,128,773	$164,894	16,423	2,528,635
Chief Growth Officer

(1)	Amounts reported include contributions made by the named executive officer to our 401(k) plan, described below.
(2)

The amounts reported in this column represent the grant date fair value of the Class B Units granted to the named executive officers as computed in accordance with FASB ASC Topic 718, disregarding the effect of estimated forfeitures. The grant date fair value of Class B Units that are subject to performance-based vesting conditions has been determined assuming that the performance-based vesting conditions are achieved in full. The assumptions used in calculating the grant date fair value of the Class B Units reported in this column are set forth in Note 15 to the consolidated financial statements included elsewhere in this prospectus. For a description of the Class B Units, see “Equity Compensation” below.

(3)

The amounts reported reflect the annual cash bonuses paid to our named executive officers with respect to fiscal year 2020 based on the attainment of the corporate performance goals as described under “Annual Bonuses” below.

(4)

The amounts reported reflect fees paid to our named executive officers pursuant to the management services agreement ($8,727 for Mr. Lester, $2,369 for Ms. Booth and $5,023 for Mr. Qureshi), matching contributions made on behalf of our named executive officers under our 401(k) plan ($11,400 for Mr. Lester, $8,791 for Ms. Booth and $11,400 for Mr. Qureshi), and $100,000 paid to Alert5 Consulting, LLC (“Alert5”), a company owned by Mr. Lester, for services provided by Mr. Lester pursuant to the independent consulting agreement between us, Alert5 and Mr. Lester, described below.

Narrative Disclosure to Summary Compensation Table

Base Salary

The base salaries of our named executive officers are set forth in their respective amended and restated employment agreements and are subject to annual review by our Board of Directors or the compensation committee. In fiscal year 2020, we paid base salaries of $337,091, $271,896, and $218,545 to Mr. Lester, Ms. Booth and Mr. Qureshi, respectively.

Annual Bonuses

With respect to fiscal year 2020, each of Mr. Lester, Ms. Booth, and Mr. Qureshi was eligible to receive an annual bonus, with the target amount of such bonus for each named executive officer set forth in his or her amended and restated employment agreement with us, described below, and the performance metrics of such bonus for each named executive officer as set forth in our 2020 annual bonus plan. For fiscal year 2020, the target bonus amount, expressed as a percentage of base salary, for each of Mr. Lester, Ms. Booth, and Mr. Qureshi were as follows: 50%, 50%, and 50%, respectively. Annual bonuses for fiscal year 2020 for our named executive officers were based on the attainment of corporate performance goals as determined by our Board of Directors or the compensation committee. The corporate performance goals for 2020 related to, among other metrics, revenue, EBITDA-based metrics, and number of de novo openings. In March 2021, the compensation committee reviewed achievement of the applicable corporate performance goals and weightings applicable to each named executive officer and on that basis approved the payment of an annual bonus for fiscal year 2020 to Mr. Lester, Ms. Booth and Mr. Qureshi equal to $341,209, $196,991 and $164,894, respectively. The annual bonuses paid to Mr. Lester, Ms. Booth and Mr. Qureshi for 2020 performance are disclosed under “Nonequity incentive plan compensation” in the Summary Compensation Table above.

Agreements with Our Named Executive Officers

Mr. Lester, Ms. Booth and Mr. Qureshi are each party to an amended and restated employment agreement with us that sets forth the terms and conditions of his or her employment. The material terms of the agreements are described below. The terms “cause,” “good reason,” and “change in control” referred to below are defined in the respective named executive officer’s agreement.

Mr. Lester. On May 14, 2020, we entered into an amended and restated employment agreement with Mr. Lester that provides for his entitlement to an annual base salary and incentive bonus opportunity, as described above. On June 1, 2020, we entered into an amendment to this agreement that adjusted his base salary to the amount described above. In addition, Mr. Lester is bound by certain restrictive covenant obligations, including covenants relating to confidentiality and assignment of inventions, as well as covenants not to compete or solicit certain of our service providers, customers, and suppliers during his employment and for 18 months after termination of employment.

On April 14, 2020, in connection with his sale of equity interests in the TPG Acquisition, Mr. Lester entered into a restrictive covenants agreement with Lynnwood Intermediate Holdings, Inc., pursuant to which he has agreed not to disparage, compete, or solicit certain of our service providers for a period of four years after May 14, 2020, and not to disclose confidential information for a period of five years after May 14, 2020.

We are also a party to an independent consulting agreement, dated June 1, 2020, with Alert5 and Mr. Lester, its founder and member, pursuant to which we have engaged Alert5 with respect to mergers and acquisitions and business development advisory services, to be provided by Mr. Lester, and for which we pay Alert5 a monthly fee of approximately $8,333. Pursuant to the consulting agreement, we also agree to reimburse Alert5 for the use of its leased aircraft for business travel for Mr. Lester in connection with the performance of his services under the consulting agreement, at a fixed initial per-flight hourly rate, which is subject to adjustment at the end of each calendar year based on the actual fixed and out-of-pocket costs attributable or incurred, as applicable, in connection with the operation of the aircraft. Either we or Alert5 may terminate the consulting agreement at any time upon ten days’ advance written notice, or without any advance notice if for cause (as defined in the agreement). Upon termination of the agreement, we will pay to Alert5 any fees earned but not yet paid and any expenses properly incurred but not yet reimbursed within 15 days of the termination date, or such earlier date as required by applicable law, and no further amounts will be paid under the agreement. In addition, both Alert5 and Mr. Lester are bound by certain restrictive covenant obligations, including covenants relating to confidentiality and work-for hire assignment of inventions, as well as covenants not to compete or solicit certain of our service providers, customers, and suppliers during the consulting period and for 18 months after termination of the agreement.

Ms. Booth. On May 14, 2020, we entered into an amended and restated employment agreement with Ms. Booth that provides for her entitlement to an annual base salary and incentive bonus opportunity, as described above. In addition, Ms. Booth is bound by certain restrictive covenant obligations, including covenants relating to confidentiality and assignment of inventions, as well as covenants not to compete or solicit certain of our service providers, customers, and suppliers during her employment and for 18 months after termination of employment.

On April 14, 2020, in connection with her sale of equity interests in the TPG Acquisition, Ms. Booth entered into a restrictive covenants agreement with Lynnwood Intermediate Holdings, Inc., pursuant to which she has agreed not to disparage, compete, or solicit certain of our service providers for a period of four years after May 14, 2020, and not to disclose confidential information for a period of five years after May 14, 2020.

Mr. Qureshi. On May 14, 2020, we entered into an amended and restated employment agreement with Mr. Qureshi that provides for his entitlement to an annual base salary and incentive bonus opportunity, as described above. In addition, Mr. Qureshi is bound by certain restrictive covenant obligations, including covenants relating to confidentiality and assignment of inventions, as well as covenants not to compete or solicit certain of our service providers, customers, and suppliers during his employment and for 18 months after termination of employment.

On April 14, 2020, in connection with his sale of equity interests in the TPG Acquisition, Mr. Qureshi entered into a restrictive covenants agreement with Lynnwood Intermediate Holdings, Inc., pursuant to which he has agreed not to disparage, compete, or solicit certain of our service providers for a period of four years after May 14, 2020, and not to disclose confidential information for a period of five years after May 14, 2020.

Severance Upon Termination of Employment; Change in Control.

Mr. Lester. Under his amended and restated employment agreement, if Mr. Lester’s employment is terminated by us without cause or by him for good reason, he will be entitled to receive (i) continued payment of his base salary for a period of 12 months following termination, (ii) an amount equal to his target annual bonus for the year of termination, pro-rated to reflect the portion of the calendar year during which he was employed (“Pro-Rata Bonus”), (iii) payment of his full COBRA premiums for 12 months following his termination, subject to his eligibility for, and timely election of, COBRA coverage, and (iv) if Mr. Lester elects to continue his participation in our insurance plans, other than the health and dental insurance plans, payment of his full premium cost for 12 months following his termination, subject to his eligibility for such continued participation. If his employment is terminated due to his death or disability, he will receive a Pro-Rata Bonus and, upon a termination due to his disability, six months of base salary continuation (reduced by any wage continuation payments received under any of our health and disability insurance plans).

Ms. Booth. Under her amended and restated employment agreement, if Ms. Booth’s employment is terminated by us without cause or by her for good reason, she will be entitled to receive (i) continued payment of her base salary for a period of six months following termination, (ii) payment of her full COBRA premiums for six months following her termination, subject to her eligibility for, and timely election of, COBRA coverage, and (iii) if Ms. Booth elects to continue her participation in our insurance plans, other than the health and dental insurance plans, payment of her full premium cost for six months following her termination, subject to her eligibility for such continued participation. If her employment is terminated due to her disability, she will receive six months of base salary continuation (reduced by any wage continuation payments received under any of our health and disability insurance plans).

Mr. Qureshi. Under his amended and restated employment agreement, if Mr. Qureshi’s employment is terminated by us without cause or by him for good reason, he will be entitled to receive (i) continued payment of his base salary for a period of six months following termination, (ii) payment of his full COBRA premiums for six months following his termination, subject to his eligibility for, and timely election of, COBRA coverage, and (iii) if Mr. Qureshi elects to continue his participation in our insurance plans, other than the health and dental insurance plans, payment of his full premium cost for six months following his termination, subject to his eligibility for such continued participation. If his employment is terminated due to his disability, he will receive six months of base salary continuation (reduced by any wage continuation payments received under any of our health and disability insurance plans).

Severance Subject to Release of Claims and Compliance with Restrictive Covenants. Our obligation to provide a named executive officer with severance payments and other benefits under the executive’s amended and restated employment agreement (other than in connection with a termination due to death) is conditioned on the executive signing a release of claims in our favor and the executive’s continued compliance with any restrictive covenant obligations owed to us.

Equity Compensation

Mr. Lester, Ms. Booth, and Mr. Qureshi currently hold Class B Units in LifeStance TopCo, L.P., granted to them in 2020 pursuant to the terms of the limited partnership agreement of LifeStance TopCo, L.P. The Class B Units are intended to be “profits interests” for U.S. federal income tax purposes. Forty percent of Class B Units are subject to service-based vesting conditions over a five-year period (the “Time Units”), and 60% are subject to performance-based vesting conditions (the “Performance Units”), in each case, as described below.

Mr. Lester was granted 48,381,214 Class B Units on June 8, 2020, 40% of which are Time Units that vested as to 20% of the Time Units on May 14, 2021 and vest as to one and two-thirds percent (1 2/3%) monthly thereafter, and 60% of which are Performance Units that will vest at various percentages depending upon TPG’s achievement of pre-specified threshold return on investment levels in connection with a sale of LifeStance TopCo, L.P. In each case, vesting of the Class B Units is generally subject to Mr. Lester’s continued employment through the applicable vesting date. If Mr. Lester’s employment is terminated by us without cause or by him for good reason: (i) before May 14, 2021, 100% of his Time Units will vest; (ii) between May 14, 2021 and May 14, 2022, 30% of his then-unvested Time Units will vest; and (iii) between May 14, 2022 and May 14, 2023, 25% of his then-unvested Time Units will vest. The Time Units also fully vest upon a sale of LifeStance TopCo, L.P. (which does not include this offering).

Ms. Booth was granted 16,127,071 Class B Units on June 8, 2020, 40% of which are Time Units that vested as to 20% of the Time Units on May 14, 2021 and vest as to one and two-thirds percent (1 2/3%) monthly thereafter, and 60% of which are Performance Units that will vest at various percentages depending upon TPG’s achievement of pre-specified threshold return on investment levels in connection with a sale of LifeStance TopCo, L.P. In each case, vesting of the Class B Units is generally subject to Ms. Booth’s continued employment through the applicable vesting date. Ms. Booth’s Time Units will fully vest upon a sale of LifeStance TopCo, L.P. (which does not include this offering) if Ms. Booth’s employment is terminated by us without cause or by her for good reason within the three months before or 12 months following such sale.

Mr. Qureshi was granted 16,127,071 Class B Units on June 8, 2020, 40% of which are Time Units that vested as to 20% of the Time Units on May 14, 2021 and vest as to one and two-thirds percent (1 2/3%) monthly thereafter, and 60% of which are Performance Units that will vest at various percentages depending upon TPG’s achievement of pre-specified threshold return on investment levels in connection with a sale of LifeStance TopCo, L.P. In each case, vesting of the Class B Units is generally subject to Mr. Qureshi’s continued employment through the applicable vesting date. Mr. Qureshi’s Time Units will fully vest upon a sale of LifeStance TopCo, L.P. (which does not include this offering) if Mr. Qureshi’s employment is terminated by us without cause or by him for good reason within the three months before or 12 months following such sale.

In addition, during 2020, our named executive officers received certain payments in exchange for their unvested shares of restricted stock in the TPG Acquisition.

Award Terms Expected to be Amended

In connection with this offering, our Board of Directors expects to amend our outstanding Class B Units, including our named executive officers’ Class B Units, such that the time-based Class B Units will vest as to one third (1/3) of the time-based Class B Units on each of May 14, 2022 and May 14, 2023 and the performance-based Class B Units will be eligible to vest depending on TPG’s achievement of specified return on investment thresholds, which may be satisfied based on our average trading stock price following the consummation of this offering, on specified measurement dates following the consummation of this offering. In each case, vesting of the Class B Units will be generally subject to the executive’s continued employment through the applicable vesting date. The executives’ time-based Class B Units will fully vest upon TPG’s achievement of specified return on investment thresholds during the executive’s employment or upon a sale of LifeStance TopCo, L.P. that occurs within the three-month period following the executive’s termination of employment. If Mr. Lester’s employment is terminated by us without cause or by him for good reason, his then-unvested time-based Class B Units will vest in full and his then-unvested performance-based Class B Units will be eligible to vest based on TPG’s return on investment measured as of the date of such termination of employment. If Ms. Booth’s or Mr. Qureshi’s employment is terminated by us without cause or by the executive for good reason, the executive’s then-unvested performance-based Class B Units will remain eligible to vest based on TPG’s achievement of specified return on investment thresholds within the six-month period following such termination of employment. As a result of such amendments and similar amendments for certain other holders of Class B Units, we expect to incur incremental non-cash compensation expense in the second quarter of 2021 and over the remaining requisite service period for the applicable awards, the amount of which is expected to be material. See “Unaudited Pro Forma Financial Information.”

In connection with the exchange of all outstanding Class A Units and Class B Units of LifeStance TopCo, L.P. for shares of common stock of LifeStance Health Group, Inc. pursuant to the Organizational Transactions, all vested and unvested Class B Units held by our named executive officers will be exchanged for shares of our common stock under the 2021 Plan (described below). Our named executive officers will receive shares of unrestricted common stock in exchange for any vested Class B Units that are exchanged and will receive shares of restricted common stock in exchange for any unvested Class B Units that are exchanged, which shares of restricted common stock will be subject to the same vesting conditions as the unvested Class B Units that are so exchanged.

Severance and Change of Control Payments and Benefits

Each of our named executive officers is entitled to severance benefits under his or her amended and restated employment agreement and accelerated vesting of Class B Units under his or her Class B Unit award agreement upon a termination of employment in certain circumstances, as described above under “Agreements with Our Named Executive Officers” and “Equity Compensation.”

Employee and Retirement Benefits

We currently provide broad-based health and welfare benefits that are available to our full-time employees, including our named executive officers, including health, life, vision, and dental insurance. In addition, we maintain a 401(k) retirement plan for our employees. The 401(k) plan also provides for matching employer contributions. Other than the 401(k) plan, we do not provide any qualified or non-qualified retirement or deferred compensation benefits to our employees, including our named executive officers.

Outstanding Awards at Fiscal Year-end Table

The following table sets forth information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2020:

	Stock awards
Name	Number of units that have not vested (#)		Market value of units that have not vested ($)(1)	Equity incentive plan awards: number of unearned units that have not vested (#)		Equity incentive plan awards: market or payout value of unearned units that have not vested ($)(1)
Michael K. Lester	19,352,486	(2)	4,838,122	29,028,728	(3)	3,773,735
Gwen H. Booth	6,450,828	(2)	1,612,707	9,676,243	(3)	1,257,912
Danish Qureshi	6,450,828	(2)	1,612,707	9,676,243	(3)	1,257,912

(1)

There is no public market for the Class B Units. The values reported in this table are based on the fair market value of the applicable Class B Units as of December 31, 2020, as determined by our Board of Directors (taking into account the vesting terms and applicable distribution threshold associated with the Class B Units).

(2)	Represents Class B Units granted on June 8, 2020 that are subject to time-based vesting conditions as described in “Equity Compensation” above.
(3)	Represents Class B Units granted on June 8, 2020 that are subject to the performance-based vesting conditions described in “Equity Compensation” above.

Director Compensation

The following table sets forth information concerning the compensation awarded to, earned by, or paid to our non-employee directors during the fiscal year ended December 31, 2020. Mr. Lester’s compensation for 2020 is included with that of our other named executive officers above.

Name	Stock awards (incentive units) ($)(1)	Total ($)
Robert Bessler(2)	66,000	66,000
Darren Black(3)	—	—
Jeffrey Crisan(3)	—	—
Lloyd Dyer(2)(4)	66,000	66,000
William Miller	—	—
Jeffrey Rhodes(3)	—	—
Eric Shuey(2)	66,000	66,000
Katherine Wood(3)	—	—

(1)

The amounts reported in this column represent the grant date fair value of the Class B Units granted to the directors as computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair value of the Class B Units reported in this column are set forth in Note 15 to the consolidated financial statements included elsewhere in this prospectus.

(2)	As of December 31, 2020, each of Messrs. Bessler and Shuey held 500,000 unvested Class B Units.

(3)	Directors who are affiliated with our Principal Stockholders do not receive compensation in respect of their service as members of our Board of Directors.
(4)	Lloyd Dyer resigned from our Board of Directors in November 2020 and, in connection with his termination of service, all of his Class B Units were forfeited.

Director Compensation

In respect of their service on our Board of Directors in fiscal year 2020, on June 8, 2020, each of Messrs. Bessler, Dyer, and Shuey received a grant of 500,000 Class B Units, 40% of which are Time Units that vested as to 20% of the Time Units on May 14, 2021 and vest as to one and two-thirds percent (1 2/3%) monthly thereafter, and 60% of which are Performance Units that will vest at various percentages depending upon TPG’s achievement of pre-specified threshold return on investment levels in connection with a sale of LifeStance TopCo, L.P. In each case, vesting of the Class B Units is generally subject to the directors continued service with us through the applicable vesting date. The time-based and performance-based vesting terms of the directors’ Class B Units are expected to be modified in a manner consistent with that of our named executive officers described above under “Award Terms Expected to be Amended.” Mr. Dyer resigned from our Board of Directors effective November 2020. In connection with his termination of service, all of his Class B Units were forfeited. Other than the grant of the Class B Units we did not provide any compensation to any of our directors in fiscal year 2020. During 2020, Messrs. Bessler, Dyer and Shuey received certain payments in exchange for their unvested shares of restricted stock in the TPG Acquisition. Directors affiliated with our Principal Stockholders are not eligible to receive compensation for their service on our Board of Directors.

2021 Equity Incentive Plan

In connection with this offering, our Board of Directors intends to adopt the LifeStance Health Group, Inc. 2021 Equity Incentive Plan (the “2021 Plan”) and, in connection with and following this offering, all equity-based awards will be granted under the 2021 Plan. The following summary describes what we expect to be the material terms of the 2021 Plan. This summary is not a complete description of all provisions of the 2021 Plan and is qualified in its entirety by reference to the 2021 Plan, which will be filed as an exhibit to the registration statement of which this prospectus is a part.

Purpose. The purpose of the 2021 Plan is to advance our interests by providing for the grant of stock and stock-based awards to our affiliates’ employees, directors and consultants.

Plan Administration. The 2021 Plan will be administered by the compensation committee, except with respect to matters that are not delegated to the compensation committee by our Board of Directors. The compensation committee (or our Board of Directors, as applicable) will have the discretionary authority to interpret the 2021 Plan and any awards granted under it, determine eligibility for and grant awards, determine the exercise price, base value from which appreciation is measured, or purchase price, if any, applicable to any award, determine, modify, accelerate and waive the terms and conditions of any award, determine the form of settlement of awards, prescribe forms, rules and procedures relating to the 2021 Plan and awards and otherwise do all things necessary or desirable to carry out the purposes of the 2021 Plan or any award. The compensation committee may delegate such of its duties, powers and responsibilities as it may determine to one or more of its members, members of our Board of Directors and, to the extent permitted by law, our officers, and may delegate to employees and other persons such ministerial tasks as it deems appropriate. As used in this summary, the term “Administrator” refers to the compensation committee and its authorized delegates, as applicable.

Eligibility. Our and our affiliates’ employees, directors, consultants and advisors are eligible to participate in the 2021 Plan, provided that, subject to such express exceptions, if any, as the Administrator may establish, eligibility is further limited to those persons as to whom the use of a Form S-8 registration statement is permissible under applicable SEC rules. Eligibility for stock options intended to be incentive stock options, or ISOs, is limited to our employees or employees of certain affiliates. Eligibility for stock options, other than ISOs, and stock appreciation rights, or SARs, is limited to individuals who are providing direct services to us or certain affiliates on the date of grant of the award.

Authorized Shares. Subject to adjustment as described below, the maximum number of shares of our common stock that may be delivered in satisfaction of awards under the 2021 Plan is 47,037,113 shares (the “share pool”). Of the 47,037,113 shares authorized for issuance under the 2021 Plan, we expect to make certain grants in connection with this offering. See “—IPO Equity Grants.” The share pool will automatically increase on January 1 of each year beginning in 2022 and continuing through and including 2031 by the lesser of (i) five percent of the number of shares of our common stock outstanding as of the close of business on the immediately preceding December 31 and (ii) the number of shares determined by our Board of Directors on or prior to such date for such year. Up to 47,037,113 shares may be delivered in satisfaction of ISOs. The number of shares of our common stock delivered in satisfaction of awards under the 2021 Plan is determined (i) by excluding shares withheld by us in payment of the exercise price or purchase price of the award or in satisfaction of tax withholding requirements with respect to the award, (ii) by including only the number of shares delivered in settlement of a SAR that is settled in shares of our common stock, and (iii) by excluding any shares underlying awards settled in cash or that expire, become unexercisable, terminate or are forfeited to or repurchased by us, in each case, without the delivery of shares of our common stock (or retention, in the case of restricted stock or unrestricted stock). The number of shares available for delivery under the 2021 Plan will not be increased by any shares that have been delivered under the 2021 Plan and are subsequently repurchased using proceeds directly attributable to stock option exercises. Shares that may be delivered under the 2021 Plan may be authorized but unissued shares, treasury shares or previously issued shares acquired by us.

Types of Awards. The 2021 Plan provides for the grant of stock options, SARs, restricted and unrestricted stock and stock units, performance awards and other awards that are convertible into or otherwise based on our common stock. Dividend equivalents may also be provided in connection with awards under the 2021 Plan.

•

Stock Options and SARs. The Administrator may grant stock options, including ISOs, and SARs. A stock option is a right entitling the holder to acquire shares of our common stock upon payment of the applicable exercise price. A SAR is a right entitling the holder upon exercise to receive an amount (payable in cash or shares of equivalent value) equal to the excess of the closing price of the shares subject to the right over the base value from which appreciation is measured. The exercise price per share of each stock option, and the base value of each SAR, granted under the 2021 Plan will not be less than 100% of the closing price of a share on the date of grant (or, if no closing price is reported on that date, the closing price on the immediately preceding date on which a closing price was reported) (110% in the case of certain ISOs). Other than in connection with certain corporate transactions or changes to our capital structure, stock options and SARs granted under the 2021 Plan may not be repriced, amended, or substituted for with new stock options or SARs having a lower exercise price or base value, nor may any consideration be paid upon the cancellation of any stock options or SARs that have a per share exercise or base price greater than the closing price of a share on the date of such cancellation (or, if no closing price is reported on that date, the closing price on the immediately preceding date on which a closing price was reported), in each case, without shareholder approval. Each stock option and SAR will have a maximum term of not more than ten years from the date of grant (or five years, in the case of certain ISOs).

•

Restricted and Unrestricted Stock and Stock Units. The Administrator may grant awards of stock, stock units, restricted stock and restricted stock units. A stock unit is an unfunded and unsecured promise, denominated in shares, to deliver shares or cash measured by the value of shares in the future, and a restricted stock unit is a stock unit that is subject to the satisfaction of specified performance or other vesting conditions. Restricted stock are shares subject to restrictions requiring that they be forfeited, redelivered or offered for sale to us if specified performance or other vesting conditions are not satisfied.

•	Performance Awards. The Administrator may grant performance awards, which are awards subject to the achievement of performance criteria.

•	Other Share-Based Awards. The Administrator may grant other awards that are convertible into or otherwise based on shares of our common stock, subject to such terms and conditions as it determines.

•

Substitute Awards. The Administrator may grant substitute awards in connection with certain corporate transactions, which may have terms and conditions that are different from the terms and conditions of the 2021 Plan.

Non-Employee Director Limits. Beginning in calendar year 2022, the aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including the grant date fair value of awards granted under the 2021 Plan and cash fees or other compensation paid by us to such director outside of the 2021 Plan for services as a director during such calendar year (which, for the avoidance of doubt, will not include compensation granted or paid to a director for services other than as a director, including without limitation, for services as a consultant or advisor to the Company), is subject to a limit of $750,000 in the aggregate ($1,000,000 in the aggregate with respect to a director’s first calendar year of service on our Board of Directors).

Vesting; Terms of Awards. The Administrator determines the terms and conditions of all awards granted under the 2021 Plan, including the time or times an award vests or becomes exercisable, the terms and conditions on which an award remains exercisable, and the effect of termination of a participant’s employment or service on an award. The Administrator may at any time accelerate the vesting or exercisability of an award.

Non transferability of Awards. Except as the Administrator may otherwise determine, awards may not be transferred other than by will or by the laws of descent and distribution.

Adjustments Upon Certain Covered Transactions. In the event of certain covered transactions (including the consummation of a consolidation, merger or similar transaction, the sale of all or substantially all of our assets or shares of our common stock, our dissolution or liquidation, or any other transaction determined by the Administrator), the Administrator may, with respect to outstanding awards, provide for (in each case, on such terms and subject to such conditions as it deems appropriate):

•	The assumption, substitution or continuation of some or all awards (or any portion thereof) by the acquiror or surviving entity;

•	The acceleration of exercisability or delivery of shares in respect of any award, in full or in part; and/or

•

The cash payment in respect of some or all awards (or any portion thereof) equal to the difference between the fair market value of the shares subject to the award and its exercise or base price, if any.

Except as the Administrator may otherwise determine, each award will automatically terminate or be forfeited immediately upon the consummation of the covered transaction, other than awards that are substituted for, assumed, or that continue following the covered transaction.

Adjustments Upon Changes in Capitalization. In the event of certain corporate transactions, including a stock dividend, extraordinary cash dividend, stock split or combination of shares (including a reverse stock split), recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off, split-up, or other similar change in our capital structure, the Administrator will make appropriate adjustments to the maximum number of shares that may be delivered under the 2021 Plan, the number and kind of securities subject to, and, if applicable, the exercise or purchase prices (or base values) of outstanding awards, and any other provisions affected by such event.

Recovery of Compensation. The Administrator may provide that any outstanding award, the proceeds of any award or shares acquired thereunder and any other amounts received in respect of any award or shares acquired thereunder will be subject to forfeiture and disgorgement to us, with interest and other related earnings, if the participant to whom the award was granted is not in compliance with any provision of the 2021 Plan or any award, or violates any non-competition, non-solicitation, no-hire, non-disparagement, confidentiality, invention assignment or other restrictive covenant in favor of the Company or any of its affiliates, or any Company policy that relates to trading on non-public information and permitted transactions with respect to shares of our common stock or provides for forfeiture, disgorgement or clawback, or as otherwise required by law or applicable stock exchange listing standards.

Amendment and Termination. The Administrator may at any time amend the 2021 Plan or any outstanding award and may at any time terminate the 2021 Plan as to future awards. However, except as expressly provided in the 2021 Plan, the Administrator may not alter the terms of an award so as to materially and adversely affect a participant’s rights without the participant’s consent (unless the Administrator expressly reserved the right to do so in the 2021 Plan or at the time the award was granted). Any amendments to the 2021 Plan will be conditioned on shareholder approval to the extent required by applicable law or stock exchange requirements.

2021 Employee Stock Purchase Plan

In connection with this offering, our Board of Directors intends to adopt the LifeStance Health Group, Inc. 2021 Employee Stock Purchase Plan (the “ESPP”). The following summary describes what we expect to be the material terms of the ESPP. This summary is not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP, which will be filed as an exhibit to the registration statement of which this prospectus is a part.

Purpose. The purpose of the ESPP is to enable eligible employees of us and our participating subsidiaries to use payroll deductions to purchase shares of our common stock, and thereby acquire an interest in us. The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code.

Administration. The ESPP will be administered by the compensation committee, which will have the discretionary authority to interpret the ESPP, determine eligibility under the ESPP, prescribe forms, rules and procedures relating to the ESPP, and otherwise do all things necessary or desirable to carry out the purposes of the ESPP. The compensation committee may delegate such of its duties, powers and responsibilities as it may determine to one or more of its members, members of our Board of Directors and our officers and employees, in each case, to the extent permitted by law. As used in this summary, the term “Administrator” refers to the compensation committee and its authorized delegates, as applicable.

Shares Subject to the ESPP. Subject to adjustment as described below, the aggregate number of shares of our common stock available for purchase pursuant to the exercise of options under the ESPP is 6,816,973 shares, plus an automatic annual increase, as of January 1 of each year beginning in 2022 and continuing through and including 2031, equal to the lesser of (i) one percent of the number of shares of our common stock outstanding as of the close of business on the immediately preceding December 31 and (ii) the number of shares determined by our Board of Directors on or prior to such date for such year, up to a maximum of 42,500,000 shares of our common stock in the aggregate. Shares to be delivered upon exercise of options under the ESPP may be authorized but unissued shares, treasury shares, or previously issued shares acquired by us. If any option granted under the ESPP expires or terminates for any reason without having been exercised in full or ceases for any reason to be exercisable in whole or in part, the unpurchased shares subject to such option will remain available for purchase under the ESPP.

Eligibility. Participation in the ESPP will generally be limited to our employees and employees of our subsidiaries who meet the eligibility requirements set forth in the ESPP and who satisfy the requirements set forth in the ESPP. The Administrator may establish additional or other eligibility requirements, or change the requirements set forth in the ESPP, to the extent consistent with Section 423 of the Code. Any employee who owns (or is deemed under statutory attribution rules to own) shares possessing five percent or more of the total combined voting power or value of all classes of shares of us or our parent or subsidiaries, if any, will not be eligible to participate in the ESPP.

General Terms of Participation. The ESPP allows eligible employees to purchase shares of our common stock during specified offering periods. On the first day of each offering period, eligible employees will be granted an option to purchase shares of our common stock on the last business day of the offering period. A participant may purchase a maximum of 5,000 shares with respect to any offering period (or such other number as the Administrator may prescribe). No participant will be granted an option under the ESPP that permits the participant’s right to purchase shares of our common stock under the ESPP and under all other employee stock purchase plans of us or our parent or subsidiaries, if any, to accrue at a rate that exceeds $25,000 in fair market value (or such other maximum as may be prescribed by the Code) for each calendar year during which any option granted to the participant is outstanding at any time, determined in accordance with Section 423 of the Code.

The purchase price of each share issued pursuant to the exercise of an option under the ESPP on an exercise date will be eighty-five percent (85%) (or such greater percentage as specified by the Administrator to the extent permitted under Section 423 of the Code) of the lesser of: (a) the closing price of a share of our common stock on the date the option is granted (or, if no closing price is reported on that date, the closing price on the immediately preceding date on which a closing price was reported), which will be the first day of the offering period, and (b) the closing price of a share of our common stock on the exercise date (or, if no closing price is reported on that date, the closing price on the immediately preceding date on which a closing price was reported), which will be the last business day of the offering period.

The Administrator has the discretion to change the commencement and exercise dates of offering periods, the purchase price, the maximum number of shares that may be purchased with respect to any offering period, the duration of any offering periods and other terms of the ESPP, in each case, without shareholder approval, except as required by law.

Participants in the ESPP will pay for shares purchased under the ESPP through payroll deductions.

Transfer Restrictions. For participants who have purchased shares under the ESPP, the Administrator may impose restrictions prohibiting the transfer, sale, pledge or alienation of such shares, other than by will or by the laws of descent and distribution, for such period as may be determined by the Administrator.

Adjustments. In the event of a stock dividend, extraordinary cash dividend, stock split or combination of shares (including a reverse stock split), recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off, split-up, or other similar change in our capital structure that constitutes an equity restructuring, the Administrator will make appropriate adjustments to the maximum number and type of shares available for purchase under the ESPP, the number and type of shares granted under any outstanding options, the maximum number and type of shares purchasable under any outstanding option and/or the purchase price per share under any outstanding option.

Covered Transactions. In the event of (i) a consolidation, merger or similar transaction or series of related transactions, including a sale or other disposition of stock, in which we are not the surviving entity or which results in the acquisition of all or substantially all of our then outstanding common stock by another person, (ii) a sale or transfer of all or substantially all of our assets, or (iii) a dissolution or liquidation, the Administrator may provide that each outstanding option will be assumed or substituted for or will be cancelled and the balances of participants’ accounts returned, or that the option period will end before the date of the proposed covered transaction.

Amendment and Termination. The Administrator has discretion to amend the ESPP to any extent and in any manner it may deem advisable, provided that any amendment that would be treated as the adoption of a new plan for purposes of Section 423 of the Code will require shareholder approval. The Administrator may suspend or terminate the ESPP at any time.

2021 Cash Incentive Plan

In connection with this offering, our Board of Directors intends to adopt the LifeStance Health Group, Inc. 2021 Cash Incentive Plan (the “Cash Incentive Plan”). Following its adoption, the Cash Incentive Plan will provide for the grant of cash-based incentive awards to our and our affiliates’ executive officers, key employees and key service providers. The following summary describes what we expect to be the material terms of the Cash Incentive Plan. This summary is not a complete description of all provisions of the Cash Incentive Plan and is qualified in its entirety by reference to the Cash Incentive Plan, which will be filed as an exhibit to the registration statement of which this prospectus is a part.

Purpose. The purpose of the Cash Incentive Plan is to advance our interests by providing for the grant of cash-based incentive awards to our and our affiliates’ executive officers, key employees and key service providers that will attract, retain, and reward such persons and incentivize them to attain key Company performance criteria and metrics.

Plan Administration. The Cash Incentive Plan will be administered by the compensation committee and its delegates. As used in this summary, the term “Administrator” refers to the compensation committee and its authorized delegates, as applicable. The Administrator will have the discretionary authority to administer and interpret the Cash Incentive Plan and any awards; determine eligibility for and grant awards; adjust the performance criterion or criteria applicable to awards; determine, modify or waive the terms and conditions of any award; prescribe forms, rules and procedures relating to the Cash Incentive Plan and awards, and otherwise do all things necessary or desirable to carry out the purposes of the Cash Incentive Plan.

Eligibility and Participation. Executive officers, key employees and key service providers of us and our affiliates will be eligible to participate in the Cash Incentive Plan and will be selected from time to time by the Administrator to participate in the Cash Incentive Plan.

Awards; Performance Criteria. Awards under the Cash Incentive Plan will be made based on, and subject to achieving, specified criteria established by the Administrator. For each award granted under the Cash Incentive Plan, the Administrator will establish the performance criteria applicable to the award, the amount or amounts payable if the performance criteria are achieved and such other terms and conditions as the Administrator deems appropriate.

Payments Under an Award. A participant will be entitled to payment under an award only if all conditions to payment have been satisfied in accordance with the Cash Incentive Plan and the terms of the award. Following the end of a performance period, the Administrator will determine whether and to what extent the applicable performance criteria have been satisfied and will determine the amount payable under each award. The Administrator has the discretionary authority to increase or decrease the amount actually paid under any award.

Recovery of Compensation. Payments in respect of an award will be subject to forfeiture and disgorgement to us if the participant violates a non-competition, non-solicitation, confidentiality or other restrictive covenant or to the extent provided in any applicable Company policy that provides for forfeiture or disgorgement, or as otherwise required by law or applicable stock exchange listing standards.

Amendment and Termination. The Administrator may amend the Cash Incentive Plan or any outstanding award for any purpose, and may at any time terminate the Cash Incentive Plan as to any future grant of awards.

IPO Equity Grants

Our Board of Directors expects to grant restricted stock units (“RSUs”) to each of Mr. Lester, Ms. Booth, Mr. Qureshi and certain other employees and to Mr. Miller under the 2021 Plan upon the pricing of this offering. Because the number of RSUs to be granted in connection with this offering will be determined by reference to the initial public offering price in this offering, a change in the initial public offering price would have a corresponding impact on the number of RSUs.

The table below sets forth the approximate number of RSUs that would be granted if the initial public offering price were $15.00, $16.00 and $17.00 per share, respectively:

Name	Number of RSUs ($15 per share)	Number of RSUs ($16 per share)	Number of RSUs ($17 per share)
Michael K. Lester	1,584,803	1,614,427	1,640,565
Gwen H. Booth	528,268	538,142	546,855
Danish Qureshi	528,268	538,142	546,855
Other employees (in the aggregate)	3,330,437	3,339,492	3,347,482
William Miller	43,555	40,833	38,431
Total	6,015,331	6,071,036	6,120,188

For our named executive officers and certain of our non-named executive officer employees, the RSUs will vest as to one-third (1/3) of the RSUs on each of the first three anniversaries of the grant date. For certain other of our other employees and Mr. Miller, 40% of the RSUs will vest as to one third (1/3) of such RSUs on each of the first three anniversaries of March 8, 2021, and 60% of the RSUs will vest based on TPG’s achievement of specified return on investment thresholds which may be satisfied based on our average trading stock price following the consummation of this offering. In each case, vesting of the RSUs will generally be subject to the holder’s continued employment or service through the applicable vesting date.

Certain Relationships and Related Party Transactions

In addition to the equity and other compensation arrangements discussed in the section titled “Executive and Director Compensation,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

TPG Acquisition and Related Agreements

In connection with the TPG Acquisition, we entered into various agreements with our Principal Stockholders and members of our management. These include a partnership agreement and a management services agreement with our Principal Stockholders or their affiliates. These and related arrangements are described below.

TPG Acquisition

On April 14, 2020, LifeStance Health Holdings, Inc. entered into a merger agreement among LifeStance Health Holdings, Inc., Lynnwood Intermediate Holdings, Inc., Lynnwood Mergersub, Inc. and Shareholder Representative Services LLC, as the sellers’ representative (the “Merger Agreement”). Pursuant to the Merger Agreement, (i) the historic equity holders of LifeStance Health, LLC contributed a portion of their shares of LifeStance Health Holdings, Inc. to LifeStance TopCo, L.P. in exchange for equity interests of LifeStance TopCo, L.P. and (ii) an indirect subsidiary of LifeStance Ultimate Holdings, Inc. merged with and into LifeStance Health Holdings, Inc., with shareholders of LifeStance Health Holdings, Inc. receiving cash merger consideration in connection with cancellation of the remainder of their shares. Following the TPG Acquisition, we have conducted our business through LifeStance TopCo, L.P. and its consolidated subsidiaries and affiliated practices.

In connection with the closing of the TPG Acquisition, on May 14, 2020, the sellers, including Summit, Silversmith and members of our management team, received aggregate cash consideration of $648.6 million. In addition, pursuant to the Merger Agreement, LifeStance TopCo, L.P. issued 979,563,203.60 Class A-1 Units, 35,845,000 Class A-2 Units and 133,831,933 Class B Units to certain of our equity holders, including TPG, Summit, Silversmith and members of our management team.

Management Services Agreement

LifeStance TopCo, L.P., LifeStance Ultimate Holdings, Inc., Lynnwood Intermediate Holdings, Inc., LifeStance Health Holdings, Inc. and LifeStance Health, Inc. entered into a management services agreement on May 14, 2020 with certain of our executive officers and affiliates of our Principal Stockholders (collectively, the “Managers”), under which the Managers provide certain management and advisory services to us and our subsidiaries. These services include management, advisory, consulting, strategic planning and/or other specialized services that may be undertaken from time to time. As compensation for the general services under the agreement, we agreed to pay the Managers an ongoing annual fee. We also agreed to provide customary indemnification and expense reimbursement to the Managers. From May 14 through December 31, 2020, we paid $156,215 to the Managers in the aggregate pursuant to this agreement. In connection with the closing of this offering, the agreement will be terminated (subject to certain provisions, including indemnification and expense reimbursement, which survive termination), and we will pay a one-time termination fee of approximately $1.2 million to the Managers in accordance with the terms of the agreement, allocated among the Managers as provided therein.

Partnership Agreement

Prior to this offering, the partners of LifeStance TopCo, L.P. are the investment entities affiliated with the Principal Stockholders, certain members of management and our Board of Directors, and certain other equity holders. LifeStance TopCo, L.P. and such partners are party to a partnership agreement that sets forth certain provisions relating to their respective rights and obligations with respect to their partnership interests. The partnership agreement will be amended and restated in connection with the Organizational Transactions and LifeStance TopCo, L.P. will become a wholly-owned subsidiary of LifeStance Health Group, Inc.

Stockholders Agreement

In connection with this offering, we intend to enter into a stockholders agreement with certain of our stockholders, including investment entities affiliated with our Principal Stockholders. Pursuant to the stockholders agreement, we will be required to take all necessary action to cause the Board of Directors and its committees to include director candidates designated by our Principal Stockholders in the slate of director nominees recommended by the Board of Directors for election by our stockholders. These nomination rights are described in this prospectus in the sections titled “Management—Board Composition and Director Independence” and “Management—Board Committees.” The stockholders agreement will also provide that we will obtain customary director indemnity insurance and enter into indemnification agreements with our Principal Stockholders’ respective director designees.

Registration Rights Agreement

In connection with this offering, we intend to enter into a registration rights agreement with certain of our stockholders, including our executive officers and investment entities affiliated with our Principal Stockholders. The registration rights agreement will provide our Principal Stockholders and certain other holders with registration rights whereby, at any time following this offering and the expiration of any related lock-up period, our Principal Stockholders or our Chief Executive Officer, on behalf of certain other holders, can require us to register under the Securities Act shares of common stock, and the stockholders party to the agreement will have certain rights to sell their shares in registered offerings initiated by us, our Principal Stockholders or certain other holders. The registration rights agreement will also provide that we will use our best efforts to file a registration statement on Form S-3 for the resale of registrable securities held by our Principal Stockholders, as soon as we are eligible to do so.

Stock Transfer Restriction Agreement

In connection with this offering, we intend to enter into a stock transfer restriction agreement with certain of our stockholders, including our executive officers and investment entities affiliated with our Principal Stockholders. Pursuant to the stock transfer restriction agreement, (i) Summit and Silversmith will agree that, for 24 months following the closing of this offering (or such earlier time that Summit or Silversmith, as applicable, no longer has the right to nominate a director to serve on the Board of Directors and no longer has a representative serving on the Board of Directors), Summit and Silversmith will not transfer shares of common stock exceeding the pro rata percentage of shares of common stock sold by TPG prior to such time, (ii) certain of our executive officers agree that, for 24 months following the closing of this offering, each executive officer will not transfer shares of our common stock exceeding the greater of the pro rata percentage of shares of common stock sold by TPG prior to such time or 5.0% of such executive officer’s vested equity and (iii) certain of our employees and other stockholders will agree that, for 12 months following the closing of this offering, each such holder will not transfer shares of our common stock exceeding 50% of such holder’s vested equity.

Certain Relationships

From time to time, we collaborate with our Principal Stockholders and/or their affiliates to source and outsource certain goods and services to obtain the best terms available. We believe that all such arrangements have been entered into in the ordinary course of business and have been negotiated on commercially reasonable terms.

Director and Officer Indemnification Agreements

We provide indemnification protection to our directors and officers pursuant to provisions contained in our certificate of incorporation and bylaws, as well as through indemnification agreements with each individual which require us to indemnify such persons to the fullest extent permitted by applicable law. Certain members of our Board of Directors (specifically, Jeffrey Rhodes, Katherine Wood, Darren Black and Jeffrey Crisan) serve as designees of our Principal Stockholders.

Travel Expense Reimbursement

Michael K. Lester, our President and Chief Executive Officer, has the use of an aircraft which is leased and managed by Alert5, a limited liability company of which Mr. Lester is founder and member. Pursuant to an independent consulting agreement with Alert5 and Mr. Lester, we have agreed to reimburse Alert5 for Mr. Lester’s use of that aircraft in connection with the performance of his services under the consulting agreement at a fixed initial per-flight hourly rate, which is subject to adjustment at the end of each calendar year based on the actual fixed and out-of-pocket costs attributable or incurred, as applicable, in connection with the operation of the aircraft. Pursuant to the consulting agreement, we paid an aggregate of $545,795 to Alert5 in 2020 with respect to such aircraft.

Related Party Transactions Policy

In connection with this offering, we have adopted a policy with respect to the review, approval and ratification of related party transactions. Under the policy, our audit committee is responsible for reviewing and approving related party transactions. In the course of its review and approval of related party transactions, our audit committee will consider the relevant facts and circumstances to decide whether to approve such transactions. Related party transactions must be approved or ratified by the audit committee based on full information about the proposed transaction and the related party’s interest.

We did not have a written policy regarding the review and approval of related party transactions immediately prior to this offering. Nevertheless, with respect to such transactions, it was our policy for our Board of Directors to consider the nature of and business reason for such transactions, how the terms of such transactions compared to those which might be obtained from unaffiliated third parties and whether such transactions were otherwise fair to and in the best interests of, or not contrary to, our best interests.

Principal and Selling Stockholders

The following table sets forth information relating to the beneficial ownership of our common stock as of March 31, 2021 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares of common stock;

•	each of our current directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each of the selling stockholders.

The beneficial ownership information presented below gives effect to the Organizational Transactions and the effectiveness of our amended and restated certificate of incorporation. See “Organizational Structure” for additional information on the issuance of shares of common stock (including shares of common stock issued as restricted stock and subject to vesting) to holders of partnership interests in LifeStance TopCo, L.P.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC, which generally includes any shares over which a person exercises sole or shared voting and/or investment power. A person is also deemed to be a beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days. Except as otherwise indicated by the footnotes, and subject to applicable community property laws, the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock held by such person or entity.

The percentage of shares beneficially owned before this offering is computed on the basis of 340,848,648 shares of our common stock outstanding (including shares of common stock issued as restricted stock subject to vesting) as of March 31, 2021, after giving effect to the Organizational Transactions and the effectiveness of our amended and restated certificate of incorporation. The percentage of shares beneficially owned after this offering is computed on the basis of 373,648,648 shares of our common stock outstanding immediately after the completion of this offering (including shares of common stock issued as restricted stock subject to vesting). Shares of our common stock that a person has the right to acquire within 60 days of March 31, 2021 are deemed outstanding for purposes of computing the percentage ownership of such person’s holdings, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o LifeStance Health, Inc., 4800 N. Scottsdale Road, Suite 6000, Scottsdale, AZ 85251.

Name of beneficial owners	Shares beneficially owned before this offering		Number of shares being offered (without option)	Number of shares being offered (with option)	Shares beneficially owned after this offering (without option)		Shares beneficially owned after this offering (with option)
	Number	Percent			Number	Percent	Number	Percent
5% stockholders:

Parties to the Stockholders Agreement(1)	254,594,344	74.7%	7,200,000	13,200,000	247,394,344	66.2%	241,394,344	64.6%
TPG VIII Lynnwood Holdings Aggregation, L.P.(2)	185,510,385	54.4%	5,246,286	9,618,191	180,264,099	48.2%	175,892,194	47.1%
Summit Partners and affiliates(3)	48,402,774	14.2%	1,368,844	2,509,548	47,033,930	12.6%	45,893,226	12.3%
Silversmith Capital Partners and affiliates(4)	20,681,185	6.1%	584,870	1,072,261	20,096,315	5.4%	19,608,924	5.2%

Name and address of beneficial owners	Shares beneficially owned before this offering		Number of shares being offered (without option)	Number of shares being offered (with option)	Shares beneficially owned after this offering (without option)		Shares beneficially owned after this offering (with option)
	Number	Percent			Number	Percent	Number	Percent
Directors and named executive officers:
Michael K. Lester	21,276,916	6.2%	—	—	21,276,916	5.7%	21,276,916	5.7%
Gwen H. Booth	6,456,713	1.9%	—	—	6,456,713	1.7%	6,456,713	1.7%
Danish J. Qureshi	9,579,527	2.8%	—	—	9,579,527	2.6%	9,579,527	2.6%
Robert Bessler	3,047,282	*	—	—	3,047,282	*	3,047,282	*
Darren Black(5)	—	—	—	—	—	—	—	—
Jeffrey Crisan(6)	—	—	—	—	—	—	—	—
William Miller	359,335	*	—	—	359,335	*	359,335	*
Jeffrey Rhodes(7)	—	—	—	—	—	—	—	—
Eric Shuey	1,111,171	*	—	—	1,111,171	*	1,111,171	*
Katherine Wood(7)	—	—	—	—	—	—	—	—
All executive officers and directors as a group (17 persons)	61,140,979	17.9%	—	—	61,140,979	16.4%	61,140,979	16.4%

*	Less than 1%.
(1)

In connection with this offering, we will enter into a stockholders agreement whereby, among other things, (i) TPG, Summit and Silversmith will have the right to nominate directors and (ii) the stockholders party thereto, which include TPG, Summit and Silversmith, will agree to vote for such nominees. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

(2)

Shares of common stock held by TPG VIII Lynnwood Holdings Aggregation, L.P., a Delaware limited partnership (“TPG VIII Lynnwood”), whose general partner is TPG GenPar VIII, L.P., a Delaware limited partnership, whose general partner is TPG GenPar VIII Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings I, L.P., a Delaware limited partnership, whose general partner is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Holdings (SBS) Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation. David Bonderman and James G. Coulter are the sole shareholders of TPG Group Holdings (SBS) Advisors, Inc. and may therefore be deemed to beneficially own the shares of common stock held by TPG VIII Lynnwood. Messrs. Bonderman and Coulter disclaim beneficial ownership of the shares of common stock held by TPG VIII Lynnwood except to the extent of their pecuniary interest therein. The address of TPG VIII Lynnwood and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(3)

Represents 29,639,858 shares held by Summit Partners Growth Equity Fund IX-A, L.P., 18,506,717 shares held by Summit Partners Growth Equity Fund IX-B, L.P., 206,897 shares held by Summit Investors GE IX/VC IV, LLC, 27,659 shares held by Summit Partners Entrepreneur Advisors Fund II, L.P., and 21,643 shares held by Summit Investors GE IX/VC IV (UK), LP. Summit Partners, L.P. is the managing member of Summit Partners GE IX, LLC, which is general partner of Summit Partners GE IX, LP, which is the general partner of Summit Partners Growth Equity Fund IX-A, L.P. and Summit Partners Growth Equity Fund IX-B, L.P. Summit Master Company, LLC is (i) the sole member of Summit Partners Entrepreneur Advisors GP II, LLC, which is the general partner of Summit Partners Entrepreneur Advisors Fund II, L.P. and (ii) the general partner of Summit Partners L.P., which is the manager of Summit Investors Management, LLC, which is the manager of Summit Investors GE IX/VC IV, LLC, and the general partner of Summit Investors GE IX/VC (UK), L.P. Summit Master Company, LLC, as the sole member of Summit Partners Entrepreneur Advisors GP II, LLC and the managing member of Summit Investors Management, LLC, has delegated investment decisions, including voting and dispositive power, to Summit Partners, L.P. and its investment committee responsible for voting and investment decisions with respect to the Company. Summit Partners, L.P., through a three-person investment committee, currently composed of Peter Y. Chung, Mark A. deLaar and Craig D. Frances, has voting and dispositive authority over the shares held by each of these entities and therefore beneficially owns such shares. Each of the funds affiliated with Summit Partners, L.P., Mr. Chung, Mr. deLaar and Mr. Frances disclaims beneficial ownership of the shares, except, in each case, to the extent of such person’s or entity’s pecuniary interest therein. In this offering: (a) Summit Partners Growth Equity Fund IX-A, L.P. will sell 838,224 shares (or 1,536,743 shares if the underwriters exercise in full their option to purchase additional shares); (b) Summit Partners Growth Equity Fund IX-B, L.P. will sell 523,375 shares (or 959,521 shares if the underwriters exercise in full their option to purchase additional shares); (c) Summit Investors GE IX/VC IV, LLC will sell 5,851 shares (or 10,727 shares if the underwriters exercise in full their option to purchase additional shares); (d) Summit Partners Entrepreneur Advisors Fund II, L.P. will sell 782 shares (or 1,434 shares if the underwriters exercise in full their option to purchase additional shares); and (e) Summit Investors GE IX/VC IV (UK), LP. will sell 612 shares (or 1,122 shares if the underwriters exercise in full their option to purchase additional shares). The address for each of these persons is 222 Berkeley Street, 18th Floor, Boston, MA 02116.
(4)

Represents 14,229,805 shares held by Silversmith Capital Partners I-A, LP, 5,147,317 shares held by Silversmith Capital Partners I-B, LP and 1,304,063 shares held by Silversmith Capital Partners I-C, LP (collectively, the “Silversmith Entities”). Silversmith Partners I GP, LLC is the general partner of Silversmith Partners I GP, LP, which is the general partner of the Silversmith Entities. In this offering: (a) Silversmith Capital Partners I-A, LP will sell 402,423 shares (or 737,775 shares if the underwriters exercise in full their option to purchase additional shares); (b) Silversmith Capital Partners I-B, LP will sell 145,568 shares (or 266,874 shares if the underwriters exercise in full their option to purchase additional shares); and (c) Silversmith Capital Partners I-C, LP will sell 36,879 shares (or 67,612 shares if the underwriters exercise in full their option to purchase additional shares). The address for each of these persons is 116 Huntington Avenue, 15th Floor, Boston, MA 02116.

(5)

Does not include shares beneficially owned by the Summit Entities. Mr. Black is a Managing Director of Summit Partners, L.P. The address of Mr. Black is 222 Berkeley Street, 18th Floor, Boston, MA 02116.

(6)

Does not include shares beneficially owned by the Silversmith Entities. Mr. Crisan is a Managing Director of Silversmith Partners 1 GP, LLC. The address of Mr. Crisan is 116 Huntington Avenue, 15th Floor, Boston, MA 02116.

(7)

Does not include shares beneficially owned by TPG VIII Lynnwood. Mr. Rhodes is a Partner of TPG. Ms. Wood is a Principal of TPG. The address of each of Mr. Rhodes and Ms. Wood is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Description of Indebtedness

General

On May 14, 2020 (the “Credit Facilities Closing Date”), LifeStance Health Holdings, Inc. (the “Borrower”) entered into the Existing Credit Agreement among the Borrower, Lynnwood Intermediate Holdings, Inc. (“Holdings”), Capital One, National Association, as administrative agent, collateral agent issuing bank and swing line lender, and each lender from time to time party thereto (collectively, the “Lenders” and individually, a “Lender”). The Existing Credit Agreement provides for senior secured credit facilities (the “Credit Facilities”) in the form of (i) $37.5 million original principal amount of Closing Date Term B-1 Loans (a portion of which were funded after the Credit Facilities Closing Date in the form of delayed draw commitments) and $222.5 million original principal amount of Closing Date Term B-2 Loans (a portion of which were funded after the Credit Facilities Closing Date in the form of delayed draw commitments) and (ii) $20.0 million of Revolving Commitments (as defined in the Existing Credit Agreement). On November 4, 2020 (the “First Amendment Date”), the Borrower entered into the First Amendment to the Credit Agreement which, among other things, provided for incremental Credit Facilities in the form of $16.6 million original principal amount of First Amendment Term B-1 Loans ($10.8 million original principal amount of which were funded on the date of such amendment, and $5.8 million original principal amount of which was provided in the form of delayed draw term loan commitments to be funded thereafter, subject to certain funding conditions) and $98.4 million original principal amount of First Amendment Term B-2 Loans ($64.2 million original principal amount of which were funded on the date of such amendment, and $34.2 million original principal amount of which was provided in the form of delayed draw term loan commitments to be funded thereafter, subject to certain funding conditions). On January 29, 2021, the Borrower entered into the Second Amendment to the Credit Agreement (“Second Amendment”). The Second Amendment provides for incremental delayed draw term loans in the aggregate principal amount of $50.0 million. The Second Amendment delayed draw term loans are subject to the same terms and conditions set forth in the Existing Credit Agreement.

At December 31, 2020, there was an aggregate principal amount of $30.1 million outstanding under the Closing Date Term B-1 Loans, $178.8 million outstanding under the Closing Date Term B-2 Loans, $10.8 million outstanding under the First Amendment Term B-1 Loans and $64.2 million outstanding under the First Amendment Term B-2 Loans. From December 31, 2020 through March 31, 2021, the Borrower had drawn $1.5 million and $9.2 million, respectively, of additional First Amendment Term B-1 Loans and First Amendment Term B-2 Loans pursuant to the delayed draw commitments thereunder (and, as of March 31, 2021, there were $5.7 million and $33.6 million, respectively, of undrawn delayed draw commitments remaining under the First Amendment Term B-1 Loans and First Amendment Term B-2 Loans). At March 31, 2021, there were revolving loans outstanding of $15.5 million under the Credit Facilities and no letters of credit issued under the Revolving Commitments. As a result, as of March 31, 2021, the Borrower had aggregate undrawn borrowing capacity under the Revolving Commitments of $4.5 million.

Interest and Fees

The loans under the Credit Facilities bear interest at a rate per annum equal to (A) adjusted LIBOR (which adjusted LIBOR, (x) solely with respect to the Closing Date Term B-1 Loan, Closing Date Term B-2 Loans, and loans under the Revolving Commitments, is subject to a minimum of 1.25% per annum and (y) solely with respect to the First Amendment Term B-1 Loan and First Amendment Term B-2 Loans, is subject to a minimum of 0.75% per annum), plus an applicable margin (i) in the case of Closing Date Term B-1 Loans, ranging from 3.25% to 3.75% per annum (depending on our first lien net leverage), (ii) in the case of Closing Date Term B-2 Loans, ranging from 8.22% to 8.72% per annum (depending on our first lien net leverage), (iii) in the case of loans under the Revolving Commitments, ranging from 4.50% to 4.75% per annum (depending on our first lien net leverage), (iv) in the case of the First Amendment Term B-1 Loans, of 3.00% per annum and (v) in the case of the First Amendment Term B-2 Loans, of 7.09% per annum, or (B) an alternate base rate (which will be the highest of (w) the prime rate, (x) 0.5% above the federal funds rate and (y) one-month adjusted LIBOR (subject to the floors set forth above) plus 1.00% per annum), plus an applicable margin (i) in the case of Closing Date Term B-1 Loans, ranging from 2.25% to 2.75% per annum (depending on our first lien net leverage), (ii) in the case of Closing Date Term B-2 Loans, ranging from 7.22% to 7.72% per annum (depending on our first lien net leverage), (iii) in the case of loans under the Revolving Commitments, ranging from 3.50% to 3.75% per annum (depending on our first lien net leverage), (iv) in the case of the First Amendment Term B-1 Loans, of 2.00% per annum and (v) in the case of the First Amendment Term B-2 Loans, of 6.09% per annum.

In addition, the Borrower is required to pay a quarterly undrawn commitment fee of 2.0% per annum on the undrawn delayed draw term loan commitments under the Closing Date Term B-1 Loans and Closing Date Term B-2 Loans (increasing to 3.0% per annum following the first anniversary of the Credit Facilities Closing Date), and the Borrower is required to pay a quarterly undrawn commitment fee of 1.0% per annum on the undrawn delayed draw term loan commitments under the First Amendment Term B-1 Loans and First Amendment Term B-2 Loans (increasing to 2.0% per annum following the first anniversary of the First Amendment Date).

The Borrower is also required to pay a commitment fee of 0.50% per annum in respect of unused commitments under the Revolving Commitments, and is also subject to customary letter of credit and agency fees in connection with the Credit Facilities.

Maturity and Amortization

The Credit Facilities mature (a) with respect to the Closing Date Term Loans and the First Amendment Term Loans that have not been extended, May 14, 2026 and (b) with respect to the Closing Date Revolving Facility (as defined in the Existing Credit Agreement), to the extent not extended, May 14, 2025. Each Term Loan amortizes in equal quarterly installments in aggregate annual amounts equal to 1.0% per annum of the original principal amount funded under such Term Loan (including the initial amounts funded in the case of delayed draw term facilities), with the balance payable on the final maturity date.

Prepayments

The Term Loans require mandatory prepayments, subject to certain exceptions where applicable, in amounts equal to 100% of the net cash proceeds from certain asset sales and casualty and condemnation events (subject to a right of reinvestment), 100% of the net cash proceeds of the capital contribution amounts contributed to cure a financial covenant default and 100% of the net cash proceeds of certain indebtedness the incurrence of which was not permitted under the Credit Facilities at the time incurred, and are also subject to an annual mandatory prepayment in an amount equal to a percentage of excess cash flow (as set forth in the Credit Facilities) for the applicable fiscal year that depends on the first lien net leverage ratio as of the last day of each such fiscal year.

Voluntary prepayment of the Term Loans and reductions of commitments are permitted, in whole or in part, with prior notice, without premium or penalty (except LIBOR breakage costs or as set forth in the following sentence) in minimum amounts as set forth in the Credit Facilities. Voluntary prepayments of the Term Loans (and certain other prepayments or assignments, including in connection with an acceleration of the Term Loans) (i) on or prior to the first anniversary of the Credit Facilities Closing Date are subject to a make whole premium, (ii) after the first anniversary of the Credit Facilities Closing Date but on or prior to the second anniversary of the Credit Facilities Closing Date are subject to a premium of 3.00% of the amount so prepaid or assigned and (iii) after the second anniversary of the Credit Facilities Closing Date, but on or prior to the third anniversary of the Credit Facilities Closing Date, are subject to a premium of 1.00% of the amount so prepaid or assigned.

Covenants and Other Matters

The Credit Facilities include a number of negative covenants imposing certain restrictions on our business, including, among other things, restrictions on our ability to incur indebtedness, prepay or amend certain junior indebtedness, incur liens, make certain fundamental changes including mergers or dissolutions, pay dividends and make other payments, repurchases and redemptions in respect of capital stock, make loans and investments, sell assets, change our lines of business, enter into transactions with affiliates and certain other corporate actions. Such negative covenants are subject to customary and other agreed-upon exceptions. The Credit Facilities also are subject to customary affirmative covenants.

The Credit Facilities also contain a maximum total net leverage ratio financial maintenance covenant that is tested the last day of each fiscal quarter of the Borrower on a trailing four quarter basis, which requires the Borrower’s consolidated total net leverage ratio as of each such date to not exceed 8.00:1.00, which maximum level steps down to 7.25:1.00 beginning with the fiscal quarter ending June 30, 2022 and to 7.00:1.00 beginning with the fiscal quarter ending June 30, 2023. Such financial maintenance covenant is subject to customary equity cure provisions and may be amended or waived with the consent of the lenders holding a majority of the commitments and loans under the Credit Facilities.

The Credit Facilities contain a number of customary events of default, including with respect to changes of control. In the event of a default, subject to varying cure periods and rights for certain events of default, the Administrative Agent and the required Lenders may, at their option, take various actions, including the acceleration of amounts due thereunder, the termination of loan commitments under the Credit Facilities and/or other actions permitted to be taken by a secured creditor.

Collateral and Guarantees

Our obligations under the Credit Facilities are guaranteed by Holdings and certain of our direct and indirect subsidiaries, and such obligations are secured on a first priority basis by substantially all of the Borrower’s and the guarantors’ existing and future tangible and intangible assets, subject to certain exceptions.

Description of Capital Stock

General

The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws to be in effect at the completion of this offering, which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Under “Description of Capital Stock,” “we,” “us,” “our,” and “our Company” refer to LifeStance Health Group, Inc.

Upon completion of this offering, our authorized capital stock will consist of 800,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. After consummation of this offering, we expect to have 373,648,648 shares of our common stock outstanding and no shares of our preferred stock outstanding.

Common Stock

Dividend rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as the Board of Directors may determine from time to time. See “Dividend Policy.”

Voting rights. Each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock will have no cumulative voting rights.

Preemptive rights. Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

Conversion or redemption rights. Our common stock will be neither convertible nor redeemable.

Liquidation rights. Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Preferred Stock

Our Board of Directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges and relative participating, optional or special rights, as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our Board of Directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock. Upon consummation of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Stockholders Agreement

In connection with this offering, we intend to enter into a stockholders agreement with certain of our stockholders, including investment entities affiliated with our Principal Stockholders, pursuant to which such parties will have specified board representation rights, governance rights and other rights. See “Certain Relationships and Related Party Transactions.”

Registration Rights

Following the completion of this offering certain of our stockholders, including investment entities affiliated with our Principal Stockholders and certain of our executive officers will be entitled to rights with respect to the registration of shares of common stock under the Securities Act. These registration rights will be contained in a registration rights agreement that we intend to enter into with such stockholders in connection with this offering. See “Certain Relationships and Related Party Transactions.”

Anti-Takeover Effects of Our Certificate of Incorporation and Our Bylaws

Our amended and restated certificate of incorporation and our bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they may also discourage acquisitions that some stockholders may favor.

These provisions include:

•

Classified board. Our amended and restated certificate of incorporation provides that our Board of Directors is divided with respect to the time for which directors severally hold office into three classes of directors. As a result, approximately one-third of our Board of Directors is elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our Board of Directors. Our Board of Directors is currently composed of 8 members.

•

No cumulative voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting.

•

Requirements for removal of directors. Directors may only be removed for cause. However, any director who is designated for nomination by a Principal Stockholder pursuant to the terms of our stockholders agreement may be removed with or without cause by such Principal Stockholder with the approval of the holders of the majority of the total voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors, subject to the terms of our stockholders agreement.

•

Advance notice procedures. Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the Board of Directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our bylaws do not give the Board of Directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our Company.

•

Actions by written consent; special meetings of stockholders. Our amended and restated certificate of incorporation provides that, following the date on which our Principal Stockholders no longer beneficially own a majority of our common stock, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our amended and restated certificate of incorporation also provides that, except as otherwise required by law, special meetings of the stockholders can only be called by or at the direction of the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors.

•

Supermajority approval requirements. Certain amendments to our certificate of incorporation and shareholder amendments to our bylaws will require the affirmative vote of at least two-thirds of the voting power of the outstanding shares of our capital stock entitled to vote thereon.

•

Authorized but unissued shares. Our authorized but unissued shares of common and preferred stock are available for future issuance without stockholder approval. The existence of authorized but unissued shares of preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum

Our amended and restated certificate of incorporation provides that, subject to limited exceptions, the state or federal courts within the State of Delaware will be exclusive forums for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated by-laws, (4) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws or (5) any other action asserting a claim against us that is governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or to any claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the U.S. federal district courts shall be the exclusive forum for the resolution of any claims arising under the Securities Act. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware and certain federal securities law, these provisions may have the effect of discouraging lawsuits against our directors and officers. See “Risk Factors—Risks Related Our Common Stock and This Offering—Our amended and restated certificate of incorporation after this offering will designate courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, and also provide that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”), each of which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, stockholders, or employees.”

Section 203 of the DGCL

We have elected in our certificate of incorporation not to be subject to Section 203 of the DGCL (“Section 203”), an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s outstanding voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions):

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon the completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated pursuant to Section 203; or

•

at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

While we will not be subject to any anti-takeover effects of Section 203, our certificate of incorporation contains provisions that have the same effect as Section 203, except that they provide that investment funds affiliated with our Principal Stockholders will not be deemed to be an “interested stockholder,” regardless of the percentage of our voting stock owned by investment funds affiliated with our Principal Stockholders, and accordingly we will not be subject to such restrictions.

Corporate Opportunities

Our amended and restated certificate of incorporation provides that we renounce any interest or expectancy in the business opportunities of our Principal Stockholders and each of their respective partners, principals, directors, officers, members, managers and/or employees, including any of the foregoing who serve as officers or directors of the Company, and each such party shall not have any obligation to offer us those opportunities unless presented to one of our directors or officers in his or her capacity as a director or officer.

Limitations on Liability and Indemnification of Directors and Officers

Our certificate of incorporation limits the liability of our directors and officers to the fullest extent permitted by Delaware law and requires that we will provide them with customary indemnification. We also expect to enter into customary indemnification agreements with each of our directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable. We also maintain officers’ and directors’ liability insurance that insures against liabilities that our officers and directors may incur in such capacities.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Listing

We have applied to list our common stock on Nasdaq under the symbol “LFST.”

Shares Eligible for Future Sale

Before this offering, there has been no public market for our common stock. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise capital through sales of our equity securities.

As of March 31, 2021, we had 373,648,648 outstanding shares of our common stock (including shares of common stock issued as restricted stock subject to vesting), after giving effect to the Organizational Transactions and the issuance of shares of our common stock in this offering.

All of the shares to be issued in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 of the Securities Act described below. In addition, following this offering, 6,071,036 shares of common stock issuable pursuant to awards granted under certain of our equity plans that will be covered by a registration statement on Form S-8 will be freely tradable in the public market, subject to certain contractual and legal restrictions described below.

All of the remaining shares of our common stock outstanding after this offering will be “restricted securities,” as that term is defined in Rule 144 of the Securities Act, and we expect that substantially all of these restricted securities will be subject to the lock-up agreements described below. These restricted securities may be sold in the public market only if the sale is registered or pursuant to an exemption from registration, such as the safe harbors provided by Rule 144 or Rule 701 of the Securities Act, which are summarized below.

Lock-Up Restrictions

We, all of our directors and officers, the selling stockholders, and the holders of substantially all of the shares of our outstanding common stock and the securities convertible into our common stock have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC on behalf of the underwriters we and they will not, subject to limited exceptions, for a period of 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any Class A or Class B common units of LifeStance TopCo, L.P. or any securities convertible into or exercisable or exchangeable for them; or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any economic consequences of ownership of our common stock or any Class A or Class B common units of LifeStance TopCo, L.P. The lock-up restrictions and specified exceptions are described in more detail under “Underwriters (Conflicts of Interest).”

Rule 144

In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, any person who is not our affiliate and who has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us. In addition, under Rule 144, any person who is not our affiliate and has not been our affiliate at any time during the preceding three months and who has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.

Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of: (i) 1% of the number of shares of our common stock outstanding, which will equal approximately 3,736,486 shares immediately after this offering; and (ii) the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, any of our employees, directors, officers, consultants or advisors who acquired shares of common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 is entitled to sell such shares in reliance on Rule 144 but without compliance with certain of the requirements contained in Rule 144. Accordingly, subject to any applicable lock-up restrictions, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our affiliates may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our affiliates may resell those shares without compliance with minimum holding period requirements of Rule 144.

Equity Incentive Plans

Following this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock that are subject to outstanding options and other awards issuable pursuant to our equity incentive plans. Shares covered by such registration statement will be available for sale in the open market following its effective date, subject to certain Rule 144 limitations applicable to affiliates and the terms of lock-up restrictions applicable to those shares.

Registration Rights

Subject to the lock-up restrictions described above, following this offering, certain holders of our common stock may demand that we register the sale of their shares under the Securities Act or, if we file another registration statement under the Securities Act other than a Form S-8 covering securities issuable under our equity plans or on Form S-4, may elect to include their shares of common stock in such registration. Following such registered sales, the shares will be freely tradable without restriction under the Securities Act, unless held by our affiliates. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

10b5-1 Plans

After the offering, certain of our employees, including our executive officers and/or directors, may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to this offering described above.

Material U.S. Federal Income Tax Considerations For Non-U.S. Holders

The following is a summary of certain United States federal income tax consequences of the purchase, ownership and disposition of shares of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder (as defined below). This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership or disposition of shares of our common stock by prospective investors in light of their specific facts and circumstances. A “non-U.S. holder” means a beneficial owner of shares of our common stock (other than an entity treated as a partnership for United States federal income tax purposes) that is not, for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the existing and proposed U.S. Treasury regulations promulgated thereunder, administrative pronouncements, and rulings and judicial decisions interpreting the foregoing, in each case as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. This summary does not address all aspects of United States federal income taxes and does not address the alternative minimum tax, the Medicare equivalent tax, United States federal tax laws other than United States federal income tax laws (such as gift and, except as provided below, estate taxes), or any foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances or status. In addition, it does not represent a detailed description of the United States federal income consequences applicable to you if you are subject to special treatment under United States federal income tax laws (including if you are a United States expatriate, foreign pension fund, bank, dealer in securities, “controlled foreign corporation,” “passive foreign investment company,” financial institution, broker-dealer, insurance company, tax-exempt entity, a corporation that accumulates earnings to avoid United States federal income tax, a person subject to special tax accounting as a result of any item of gross income taken into account in an applicable financial statement under Section 451(b) of the Code, a person in a special situation such as our Principal Stockholders, persons that will (directly or by attribution) hold more than 5% of our common stock (by vote or value), those who have elected to mark securities to market or those who hold shares of common stock as part of a straddle, hedge, conversion transaction, or synthetic security or a partnership or other pass-through entity (or beneficial owner thereof) for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership and the partner. If you are a partner of a partnership holding our common stock, you should consult your tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of shares of our common stock.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction, and the application of any tax treaties.

Distributions on Common Stock

In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of shares of our common stock, the distribution generally will be treated as a dividend for United States federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s shares of our common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in shares of our common stock, the excess will be treated as gain from the disposition of shares of our common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Common Stock”). In addition, if we determine that we are classified as a “United States real property holding corporation” (see “—Gain on Disposition of Common Stock” below), we may be required to withhold 15% of any distribution that exceeds our current and accumulated earnings and profits.

Subject to the discussion below regarding effectively connected income, dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, as discussed further below. Even if our current or accumulated earnings and profits are less than the amount of the distribution, the applicable withholding agent may elect to treat the entire distribution as a dividend for U.S. federal withholding tax purposes. If U.S. federal income tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, the non-U.S. holder may obtain a refund of all or a portion of the excess amount withheld by timely filing a claim for refund with the IRS. Dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment, or, in certain cases involving individual holders, a fixed base) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. To obtain this exemption, a non-U.S. holder must provide a valid IRS Form W-8ECI properly certifying such exemption. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed, valid IRS Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals. You are urged to consult your own tax advisors regarding your entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may be entitled to a refund of any excess amounts withheld if the non-U.S. holder timely files an appropriate claim for refund with the IRS.

The foregoing discussion is subject to the discussion below under “—Information Reporting and Backup Withholding” and “—Additional Withholding Requirements.”

Gain on Disposition of Common Stock

Subject to the discussion of backup withholding and Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), below, any gain recognized by a non-U.S. holder on the sale or other disposition of shares of our common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder or, in certain cases involving individual holders, a fixed base of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for United States federal income tax purposes during the applicable period specified in the Code, and, in the case where shares of our common stock are regularly traded on an established securities market, the non-U.S. holder has owned, directly or constructively, more than 5% of our common stock at any time within the shorter of such applicable period specified in the Code and such non-U.S. Holder’s holding period for the shares of our common stock. There can be no assurance that our common stock will be treated as regularly traded on an established securities market for this purpose.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by United States source capital losses even though the individual is not considered a resident of the United States.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for United States federal income tax purposes). We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a U.S. citizen or resident (as specifically determined for United States federal estate tax purposes) at the time of the individual’s death will be included in the individual’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or agreement for the exchange of information.

A non-U.S. holder will not be subject to backup withholding on dividends (currently, at a rate of 24%) received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of shares of our common stock made within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Provision of an IRS Form W-8 appropriate to the non-U.S. holder’s circumstances will generally satisfy the certification requirements necessary to avoid the additional information reporting and backup withholding.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under FATCA, a 30% United States federal withholding tax may apply to any dividends paid on and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of shares of our common stock paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). An intergovernmental agreement between the United States and the entity’s jurisdiction may modify these requirements. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Distributions on Common Stock,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax upon filing a United States federal income tax return containing the required information (which may entail significant administrative burden). Proposed Treasury Regulations would eliminate FATCA withholding on payments of gross proceeds. Applicable withholding agents generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued, but such Treasury Regulations are subject to change. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of shares of our common stock.

Underwriters (Conflicts of Interest)

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Jefferies LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Jefferies LLC
TPG Capital BD, LLC
UBS Securities LLC
William Blair & Company, L.L.C.
Capital One Securities, Inc.
AmeriVet Securities, Inc.
Drexel Hamilton, LLC
R. Seelaus & Co., LLC
Siebert Williams Shank & Co., LLC
Total:	40,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The offering of the shares by the underwriters is subject to the underwriters’ right to reject any order in whole or in part. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 6,000,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 6,000,000 shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds to the selling stockholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $7.9 million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with FINRA up to $50,000.

The underwriters have informed us and the selling stockholders that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied to list our common stock on Nasdaq under the symbol “LFST.”

We, all of our directors and officers, the selling stockholders, and the holders of substantially all of the shares of our outstanding common stock and securities convertible into our common stock have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “Restricted Period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock beneficially owned by the locked-up party or any Class A or Class B common units of LifeStance TopCo, L.P. (the “Restricted Securities”) or any securities convertible into or exercisable or exchangeable for the Restricted Securities;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any economic consequences of ownership of the Restricted Securities; or

•	file any registration statement with the SEC relating to the offering of Restricted Securities,

whether any such transaction described above is to be settled by delivery of common stock, units of LifeStance TopCo, L.P. or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC on behalf of the underwriters, we or such other person will not, during the Restricted Period, make any demand for, or exercise any right with respect to, the registration of any Restricted Securities or any security convertible into or exercisable or exchangeable for Restricted Securities.

The restrictions described in the immediately preceding paragraph (the “Lock-Up Restrictions”) do not apply to:

(a)	transactions relating to shares of common stock acquired in open market transactions after the completion of this offering;

(b)	transfers of Restricted Securities by bona fide gift or to a charitable organization or non-profit educational institution in a transaction not involving a disposition for value;

(c)

transfers of Restricted Securities (i) as a result of the operation of law through estate, other testamentary document or intestate succession, (ii) to any immediate family member of the lock-up party or any trust for the direct or indirect benefit of the lock-up party or any immediate family member of the lock-up party, (iii) pursuant to a court order, qualified domestic order or in connection with a divorce settlement; provided that such Restricted Securities remain subject to the Lock-Up Restrictions, and, in the case of transfers under the foregoing clause (iii), if the lock-up party is required to file a report under Section 16(a) of the Exchange Act, the lock-up party shall include a statement in such report to the effect that such transfer occurred by operation of law or pursuant to a court order, qualified domestic order or in connection with a divorce settlement, as applicable; provided further, that no other public announcement or filing shall be required or shall be voluntarily made during the Restricted Period;

(d)	distributions of Restricted Securities to limited partners, members, nominees, stockholders or holders of similar equity interests in the lock-up party not involving a disposition of value;

(e)

transfers of Restricted Securities to a corporation, partnership, limited liability company, investment fund or other entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the lock-up party, or is wholly owned by the lock-up party and/or by members of the immediate family of the lock-up party, or, in the case of an investment fund, that is managed by, or is under common management with, the lock-up party; provided that if the lock-up party is required to file a report under Section 16(a) of the Exchange Act during the Restricted Period, the lock-up party shall include a statement in any such report regarding the circumstances of the transfer;

(f)

transfers to us in connection with the exercise or settlement of stock options, restricted stock units or other equity awards pursuant to any plan or agreement granting such an award to our or our affiliates’ employees or other service providers as described in this prospectus; provided that any remaining shares of common stock received upon such exercise or settlement will be subject to the Lock-Up Restrictions; and provided further that if the lock-up party is required to file a report under Section 16(a) of the Exchange Act during the Restricted Period, the lock-up party shall include a statement in any such report to the effect that (i) such transfer is in connection with the vesting or settlement of restricted stock units or incentive units, or the “net” or “cashless” exercise of options or other rights to purchase shares of common stock, as applicable, and (ii) the transaction was only with us;

(g)

dispositions to us upon our exercise of our right to repurchase or reacquire the lock-up party’s Restricted Securities in the event the lock-up party ceases to provide services to us pursuant to agreements in effect on the date of and as described in this prospectus; provided that any filing under Section 16(a) of the Exchange Act relating to such disposition shall clearly indicate that the Restricted Securities were repurchased or reacquired by us;

(h)

transfers of shares of common stock pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of common stock involving a “change of control” (as defined below) of us that occurs after the consummation of this offering, is open to all holders of our capital stock and has been approved by our board of directors; provided, that if such change of control is not consummated, such shares shall remain subject to the Lock-Up Restrictions (for the purposes of this exception, a “change of control” is defined as any bona fide third party tender offer, merger, consolidation or other similar transaction the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, other than us, becomes or would become the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of 50% or more of the total voting power of the voting stock of us or the surviving entity);

(i)

if permitted by our bylaws and applicable laws, the establishment of a trading plan on behalf of any of our shareholders, officers or directors pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of shares of common stock during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the lock-up party or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of shares of common stock may be made under such plan during the Restricted Period;

(j)

the issuance, transfer, conversion, reclassification, contribution, redemption or exchange of any of our securities pursuant to the Organizational Transactions; provided that any Restricted Securities and any securities convertible into or exercisable or exchangeable for Restricted Securities received in the Organizational Transactions remain subject to the Lock-Up Restrictions; provided further that, to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the lock-up party or us regarding the transfer, conversion, reclassification, redemption or exchange, as applicable, such announcement or filing shall include a statement to the effect that such transfer, conversion, reclassification, contribution, redemption or exchange, as applicable, occurred pursuant to the Organizational Transactions and no transfer of shares of common stock or other securities received upon exchange may be made during the Restricted Period;

(k)

pledges to any third-party pledgee in a bona fide, arm’s length transaction, to the extent necessary for bona fide business purposes, as collateral to secure obligations pursuant to lending or other arrangements between such third parties (or their affiliates or designees) and the undersigned and/or its affiliates or any similar arrangement relating to a financing agreement for the benefit of the undersigned and or its affiliates, provided that the terms of such pledge shall provide that the underlying Securities may not be transferred to the pledgee until the expiration of the Restricted Period; and

(l)	the transfer of shares of common stock to the underwriters in connection with this offering,

provided that in the case of any gift, transfer, distribution or pledge pursuant to clause (b), (c), (d), (e) or (k), each donee, transferee, distributee or pledgee, as applicable, shall sign and deliver a lock-up agreement substantially in the form thereof attached to the underwriting agreement and provided, further, that in the case of any gift, transfer or distribution pursuant to clause (a), (b), (c)(i)-(ii), (d) or (k), no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of our common stock or other Restricted Securities, shall be required or shall be voluntarily made during the Restricted Period, other than a filing on Form 5 made after the expiration of the Restricted Period.

The Lock-Up Restrictions also do not apply to us with respect to certain transactions, including (A) the sale of our common stock to the underwriters pursuant to the underwriting agreement, (B) the issuance of common stock in the Organizational Transactions, (C) the issuance by us of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus as described herein, (D) facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of our Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the Restricted Period, (E) the grant by us of awards under equity incentive plans (including employee stock purchase plans) or other similar arrangements, so long as each plan or arrangement is disclosed in this prospectus, (F) the filing of a registration statement on Form S-8 (or equivalent form) with the SEC in connection with an employee stock compensation plan or agreement of our Company, which plan or agreement is disclosed in this prospectus, (G) the issuance of shares of common stock or other securities (including securities convertible into shares of common stock) in connection with the acquisition by us or any of our subsidiaries of the securities, businesses, joint ventures, products or technologies, properties or other assets of another person or entity or pursuant to any equity incentive plan or arrangement, or any employee benefit plan, assumed by us in connection with any such transaction (or any equity incentive plan or arrangement, or any employee benefit plan, to the extent used to issue awards, substitute awards or securities related to any such transaction); provided that the aggregate amount of Restricted Securities (on an as converted, as exercised or as exchanged basis) that we may sell or issue or agree to sell or issue pursuant to clause (G) shall not exceed 10% of the total number of shares of our common stock issued and outstanding immediately following the completion of the transactions contemplated by the underwriting agreement determined on a fully diluted basis, and (H) the issuance of shares of common stock to LifeStance Health Foundation, an Arizona nonprofit corporation, in an amount and as described under “Business—Employees and Human Capital Resources.

Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

If, prior to the expiration of the Restricted Period, Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC consent at their discretion, on behalf of the underwriters, to release any Restricted Securities held by any directors, officers, shareholders of 1.0% or more of our securities from the restrictions of any lock-up arrangement similar to that set forth in the lock-up agreements described above and/or entered into in connection with this offering (any such release being a “Triggering Release” and such party receiving such release being a “Triggering Release Party”), then a number of the locked-up party’s Restricted Securities subject to a lock-up agreement shall also be released from the Lock-Up Restrictions on a pro rata basis, such number of Restricted Securities being the total number of Restricted Securities held by the locked-up party on the date of the Triggering Release that are subject to a lock-up agreement multiplied by a fraction, the numerator of which shall be the number of Restricted Securities released pursuant to the Triggering Release and the denominator of which shall be the total number of Restricted Securities held by the Triggering Release Party on such date. Notwithstanding the foregoing, such Triggering Release shall not be applied (a) if the aggregate number of shares of common stock affected by such discretionary release, waiver, or termination, in whole or in part, excluding any release pursuant to clause (b) below, is less than or equal to 1.0% of our fully-diluted capitalization as measured immediately prior to the consummation of this offering; (b) with respect to any release granted to one of our directors or officers due to financial hardship, in any amount and subject to such terms as may be determined by Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC in their sole discretion; or (c) in the event of any primary or secondary public offering or sale of our Company’s securities that is underwritten (the “Underwritten Sale”) during the Restricted Period, in a transaction that complies with the terms of the underwriting agreement; provided that if the locked-up party has a contractual right to demand or require the registration of locked-up party’s Restricted Securities or otherwise “piggyback” on a registration statement filed by us for the offer and sale of our securities, the locked-up party is offered the opportunity to participate on a pro rata basis in the Underwritten Sale consistent with such contractual rights and the locked-up party is released from its lockup restrictions set forth herein to the extent of the locked-up party’s participation in such Underwritten Sale or such contractual rights are waived pursuant to the terms thereof. In the event of a Triggering Release, we shall use commercially reasonable efforts to notify the locked-up party within five business days of the occurrence of such Triggering Release, which notification obligation may be satisfied by the issuance of a press release through a major news service, or on a Form 8-K, announcing such Triggering Release; provided that the failure by us to give such notice shall not give rise to any claim or liability against us or Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, except, in respect of us, in the case of bad faith on the part of us.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. An affiliate of Capital One Securities, Inc. is a lender under the Existing Credit Agreement and will receive a portion of the proceeds from this offering used to repay amounts outstanding under the Existing Credit Agreement.

In addition, in the ordinary course, the underwriters, their respective affiliates and their respective associated persons may make or hold a broad array of investments and actively trade debt, equity and convertible securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, as applicable, and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Conflicts of Interest

An affiliate of TPG Capital BD, LLC will beneficially own in excess of 10% of our issued and outstanding common stock. As a result of the foregoing relationship, TPG Capital BD, LLC, an affiliate of TPG and an underwriter in this offering, is deemed to have a “conflict of interest” under Rule 5121. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the member primarily responsible for managing this public offering does not have a conflict of interest, is not an affiliate of any member that has a conflict of interest and meets the requirements of paragraph (f)(12)(E) of Rule 5121. TPG Capital BD, LLC will not confirm sales of the securities to any account over which it exercises discretionary authority without the specific written approval of the account holder.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us, the selling stockholders and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each EEA Member State (each a “Relevant Member State”), no shares of our common stock have been offered or will be offered pursuant to the offering to the public in that Relevant Member State prior to the publication of a prospectus in relation to our common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that our common stock may be offered to the public in that Relevant Member State at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation) subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of our common stock shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an ‘offer to the public’ in relation to shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares of our common stock under, the offering contemplated hereby will be deemed to have represented, warranted and agreed to and with each of the underwriters and their affiliates and the Company that:

(a)	it is a qualified investor within the meaning of the Prospectus Regulation; and

(b)

in the case of any shares of our common stock acquired by it as a financial intermediary, as that term is used in Article 5 of the Prospectus Regulation, (i) the shares of our common stock acquired by it in the offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the Prospectus Regulation and the prior consent of the underwriters has been given to the offer or resale; or (ii) where the shares of our common stock have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares of our common stock to it is not treated under the Prospectus Regulation as having been made to such persons.

The Company, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire shares of our common stock in the offering.

United Kingdom

This prospectus and any other material in relation to our common stock described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with persons who are (i) persons having professional experience in matters relating to investments who fall within the definition of investment professionals in Article 19(5) of the FPO; or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the FPO; (iii) outside the UK; or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any shares of our common stock may otherwise lawfully be communicated or caused to be communicated, (all such persons together being referred to as “Relevant Persons”). Shares of our common stock are only available in the UK to, and any invitation, offer or agreement to purchase or otherwise acquire the shares will be engaged in only with, the Relevant Persons. This Prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the UK. Any person in the UK that is not a Relevant Person should not act or rely on this Prospectus or any of its contents.

No shares of our common stock have been offered or will be offered pursuant to the Offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the Global Coordinators for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA.

provided that no such offer of shares of our common stock shall require the Company and/or any underwriters or any of their affiliates to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to shares of our common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Each person in the UK who acquires any shares of our common stock in the offering or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company, the underwriters and their affiliates that it meets the criteria outlined in this section.

Canada

The shares of our common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares of our common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, (Chapter 289) of Singapore (as modified or amended from time to time, the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Solely for the purposes of our obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 (“CMP Regulations”)) that the shares of common stock are “prescribed capital markets products” (as defined in the CMP Regulations) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The shares of common stock have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”). The shares of common stock may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the common stock may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any common stock may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the common stock, you represent and warrant to us that you are an Exempt Investor.

As any offer of common stock under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the common stock you undertake to us that you will not, for a period of 12 months from the date of sale of the common stock, offer, transfer, assign or otherwise alienate those common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Brazil

The offer and sale of our common stock has not been, and will not be, registered (or exempted from registration) with the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under Law No. 6,385, of December 7, 1976, as amended, under CVM Rule No. 400, of December 29, 2003, as amended, or under CVM Rule No. 476, of January 16, 2009, as amended. Any representation to the contrary is untruthful and unlawful. As a consequence, our common stock cannot be offered and sold in Brazil or to any investor resident or domiciled in Brazil. Documents relating to the offering of our common stock, as well as information contained therein, may not be supplied to the public in Brazil, nor used in connection with any public offer for subscription or sale of common stock to the public in Brazil.

China

This prospectus will not be circulated or distributed in the People’s Republic of China (“PRC”) and the common stock will not be offered or sold and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

France

Neither this prospectus nor any other offering material relating to the common stock offered by this prospectus has been and will not be submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The common stock has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the common stock has been or will be:

(a)	released, issued, distributed or caused to be released, issued or distributed to the public in France;

(b)	used in connection with any offer for subscription or sale of the notes to the public in France.

Such offers, sales and distributions will be made in France only:

(c)

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case acting for their own account, or otherwise in circumstances in which no offer to the public occurs, all as defined in and in accordance with Articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

(d)	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

(e)

in a transaction that, in accordance with Article L.411-2-I-1°-or-2° -or 3° of the French Code monétaire et financier and Article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (offre au public).The common stock may not be distributed directly or indirectly to the public except in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier and applicable regulations thereunder.

Kuwait

The shares of our common stock has not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus and the offering and sale of the common stock in the State of Kuwait is restricted by law unless a license is obtained from the Kuwait Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus comes are required by us and the international underwriters to inform themselves about and to observe such restrictions. Investors in the State of Kuwait who approach us or any of the international underwriters to obtain copies of this prospectus are required by us and the international underwriters to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the common stock.

Qatar

The shares of our common stock described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the common stock. The common stock may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading venue (exchange or multilateral trading facility) in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to, the disclosure standards for issuing prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the common stock constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, or the common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of common stock.

United Arab Emirates

The shares of our common stock have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Chile

The shares of our common stock are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus supplement and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

Bermuda

The shares of our common stock may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands

The shares of our common stock are not being and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on our behalf. The common stock may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (each a “BVI Company”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the common stock for the purposes of the Securities and Investment Business Act, 2010 or the Public Issuers Code of the British Virgin Islands.

Korea

The shares of our common stock have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the common stock may be offered, sold or delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares of our common stock has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding 12 months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding 12 months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Taiwan

The shares of our common stock have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares our common stock in Taiwan.

South Africa

Due to restrictions under the securities laws of South Africa, the shares of our common stock are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

(a)	the offer, transfer, sale, renunciation or delivery is to:

(i)	persons whose ordinary business is to deal in securities, as principal or agent;

(ii)	the South African Public Investment Corporation;

(iii)	persons or entities regulated by the Reverse Bank of South Africa;

(iv)	authorized financial service providers under South African law;

(v)	financial institutions recognized as such under South African law;

(vi)

a wholly-owned subsidiary of any person or entity contemplated in (iii), (iv) or (v), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

(vii)	any combination of the person in (i) to (vi); or

(b)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) in South Africa is being made in connection with the issue of the common stock. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the common stock in South Africa constitutes an offer of the common stock in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in Section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within Section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA Relevant Persons.

Legal Matters

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Ropes & Gray LLP, Boston, MA. Ropes & Gray LLP and some of its attorneys are limited partners of RGIP, LP, which is an investor in certain investment funds advised by certain of the Principal Stockholders and often a co-investor with such funds. Upon the consummation of the offering, RGIP, LP will directly or indirectly own less than 1% of the outstanding shares of our common stock. Kirkland & Ellis LLP, New York, NY, will act as counsel to the underwriters.

Experts

The financial statements of LifeStance TopCo, L.P. as of December 31, 2020 and for the period from April 13, 2020 to December 31, 2020 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of LifeStance Health, LLC as of December 31, 2019 and for the period from January 1, 2020 to May 14, 2020 and for the year ended December 31, 2019 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statement of LifeStance Health Group, Inc. as of January 28, 2021 included in this prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Changes in Independent Registered Public Accounting Firm

On October 21, 2020, LifeStance TopCo, L.P. dismissed CliftonLarsonAllen LLP as our independent auditors. The decision to change our independent registered public accounting firm was communicated to CliftonLarsonAllen LLP by the audit committee of our Board of Directors and our Chief Financial Officer.

On December 11, 2020, CliftonLarsonAllen was reengaged to audit our restated consolidated financial statements as of and for the year ended December 31, 2018 and on January 8, 2021 was reengaged to audit our restated consolidated financial statements as of and for the year ended December 31, 2019. On February 9, 2021, CliftonLarsonAllen LLP reissued its opinions on the audits of our restated consolidated financial statements as of and for the years ended December 31, 2019 and 2018. The audit reports of CliftonLarsonAllen LLP on our financial statements as of and for the years ended December 31, 2019 and 2018 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principle. See “Risk Factors—We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting. If our remediation of the material weaknesses is not effective, or we fail to develop and maintain effective internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired, which could harm our business and negatively impact the value of our common stock” for additional information.

During the two most recent fiscal years ended December 31, 2019 and 2018 and the subsequent interim period through October 21, 2020, we had no disagreements with CliftonLarsonAllen LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused CliftonLarsonAllen LLP to make reference in connection with its report to the subject matter of the disagreement during the audits preceding its dismissal.

During the two most recent fiscal years ended December 31, 2019 and 2018 and the subsequent interim period through October 21, 2020 and for the interim period January 8, 2021 through February 9, 2021, there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

We have provided CliftonLarsonAllen LLP with a copy of the foregoing disclosures and requested that CliftonLarsonAllen LLP furnish us with a letter addressed to the SEC stating whether CliftonLarsonAllen LLP agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of that letter will be filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

Effective December 11, 2020, we engaged PricewaterhouseCoopers LLP (“PwC”) as our independent registered public accounting firm. PwC was engaged to perform a reaudit of the consolidated financial statements for December 31, 2019 and an audit for December 31, 2020. During the two most recent fiscal years ended December 31, 2019 and 2018 and the subsequent interim period through December 11, 2020, neither we, nor anyone acting on our behalf, consulted with PwC on matters that involved the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our consolidated financial statements or any of the matters described in Regulation S-K Item 304(a)(2)(i) or Regulation S-K Item 304(a)(2)(ii).

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information with respect to us and the common stock offered hereby, please refer to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The SEC’s website is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, we will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection at the website of the SEC referred to above.

We also maintain a website at www.lifestance.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus or the registration statement of which this prospectus forms a part, and is not incorporated by reference herein. We have included our website address in this prospectus solely for informational purposes and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase shares of our common stock.

Index to Consolidated Financial Statements

LifeStance Health Group, Inc.

Unaudited Financial Statement of LifeStance Health Group, Inc.

Balance Sheet as of March 31, 2021	F-2

Notes to Unaudited Balance Sheet	F-3

Audited Financial Statement of LifeStance Health Group, Inc.

Report of Independent Registered Public Accounting Firm	F-4

Balance Sheet as of January 28, 2021	F-5

Notes to Balance Sheet	F-6

LifeStance TopCo, L.P.

Unaudited Consolidated Financial Statements of LifeStance TopCo, L.P.

Consolidated Balance Sheets as of March 31, 2021 (Successor) and December 31, 2020 (Successor)	F-7

Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss) for the three months ended March 31, 2021 (Successor) and March 31, 2020 (Predecessor)	F-8

Consolidated Statement of Changes in Redeemable Units and Members’ Equity for the three months ended March 31, 2021 (Successor) and Consolidated Statement of Changes in Redeemable Convertible Preferred Units and Members’ Deficit for the three months ended March 31, 2020 (Predecessor)

F-9

Consolidated Statements of Cash Flows for the three months ended March 31, 2021 (Successor) and March 31, 2020 (Predecessor)	F-10

Notes to Unaudited Consolidated Financial Statements	F-11

Audited Consolidated Financial Statements of LifeStance TopCo, L.P.

Reports of Independent Registered Public Accounting Firm	F-31

Consolidated Balance Sheets as of December 31, 2020 (Successor) and December 31, 2019 (Predecessor)	F-33

Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss) for the period from April 13, 2020 to December 31, 2020 (Successor), and the period from January 1, 2020 to May 14, 2020 and the year ended December 31, 2019 (Predecessor)

F-34

Consolidated Statements of Changes in Redeemable Units and Members’ Equity for the period from April 13, 2020 to December 31, 2020 (Successor), and Consolidated Statements of Changes in Redeemable Convertible Preferred Units and Members’ Deficit for the period from January 1, 2020 to May 14, 2020 and the year ended December 31, 2019 (Predecessor)

F-35

Consolidated Statements of Cash Flows for the period from April  13, 2020 to December 31, 2020 (Successor), and the period from January 1, 2020 to May 14, 2020 and the year ended December 31, 2019 (Predecessor)

F-37

Notes to the Consolidated Financial Statements for the period from April 13, 2020 to December 31, 2020 (Successor), and the period from January 1, 2020 to May 14, 2020 and the year ended December 31, 2019 (Predecessor)

F-38

LIFESTANCE HEALTH GROUP, INC.

BALANCE SHEET

As of March 31, 2021

(Unaudited)

(in dollars)

	March 31, 2021	January 28, 2021 (Inception)
ASSETS
Total assets	$—	$—
Commitments and contingencies (Note 3)
STOCKHOLDERS’ EQUITY
Common Stock, par value $0.01 per share, 1,000 shares authorized, none issued or outstanding	$—	$—

Total stockholders’ equity	$—	$—

The accompanying notes are an integral part of this unaudited balance sheet.

LIFESTANCE HEALTH GROUP, INC.

NOTES TO UNAUDITED BALANCE SHEET

March 31, 2021

(in dollars)

NOTE 1 ORGANIZATION

LifeStance Health Group, Inc. (the “Company”) was formed as a Delaware corporation on January 28, 2021. The Company’s fiscal year end is December 31. The Company was formed for the purpose of completing a public offering and related transactions in order to carry on the business of LifeStance TopCo, L.P. and subsidiaries.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The balance sheet is presented in accordance with U.S. generally accepted accounting principles. Separate statements of income/(loss) and comprehensive income/(loss), changes in stockholders’ equity and cash flows have not been presented because there have been no activities in this entity as of March 31, 2021 and because the single transaction is fully disclosed below.

The balance sheet has been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business.

NOTE 3 COMMITMENTS AND CONTINGENCIES

As of March 31, 2021, the Company has no commitments and contingencies.

NOTE 4 COMMON STOCK

The Company is authorized to issue 1,000 shares of common stock, par value $0.01 per share, none of which have been issued or are outstanding.

NOTE 5 SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 12, 2021, the date that this financial statement was issued, and has concluded that there were no such events that require adjustment to the financial statements or disclosure in the notes to the financial statements.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of LifeStance TopCo, L.P.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of LifeStance Health Group, Inc. (the “Company”) as of January 28, 2021, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 28, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Seattle, Washington

May 12, 2021

We have served as the Company’s auditor since 2020.

LIFESTANCE HEALTH GROUP, INC.

BALANCE SHEET

As of January 28, 2021

(in dollars)

ASSETS
Total assets	$—
Commitments and contingencies (Note 3)
STOCKHOLDERS’ EQUITY
Common Stock, par value $0.01 per share, 1,000 shares authorized, none issued or outstanding	$—

Total stockholders’ equity	$—

The accompanying notes are an integral part of this balance sheet.

LIFESTANCE HEALTH GROUP, INC.

NOTES TO BALANCE SHEET

January 28, 2021

(in dollars)

NOTE 1 ORGANIZATION

LifeStance Health Group, Inc. (the “Company”) was formed as a Delaware corporation on January 28, 2021. The Company’s fiscal year end is December 31. The Company was formed for the purpose of completing a public offering and related transactions in order to carry on the business of LifeStance TopCo, L.P. (“LifeStance TopCo”) and Subsidiaries. Pursuant to a reorganization into a holding company structure, the Company will become a holding company and its principal asset will be a controlling equity interest in LifeStance TopCo.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Balance Sheet is presented in accordance with U.S. generally accepted accounting principles. Separate statements of income/(loss) and comprehensive income/(loss), changes in stockholders’ equity and cash flows have not been presented because there have been no activities in this entity as of January 28, 2021 and because the single transaction is fully disclosed below.

The Balance Sheet has been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business.

NOTE 3 COMMITMENTS AND CONTINGENCIES

As of January 28, 2021, the Company has no commitments and contingencies.

NOTE 4 COMMON STOCK

The Company is authorized to issue 1,000 shares of common stock, par value $0.01 per share, none of which have been issued or are outstanding.

NOTE 5 SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 12, 2021, the date that this financial statement was issued, and has concluded that there were no such events that require adjustment to the financial statements or disclosure in the notes to the financial statements.

LIFESTANCE TOPCO, L.P.

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2021 (SUCCESSOR) AND DECEMBER 31, 2020 (SUCCESSOR)

(unaudited)

(In thousands, except for par value)

	Successor
	March 31, 2021	December 31, 2020
CURRENT ASSETS
Cash and cash equivalents	$39,494	$18,829
Patient accounts receivable	47,768	43,706
Prepaid expenses and other current assets	22,316	13,745

Total current assets	109,578	76,280
NONCURRENT ASSETS
Property and equipment, net	70,802	59,349
Intangible assets, net	323,302	332,796
Goodwill	1,099,675	1,098,659
Deposits	2,926	2,647

Total noncurrent assets	1,496,705	1,493,451

Total assets	$1,606,283	$1,569,731

LIABILITIES, REDEEMABLE UNITS AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$5,913	$7,688
Accrued payroll expenses	45,357	38,024
Other accrued expenses	25,667	14,685
Current portion of contingent consideration	14,890	10,563
Other current liabilities	4,930	4,961

Total current liabilities	96,757	75,921

NONCURRENT LIABILITIES
Long term debt, net	387,298	362,534
Other noncurrent liabilities	14,150	11,363
Contingent consideration, net of current portion	1,093	5,851
Deferred tax liability, net	81,226	81,226

Total noncurrent liabilities	483,767	460,974

Total liabilities	$580,524	$536,895
COMMITMENT AND CONTINGENCIES (Note 16)
REDEEMABLE UNITS
Redeemable Class A units — 35,000 units authorized, issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	71,750	35,000
MEMBERS’ EQUITY
Common units A-1 — 959,563 units authorized, issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	959,563	959,563
Common units A-2 — 50,908 and 49,946 units authorized, issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	50,946	49,946
Common units B — 179,190 and 179,000 units authorized, 0 units issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	—	—
Additional paid-in capital	2,057	1,452
Accumulated deficit	(58,557)	(13,125)

Total members’ equity	954,009	997,836

Total liabilities, redeemable units and members’ equity	$1,606,283	$1,569,731

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

LIFESTANCE TOPCO, L.P.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME/(LOSS) AND COMPREHENSIVE INCOME/(LOSS) FOR THE THREE MONTHS ENDED MARCH 31, 2021 (SUCCESSOR) AND MARCH 31, 2020 (PREDECESSOR)

(unaudited)

(In thousands, except for Net Loss per Unit)

	Successor	Predecessor
	Three months ended March 31, 2021	Three months ended March 31, 2020
TOTAL REVENUE	$143,132	$73,106

OPERATING EXPENSES
Center costs, excluding depreciation and amortization shown separately below	99,134	51,634
General and administrative expenses	32,651	13,662
Depreciation and amortization	12,228	2,175

Total operating expenses	$144,013	$67,471

(LOSS) INCOME FROM OPERATIONS	$(881)	$5,635
OTHER INCOME (EXPENSE)
(Loss) gain on remeasurement of contingent consideration	(307)	354
Transaction costs	(1,534)	(953)
Interest expense	(8,632)	(1,680)
Other income (expense)	(89)	—

Total other income (expense)	(10,562)	(2,279)

(LOSS) INCOME BEFORE INCOME TAXES	(11,443)	3,356
INCOME TAX BENEFIT (PROVISION)	2,761	(703)

NET (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME	$(8,682)	$2,653

Cumulative dividend on Series A redeemable convertible preferred units (Note 12)	$—	$(445)
Accretion of Redeemable Class A units	(36,750)	—

NET (LOSS) INCOME AVAILABLE TO COMMON MEMBERS	$(45,432)	$2,208

NET LOSS PER UNIT, BASIC AND DILUTED	$(0.04)

Weighted-average units used to compute basic and diluted net loss per unit	1,044,969

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

LIFESTANCE TOPCO, L.P.

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN REDEEMABLE UNITS AND MEMBERS EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2021 (SUCCESSOR) AND UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED UNITS AND MEMBERS’ DEFICIT FOR THE THREE MONTHS ENDED MARCH 31, 2020 (PREDECESSOR)

(unaudited)

(In thousands)

	Class A Redeemable Units		Class A-1 Common Units		Class A-2 Common Units		Class B Common Units		Additional Paid-in Capital	Accumulated Deficit	Total Members’ Equity
Successor	Units	Amount	Units	Amount	Units	Amount	Units	Amount
Balances at December 31, 2020	35,000	$35,000	959,563	$959,563	49,946	$49,946	—	$—	$1,452	$(13,125)	$997,836
Net loss	—	—	—	—	—	—	—	—	—	(8,682)	(8,682)
Issuance of common units	—	—	—	—	962	1,000	—	—	—	—	1,000
Accretion of Redeemable Class A units	—	36,750	—	—	—	—	—	—	—	(36,750)	(36,750)
Unit-based compensation expense	—	—	—	—	—	—	—	—	605	—	605

Balances at March 31, 2021	35,000	$71,750	959,563	$959,563	50,908	$50,946	—	$—	$2,057	$(58,557)	$954,009

	Series A Redeemable Convertible Preferred Units		Series A-1 Redeemable Convertible Preferred Units		Class A Common Units		Class C Common Units		Additional Paid-in Capital	Accumulated Deficit	Total Members’ Deficit
Predecessor	Units	Amount	Units	Amount	Units	Amount	Units	Amount
Balances at December 31, 2019	16,459	$20,261	109,838	$282,652	25,252	$3	4,980	$—	$—	$(166,358)	$(166,355)
Net income	—	—	—	—	—	—	—	—	—	2,653	2,653
Repurchases of Series A redeemable convertible preferred units	(333)	(500)	—	—	—	—	—	—	—	(500)	(500)

Balances at March 31, 2020	16,126	$19,761	109,838	$282,652	25,252	$3	4,980	$—	$—	$(164,205)	$(164,202)

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

LIFESTANCE TOPCO, L.P.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2021 (SUCCESSOR) AND 2020 (PREDECESSOR)

(unaudited)

(In thousands)

	Successor	Predecessor
	Three-months ended March 31, 2021	Three-months ended March 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(8,682)	$2,653
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	12,228	2,175
Unit-based compensation	605	—
Deferred income taxes	—	703
Amortization of debt issue costs	403	183
Loss (gain) on remeasurement of contingent consideration	307	(354)
Change in operating assets and liabilities, net of businesses acquired:
Patient accounts receivable	(3,116)	(5,514)
Prepaid expenses and other current assets	(8,042)	(3,860)
Accounts payable	3,014	(3,742)
Accrued payroll expenses	7,314	3,512
Other accrued expenses	5,878	6,640

Net cash provided by operating activities	9,909	2,396

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(11,081)	(8,643)
Acquisitions of businesses, net of cash acquired	(754)	(8,383)

Net cash used in investing activities	(11,835)	(17,026)

CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of Series A redeemable convertible preferred units	—	(1,000)
Payment of offering costs	(323)	—
Proceeds from long-term debt	26,200	52,750
Payments of debt issue costs	(955)	(558)
Payments of long-term debt	(785)	(18,178)
Payments of contingent consideration	(1,546)	(1,593)

Net cash provided by financing activities	22,591	31,421

NET INCREASE IN CASH AND CASH EQUIVALENTS	20,665	16,791

Cash and Cash Equivalents - Beginning of period	18,829	3,481

CASH AND CASH EQUIVALENTS – END OF PERIOD	$39,494	$20,272

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$6,806	$1,467
Cash paid for taxes	$3	$—
SUPPLEMENTAL DISCLOSURES OF NON CASH INVESTING AND FINANCING ACTIVITIES
Equipment financed through capital leases	$14	$413
Contingent consideration incurred in acquisitions of businesses	$808	$2,911
Acquisition of property and equipment included in liabilities	$7,498	$2,431
Unpaid deferred offering costs included in accounts payable	$1,871	$—

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

LIFESTANCE TOPCO, L.P.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands)

NOTE 1 NATURE OF THE BUSINESS

Description of Business

On April 13, 2020, LifeStance TopCo, L.P. (“LifeStance TopCo”) was incorporated in the state of Delaware. LifeStance TopCo was formed for the purpose of completing a merger transaction with affiliates of TPG Global, LLC (“TPG”) and Lynnwood MergerSub, Inc. (“Merger Sub”) in order to carry on the business of LifeStance Health, LLC and Subsidiaries.

On April 14, 2020, LifeStance Health Holdings, Inc. (“LifeStance Holdings”) entered into a merger agreement among LifeStance Holdings, Lynnwood Intermediate Holdings, Inc., Merger Sub and Shareholder Representative Services LLC, as the Sellers’ Representative (the “Merger Agreement”). Pursuant to the Merger Agreement, (i) the historic equity holders of LifeStance Health, LLC contributed their shares of LifeStance Holdings to LifeStance TopCo in exchange for equity interests of LifeStance TopCo and (ii) an indirect subsidiary of Lynnwood Ultimate Holdings, Inc. merged with and into LifeStance Holdings, with shareholders of LifeStance Holdings receiving cash merger consideration in connection with cancellation of the remainder of their shares.

On May 14, 2020 (the “Closing Date”), affiliates of TPG acquired a majority of the equity interests of LifeStance Holdings through certain newly formed subsidiaries (“TPG Acquisition”). In addition, pursuant to the Merger Agreement, LifeStance TopCo issued 979,563 Class A-1 Units and 35,845 Class A-2 Units to certain of its equity holders, including TPG, Summit Partners (“Summit”), Silversmith Capital Partners (“Silversmith”) and members of the Company’s management team. Prior to the Closing Date, references to the “Company” within these consolidated financial statements refer to LifeStance Health, LLC (Predecessor Company), while references to the “Company” on or after the Closing Date refer to LifeStance TopCo (Successor Company) which, along with its consolidated subsidiaries is operating under the brand name “LifeStance Health.”

On January 28, 2021, LifeStance Health Group, Inc. (“LHG”) was incorporated in the state of Delaware. LHG was formed for the purpose of completing a public offering and related transactions of the reorganization of the company upon effectiveness of a public offering. LHG will carry on the business of LifeStance TopCo and subsidiaries upon completion of a public offering.

The Company operates as a provider of outpatient mental health services, spanning psychiatric evaluations and treatment, psychological and neuropsychological testing, and individual, family and group therapy.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There have been no significant changes in accounting policies during the three months ended March 31, 2021 from those disclosed in the annual consolidated financial statements for the period from April 13, 2020 to December 31, 2020 (Successor), the period from January 1, 2020 to May 14, 2020 and the year ended December 31, 2019 (Predecessor) and the related notes.

Basis of Presentation and Principles of Consolidation

The Company has prepared the accompanying unaudited consolidated financial statements pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting, which includes the accounts of LifeStance TopCo, its wholly-owned subsidiaries and variable interest entities (“VIE”) in which LifeStance TopCo has an interest and is the primary beneficiary. Pursuant to these rules and regulations, the Company has omitted certain information and footnote disclosures it normally includes in its annual consolidated financial statements prepared in accordance with U.S. generally accepted accounting

LIFESTANCE TOPCO, L.P.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands)

principles (“U.S. GAAP”). All intercompany balances and transactions have been eliminated in consolidation. In management’s opinion, the Company has made all adjustments (consisting only of normal, recurring adjustments, except as otherwise indicated) necessary to fairly state its consolidated financial position, results of income/(loss) and comprehensive income/(loss) and cash flows. The Company’s interim period operating results do not necessarily indicate the results that may be expected for any other interim period or the full fiscal year. These financial statements and accompanying notes should be read in conjunction with the consolidated financial statements and notes thereto in the Company’s audited financial statements for the period from April 13, 2020 to December 31, 2020 (Successor), the period from January 1, 2020 to May 14, 2020 and the year ended December 31, 2019 (Predecessor).

Use of Accounting Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Variable Interest Entities

The Company evaluates its ownership, contractual and other interests in entities to determine if it has any variable interest in a VIE. These evaluations are complex, involve judgment, and the use of estimates and assumptions based on available information. If the Company determines that an entity in which it holds a contractual or ownership interest is a VIE and that the Company is the primary beneficiary, the Company consolidates such entity in its consolidated financial statements. The primary beneficiary of a VIE is the party that meets both of the following criteria: (i) has the power to make decisions that most significantly affect the economic performance of the VIE; and (ii) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. The Company performs ongoing reassessments of whether changes in the facts and circumstances regarding the Company’s involvement with a VIE will cause the consolidation conclusion to change.

The Company acquires and operates certain care centers which are deemed to be Friendly-Physician Entities (“FPE’s). As part of an FPE acquisition, the Company acquires 100% of the non-medical assets, however due to legal requirements the physician-owners must retain 100% of the equity interest. The Company’s agreements with FPEs generally consist of both a Management Service Agreement (“MSA”), which provide for various administrative and management services to be provided by the Company to the FPE, and Stock Transfer Restriction (“STR”) agreements with the physician-owners of the FPEs, which provide for the transition of ownership interest of the FPEs under certain conditions. The outstanding voting equity instruments of the FPEs are owned by the nominee shareholders appointed by the Company under the terms of the STR. The Company has the right to receive income as an ongoing administrative fee, which effectively absorbs all of the residual interests and has also provided financial support through loans to the FPEs. The Company has exclusive responsibility for the provision of all nonmedical services including facilities, technology and intellectual property required for the day-to-day operation and management of each of the FPEs, and makes recommendations to the FPEs in establishing the guidelines for the employment and compensation of the physicians and other employees of the FPEs. In addition, the STR provides that the Company has the right to designate a person(s) to purchase the equity interest of the FPE for a nominal amount in the event of a succession event at the Company’s discretion. Based on the provisions of these agreements, the Company determined that the FPEs are VIEs due to its equity holder having insufficient capital at risk, and the Company has a variable interest in the FPEs.

LIFESTANCE TOPCO, L.P.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands)

The contractual arrangements described above allow the Company to direct the activities that most significantly affect the economic performance of the FPEs. Accordingly, the Company is the primary beneficiary of the FPEs and consolidates the FPEs under the VIE model. Furthermore, as a direct result of nominal initial equity contributions by the physicians, the financial support the Company provides to the FPEs (e.g., loans) and the provisions of the contractual arrangements and nominee shareholder succession arrangements described above, the interests held by noncontrolling interest holders lack economic substance and do not provide them with the ability to participate in the residual profits or losses generated by the FPEs. Therefore, all income and expenses recognized by the FPEs are allocated to the Company members. The Company does not hold interests in any VIEs for which the Company is not deemed to be the primary beneficiary.

As noted previously, the Company acquires 100% of the non-medical assets of the VIE’s. The aggregate carrying values of the VIE’s total assets and total liabilities not purchased by the Company but included on the consolidated balance sheets were not material at March 31, 2021 and December 31, 2020.

New Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) and also issued subsequent amendments to the initial guidance: ASU 2017-13, ASU 2018-10, ASU 2018-11, ASU 2018-20, ASU 2019-01, ASU 2020-02, and ASU 2020-05 (collectively, “ASC 842”). ASC 842 outlines a comprehensive lease accounting model and supersedes the current lease guidance. The new guidance requires lessees to recognize lease liabilities and corresponding right-of-use assets for all leases with lease terms of greater than 12 months. It also changes the definition of a lease and expands the disclosure requirements of lease arrangements. ASC 842 is effective for private entities for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, inclusive of a one year deferral provided by ASU 2020-05. ASC 842 must be adopted using a modified retrospective method and early adoption is permitted. The Company is in the process of determining the impact of the adoption of ASC 842 on the Company’s consolidated financial statements and disclosures. However, given the Company’s current operating lease portfolio (see Note 16) the Company expects the recognition of the right-of-use assets and lease liabilities to have a material impact on the Company’s consolidated balance sheets.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments (Topic 326)-Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 requires an entity to utilize a new impairment model known as the current expected credit loss (“CECL”) model to estimate its lifetime “expected credit loss” and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. The CECL model is expected to result in more timely recognition of credit losses. ASU 2016-13 also requires new disclosures for financial assets measured at amortized cost, loans and available-for-sale debt securities. ASU 2016-13 is effective for private entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. ASU 2016-03 will apply as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is in the process of evaluating the impact of the adoption of ASU 2016-13 on the Company’s unaudited consolidated financial statements and disclosures.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. ASU 2019-12 is effective for private entities for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted, including adoption in any interim

LIFESTANCE TOPCO, L.P.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands)

period for public business entities for periods for which financial statements have not yet been issued and all other entities for periods for which financial statements have not yet been made available for issuance. The Company is in the process of evaluating the impact of the adoption of ASU 2019-12 on the Company’s unaudited consolidated financial statements and disclosures.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). This guidance provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions, subject to meeting certain criteria, that reference the London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. The amendments issued in March 2020 provide optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The amendments in ASU 2020-04 are effective for all entities as of March 12, 2020, through December 31, 2022. The Company is still evaluating the impact of adopting ASU 2020-04 on its consolidated financial statements and disclosures.

NOTE 3 TPG ACQUISITION

On April 14, 2020, LifeStance Holdings entered into a merger agreement among LifeStance Holdings, Lynnwood Intermediate Holdings, Inc., Merger Sub and Shareholder Representatives Services LLC. Immediately prior to the TPG Acquisition, LifeStance Health, LLC completed a reorganization pursuant to which the equity holders of LifeStance Health, LLC, including affiliates of Summit and affiliates of Silversmith (together with TPG and Summit, the Company’s “Principal Stockholders”) received a distribution of 100% of the equity interests of LifeStance Health Holdings, a direct subsidiary of LifeStance Health, LLC, in complete redemption of their equity interests of LifeStance Health, LLC. Pursuant to the TPG Acquisition, (i) the historic equity holders of LifeStance Health, LLC contributed a portion of their units of LifeStance Holdings to LifeStance TopCo in exchange for equity interests of LifeStance TopCo and (ii) an indirect subsidiary of LifeStance TopCo, merged with and into LifeStance Holdings, with shareholders of LifeStance Holdings receiving cash consideration in connection with cancellation of the remainder of their shares.

LifeStance TopCo has a controlling financial interest in LifeStance Holdings under the voting interest model. Therefore, the Company determined LifeStance TopCo would consolidate LifeStance Holdings. Further, the TPG Acquisition is considered to constitute a change in control of the LifeStance business, with LifeStance TopCo being deemed the acquirer. The TPG Acquisition has been accounted for using the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations, which requires, among other things, that the assets acquired and liabilities assumed be recognized at their acquisition date fair values, with any excess of the consideration transferred over the estimated fair values of the identifiable net assets acquired recorded as goodwill. Immediately prior to the transaction, LifeStance Health, LLC was the reporting entity. As noted above, this entity will be considered the predecessor entity and the period prior to and including May 14, 2020 will be the predecessor period. LifeStance Health, LLC was subsequently dissolved as part of the transaction. Given that LifeStance TopCo is the accounting acquirer, it will be considered the successor entity and the successor period will begin on April 13, 2020. For the period from April 13, 2020 through May 13, 2020, the operations of LifeStance TopCo were limited to those incident to its formation and the TPG Acquisition, which were not significant.

Pursuant to the merger, LifeStance TopCo issued 979,563 Class A-1 Units and 35,845 Class A-2 Units to certain of its equity holders, including TPG, Summit, Silversmith and members of the Company’s management team.

LIFESTANCE TOPCO, L.P.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands)

Following the acquisition, the Company has conducted its business through LifeStance TopCo, L.P. and its consolidated subsidiaries. All previously owned preferred units were converted into LifeStance TopCo common units upon the acquisition.

Total consideration transferred consisted of the following:

Cash consideration	$670,941
Class A-1 units	345,978
Class A-2 units	35,845

Total consideration transferred	$1,052,764

Fair Values of Assets Acquired and Liabilities Assumed

The following table summarizes the fair values of assets acquired and liabilities assumed as of the date of acquisition:

Allocation of Purchase Price	Amount
Cash	$27,224
Patient accounts receivable	25,152
Property and equipment	34,813
Prepaid expenses and other current assets	9,590
Deposits	1,766
Intangible assets	344,300
Goodwill	926,658

Total assets acquired	1,369,503

Accounts payable	3,456
Accrued payroll expenses	25,739
Other accrued expenses	48,655
Current portion of contingent consideration	5,861
Other current liabilities	1,848
Long-term debt, net	135,006
Other noncurrent liabilities	9,617
Contingent consideration, net of current portion	4,048
Deferred tax liability, net	82,509

Total liabilities assumed	316,739

Fair Value of net assets	$1,052,764

LIFESTANCE TOPCO, L.P.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands)

The following table summarizes the fair values of acquired intangible assets as of the date of the TPG Acquisition:

	Amount	Useful Life
Trade names – Corporate	$235,500	22.5 years
Trade names – Regional	22,900	5 years
Non-competition agreements – Executives	77,500	4 years
Non-competition agreements – Providers	8,400	5 years

Total intangible assets	$344,300

Pro Forma

The Company’s unaudited pro forma revenue and net loss for the years ended December 31, 2020 and 2019 below have been prepared as if the TPG Acquisition occurred on January 1, 2019.

	Year Ended December 31, 2020	Year Ended December 31, 2019
Revenue	$377,217	$212,518
Net loss	$(26,727)	$(52,463)

NOTE 4 ACQUISITIONS

During the three months ended March 31, 2021 (Successor) and March 31, 2020 (Predecessor), the Company completed the acquisitions of 1 and 3, respectively, outpatient mental health practices to gain market share and realize synergies in the mental health markets. The Company accounted for the acquisitions as business combinations using the acquisition method of accounting. The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date.

Total consideration transferred for these acquisitions consisted of the following:

	Successor	Predecessor
Total consideration transferred	Three months ended March 31, 2021	Three months ended March 31, 2020
Cash consideration	$700	$8,266
Debt consideration	—	500
Contingent consideration, at fair value	808	2,911

Total consideration transferred	$1,508	$11,677

The results of the acquired businesses have been included in the Company’s consolidated financial statements beginning after their acquisition dates. It is impracticable to provide historical supplemental pro forma financial information along with revenue and earnings subsequent to the acquisition dates for acquisitions during the period due to a variety of factors, including access to historical information and the operations of acquirees were integrated within the Company shortly after closing and are not operating as discrete entities within the Company’s organizational structure.

LIFESTANCE TOPCO, L.P.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands)

Fair Values of Assets Acquired and Liabilities Assumed

The following table summarizes the fair values of assets acquired and liabilities assumed as of the dates of acquisition:

	Successor	Predecessor
Allocation of Purchase Price	Three months ended March 31, 2021	Three months ended March 31, 2020
Cash	$40	$26
Patient accounts receivable	284	1,051
Property and equipment	18	155
Prepaid expenses and other current assets	6	80
Deposits	5	68
Intangible assets	125	1,772
Goodwill	1,117	9,775

Total assets acquired	1,595	12,927

Current liabilities	87	1,250

Total liabilities assumed	87	1,250

Fair value of net assets	$1,508	$11,677

The following table summarizes the fair values of acquired intangible assets as of the dates of acquisition:

	Successor	Predecessor
	Three months ended March 31, 2021	Three months ended March 31, 2020
Trade Name (1)	$77	$1,531
Non-Competition Agreements (2)	48	241

Total	$125	$1,772

(1)	Useful lives for trade names are 5 years.
(2)	Useful lives for non-competition agreements are 5 years.

Contingent Consideration

Under the provisions of the acquisition agreements, the Company may pay additional cash consideration in the form of earnouts, contingent upon the acquirees achieving certain performance and operational targets including employee retention and growth (see Note 7).

The following table summarizes the maximum contingent consideration based on the acquisition agreements:

	Successor	Predecessor
Contingent Consideration	Three months ended March 31, 2021	Three months ended March 31, 2020
Maximum contingent consideration based on acquisition agreements	$1,000	$3,250

LIFESTANCE TOPCO, L.P.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands)

NOTE 5 INTANGIBLE ASSETS

Intangible assets consist of the following:

March 31, 2021 (Successor)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life (Years)
Regional trade names	$30,554	$(4,705)	$25,849	5.0
LifeStance trade names	235,500	(9,241)	226,259	22.5
Non-competition agreements	90,137	(18,943)	71,194	4.1

Total intangible assets	$356,191	$(32,889)	$323,302

December 31, 2020 (Successor)	Gross carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life (Years)
Regional trade names	$30,477	$(3,178)	$27,299	5.0
LifeStance trade names	235,500	(6,624)	228,876	22.5
Non-competition agreements	90,089	(13,468)	76,621	4.1

Total intangible assets	$356,066	$(23,270)	$332,796

Gross carrying amount is based on fair value of the intangible assets determined at acquisitions. Total intangible asset amortization expense was $9,619 and $932 for the three months ended March 31, 2021 (Successor) and March 31, 2020 (Predecessor), respectively.

NOTE 6 PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	Successor
	March 31, 2021	December 31, 2020
Leasehold improvements	$45,088	$39,586
Computers and peripherals	6,857	5,749
Furniture, fixtures and equipment	9,686	8,726
Medical equipment	2,601	2,143
Construction in process	13,611	7,577

Total	$77,843	$63,781
Less: Accumulated depreciation	(7,041)	(4,432)

Total property and equipment, net	$70,802	$59,349

LIFESTANCE TOPCO, L.P.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands)

Depreciation expense consists of the following:

	Successor	Predecessor
	Three-months ended March 31, 2021	Three-months ended March 31, 2020
Depreciation expense	$2,609	$1,243

NOTE 7 FAIR VALUE MEASUREMENTS

The Company measures its contingent consideration liability at fair value on a recurring basis and classifies such as Level 3. The Company estimates the fair value of the contingent consideration liability based on the likelihood and timing of the contingent earn-out payments. The fair value is derived using valuation methodologies, such as a discounted cash flow model, and is not based on market exchange, dealer, or broker traded transactions. This valuation incorporates certain assumptions and projections in determining the fair value assigned to such liability. The valuation methodology differs depending on the type of earn-out target (that is, EBITDA based or full-time employee (“FTE”) retention and growth. The following is the summary of the significant assumptions used for the fair value measurement of the contingent consideration liability.

Valuation Technique	Range of Significant Assumptions
		March 31, 2021 (Successor)	December 31, 2020 (Successor)
Monte Carlo Simulation EBITDA based earn-outs as of March 31, 2021 (Successor) and December 31, 2020 (Successor)	Expected EBITDA	Acquisition specific	Acquisition specific
	Discount rate	17.25% - 18.75%	16.15% - 19.65%
	Counter-party risk premium	8.04%	8.46% - 8.77%
	Volatility	45%	50%

Probability-weighted analysis FTE based earn-outs as of March 31, 2021 (Successor) and December 31, 2020 (Successor)	Probability	25% - 100%	25% - 100%
	Discount rate	8.65%	8.65% - 8.68%

As of March 31, 2021 and December 31, 2020, the Company adjusted the fair value of the contingent consideration liability due to remeasurement at the reporting date. See Note 16 for discussion of payment contingent consideration made related to prior year acquisitions, fair value adjustments, and a rollforward of the contingent consideration balance from the prior year.

The following table presents information about the Company’s liabilities that are measured at fair value on a recurring basis using the above input categories:

March 31, 2021 (Successor)	Level 1	Level 2	Level 3	Total
Financial Instrument
Contingent consideration liability	$—	$—	$15,983	$15,983

December 31, 2020 (Successor)	Level 1	Level 2	Level 3	Total
Financial Instrument
Contingent consideration liability	$—	$—	$16,414	$16,414

LIFESTANCE TOPCO, L.P.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands)

NOTE 8 GOODWILL

Goodwill consists of the following:

Amount
Beginning balance as of April 13, 2020	$—
TPG Acquisition	926,658
Measurement period adjustment	2,977
Business acquisitions	169,024

Ending balance as of December 31, 2020 (Successor)	$1,098,659

Business acquisitions (Note 4)	1,117
Measurement period adjustments	(101)

Ending balance as of March 31, 2021 (Successor)	$1,099,675

Goodwill represented the excess of the purchase price over the net identifiable assets acquired and liabilities assumed. Goodwill is primarily attributable to the assembled workforce, customer and payor relationships and anticipated synergies and economies of scale expected from the integration of the businesses. The synergies include certain cost savings, operating efficiencies, and other strategic benefits projected to be achieved as a result of the acquisition. All goodwill is deductible for tax purposes except for goodwill in connection with the TPG Acquisition.

NOTE 9 LONG-TERM DEBT

Long-term debt consists of the following:

	Successor
	March 31, 2021	December 31, 2020
Term loans	$283,238	$283,950
Delayed Draw loans	100,497	89,870
Revolving loan	15,500	—

Total long-term debt	399,235	373,820
Less: Current portion of long-term debt	(3,837)	(3,738)
Less: Debt issue costs	(8,100)	(7,548)

Total Long-Term Debt, Net of Current Portion and Debt Issue Costs	$387,298	$362,534

The current portion of long-term debt is included within other current liabilities on the consolidated balance sheets. The fair value of long-term debt is based on the present value of future payments discounted by the market interest rates or the fixed rates based on current rates offered to the Company for debt with similar terms and maturities, which is a Level 2 fair value measurement. Long-term debt is presented at carrying value on the unaudited consolidated balance sheets. The fair value of long-term debt at March 31, 2021 (Successor) was $492,171.

On May 14, 2020, in connection with the TPG Acquisition, the successor company entered into the May 2020 Credit Agreement (the “May 2020 Credit Agreement”). The successor company did not assume any existing debt from the predecessor company. The May 2020 Credit Agreement resulted in the extinguishment of the March 2019 Credit Agreement recorded in the predecessor period, with the May 2020 Credit Agreement debt being

LIFESTANCE TOPCO, L.P.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands)

treated as a new issuance of debt in the successor period. Unamortized debt issue costs of $2,689 were included in the calculation of extinguishment of debt. The Company borrowed $210,000 in term loans and $50,000 in delayed draw loans, payable in quarterly principal and interest payments, with a maturity date of May 14, 2026. The interest rate is a variable interest rate determined at LIBOR plus 3.25% to 3.75%. The term loans and delayed draw loans are collateralized by the tangible assets and stock pledge of the Company. The Company also obtained access to a credit revolver with a total borrowing commitment of $20,000 with interest only payments until the maturity date of May 14, 2025.

On November 4, 2020, the Company amended the May 2020 Credit Agreement, adding an aggregate $115,000 in loan commitments by increasing the term loans by $75,000 and the delayed draw loans by $40,000. The underlying terms of the agreement remained the same.

In February 2021, the Company amended the May 2020 Credit Agreement, increasing the total loan commitment by $50,000, including increases in the term loan of $7,200 and the delayed draw loan of $42,800. The other terms of the agreement remained the same.

In February 2021, the Company drew $2,500 from the aforementioned credit revolver.

In February 2021, the Company drew $1,500 from the aforementioned May 2020 Credit Agreement.

The May 2020 Credit Agreement requires the Company to maintain compliance with certain restrictive financial covenants related to earnings, leverage ratios, and other financial metrics. The Company was in compliance with all debt covenants at March 31, 2021 (Successor) and March 31, 2020 (Predecessor).

Interest expense was $8,632 and $1,680 for the three-months ended March 31, 2021 (Successor) and March 31, 2020 (Predecessor), respectively.

Future principal payments on long-term debt are as follows:

Amount
Remainder of 2021	$2,878
2022	3,837
2023	3,837
2024	3,837
2025	3,837
Thereafter	381,009

Total	$399,235

Revolving Loan

Under the May 2020 Credit Agreement, the Company has a revolving loan from Capital One in the amount of $20,000. Any borrowing on the revolving loan is due in full on March 15, 2024. The revolving loan can be drawn upon at an interest rate equal to LIBOR plus 4.50% to 4.75%, depending on certain financial ratios. The unused revolving loan incurs a commitment fee of 0.5% per annum and the Company had an unused borrowing amount of $4,500 as of March 31, 2021 (Successor).

LIFESTANCE TOPCO, L.P.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands)

NOTE 10 TOTAL REVENUES

The Company’s total revenues are dependent on a series of contracts with third-party payors, which is typical for providers in the health care industry. The Company has determined that the nature, amount, timing and uncertainty of revenue and cash flows are affected by the payor mix with third-party payors which have different reimbursement rates.

The payor mix of fee-for-service revenue from patients and third-party payors consists of the following:

	Successor		Predecessor
	Three-months ended March 31, 2021		Three-months ended March 31, 2020
	Amount	% of Total Revenue	Amount	% of Total Revenue
Commercial	$128,258	90%	$63,102	87%
Government	5,723	4%	3,980	5%
Self-pay	7,764	5%	3,545	5%

Total patient service revenue	141,745	99%	70,627	97%
Nonpatient service revenue	1,387	1%	2,479	3%

Total	$143,132	100%	$73,106	100%

Among the commercial payors, five insurance companies comprise the following percentage of revenue. Two payors individually exceed 10% of the Company’s revenue for the three months ended March 31, 2021 (Successor) and March 31, 2020 (Predecessor), respectively.

	Successor	Predecessor
	Three months ended March 31, 2021	Three months ended March 31, 2020
Top five commercial payors	65%	66%
Top one payor	20%	22%
Top two payor	17%	20%

NOTE 11 INCOME TAXES

The provision (benefit) for income taxes is as follows:

	Successor	Predecessor
	Three months ended March 31, 2021	Three months ended March 31, 2020
(Benefit) Provision for income taxes	(2,761)	703

The effective tax rates for the three months ended March 31, 2021 (Successor) and March 31, 2020 (Predecessor) were 24.1% and 21.0%, respectively. The difference between the Company’s effective tax rates and the U.S. statutory tax rate of 21% was primarily due to state taxes and permanent differences. The Company regularly evaluates the realizability of its deferred tax assets and establishes a valuation allowance if it is more-likely-than-not that some or all the deferred tax assets will not be realized. No valuation allowance was recognized as of March 31, 2021 (Successor) or March 31, 2020 (Predecessor).

LIFESTANCE TOPCO, L.P.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands)

NOTE 12 REDEEMABLE CONVERTIBLE PREFERRED UNITS

On July 20, 2017, the Company executed the Amended and Restated Limited Liability Company Agreement which established the terms of the Series A-1 redeemable convertible preferred units (“Series A-1 Preferred Units”) and Series A redeemable convertible preferred units (“Series A Preferred Units”) (collectively, referred to as the “Preferred Units”), which were issued to various investors and employees of the Company. There were no changes to the Series A Preferred Units value as of March 31, 2020 as the redemption value is equal to its issuance price, and therefore, no remeasurement adjustment amount was recorded for the period ended March 31, 2020. The Series A-1 Preferred Units fair value per share did not change from December 31, 2019 to March 31, 2020 and therefore, no accretion was recorded for the three months ended March 31, 2020.

In connection with the TPG Acquisition, the holders of LifeStance Health, LLC’s Preferred Units exchanged 100% of their units for equity interest in LifeStance Holdings and the historic Preferred Unit holders contributed all of their interest in LifeStance Holdings to LifeStance TopCo, in exchange for LifeStance TopCo’s Class A Common Units and Class A-1 Common Units. The Preferred Units had a reverse stock split and were converted to Common Units of LifeStance TopCo. The Preferred Units are classified as mezzanine equity in the consolidated balance sheets and remeasured to their redemption value at each reporting date. The Series A Preferred Units’ redemption value is equal to its issuance price; as such, no remeasurement adjustment amount was recorded for the period ended May 14, 2020 and year ended December 31, 2019. The Series A-1 Preferred Units’ redemption value is equal to the greater of i) fair value at the redemption date, or ii) the sum of the issuance price plus any accumulated but unpaid dividends. Changes in the carrying amount of the Series A-1 Preferred Units will be charged against retained earnings (or additional paid-in capital in the absence of retained earnings until exhausted, at which point any remainder would increase accumulated deficit).

As discussed above, pursuant to the TPG Acquisition (see Note 3), the historic holders of Series A and Series A-1 Preferred Units exchanged all the units for equity interest in LifeStance Holdings, and subsequently exchanged equity interest for the successor’s Class A Units and Class A-1 Units. See Note 14 for more details on the exchange.

NOTE 13 UNIT-BASED COMPENSATION

Class C Units and Class A Units (Predecessor)

For the period ended March 31, 2020 and prior (Predecessor), the Board issued Class C Units and Class A Units options which represented options to purchase membership units in LifeStance Health, LLC. All Class C Units and Class A Units options were fully vested and exercised as of May 14, 2020 and all holders were granted LifeStance TopCo Class A-1 Units upon the TPG Acquisition occurring. No options to purchase Class C Units or Class A Units were outstanding at December 31, 2020 (Successor).

On the grant date, recipients of the Class C Units and Class A Units purchased the units at their fair market value paid in cash. The Company recorded total unit-based compensation expense of $0 for the three months ended March 31, 2020 (Predecessor) related to Class C Units and Class A Units, respectively.

Class B Profits Interests Units (Successor)

On May 14, 2020, the Company’s Board adopted the Partnership Interest Award Agreement (“Award Agreement”). From May 14, 2020 through March 31, 2021 (Successor), under the Award Agreement, the Company granted awards in the form of Profits Interests Units to employees, officers and directors.

LIFESTANCE TOPCO, L.P.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands)

These Profits Interests represent profits interest ownership in the Company tied solely to the accretion, if any, in the value of the Company following the date of issuance of such Profits Interests. Profits Interests participate in any increase of the Company value related to their profits interests after the hurdle value has been achieved.

A maximum of 179,190 Class B Profits Interests Units may be granted under the Award Agreement. Awards are granted on a discretionary basis and are subject to the approval of the Company’s Board of Directors. The Company granted 9,522 Class B Profits Interests Units awards during the period ended March 31, 2021 (Successor).

Holders of the Profits Interests Units receive distributions (other than tax distributions) only upon a liquidity event, as defined, that exceeds a threshold equivalent to the fair value of the Company, as determined by the Company’s Board, at the grant date. All awards include a repurchase option at the election of the Company for the vested portion upon termination of employment or service and any unvested awards will be forfeited.

Profits Interests Units are accounted for as equity using the fair value method, which requires the measurement and recognition of compensation expense for all profit interest-based payment awards made to the holders based upon the grant-date fair value. The Company has concluded that both the Service-Vesting Units and the Performance-Vesting Units are subject to a market condition and has assessed the market condition as part of its determination of the grant date fair value.

Accordingly, the Company determined the fair value of each award on the date of grant using a Monte Carlo simulation model with the following assumptions used for the grants issued for the three-month period ended March 31, 2021 (Successor):

Risk-free rate	0.3%
Volatility	45.0%
Time to liquidity event (years)	2.81

The volatility assumption used in the Monte Carlo simulation model is based on the expected volatility of public companies in similar industries, adjusted to reflect the differences between the Company and public companies in size, resources, time in industry, and breadth of service offerings.

The following is a summary of Class B Profits Interests Units for the three-month period ended March 31, 2021 (Successor):

	Class B Profits Interests	Weighted-Average Grant Date Fair Value
Outstanding, December 31, 2020	143,343	$0.13
Granted	9,522	0.16
Vested	—	—

Outstanding, March 31, 2021	152,865	$0.13

LIFESTANCE TOPCO, L.P.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands)

The following is a summary of the Class B Profits Interests Units corresponding hurdle values as of March 31, 2021 (Successor):

	Units Outstanding	Hurdle Value
	143,343	$1,045,471
	8,022	$1,120,678
	1,500	$3,438,634

Total	152,865

The Company recognized $605 in unit-based compensation expense related to the Class B Profits Interests for the three-months ended March 31, 2021 (Successor). These amounts are recognized within general and administrative expenses in the unaudited consolidated statements of income/(loss) and comprehensive income/(loss). At March 31, 2021 (Successor), the Company has approximately $10,812 in unrecognized unit-based compensation expense related to non-vested Service-Vesting awards that will be recognized over the weighted-average period of 4.2 years. At March 31, 2021 (Successor), the Company has $7,530 in unrecognized unit-based compensation expense related to Performance-Vesting units.

NOTE 14 MEMBERS’ EQUITY (DEFICIT)

Common Units

At March 31, 2021 (Successor) and December 31, 2020 (Successor), the Company has three classes of Common Units, which have been authorized and issued as follows:

	Successor
	March 31, 2021		December 31, 2020
	Units		Units
	Authorized	Issued	Authorized	Issued
Class A-1	959,563	959,563	959,563	959,563
Class A-2	50,908	50,908	49,946	49,946
Class B	179,190	—	179,000	—

Total units	1,189,661	1,010,471	1,188,509	1,009,509

The chief executive officer (“CEO”) has 35,000 redeemable Class A units. He has the right, upon termination for any reason other than proper cause, to put his redeemable Class A units back to the partnership at fair value (“Put Right”). The CEO (or permitted transferee) shall have this Put Right also upon death or disability. As this is both outside of the Company’s control and probable to eventually occur, the redeemable Class A units subject to this Put Right are classified as mezzanine equity and carried at fair value (i.e., redemption price). There was a change to the fair value between December 31, 2020 and March 31, 2021 of $36,750 resulting from a change in the probability assumption of an initial public offering.

Class A-1 Common Units have equal voting rights. Class A-2 and Class B Common Units are nonvoting units.

Upon the closing of the TPG Acquisition, the Company initiated two share exchanges for all outstanding shares, including Class A and Class C Units, as well as Series A and Series A-1 Preferred Units. Subsequent to the share exchanges, holders of the units received cash consideration for a portion of their units, and the remaining units were exchanged for Class A-1 and Class A-2 units of LifeStance TopCo based on a predetermined exchange

LIFESTANCE TOPCO, L.P.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands)

ratio. There were approximately 345,978 and 35,845 Class A-1 and Class A-2 units outstanding, respectively, as a result of the exchange of equity. No Class A Units or Class C Units were outstanding after the TPG Acquisitions as a result of the conversion.

See Note 13 for discussion regarding Class B Units.

NOTE 15 RELATED PARTY TRANSACTIONS

The Company leases 14 office facilities under operating leases with clinicians expiring through 2034. The leases provide for monthly minimum rent payments, and some include renewal options for additional terms. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease. Total related-party rent expense amounted to $537 and $240 for the three-months ended March 31, 2021 (Successor) and 2020 (Predecessor), respectively, and are included in center costs in the unaudited consolidated statements of income/(loss) and comprehensive income/(loss).

A summary of noncancelable future minimum operating lease payments under these leases is as follows:

Amount
Remainder of 2021	$1,544
2022	1,998
2023	1,754
2024	1,516
2025	1,417
Thereafter	241

Total	$8,470

In addition, management fees to TPG and certain executives of the Company were identified as related party transactions. Total related-party management fees amounted to $90 and $0 for the three-months ended March 31, 2021 (Successor) and 2020 (Predecessor), respectively.

During February 2021, the Company issued 962 Class A-2 Common Units valued at $1,000 to a member of the Board of Directors. The transaction is recorded as a receivable from related party of $1,000 as of March 31, 2021 (Successor).

NOTE 16 COMMITMENTS AND CONTINGENCIES

Contingent Consideration relating to Prior Acquisitions

For the three-months ended March 31, 2021, there were post-close payments contingent on the future performance of its recently acquired targets achieving certain agreed upon performance metrics. Contingent consideration is recorded at fair value and was recognized in the purchase price allocation (see Note 4) of the acquired company.

LIFESTANCE TOPCO, L.P.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands)

The following table presents changes to the Company’s contingent consideration balance:

Amount
Beginning balance as of January 1, 2020 (Predecessor)	$25,536
Additions related to acquisitions	2,911
Payments of contingent consideration	(1,593)
Gain on remeasurement	(354)

Ending balance as of March 31, 2020 (Predecessor)	$26,500

Beginning balance as of January 1, 2021 (Successor)	$16,414
Additions related to acquisitions	808
Payments of contingent consideration	(1,546)
Loss on remeasurement	307

Ending balance as of March 31, 2021 (Successor)	$15,983

Leases with Third Parties

The Company leases its office facilities under operating leases expiring through 2029. The leases provide for monthly minimum rent payments, and some include renewal options for additional terms. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease. Total third-party rent expense amounted to $6,578 of which $6,403 are included in center costs and $175 are included in general and administrative expenses, and $2,894, of which $2,814 are included in center costs and $80 are included in general and administrative expenses, for the three-months ended March 31, 2021 (Successor) and 2020 (Predecessor), respectively, within the unaudited consolidated statements of income/(loss) and comprehensive income/(loss).

A summary of non-cancellable future minimum third-party operating lease payments under these leases as of March 31, 2021 is as follows:

Amount
Remainder of 2021	$15,795
2022	22,238
2023	20,763
2024	17,077
2025	13,126
Thereafter	21,381

Total	$110,380

Professional Liability Insurance

The medical malpractice insurance coverage is subject to a $8,000 per claim limit and an annual aggregate limit of $12,000 per clinician. Should the claims-made policy not be renewed or replaced with equivalent insurance, claims based on occurrences during its term, but reported subsequently, would be uninsured. The Company is not aware of any unasserted claims, unreported incidents, or claims outstanding, which are expected to exceed malpractice insurance coverage limits as of March 31, 2021.

LIFESTANCE TOPCO, L.P.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands)

Health Care Industry

The health care industry is subject to numerous laws and regulations of federal, state, and local governments. These laws and regulations include, but are not necessarily limited to, matters such as licensure, accreditation, and government health care program participation requirements, reimbursement for patient services, and Medicare fraud and abuse. Recently, government activity has increased with respect to investigations and allegations concerning possible violations of fraud and abuse statutes and regulations by health care providers. Violation of these laws and regulations could result in expulsion from government health care programs together with imposition of significant fines and penalties, as well as significant repayments for patient services billed.

Laws and regulations concerning government programs, including Medicare and Medicaid, are complex and subject to varying interpretation. As a result of investigations by governmental agencies, various health care companies have received requests for information and notices regarding alleged noncompliance with those laws and regulations, which, in some instances, have resulted in companies entering into significant settlement agreements. Compliance with such laws and regulations may also be subject to future government review and interpretation as well as significant regulatory action, including fines, penalties, and potential exclusion from the related programs. There can be no assurance that regulatory authorities will not challenge the Company’s compliance with these laws and regulations, and it is not possible to determine the impact (if any) such claims or penalties would have upon the Company. In addition, the contracts the Company has with commercial payors also provide for retroactive audit and review of claims.

Management believes that the Company is in substantial compliance with fraud and abuse as well as other applicable government laws and regulations. While no regulatory inquiries have been made, compliance with such laws and regulations is subject to government review and interpretation, as well as regulatory actions unknown or unasserted at this time.

In response to the COVID-19 pandemic, state and federal regulatory authorities loosened or removed a number of regulatory requirements in order to increase the availability of telehealth services. For example, many state governors issued executive orders permitting physicians and other health care professionals to practice in their state without any additional licensure or by using a temporary, expedited or abbreviated licensure process so long as they hold a valid license in another state. In addition, changes were made to the Medicare and Medicaid programs (through waivers and other regulatory authority) to increase access to telehealth services by, among other things, increasing reimbursement, permitting the enrollment of out of state providers and eliminating prior authorization requirements. It is uncertain how long these COVID-19 related regulatory changes will remain in effect and whether they will continue beyond this public health emergency period. Management does not believe that the Company’s operations or results will be materially adversely affected by a return to the status quo from a regulatory perspective.

General Contingencies

The Company is exposed to various risks of loss related to torts; theft of, damage to and destruction of assets; errors and omissions, injuries to employees, and natural disasters. These risks are covered by commercial insurance purchased from independent third parties. There has been no significant reduction in insurance coverage from the previous year in any of the Company’s policies.

LIFESTANCE TOPCO, L.P.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands)

Litigation

The Company may be involved from time-to-time in legal actions relating to the ownership and operations of its business. In management’s opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have material adverse effect on the financial position, results of operations, or cash flows of the Company.

NOTE 17 NET LOSS PER UNIT

The following table presents the calculation of basic and diluted net income/(loss) per unit (“EPU”) for the Company’s common units:

Successor
Three months ended March 31, 2021
Net loss available to common members	$(45,432)
Weighted-average units used to compute basic and diluted net loss per unit	1,044,969
Net loss per unit, basic and diluted	$(0.04)

The Company has issued potentially dilutive instruments in the form of Class B Profits Interests Units granted to the Company’s employees. The Company did not include any of these instruments in its calculation of diluted loss per unit for the three-months ended March 31, 2021 (Successor) because to include them would be anti-dilutive due to the Company’s net loss during the period. See Note 13 for the issued and unvested Class B Profits Interests Units.

NOTE 18 SUBSEQUENT EVENTS

Management of the Company has evaluated subsequent events through May 12, 2021, the date on which the unaudited consolidated financial statements were issued and has concluded that there were no such events that require adjustment to the unaudited consolidated financial statements or disclosure in the notes to the unaudited consolidated financial statements other than noted below.

Acquisitions

The Company completed acquisitions of several outpatient mental health practices prior to May 12, 2021. The allocation of purchase price, including any fair value of contingent consideration, to the assets acquired and liabilities assumed as of the acquisition dates have not been completed.

For these acquisitions, total contractual consideration included cash consideration of $23,055, funded through credit facility financing, and contingent consideration with a maximum value of $1,350, and the issuance of 725 Class A-2 units.

Long-Term Debt

In April 2021, the Company further amended the May 2020 Credit Agreement, increasing the total loan commitment by $70,000, including increases in the term loan of $20,000, and the delayed draw loan of $50,000. The other terms of the agreement remained the same.

LIFESTANCE TOPCO, L.P.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands)

In April 2021, the Company made payments of $15,500 on the aforementioned revolver.

In April 2021, the Company drew $52,600 from the aforementioned May 2020 Credit Agreement.

Contingent Consideration relating to Prior Acquisitions

In April 2021, $290 of contingent consideration was paid related to prior acquisitions.

Subsequent Events after May 12, 2021 (unaudited)

In connection with the reissuance of the unaudited consolidated financial statements, management of the Company has evaluated subsequent events through June 1, 2021, the date on which the unaudited consolidated financial statements were available to be reissued. Management has concluded there were no such events that require adjustments to the unaudited consolidated financial statements or disclosure in the notes to the unaudited consolidated financial statements other than noted below.

Long-Term Debt

In May 2021, the Company drew $20,000 from the aforementioned May 2020 Credit Agreement.

Subsequent Events after June 1, 2021 (unaudited)

In connection with the reissuance of the unaudited consolidated financial statements, management of the Company has evaluated subsequent events through June 8, 2021, the date on which the unaudited consolidated financial statements were available to be reissued. Management has concluded there were no such events that require adjustments to the unaudited consolidated financial statements or disclosure in the notes to the unaudited consolidated financial statements other than noted below.

Acquisitions

The Company completed acquisitions of several outpatient mental health practices prior to June 8, 2021. The allocation of purchase price, including any fair value of contingent consideration, to the assets acquired and liabilities assumed as of the acquisition dates have not been completed.

For these acquisitions, total contractual consideration included cash consideration of $17,995, funded through credit facility financing, and contingent consideration with a maximum value of $1,000.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of LifeStance TopCo, L.P.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of LifeStance TopCo, L.P. and its subsidiaries (Successor) (the “Company”) as of December 31, 2020, and the related consolidated statement of income/(loss) and comprehensive income/(loss), of changes in redeemable units and members’ equity and of cash flows for the period from April 13, 2020 to December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from April 13, 2020 to December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Seattle, Washington

April 12, 2021, except for the effects of the reclassification of certain operating expense categories discussed in Note 2 to the consolidated financial statements, as to which the date is May 12, 2021

We have served as the Company’s auditor since 2020.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of LifeStance TopCo, L.P.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of LifeStance Health, LLC and its subsidiaries (Predecessor) (the “Company”) as of December 31, 2019, and the related consolidated statements of income/(loss) and comprehensive income/(loss), of changes in redeemable convertible preferred units and members’ deficit and of cash flows for the period from January 1, 2020 to May 14, 2020, and for the year ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period from January 1, 2020 to May 14, 2020 and for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Seattle, Washington

April 12, 2021, except for the effects of the reclassification of certain operating expense categories discussed in Note 2 to the consolidated financial statements, as to which the date is May 12, 2021

We have served as the Company’s auditor since 2020.

LIFESTANCE TOPCO, L.P.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2020 (SUCCESSOR) AND DECEMBER 31, 2019 (PREDECESSOR)

(In thousands, except for par value)

	Successor	Predecessor
	December 31, 2020	December 31, 2019
CURRENT ASSETS
Cash and cash equivalents	$18,829	$3,481
Patient accounts receivable	43,706	18,633
Prepaid expenses and other current assets	13,745	5,311

Total current assets	76,280	27,425

NONCURRENT ASSETS
Property and equipment, net	59,349	22,426
Intangible assets, net	332,796	14,951
Goodwill	1,098,659	214,614
Deposits	2,647	1,363

Total noncurrent assets	1,493,451	253,354

Total assets	$1,569,731	$280,779

LIABILITIES, REDEEMABLE UNITS AND MEMBERS’ EQUITY (SUCCESSOR), LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED UNITS AND MEMBERS’ DEFICIT (PREDECESSOR)
CURRENT LIABILITIES
Accounts payable	$7,688	$3,642
Accrued payroll expenses	38,024	16,731
Other accrued expenses	14,685	11,468
Current portion of contingent consideration	10,563	22,143
Other current liabilities	4,961	1,023

Total current liabilities	75,921	55,007

NONCURRENT LIABILITIES
Long-term debt, net	362,534	79,314
Other noncurrent liabilities	11,363	5,644
Contingent consideration, net of current portion	5,851	3,393
Deferred tax liability, net	81,226	863

Total noncurrent liabilities	460,974	89,214

Total liabilities	536,895	144,221

COMMITMENTS AND CONTINGENCIES (Note 19)
REDEEMABLE UNITS
Redeemable convertible preferred A units — $0.001 par value per unit; 0 units authorized, issued and outstanding as of December 31, 2020; 23,600 units authorized, 16,459 units issued and outstanding, with aggregate liquidation preference of $23,204 and redemption amount of $20,261 as of December 31, 2019	—	20,261
Redeemable convertible preferred A-1 units — $0.001 par value per unit; 0 units authorized, issued and outstanding as of December 31, 2020; 110,898 units authorized, 109,838 units issued and outstanding with liquidation preference of $129,788 and redemption amount of $282,652 as of December 31, 2019	—	282,652
Redeemable Class A units — 35,000 units authorized, issued and outstanding as of December 31, 2020; 0 units authorized; 0 issued and outstanding as of December 31, 2019	35,000	—
MEMBERS’ EQUITY (DEFICIT)
Common units A — $0.0001 par value per unit; 0 units authorized; 0 issued and outstanding as of December 31, 2020; 182,807 units authorized; 25,252 issued and outstanding as of December 31, 2019	—	3
Common units A-1 — 959,563 units authorized, issued and outstanding as of December 31, 2020; 0 units authorized, issued and outstanding as of December 31, 2019	959,563	—
Common units A-2 — 49,946 units authorized, issued and outstanding as of December 31, 2020; 0 units authorized, issued and outstanding as of December 31, 2019	49,946	—
Common units B — 179,000 units authorized and 0 issued and outstanding as of December 31, 2020; 38,695 units authorized, 0 issued and outstanding as of December 31, 2019	—	—
Common units C — $0.0001 par value per unit; 0 units authorized; 0 units issued and outstanding as of December 31, 2020; 28,303 units authorized; 4,980 issued and outstanding as of December 31, 2019	—	—
Additional paid-in capital	1,452	—
Accumulated deficit	(13,125)	(166,358)

Total members’ equity (deficit)	997,836	(166,355)

Total liabilities, redeemable units and members’ equity (successor)	$1,569,731

Total liabilities, redeemable convertible preferred units and members’ deficit (predecessor)		$280,779

See accompanying Notes to Consolidated Financial Statements

LIFESTANCE TOPCO, L.P.

CONSOLIDATED STATEMENTS OF INCOME/(LOSS) AND COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands except for Net Loss per Unit)

	Successor	Predecessor
	April 13 to December 31, 2020	January 1 to May 14, 2020	Year ended December 31, 2019
TOTAL REVENUE	$265,556	$111,661	$212,518

OPERATING EXPENSES
Center costs, excluding depreciation and amortization shown separately below	179,264	78,777	150,122
General and administrative expenses	51,841	20,854	41,060
Depreciation and amortization	27,710	3,335	6,095

Total operating expenses	258,815	102,966	197,277

INCOME FROM OPERATIONS	6,741	8,695	15,241
OTHER INCOME (EXPENSE)
(Loss) gain on remeasurement of contingent consideration	(576)	322	229
Transaction costs	(3,937)	(33,247)	(2,186)
Interest expense	(19,112)	(3,020)	(5,409)
Other expense	(263)	(14)	—

Total other expense	(23,888)	(35,959)	(7,366)

(LOSS) INCOME BEFORE INCOME TAXES	(17,147)	(27,264)	7,875
INCOME TAX BENEFIT (PROVISION)	4,022	2,319	(2,206)

NET (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME	$(13,125)	$(24,945)	$5,669

Accretion of Series A-1 redeemable convertible preferred units (Note 14)	—	(272,582)	(62,975)
Cumulative dividend on Series A redeemable convertible preferred units (Note 14)	—	(662)	(1,598)

NET LOSS AVAILABLE TO COMMON MEMBERS	$(13,125)	$(298,189)	$(58,904)

NET LOSS PER UNIT, BASIC AND DILUTED	$(0.01)

Weighted-average units used to compute basic and diluted net loss per unit	1,034,016

See accompanying Notes to Consolidated Financial Statements

LIFESTANCE TOPCO, L.P.

CONSOLIDATED STATEMENT OF CHANGES IN REDEEMABLE UNITS AND MEMBERS’ EQUITY FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED UNITS AND MEMBERS’ DEFICIT FOR THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

	Class A Redeemable Units		Class A-1 Common Units		Class A-2 Common Units		Class B Common Units		Additional Paid-in Capital	Accumulated Deficit	Total Members’ Equity
Successor	Units	Amount	Units	Amount	Units	Amount	Units	Amount
Balances at April 13, 2020	—	$—	—	$—	—	$—	—	$—	$—	$—	$—
Net loss	—	—	—	—	—	—	—	—	—	(13,125)	(13,125)
Issuance of redeemable/ common units for rollover units at TPG Acquisition	35,000	35,000	310,978	310,978	35,845	35,845	—	—	—	—	346,823
Issuance of common units to new investors at TPG Acquisition	—	—	633,585	633,585	—	—	—	—	—	—	633,585
Issuance of common units to new investors	—	—	15,000	15,000	6,000	6,000	—	—	—	—	21,000
Issuance of common units for acquisitions of businesses	—	—	—	—	7,590	7,590	—	—	—	—	7,590
Issuance of common units upon conversion of promissory notes	—	—	—	—	511	511	—	—	—	—	511
Unit-based compensation expense	—	—	—	—	—	—	—	—	1,452	—	1,452

Balances at December 31, 2020	35,000	$35,000	959,563	$959,563	49,946	$49,946	—	$—	$1,452	$(13,125)	$997,836

	Series A Redeemable Convertible Preferred Units		Series A-1 Redeemable Convertible Preferred Units		Class A Common Units		Class C Common Units		Additional Paid-in	Accumulated Deficit	Total Members’ Deficit
Predecessor	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Capital
Balances at December 31, 2019	16,459	$20,261	109,838	$282,652	25,252	$3	4,980	$—	$—	$(166,358)	$(166,355)
Net loss	—	—	—	—	—	—	—	—	—	(24,945)	(24,945)
Repurchases of Series A redeemable convertible preferred units	(333)	(500)	—	—	—	—	—	—	—	(500)	(500)
Accretion of Series A-1 redeemable convertible preferred units	—	—	—	272,582	—	—	—	—	—	(272,582)	(272,582)

Balances at May 14, 2020	16,126	$19,761	109,838	$555,234	25,252	$3	4,980	$—	$—	$(464,385)	$(464,382)

See accompanying Notes to Consolidated Financial Statements.

LIFESTANCE TOPCO, L.P.

CONSOLIDATED STATEMENT OF CHANGES IN REDEEMABLE UNITS AND MEMBERS’ EQUITY FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED UNITS AND MEMBERS’ DEFICIT FOR THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

Predecessor	Series A Redeemable Convertible Preferred Units		Series A-1 Redeemable Convertible Preferred Units		Class A Common Units		Class C Common Units		Additional Paid-in Capital	Accumulated Deficit	Total Members’ Deficit
	Units	Amount	Units	Amount	Units	Amount	Units	Amount
Balances at January 1, 2019	13,574	$14,491	109,838	$219,677	25,252	$3	4,955	$—	$—	$(109,106)	$(109,103)
Net income	—	—	—	—	—	—	—	—	—	5,669	5,669
Issuance of Series A redeemable convertible preferred units for acquisitions of businesses	2,885	5,770	—	—	—	—	—	—	—	—	—
Exercise of unit-based awards	—	—	—	—	—	—	25	—	—	—	—
Unit-based compensation expense	—	—	—	—	—	—	—	—	54	—	54
Accretion of Series A-1 redeemable convertible preferred units	—	—	—	62,975	—	—	—	—	(54)	(62,921)	(62,975)

Balances at December 31, 2019	16,459	$20,261	109,838	$282,652	25,252	$3	4,980	$—	$—	$(166,358)	$(166,355)

See accompanying Notes to Consolidated Financial Statements

LIFESTANCE TOPCO, L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), AND FOR THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

	Successor	Predecessor
	April 13 to December 31, 2020	January 1 to May 14, 2020	Year Ended December 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(13,125)	$(24,945)	$5,669
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	27,710	3,335	6,095
Unit-based compensation	1,452	—	54
Deferred income taxes	(4,156)	(2,345)	1,760
Loss on debt extinguishment	3,066	—	—
Amortization of debt issue costs	759	215	707
Loss (gain) on remeasurement of contingent consideration	576	(322)	(229)
Change in operating assets and liabilities, net of businesses acquired:
Patient accounts receivable	(8,183)	(5,122)	(5,759)
Prepaid expenses and other current assets	(1,101)	(4,526)	(2,233)
Accounts payable	2,467	(1,638)	2,535
Accrued payroll expenses	58	8,753	5,201
Other accrued expenses	(31,492)	40,031	3,248

Net cash (used in) provided by operating activities	(21,969)	13,436	17,048

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(25,262)	(12,804)	(14,314)
TPG Acquisition of Predecessor, net of cash acquired	(646,694)	—	—
Acquisitions of businesses, net of cash acquired	(164,135)	(12,274)	(59,061)

Net cash used in investing activities	(836,091)	(25,078)	(73,375)

CASH FLOWS FROM FINANCING ACTIVITIES
Contributions from Members related to acquisition of Predecessor	633,585	—	—
Issuance of common units to new investors	21,000	—	—
Repurchase of Series A redeemable convertible preferred units	—	(1,000)	—
Proceeds from long-term debt	392,064	74,350	55,938
Payments of debt issue costs	(8,684)	(650)	(1,964)
Payments on long-term debt	(156,785)	(18,222)	(488)
Payments of contingent consideration	(4,291)	(19,093)	(5,023)

Net cash provided by financing activities	876,889	35,385	48,463

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	18,829	23,743	(7,864)

Cash and Cash Equivalents - Beginning of period	—	3,481	11,345

CASH AND CASH EQUIVALENTS – END OF PERIOD	$18,829	$27,224	$3,481

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$14,292	$2,857	$4,582

Cash paid for taxes	$221	$25	$254

SUPPLEMENTAL DISCLOSURES OF NON CASH INVESTING AND FINANCING ACTIVITIES
Equipment financed through capital leases	$109	$415	$787
Contingent consideration incurred in acquisitions of businesses	$10,220	$3,788	$22,868
Issuance of Series A redeemable convertible preferred units for acquisitions of businesses	$—	$—	$5,770
Issuance of common units for acquisitions of businesses	$7,590	$—	$—
Issuance of common units for convertible promissory note	$511	$—	$—
Acquisition of property and equipment included in liabilities	$4,465	$2,718	$1,249

See accompanying Notes to Consolidated Financial Statements

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

NOTE 1 NATURE OF THE BUSINESS

Description of Business

On April 13, 2020, LifeStance TopCo, L.P. (“LifeStance TopCo”) was incorporated in the state of Delaware. LifeStance TopCo was formed for the purpose of completing a merger transaction with affiliates of TPG Global, LLC (“TPG”) and Lynnwood MergerSub, Inc. (“Merger Sub”) in order to carry on the business of LifeStance Health, LLC and Subsidiaries.

On April 14, 2020, LifeStance Health Holdings, Inc. (“LifeStance Holdings”) entered into a merger agreement among LifeStance Holdings, Lynnwood Intermediate Holdings, Inc., Merger Sub and Shareholder Representative Services LLC, as the Sellers’ Representative (the “Merger Agreement”). Pursuant to the Merger Agreement, (i) the historic equity holders of LifeStance Health, LLC contributed their shares of LifeStance Holdings to LifeStance TopCo in exchange for equity interests of LifeStance TopCo and (ii) an indirect subsidiary of Lynnwood Ultimate Holdings, Inc. merged with and into LifeStance Holdings, with shareholders of LifeStance Holdings receiving cash merger consideration in connection with cancellation of the remainder of their shares.

On May 14, 2020 (the “Closing Date”), affiliates of TPG acquired a majority of the equity interests of LifeStance Holdings through certain newly formed subsidiaries (“TPG Acquisition”). In addition, pursuant to the Merger Agreement, LifeStance TopCo issued 979,563 Class A-1 Units, 35,845 Class A-2 Units and to certain of its equity holders, including TPG, Summit Partners (“Summit”), Silversmith Capital Partners (“Silversmith”) and members of the Company’s management team. Prior to the Closing Date, references to the “Company” within these consolidated financial statements refer to LifeStance Health, LLC (Predecessor Company), while references to the “Company” on or after the Closing Date refer to LifeStance TopCo (Successor Company) which, along with its consolidated subsidiaries is operating under the brand name “LifeStance Health.” The accompanying consolidated financial statements of the Company as of December 31, 2020 contain the activity of the Company from January 1, 2020 to May 14, 2020 (Predecessor) and acquired business from April 13, 2020 to December 31, 2020 (Successor). For the period from April 13, 2020 through May 14, 2020, the operations of LifeStance TopCo were limited to those incident to its formation and the TPG Acquisition, which were not significant.

The Company operates as a provider of outpatient mental health services, spanning psychiatric evaluations and treatment, psychological and neuropsychological testing, and individual, family and group therapy. As of December 31, 2020, the Company operates in 27 states across 370 care centers, employing over 3,000 clinicians.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The accompanying consolidated financial statements include the results of the Company, its wholly-owned subsidiaries, and variable interest entities in which the Company has an interest and is the primary beneficiary (see “Variable Interest Entities” below). Intercompany transactions and balances have been eliminated in consolidation.

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

Reclassifications

For the period from April 13, 2020 to December 31, 2020 (Successor), the period from January 1, 2020 to May 14, 2020 and the year ended December 31, 2019 (Predecessor), the Company changed its presentation of certain operating expense categories to reflect center costs, excluding depreciation and amortization and general and administrative expenses, which were previously reflected in salaries, wages, and employee benefits, occupancy costs and other operating expenses. As a result, certain prior period amounts have been reclassified to conform to current year presentation.

Use of Accounting Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company bases its estimates on historical experience, current business factors, and various other assumptions that the Company believes are necessary to consider to form a basis for making judgments about the carrying values of assets and liabilities, the recorded amounts of revenue and expenses, and the disclosure of contingent assets and liabilities. The Company is subject to uncertainties such as the impact of future events, economic and political factors, and changes in the Company’s business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of the Company’s consolidated financial statements may change as new events occur, as more experience is acquired, as additional information is obtained and as the Company’s operating environment evolves.

Changes in estimates are made when circumstances warrant. Significant estimates and assumptions by management may affect total revenue impacted by variable consideration and discounts, price concessions, allowance for credit losses, the carrying value of long-lived assets (including goodwill and intangible assets), acquisition accounting, the calculation of a contingent liability in connection with an acquisition, the provision for income taxes and related deferred tax accounts, certain accrued liabilities, payor settlements, contingencies, litigation and related legal accruals and the value attributed to employee unit options and other unit-based awards.

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting. That method requires that the purchase price, including the fair value of contingent consideration, of the acquisition be allocated to the assets acquired and liabilities assumed using the fair values determined by management as of the acquisition date. The consideration the Company transfers in exchange for the acquiree may also include equity interests which the Company records at fair value at closing of the transaction. Transaction costs incurred as a result of the acquisitions are expensed in the Company’s consolidated financial statements in the period incurred.

The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make estimates and assumptions, especially with respect to intangible assets. Estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from trade names from a market participant perspective, useful lives, royalty rates and discount rates.

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

Management’s estimates of fair value are based upon assumptions determined to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from the estimates. During the measurement period, which is not to exceed one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. The measurement period provides a reasonable period of time to determine the value of identifiable assets acquired, liabilities assumed, consideration transferred, equity interests, and goodwill. New information that gives rise to a measurement period adjustment should relate to events or circumstances existing at the acquisition date. Information pertaining to events that occur after the acquisition date are not measurement period adjustments. All changes that do not qualify as measurement period adjustments are included in current period earnings. The Company includes the results of all acquisitions in the consolidated financial statements from the date of acquisition.

Segment Information

The Company’s chief operating decision maker, its Chief Executive Officer, reviews the financial information presented on a consolidated basis for purposes of allocating resources and evaluating its financial performance. Accordingly, the Company has determined that it operates in a single operating and reportable segment, mental health services, during the period from April 13, 2020 to December 31, 2020 (Successor), and the period from January 1 to May 14, 2020, and year ended December 31, 2019 (Predecessor).

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with remaining maturities of three months or less at the time of acquisition. Cash and cash equivalents consist of demand deposits held with financial institutions. Cash is stated at cost, which approximates fair value. The Company maintains cash balances at financial institutions which are insured by the Federal Deposit Insurance Corporation. At times, the amounts on deposit may exceed the insured limit.

Total Revenue

Total revenue is reported at the amount that reflects the consideration to which the Company expects to be entitled in exchange for providing patient care. These amounts are due from patients, third-party payors (including health insurers and government programs) and others and include variable consideration for retroactive adjustments due to settlement of audits, reviews and investigations. Generally, the Company bills patients and third-party payors several days after the services are performed. The Company has elected the practical expedient not to adjust the promised amount of consideration for the effects of a significant financing component as the Company expects the period between when service is transferred to a customer and when the customer pays for the service will be one year or less. Revenue is recognized as the related performance obligation is satisfied.

In patient revenue, the patient is the Company’s customer, and a signed patient treatment consent generally represents a written contract between the Company and the patient. Performance obligations are determined based on the nature of the services provided by the Company. Generally, the Company’s performance obligations are satisfied over time and relate to counselling sessions that are discrete in nature and commence and terminate at the discretion of the patient and thus each individual counselling session is a performance obligation. Revenue for performance obligations satisfied over time is recognized when the services are rendered based on the amount

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

the Company expects to be entitled to for the services provided to the patient. The Company believes this method provides a faithful depiction of the transfer of services.

Because all of its performance obligations relate to contracts with a duration of less than one year, the Company has elected to apply the optional exemption provided in Accounting Standards Codification (“ASC”) 606-10-50-14(A) and, therefore, is not required to disclose the aggregate amount of the transaction prices allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period.

The Company determined the underlying nature of the services provided are consistent irrespective of the payor type. Therefore, management assesses price concessions using a portfolio approach in its contracts with patients. The Company reports revenue net of price concessions related to contractual adjustments provided to third-party payors, discounts provided to uninsured patients in accordance with the Company’s policy and/or implicit price concessions provided to patients. The differences between the price at which the Company expects to receive from patients and the standard billing rates are accounted for as contractual adjustments or discounts, which are deducted from gross revenue to arrive at net revenues. These differences, deemed implicit price concessions, were immaterial for all periods presented. The Company determines its estimates of contractual adjustments and discounts based on contractual agreements, its discount policies, and its historical experience.

Settlements with third-party payors for retroactive adjustments due to audits, review or investigations and disputes by either the Company or the third-party payors within the allowable specific timeframe are considered variable consideration and are included in the determination of estimated transaction price for providing patient services. These settlements are estimated based on the terms of the payment agreement with the payor, correspondence from the payor and the Company’s historical settlement activity, including an assessment to ensure that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the retroactive adjustment is subsequently resolved. Estimated settlements are adjusted in future periods as new information becomes available, or as years are settled or are no longer subject to such audits, reviews and investigations. Generally, patients who are covered by third-party payors are responsible for related deductibles and coinsurance, which vary in amount.

The Company also provides services to uninsured patients, and offers those uninsured patients a discount, either by policy or law, from standard charges. The Company estimates the transaction price for patients with deductibles and coinsurance and for those who are uninsured based on historical experience and current market conditions. The initial estimate of the transaction price is determined by reducing the standard charge by any contractual adjustments, discounts, and implicit price concessions. Subsequent changes to the estimate of the transaction price are generally recorded as adjustments to patient service revenue in the period of the change. Adjustments arising from a change in the estimate of the transaction price were not material for the period from April 13, 2020 to December 31, 2020 (Successor), and the period from January 1, 2020 to May 14, 2020 and year ended December 31, 2019 (Predecessor). Subsequent changes that are determined to be the result of an adverse change in the patient’s or third-party payor’s ability to pay are recorded as bad debt expense.

Services are occasionally provided to patients with a reduced ability to pay for their care. Therefore, the Company has determined it has provided implicit price concessions to patients who may be in need of financial assistance. The implicit price concessions included in estimating the transaction price represent the difference between amounts billed to patients and the amounts the Company expects to collect based on its collection history with those patients. Patients who meet the Company’s criteria for discounted pricing are provided care at amounts less than established rates. Such amounts determined to be financial assistance are not reported as revenue.

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

Patient Accounts Receivable

Patient accounts receivable are carried at the original charge for the services provided adjusted for explicit and implicit price concessions, including allowances for contractual adjustments. Management regularly reviews data about the major payor sources of revenue in evaluating the sufficiency of the explicit and implicit price concessions. For receivables associated with services provided to patients who have third-party insurance coverage, the Company analyzes contractually due amounts and provides an allowance for contractual adjustments.

In evaluating the collectability of patient receivables, the Company analyzes its past history and identifies trends for each of its major payor sources of revenue to estimate the appropriate allowance for credit losses and provision for bad debts. Management determines the allowance for credit losses by identifying troubled accounts, by using historical experience applied to an aging of accounts, and by considering a patient’s financial history, credit history, and current economic conditions. Patient accounts receivable are written off as bad debt expense when deemed uncollectible. Recoveries of receivables previously written off are recorded as bad debt recoveries.

The Company grants credit without collateral to its patients, most of whom are insured under third-party payor agreements. Revenue and cash flows from the Medicare program are dependent upon the rates set by, and the promptness of payment from, federally administered programs, and in management’s opinion do not create a significant credit risk to the Company.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Assets acquired under capital leases are stated at the present value of future minimum lease payments. Major additions and improvements are capitalized, while replacements, maintenance, and repairs, which do not improve or extend the life of the respective assets, are expensed as incurred. Depreciation of property and equipment is computed primarily using the straight-line method over the following estimated useful lives:

Furniture, fixtures and equipment	5-7 years
Computers and peripherals	3 years
Medical equipment	7 years

Assets acquired under capital leases, and leasehold improvements, are amortized on a straight-line basis over the shorter of the remaining lease term or the estimated useful lives of the assets, generally 5 to 10 years.

When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income (loss) in the period realized.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to future undiscounted net cash flows expected to be generated by the asset group. If such assets are considered impaired, the impairment to be recognized is

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. There was no impairment of long-lived assets during the period from April 13, 2020 to December 31, 2020 (Successor), and the period from January 1 to May 14, 2020, and the year ended December 31, 2019 (Predecessor).

Goodwill

Goodwill reflected on the balance sheet as of December 31, 2020 relates to goodwill from the TPG Acquisition (see Note 3) and additional goodwill from the Company’s acquisitions of businesses during the Successor period. Goodwill represents the excess of the purchase price of the acquired businesses over the fair value of the assets acquired and liabilities assumed. Goodwill is not amortized, but instead tested for impairment at least annually on December 31, or more frequently if events or changes in circumstances indicate that the asset may be impaired. An impairment charge is recognized for the excess of the carrying value of the reporting unit inclusive of goodwill over the fair value of the reporting unit.

Impairment of goodwill is evaluated at the reporting unit level. A reporting unit is defined as an operating segment (i.e. before aggregation or combination), or one level below an operating segment (i.e. a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. The Company operates as a single operating segment and as a single reporting unit for evaluating goodwill impairment.

The Company completed its annual impairment test as of December 31, 2020 and December 31, 2019 to determine if it is more-likely-than-not that the fair value of its reporting unit was less than its carrying value. The Company’s qualitative assessment took into consideration its operating and competitive environment, any changes in the business or financial performance, and any potential related impacts to its cash flows. Additionally, the Company considered other factors, such as the credit environment, its access to capital and its ability to re-negotiate insurance rates. During the Successor period, management concluded that goodwill was not impaired as of December 31, 2020. During the Predecessor periods, management concluded that goodwill was not impaired as of May 14, 2020 or December 31, 2019.

Intangible Assets

Intangible assets consist of identifiable intangible assets acquired through business acquisitions. Intangible assets with definite lives are amortized on the straight-line basis over their estimated useful lives or contractual lives, whichever is shorter, as follows:

Non-competition agreements	4 to 6 years
Trade names	5 to 22.5 years

Fair Value

Fair value is the price at which an asset could be exchanged or a liability transferred (an exit price) in an orderly transaction between knowledgeable, willing parties in the principal or most advantageous market for the asset or liability. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied.

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of observability of inputs used on measuring fair value. These tiers include:

•

Level 1—Inputs are unadjusted, quoted prices in active markets for identical assets at the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2—Inputs are other than quoted prices included in Level 1, which are either directly or indirectly observable for the asset or liability through correlation with market data at the reporting date and for the duration of the instrument’s anticipated life.

•

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities and which reflect management’s best estimate of what market participants would use in pricing the asset or liability at the reporting date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable. The carrying values of the Company’s financial instruments approximate fair value due to their short-term maturities.

The Company has obligations to transfer contingent consideration to former owners and sellers of certain entities in conjunction with its acquisitions, if specified future operational objectives and/or financial results are met. The Company records the acquisition date fair value of these contingent liabilities and measures the fair value on a recurring basis. The Company estimates the fair value of the contingent consideration liability based on the likelihood and timing of the contingent earn-out payments. The fair value is derived using valuation methodologies, such as a discounted cash flow model, and is not based on market exchange, dealer, or broker traded transactions. This valuation incorporates certain assumptions and projections in determining the fair value assigned to such liability. The valuation methodology differs depending on the type of earn-out target (see Note 8).

Variable Interest Entities

The Company evaluates its ownership, contractual and other interests in entities to determine if it has any variable interest in a variable interest entity (“VIE”). These evaluations are complex, involve judgment, and the use of estimates and assumptions based on available information. If the Company determines that an entity in which it holds a contractual or ownership interest is a VIE and that the Company is the primary beneficiary, the Company consolidates such entity in its consolidated financial statements. The primary beneficiary of a VIE is the party that meets both of the following criteria: (i) has the power to make decisions that most significantly affect the economic performance of the VIE; and (ii) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. The Company performs ongoing reassessments of whether changes in the facts and circumstances regarding the Company’s involvement with a VIE will cause the consolidation conclusion to change.

The Company acquires and operates certain care centers which are deemed to be Friendly-Physician Entities (“FPEs”). As part of an FPE acquisition, the Company acquires 100% of the non-medical assets, however due to legal requirements the physician-owners must retain 100% of the equity interest. The Company’s agreements with FPEs generally consist of both a Management Service Agreement (“MSA”), which provide for various

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

administrative and management services to be provided by the Company to the FPE, and Stock Transfer Restriction (“STR”) agreements with the physician-owners of the FPEs, which provide for the transition of ownership interest of the FPEs under certain conditions. The outstanding voting equity instruments of the FPEs are owned by the nominee shareholders appointed by the Company under the terms of the STR. The Company has the right to receive income as an ongoing administrative fee, which effectively absorbs all of the residual interests and has also provided financial support through loans to the FPEs. The Company has exclusive responsibility for the provision of all nonmedical services including facilities, technology and intellectual property required for the day-to-day operation and management of each of the FPEs, and makes recommendations to the FPEs in establishing the guidelines for the employment and compensation of the physicians and other employees of the FPEs. In addition, the STR provides that the Company has the right to designate a person(s) to purchase the equity interest of the FPE for a nominal amount in the event of a succession event at the Company’s discretion. Based on the provisions of these agreements, the Company determined that the FPEs are VIEs due to its equity holder having insufficient capital at risk, and the Company has a variable interest in the FPEs.

The contractual arrangements described above allow the Company to direct the activities that most significantly affect the economic performance of the FPEs. Accordingly, the Company is the primary beneficiary of the FPEs and consolidates the FPEs under the VIE model. Furthermore, as a direct result of nominal initial equity contributions by the physicians, the financial support the Company provides to the FPEs (e.g., loans) and the provisions of the contractual arrangements and nominee shareholder succession arrangements described above, the interests held by noncontrolling interest holders lack economic substance and do not provide them with the ability to participate in the residual profits or losses generated by the FPEs. Therefore, all income and expenses recognized by the FPEs are allocated to the Company members. The Company does not hold interests in any VIEs for which the Company is not deemed to be the primary beneficiary.

As noted previously, the Company acquires 100% of the non-medical assets of the VIEs. The aggregate carrying values of the VIEs total assets and total liabilities not purchased by the Company but included on the consolidated balance sheets were not material at December 31, 2020 (Successor) and December 31, 2019 (Predecessor).

Unit-based Compensation

Unit-based compensation is measured based on the grant-date fair value of the awards and recognized on a straight-line basis over the period during which the recipient is required to perform services in exchange for the award (generally the vesting period of the award). The Company estimates the fair value using the Black-Scholes option pricing model for the Class A and Class C Incentive Units granted prior to May 14, 2020 in the Predecessor periods. On the grant date, recipients of the Class C Units and Class A Units purchased the units at their fair market value paid in cash.

The Company granted Class C Incentive Units (the “Class C Units”) to certain employees under its 2017 Equity Incentive Plan (“2017 Plan”). According to the terms of the 2017 Plan, 25% of the Class C Units vest on the one year anniversary of the date of issuance of such Class C Units; and the remaining 75% of the Class C Units vest monthly in equal amounts, until fully vested over a four year period starting on the first anniversary of the grant date. Additionally, the Company has previously granted Class A Incentive Units (the “Class A Units”) to certain

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

founding members. According to the terms of the agreement governing the Class A Units, 25% of the Class A Units will vest on the first anniversary of a qualified financing event. A qualified financing event is defined as the Company’s next sale of its common stock or preferred stock in a single transaction or in a series of related transactions, for an aggregate gross purchase price paid to the Company of no less than $50,000. The remaining 75% of the Class A Units vest monthly in equal amounts over a three-year period following the first anniversary of a qualified financing event. The Company has not issued any Class C Units or Class A Units options subsequent to the year ended December 31, 2019.

Additionally, beginning on May 14, 2020, the Company granted Class B Units (the “Class B Units” or “Profits Interests”) to certain employees under the Company’s Partnership Interest Award agreement (“Partnership Interest Award Agreement”) during the Successor period in 2020. The Board may reward employees with various types of awards, including but not limited to, profits interest on a service-based or performance-based schedule. These awards also contain market conditions. The Company estimates the fair value using the Monte Carlo simulation model for the Class B Units.

For Service-Vesting Units, the Company recognizes unit-based compensation expense over the requisite service period for each separately vesting portion of the profits interest as if the award was, in-substance, multiple awards. According to the terms of the Partnership Interest Award Agreement, 20% of the Class B Units vest on the one year anniversary of May 14, 2020; and the remaining 80% of the Class B Units vest monthly in equal amounts, until fully vested over a five year period starting on the grant date. For Performance-Vesting Units, the Company recognizes unit-based compensation expense when it is probable that the sale of the Company or initial public offering will be achieved. The Company will analyze if a performance condition is probable for each reporting period for awards subject to performance vesting.

The Company has elected to account for forfeitures as they occur.

Advertising and Marketing Costs

Advertising and marketing costs include all communications and campaigns to the Company’s clients and target audience. Advertising costs are charged to expense as they are incurred in general and administrative expenses within the Company’s consolidated statements of income/(loss) and comprehensive income/(loss). Advertising expense for the period from April 13, 2020 to December 31, 2020 (Successor), the period from January 1, 2020 to May 14, 2020, and the year ended December 31, 2019 (Predecessor) were $1,942, $663, and $646, respectively.

Occupancy Costs

Occupancy costs include office rent and office expenses such as utilities, and common area maintenance Occupancy costs related to centers is included in center costs, excluding depreciation and amortization and those costs related to corporate occupancy are included in general and administrative expenses.

Debt Issue Costs

For term loans, debt issue costs are presented net within total long-term debt and amortized using an effective interest rate method over the term of the loan. For revolving loans, the Company presents the debt issue costs as an asset and amortizes the costs on a straight-line basis over the term of the revolver. Amortization of debt issue costs is recorded as interest expense in the consolidated statements of income/(loss) and comprehensive income/

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

(loss) and amounted to $3,825, $215 and $707 for the period from April 13, 2020 to December 31, 2020 (Successor), the period from January 1, 2020 to May 14, 2020, and the year ended December 31, 2019 (Predecessor), respectively.

Income Taxes

The Company is subject to income taxes in both the United States and several state jurisdictions. The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are measured using the enacted tax rates that are expected to be in effect when book/tax differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in operations in the period that includes the enactment date.

The Company records a valuation allowance on deferred tax assets when it is determined that some portion or all of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management evaluates all significant available positive and negative evidence, including historical operating results, estimates of future taxable income and the existence of prudent and feasible tax planning strategies. Changes in the expectations regarding the realization of deferred tax assets could materially impact income tax expense in future periods. The Company did not maintain a valuation allowance at December 31, 2020 (Successor) and December 31, 2019 (Predecessor).

The Company recognizes and measures uncertain tax positions using a two-step approach. The first step is to evaluate the tax position taken or expected to be taken by determining if the weight of available evidence indicates that it is more-likely-than-not that the tax position will be sustained in an audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Significant judgment is required to evaluate uncertain tax positions. The Company evaluates its uncertain tax positions on a regular basis. Its evaluations are based on a number of factors, including changes in facts and circumstances, changes in tax law, correspondence with tax authorities during the course of audit and effective settlement of audit issues. The Company’s policy is to include interest and penalties related to unrecognized tax benefits as a component of interest expense, net in the consolidated statements of income/(loss) and comprehensive income/(loss).

Comprehensive Income (Loss)

Comprehensive income (loss) is equal to net income (loss).

Net Income or Loss Per Membership Unit

Net income or loss per membership unit is computed in conformity with the two-class method required for participating securities. Basic net income or loss per unit is computed by dividing the net income or loss by the weighted-average number of common units of the Company outstanding during the period. Diluted net income or loss per unit is computed by giving effect to all potential units of common units, including outstanding incentive units, to the extent dilutive. Basic and diluted net income or loss per unit was the same for each period presented as the inclusion of all potential units of common units outstanding would have been anti-dilutive.

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

Indemnification

The Company’s arrangements generally include certain provisions for indemnifying patients against liabilities if there is a breach of a patient’s data or if the Company’s service infringes on a third party’s intellectual property rights. To date, the Company has not incurred any material costs as a result of such indemnifications.

The Company has also agreed to indemnify its directors and executive officers for costs associated with any fees, expenses, judgments, fines and settlement amounts incurred by any of these persons in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person’s service as a director or officer, including any action by the Company, arising out of that person’s services as a director or officer or that person’s services provided to any other company or enterprise at the Company’s request. The Company maintains director and officer liability insurance coverage that would generally enable it to recover a portion of any future amounts paid. The Company may also be subject to indemnification obligations by law with respect to the actions of its employees under certain circumstances and in certain jurisdictions.

Professional Liability Insurance

The Company maintains a professional liability insurance policy with a third-party insurer on a claims-made basis. The reserve for professional liability includes a claims-made basis of reported losses and amounts for incurred but not reported losses utilizing actuarial studies of historical and industry data (see Note 19).

Concentrations of Risk and Significant Customers

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and patient accounts receivable. Although the Company deposits its cash with multiple financial institutions in the U.S., its deposits, at times, may exceed federally insured limits. The Company does not have any individual customer that exceeded 10% of the Company’s patient accounts receivable balance at December 31, 2020 (Successor) or December 31, 2019 (Predecessor). Two payors individually exceeded 10% of the Company’s patients accounts receivable balance at December 31, 2020 (Successor) and December 31, 2019 (Predecessor). These payors comprise 25% and 23%, of the patient accounts receivable balance, respectively, as of December 31, 2020 (Successor), and 22% and 20%, respectively, as of December 31, 2019 (Predecessor).

Recently Issued and Adopted Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-13, Fair Value Measurement (Topic 820) – Disclosure Framework–Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”) to improve the effectiveness of disclosures about fair value measurements required under ASC 820. ASU 2018-13 was issued as part of its disclosure framework project, which has an objective and primary focus to improve the effectiveness of disclosures in the notes to financial statements. ASU 2018-13 amends the disclosure requirements for recurring and nonrecurring fair value measurements by removing, modifying, and adding certain disclosures. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company adopted ASU 2018-13 effective January 1, 2020, and the adoption did not have a material impact on the Company’s consolidated financial statements.

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

Recent Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) and also issued subsequent amendments to the initial guidance: ASU 2017-13, ASU 2018-10, ASU 2018-11, ASU 2018-20, ASU 2019-01, ASU 2020-02, and ASU 2020-05 (collectively, “ASC 842”). ASC 842 outlines a comprehensive lease accounting model and supersedes the current lease guidance. The new guidance requires lessees to recognize lease liabilities and corresponding right-of-use assets for all leases with lease terms of greater than 12 months. It also changes the definition of a lease and expands the disclosure requirements of lease arrangements. ASC 842 was effective for public business entities for fiscal years beginning after December 15, 2018. For private entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. ASC 842 must be adopted using a modified retrospective method and early adoption is permitted. The Company is in the process of determining the impact of the adoption of ASC 842 on the Company’s consolidated financial statements and disclosures. However, given the Company’s current operating lease portfolio (see Note 19) the Company expects the recognition of the right-of-use assets and lease liabilities to have a material impact on the Company’s consolidated balance sheets. In June 2020, the FASB issued ASU 2020-05, Leases (Topic 842): Effective Dates for Certain Entities (“ASU 2020-05”). The amendments in ASU 2020-05 for Topic 842 defer the effective date for one year for private entities category and public not-for-profit entities that, as of June 3, 2020, have not yet issued their financial statements (or made financial statements available for issuance) reflecting the adoption of Topic 842. Therefore, under the amendments, Topic 842 is effective for private entities for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is still evaluating the impact of adopting the amendments in ASU 2020-05 for Topic 842 on its consolidated financial statements and disclosures.

In June 2016, FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 requires an entity to utilize a new impairment model known as the current expected credit loss (“CECL”) model to estimate its lifetime “expected credit loss” and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. The CECL model is expected to result in more timely recognition of credit losses. ASU 2016-13 also requires new disclosures for financial assets measured at amortized cost, loans and available-for-sale debt securities. ASU 2016-13 is effective for public companies for annual periods beginning after December 15, 2019, including interim periods within those fiscal years and private entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. ASU 2016-03 will apply as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is in the process of evaluating the impact of the adoption of ASU 2016-13 on the Company’s consolidated financial statements and disclosures.

In December 2019, FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, (“ASU 2019-12”). ASU 2019-12 simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. ASU 2019-12 is effective for public companies for annual periods beginning after December 15, 2020, including interim periods within those fiscal years and for private entities, the standard is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

of the amendments is permitted, including adoption in any interim period for public business entities for periods for which financial statements have not yet been issued and all other entities for periods for which financial statements have not yet been made available for issuance. The Company is in the process of evaluating the impact of the adoption of ASU 2019-12 on the Company’s consolidated financial statements and disclosures.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). This guidance provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions, subject to meeting certain criteria, that reference the London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. The amendments issued in March 2020 provide optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The amendments in ASU 2020-04 are effective for all entities as of March 12, 2020 through December 31, 2022. The Company is still evaluating the impact of adopting ASU 2020-04 on its consolidated financial statements and disclosures.

NOTE 3 TPG ACQUISITION

On April 14, 2020, LifeStance Holdings entered into a merger agreement among LifeStance Holdings, Lynnwood Intermediate Holdings, Inc., Merger Sub and Shareholder Representatives Services LLC. Immediately prior to the TPG Acquisition, LifeStance Health, LLC completed a reorganization pursuant to which the equity holders of LifeStance Health, LLC, including affiliates of Summit and affiliates of Silversmith (together with TPG and Summit, the Company’s “Principal Stockholders”) received a distribution of 100% of the equity interests of LifeStance Health Holdings, a direct subsidiary of LifeStance Health, LLC, in complete redemption of their equity interests of LifeStance Health, LLC. Pursuant to the TPG Acquisition, (i) the historic equity holders of LifeStance Health, LLC contributed a portion of their units of LifeStance Holdings to LifeStance TopCo in exchange for equity interests of LifeStance TopCo and (ii) an indirect subsidiary of LifeStance TopCo, merged with and into LifeStance Holdings, with shareholders of LifeStance Holdings receiving cash consideration in connection with cancellation of the remainder of their shares.

LifeStance TopCo has a controlling financial interest in LifeStance Holdings under the voting interest model. Therefore, the Company determined LifeStance TopCo would consolidate LifeStance Holdings. Further, the TPG Acquisition is considered to constitute a change in control of the LifeStance business, with LifeStance TopCo being deemed the acquirer. The TPG Acquisition has been accounted for using the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations, which requires, among other things, that the assets acquired and liabilities assumed be recognized at their acquisition date fair values, with any excess of the consideration transferred over the estimated fair values of the identifiable net assets acquired recorded as goodwill. Immediately prior to the transaction, LifeStance Health, LLC was the reporting entity. As noted above, this entity will be considered the predecessor entity and the period prior to and including May 14, 2020 will be the predecessor period. LifeStance Health, LLC was subsequently dissolved as part of the transaction. Given that LifeStance TopCo is the accounting acquirer, it will be considered the successor entity and the successor period will begin on April 13, 2020. For the period from April 13, 2020 through May 13, 2020, the operations of LifeStance TopCo were limited to those incident to its formation and the TPG Acquisition, which were not significant.

Pursuant to the merger, LifeStance TopCo issued 979,563 Class A-1 Units and 35,845 Class A-2 Units to certain of its equity holders, including TPG, Summit, Silversmith and members of the Company’s management team.

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

Following the acquisition, the Company has conducted its business through LifeStance TopCo, L.P. and its consolidated subsidiaries. All previously owned preferred units were converted into LifeStance TopCo common units upon the acquisition.

Total consideration transferred consisted of the following:

Cash consideration	$670,941
Class A-1 units	$345,978
Class A-2 units	$35,845

Total consideration transferred	$1,052,764

The total consideration of $1,052,764 consisted of $381,823 equity, including 345,978 Class A-1 Units and 35,845 Class A-2 Units at $1 per unit and $670,941 cash, including $4,500 cash placed in escrow, transaction fees, cash for debt repayment, and a working capital adjustment. The Company recorded the fair value of net assets acquired of $126,106 and recorded goodwill of $926,658 on May 14, 2020.

Fair Values of Assets Acquired and Liabilities Assumed

The following table summarizes the fair values of assets acquired and liabilities assumed as of the date of acquisition:

Allocation of Purchase Price	Amount
Cash	$27,224
Patient accounts receivable	25,152
Property and equipment	34,813
Prepaid expenses and other current assets	9,590
Deposits	1,766
Intangible assets	344,300
Goodwill	926,658

Total assets acquired	1,369,503

Accounts payable	3,456
Accrued payroll expenses	25,739
Other accrued expenses	48,655
Current portion of contingent consideration	5,861
Other current liabilities	1,848
Long-term debt, net	135,006
Other noncurrent liabilities	9,617
Contingent consideration, net of current portion	4,048
Deferred tax liability, net	82,509

Total liabilities assumed	316,739

Fair Value of net assets	$1,052,764

The fair value of assets and liabilities other than intangible assets approximate the carrying amount as of acquisition date. The liquidity of receivables are based on contractual rates to payors. The identifiable intangible

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

assets acquired include the LifeStance corporate trade name, trade names related to the regional clinics, non-competition agreements with the Company’s executives, and non-competition agreements with providers.

In order to value trade names, the “relief-from-royalty” method was utilized. This method is based on the supposition that in lieu of ownership, the Company would be willing to pay a royalty in order to exploit the related benefits of the trade names. The value of the trade names was determined by discounting the inherent after-tax royalty savings associated with ownership or possession of the trade name over the expected useful life. The selected royalty rate (pre-tax) was based on an analysis of various factors, including an analysis of market data and comparable trade name agreements.

As it pertains to the non-competition agreements, the “with-and-without” method was utilized to determine the value. Revenue with the non-competition agreement in place was based on the Company’s forecast. The values indicated from the “with-and-without” method were adjusted to reflect the ability, feasibility, and desire for the partners to compete.

Subsequent to the closing of the TPG Acquisition, there was an additional cash payment of $2,977 related to a working capital adjustment, which was accounted for as a measurement period adjustment (see Note 9).

The following table summarizes the fair values of acquired intangible assets as of the date of the TPG Acquisition:

	Amount	Useful Life
Trade Names – Corporate	$235,500	22.5 years
Trade Names – Regional	$22,900	5 years
Non-Competition Agreements – Executives	$77,500	4 years
Non-Competition Agreements – Providers	$8,400	5 years

Total Intangible Assets	$344,300

Goodwill

Goodwill represented the excess of the purchase price over the net identifiable assets acquired and liabilities assumed. Goodwill is primarily attributable to the assembled workforce, customer and payor relationships and anticipated synergies and economies of scale expected from the integration of the businesses. The synergies include certain cost savings, operating efficiencies, and other strategic benefits projected to be achieved as a result of the acquisition. There is no tax-deductible goodwill from the TPG Acquisition.

Pro Forma

The Company’s unaudited pro forma revenue and net loss for the years ended December 31, 2020 and 2019 below have been prepared as if the TPG Acquisition occurred on January 1, 2019.

	Year Ended December 31, 2020	Year Ended December 31, 2019
Revenue	$377,217	$212,518
Net loss	$(26,727)	$(52,463)

The transaction costs related to the TPG Acquisition were $32,942, all of which were expensed as incurred.

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

NOTE 4 ACQUISITIONS

During the period from April 13, 2020 to December 31, 2020 (Successor), the period from January 1, 2020 to May 14, 2020, and the year ended December 31, 2019 (Predecessor), the Company completed the acquisitions of 17, 6, and 13, respectively, outpatient mental health practices to gain market share and realize synergies in the mental health markets. The Company accounted for the acquisitions as business combinations using the acquisition method of accounting. The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date.

Total consideration transferred for these acquisitions consisted of the following:

	Successor	Predecessor
Total consideration transferred	April 13 to December 31, 2020	January 1 to May 14, 2020	Year ended December 31, 2019
Cash consideration	$169,708	$12,369	$60,698
Debt consideration	—	500	—
Contingent consideration, at fair value	10,220	3,788	22,868
Series A preferred units	—	—	5,770
Class A-2 common units(1)	7,590	—	—

Total consideration transferred	$187,518	$16,657	$89,336

(1)

Excludes 511 Class A-2 common units related to the promissory note (see “Debt consideration”) issued during the Predecessor period that was subsequently converted to equity during the Successor period.

The results of the acquired business have been included in the Company’s consolidated financial statements beginning after their acquisition date. It is impracticable to provide historical supplemental pro forma financial information along with revenue and earnings subsequent to the acquisition date for acquisitions during the period due to a variety of factors, including access to historical information and the operations of acquirees were integrated within the Company shortly after closing and are not operating as a discrete entity within the Company’s organizational structure.

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

Fair Values of Assets Acquired and Liabilities Assumed

The following table summarizes the fair values of assets acquired and liabilities assumed as of the dates of acquisition:

	Successor	Predecessor
Allocation of Purchase Price	April 13 to December 31, 2020	January 1 to May 14, 2020	Year ended December 31, 2019
Cash	$5,573	$238	$1,637
Patient accounts receivable	10,371	1,344	3,544
Property and equipment	1,948	234	1,606
Prepaid expenses and other current assets	3,415	68	232
Deposits	521	87	173
Intangible assets	11,766	2,080	7,049
Goodwill	169,024	14,099	80,090

Total assets acquired	202,618	18,150	94,331

Current liabilities	12,227	1,493	4,964
Non-current liabilities	2,873	—	31

Total liabilities assumed	15,100	1,493	4,995

Fair value of net assets	$187,518	$16,657	$89,336

The fair value of assets and liabilities other than intangible assets approximate the carrying amount as of acquisition date.

The following table summarizes the fair values of acquired intangible assets as of the dates of acquisition:

	Successor	Predecessor
	April 13 to December 31, 2020	January 1 to May 14, 2020	Year ended December 31, 2019
Regional trade name (1)	$7,577	$1,721	$6,170
Non-Competition Agreements (2)	4,189	359	879

Total	$11,766	$2,080	$7,049

(1)	Useful lives for trade names are 5 years.
(2)	Useful lives for non-competition agreements are 5 years.

Contingent Consideration

Under the provisions of the acquisition agreements, the Company may pay additional cash consideration in the form of earnouts, contingent upon the acquirees achieving certain performance and operational targets including Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”) measures and employee retention and growth (see Note 8).

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

The following table summarizes the maximum contingent consideration based on the acquisition agreements:

	Successor	Predecessor
Contingent Consideration	April 13 to December 31, 2020	January 1 to May 14, 2020	Year ended December 31, 2019
Maximum contingent consideration based on acquisition agreements	$19,038	$4,336	$24,368

Goodwill

Goodwill represents the excess of the purchase price over the net identifiable assets acquired and liabilities assumed. Goodwill is primarily attributable to the assembled workforce, customer and payor relationships and anticipated synergies and economies of scale expected from the integration of the businesses. The synergies include certain cost savings, operating efficiencies, and other strategic benefits projected to be achieved as a result of the acquisition. All goodwill is deductible for tax purposes.

NOTE 5 PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	Successor December 31, 2020	Predecessor December 31, 2019
Clinician advances	$4,586	$1,901
Prepaid rent	2,549	1,088
Prepaid fixed fee bonuses	1,680	840
Prepaid other	1,702	985
Other receivables	3,228	497

Total	$13,745	$5,311

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

NOTE 6 INTANGIBLE ASSETS

Intangible assets consist of the following:

December 31, 2020 (Successor)	Gross carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life (Years)
Regional trade names	$30,477	$(3,178)	$27,299	5.0
LifeStance trade names	235,500	(6,624)	228,876	22.5
Non-competition agreements	90,089	(13,468)	76,621	4.1

Total intangible assets	$356,066	$(23,270)	$332,796

December 31, 2019 (Predecessor)	Gross carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life (Years)
Regional trade names	$17,847	$(4,676)	$13,171	5.7
Non-competition agreements	2,398	(618)	1,780	5.4

Total intangible assets	$20,245	$(5,294)	$14,951

Gross carrying amount is based on the fair value of the intangible assets determined at acquisitions. Total intangible asset amortization expense was $23,270, $1,435, and $3,056 for the period from April 13, 2020 to December 31, 2020 (Successor), the period from January 1, 2020 to May 14, 2020, and the year ended December 31, 2019 (Predecessor), respectively.

The future amortization of intangible assets is as follows:

Year ending December 31,	Amount
2021	$38,455
2022	38,455
2023	38,455
2024	26,217
2025	14,672
Thereafter	176,542

Total	$332,796

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

NOTE 7 PROPERTY AND EQUIPMENT

Property and equipment, net consist of the following:

	Successor December 31, 2020	Predecessor December 31, 2019
Leasehold improvements	$39,586	$14,714
Computers and peripherals	5,749	2,773
Furniture, fixtures and equipment	8,726	4,876
Medical equipment	2,143	1,345
Construction in process	7,577	3,009

Total property and equipment	63,781	26,717
Less: Accumulated depreciation	(4,432)	(4,291)

Total property and equipment, net	$59,349	$22,426

Depreciation expense consists of the following:

	Successor	Predecessor
	April 13 to December 31, 2020	January 1 to May 14, 2020	Year ended December 31, 2019
Depreciation expense	$4,440	$1,900	$3,039

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

NOTE 8 FAIR VALUE MEASUREMENTS

The Company measures its contingent consideration liability at fair value on a recurring basis using Level 3 inputs. The Company estimates the fair value of the contingent consideration liability based on the likelihood and timing of the contingent earn-out payments. The fair value is derived using valuation methodologies, such as a discounted cash flow model, and is not based on market exchange, dealer, or broker traded transactions. This valuation incorporates certain assumptions and projections in determining the fair value assigned to such liability. The valuation methodology differs depending on the type of earn-out target (that is, EBITDA based or full time employee (“FTE”) retention and growth). The following is a summary of the significant assumptions used for the fair value measurement of the contingent consideration liability:

Valuation Technique	Range of Significant Assumptions
		December 31, 2020 (Successor)	December 31, 2019 (Predecessor)
Monte Carlo Simulation EBITDA based earn-outs as of December 31, 2020 (Successor)	Expected EBITDA	Acquisition specific	n.a
	Discount rate	16.15% - 19.65%	n.a
	Counter-party risk premium	8.46% - 8.77%	n.a
	Volatility	50%	n.a

Probability-weighted analysis	Probability	25% - 100%	33% - 100%
FTE based earn-outs as of December 31, 2020 (Successor) and all earn-outs as of December 31, 2019 (Predecessor)	Discount rate	8.65% - 8.68%	n.a.[1]

(1)

The Company used undiscounted cash flows to determine the fair value of the contingent consideration liabilities as of December 31, 2019 (Predecessor) as it determined the impact of discounting would not have a material impact on the financial statements.

In the Predecessor 2019 period, the Monte Carlo method was not utilized to value contingent consideration.

As of December 31, 2020, the Company adjusted the fair value of the contingent consideration liability due to remeasurement at the reporting date. See Note 19 for discussion of payments of contingent consideration made related to prior year acquisitions, fair value adjustments, and a rollforward of the contingent consideration balance from the prior year.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis:

December 31, 2020 (Successor)	Level 1	Level 2	Level 3	Total
Financial Instrument
Contingent consideration liability	$—	$—	$16,414	$16,414

December 31, 2019 (Predecessor)	Level 1	Level 2	Level 3	Total
Financial Instrument
Contingent consideration liability	$—	$—	$25,536	$25,536

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

At the close of the TPG Acquisition (see Note 3), the Company recorded the acquired assets and assumed liabilities at their acquisition date fair values in accordance with ASC 805, Business Combinations. As disclosed in Note 4, the Company acquired several outpatient mental health practices during the period from April 13, 2020 to December 31, 2020 (Successor), the period from January 1, 2020 to May 14, 2020, and the year ended December 31, 2019 (Predecessor). The values of net tangible assets acquired, and the resulting goodwill and other intangible assets were recorded at fair value using Level 3 inputs. The majority of the tangible assets acquired and liabilities assumed were recorded at their carrying values as of the respective dates of acquisition, as their carrying values approximated their fair values due to their short-term nature. The fair values of goodwill and other intangible assets acquired in these acquisitions were estimated with the assistance of a third-party valuation expert primarily based on the income approach. The income approach estimates fair value based on the present value of the cash flows that the assets are expected to generate in the future. The Company developed estimates for the expected future cash flows and discount rates used in the present value calculations. Other than assets acquired and liabilities assumed in these acquisitions, there were no material assets or liabilities measured at fair value on a nonrecurring basis during 2019 or 2020.

NOTE 9 GOODWILL

The following table summarizes changes in the carrying amount of goodwill:

December 31, 2020 (Successor)	Goodwill
Balance as of April 13, 2020	$—
TPG Acquisition (Note 3)	926,658
Measurement period adjustment (Note 3)	2,977
Business acquisitions (Note 4)	169,024

Balance as of December 31, 2020	$1,098,659

December 31, 2019 (Predecessor)	Goodwill
Balance as of January 1, 2019	$134,524
Business acquisitions (Note 4)	80,090

Balance as of December 31, 2019	$214,614

NOTE 10 OTHER ACCRUED EXPENSES

Other accrued expenses consist of the following:

	Successor December 31, 2020	Predecessor December 31, 2019
Patient credit payable	$5,729	$4,654
Accrued transaction fees	353	550
Accrued federal, state, and property taxes	446	191
Accrued interest	1,011	232
Other accrued expense	7,146	5,841

Total	$14,685	$11,468

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

NOTE 11 LONG-TERM DEBT

On August 28, 2018, the Company issued a term loan and revolver to Capital One. On March 15, 2019, the Company refinanced the term loan and revolver with Capital One under the First Amendment to the Credit Agreement (the “ March 2019 Credit Agreement”). The March 2019 Credit Agreement resulted in the Company issuing new term loans and revolvers to new lenders. The March 2019 Credit Agreement also gave the Company the right to issue additional term loans ($40,000 Delayed Draw Loan) which were issued under the same terms as the March 2019 Credit Agreement.

On March 13, 2020, the Company amended the March 2019 Credit Agreement, adding an incremental $50,000 to the Delayed Draw Loan. The other underlying terms of the agreement remained the same as the terms under the March 2019 Credit Agreement. The outstanding debt balance on the revolving loan was payable in quarterly interest payments through March 15, 2024, and the outstanding debt balance on the term loan and Delayed Draw Loan was payable in quarterly principal and interest payments through March 15, 2025.

On May 14, 2020, in connection with the TPG Acquisition, the successor company entered into the May 2020 Credit Agreement (the “May 2020 Credit Agreement”). The successor company did not assume any existing debt from the predecessor company. The May 2020 Credit Agreement resulted in the extinguishment of the March 2019 Credit Agreement recorded in the predecessor period, with the May 2020 Credit Agreement debt being treated as a new issuance of debt in the successor period. Unamortized debt issue costs of $2,689 were included in the calculation of extinguishment of debt. The Company borrowed $210,000 in term loans and $50,000 in delayed draw loans, payable in quarterly principal and interest payments, with a maturity date of May 14, 2026. The interest rate is a variable interest rate determined at LIBOR plus 3.25% to 3.75%. The May 2020 Credit Agreement provides for an alternative rate structure to LIBOR. The term loans and delayed draw loans are collateralized by the tangible assets and stock pledge of the Company. The Company also obtained access to a credit revolver with a total borrowing commitment of $20,000 with interest only payments until the maturity date of May 14, 2025.

On November 4, 2020, the Company amended the May 2020 Credit Agreement, adding an aggregate $115,000 in loan commitments by increasing the term loans by $75,000 and the delayed draw loans by $40,000. The underlying terms of the agreement remained the same.

The May 2020 Credit Agreement requires the Company to maintain compliance with certain restrictive financial covenants related to earnings, leverage ratios, and other financial metrics. The Company was in compliance with all debt covenants at December 31, 2020 (Successor) and December 31, 2019 (Predecessor).

The average interest rate was 9.63%, 6.16%, and 6.00% for the period from April 13, 2020 to December 31, 2020 (Successor), the period from January 1, 2020 to May 14, 2020, and the year ended December 31, 2019 (Predecessor), respectively.

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

Long-term debt consists of the following:

	Successor December 31, 2020	Predecessor December 31, 2019
Term loans	$283,950	$64,512
Delayed Draw loans	89,870	17,900

Total long-term debt	373,820	82,412
Less: Current portion of long-term debt	(3,738)	(844)
Less: Debt issue costs	(7,548)	(2,254)

Total Long-Term Debt, Net of Current Portion and Debt Issue Costs	$362,534	$79,314

The current portion of long-term debt is included within other current liabilities on the consolidated balance sheets.

Interest expense consists of the following:

	Successor	Predecessor
	April 13 to December 31, 2020	January 1 to May 14, 2020	Year ended December 31, 2019
Interest expense	$19,112	$3,020	$5,409

Future principal payments on long-term debt are as follows:

Year ending December 31,	Amount
2021	$3,738
2022	3,738
2023	3,738
2024	3,738
2025	3,738
Thereafter	355,130

Total	$373,820

The fair value of long-term debt is based on the present value of future payments discounted by the market interest rate or the fixed rates based on current rates offered to the Company for debt with similar terms and maturities, which is a Level 2 fair value measurement. Long-term debt is presented at carrying value on the consolidated balance sheets. The fair value of long-term debt at December 31, 2020 (Successor) was $458,685.

Revolving Loan

Under the May 2020 Credit Agreement, the Company has a revolving loan from Capital One in the amount of $20,000. Any borrowing on the revolving loan is due in full on March 15, 2024. The revolving loan can be drawn upon at an interest rate equal to LIBOR plus 4.50% to 4.75%, depending on certain financial ratios. The unused revolving loan incurs a commitment fee of 0.5% per annum. There are no amounts outstanding on the revolving loan as of December 31, 2020.

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

NOTE 12 TOTAL REVENUES

The Company’s total revenues are dependent on a series of contracts with third-party payors, which is typical for providers in the health care industry. The Company has determined that the nature, amount, timing and uncertainty of revenue and cash flows are affected by the payor mix with third-party payors which have different reimbursement rates.

The payor mix of fee-for-service revenue from patients and third-party payors consists of the following:

	Successor		Predecessor
	April 13 to December 31, 2020		January 1 to May 14, 2020		Year ended December 31, 2019
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	% of Total Revenue
Commercial	$236,649	89%	$98,146	88%	$180,242	85%
Government	12,662	5%	5,411	5%	12,616	6%
Self-pay	11,099	4%	4,821	4%	11,179	5%

Total patient service revenue	260,410	98%	108,378	97%	204,037	96%
Nonpatient service revenue	5,146	2%	3,283	3%	8,481	4%

Total	$265,556	100%	$111,661	100%	$212,518	100%

Among the commercial payors, five insurance companies comprise the following percentages of revenues. Three payors individually exceed 10% of the Company’s revenues.

	Successor	Predecessor
	April 13 to December 31, 2020	January 1 to May 14, 2020	Year ended December 31, 2019
	% of Total Revenue	% of Total Revenue	% of Total Revenue
Top five commercial payors	68%	67%	64%
Top one payor	22%	23%	21%
Top two payor	19%	19%	18%
Top three payor	13%	11%	11%

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

NOTE 13 INCOME TAXES

Provision for Income Taxes

The provision (benefit) for income taxes is comprised of the following components:

	Successor	Predecessor
	April 13 to December 31, 2020	January 1 to May 14, 2020	Year ended December 31, 2019
Current
Federal	$—	$—	$—
State	429	251	356

Total current	429	251	356
Federal	(3,239)	(1,592)	1,810
State	(1,212)	(978)	40

Total deferred	(4,451)	(2,570)	1,850

Total income tax (benefit) provision	$(4,022)	$(2,319)	$2,206

The net deferred tax assets and liabilities consist of the following:

	Successor	Predecessor
	December 31, 2020	December 31, 2019
Deferred tax assets
Accruals and reserves	$3,064	$1,463
Net operating losses	7,784	698
Other	1	1

Gross deferred tax assets	10,849	2,162
Deferred tax liabilities
Fixed assets	(10,200)	(1,549)
Intangibles	(81,875)	(1,476)

Gross deferred tax liabilities	(92,075)	(3,025)

Net deferred tax liability	$(81,226)	$(863)

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision (benefit) for income taxes as follows:

	Successor		Predecessor
	April 13 to December 31, 2020		January 1 to May 14, 2020		Year ended December 31, 2019
	Amount	%	Amount	%	Amount	%
Tax provision at U.S. federal statutory rate	$(3,601)	21.00%	$(5,726)	21.00%	$1,653	21.00%
State income taxes, net of federal benefit	(862)	5.03%	(762)	2.80%	286	3.63%
Transaction costs	—	—	4,204	(15.42%)	—	—
Other adjustments	—	—	33	(0.12%)	279	3.53%
Permanent items	136	(0.79%)	(68)	0.25%	(29)	(0.36%)
Stock based compensation	305	(1.78%)	—	—	17	(0.21%)

Income tax (benefit) provision	$(4,022)	23.46%	$(2,319)	8.51%	$2,206	27.59%

Differences between the statutory rate are the result of permanent book/tax differences and state income taxes.

As of May 14, 2020 (Predecessor), the Company has $14,299 of federal net operating loss carryforwards and $9,519 of state net operating loss carryforwards. $11,199 federal net operating loss carryforwards begin to expire in 2037, and the remaining federal net operating loss carryforwards have no expiration. The state net operating loss carryforwards begin to expire in 2037.

As of December 31, 2020 (Successor), the Company has $34,802 of federal net operating loss carryforwards and $13,330 of state net operating loss carryforwards. $11,199 federal net operating loss carryforwards begin to expire in 2037, and the remaining federal net operating loss carryforwards have no expiration. The state net operating loss carryforwards begin to expire in 2037.

As of December 31, 2019 (Predecessor), the Company has $569 of federal net operating loss carryforwards and $1,900 of state net operating loss carryforwards. The $569 federal net operating loss carryforwards begin to expire in 2037 and the state net operating loss carryforwards begin to expire in 2037.

Under Section 382 of the Internal Revenue Code of 1986, as amended, the Company’s ability to utilize net operating loss carryforwards or other tax attributes, such as research tax credits (under IRC Section 383), in any taxable year may be limited if it experiences an ownership change. As of December 31, 2020 (Successor) and December 31, 2019 (Predecessor), the Company has not completed a formal Section 382 study on the potential limitation of its tax attributes. However, if an ownership shift had occurred, the Company believes that existing net operating losses are not permanently limited as of December 31, 2020 (Successor) and December 31, 2019 (Predecessor). Any limitation may limit the Company’s future use of net operating losses.

Uncertain Income Tax Positions

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions in the United States where applicable. There are currently no pending tax examinations. The Company thus is still open under the U.S. statute from 2015 to the present. Earlier years may be examined to the extent that loss carryforwards are

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

used in future periods. There are no tax matters under discussion with taxing authorities that are expected to have a material effect on the Company’s consolidated financial statements.

As of December 31, 2020 (Successor) and December 31, 2019 (Predecessor), the Company did not have a liability for unrecognized tax benefits and has no accrued interest or penalties related to uncertain tax positions.

NOTE 14 REDEEMABLE CONVERTIBLE PREFERRED UNITS

On July 20, 2017, the Company executed the Amended and Restated Limited Liability Company Agreement which established the terms of the Series A-1 redeemable convertible preferred units (“Series A-1 Preferred Units”) and Series A redeemable convertible preferred units (“Series A Preferred Units”) (collectively, referred to as the “Preferred Units”), which were issued to various investors and employees of the Company.

In connection with the TPG Acquisition, the holders of LifeStance Health, LLC’s Preferred Units exchanged 100% of their units for equity interest in LifeStance Holdings and the historic Preferred Unit holders contributed all of their interest in LifeStance Holdings to LifeStance TopCo, in exchange for LifeStance TopCo’s Class A Common Units and Class A-1 Common Units. The Preferred Units had a reverse stock split and were converted to Common Units of LifeStance TopCo. The Preferred Units are classified as mezzanine equity on the consolidated balance sheets and remeasured to their redemption value at each reporting date. The Series A Preferred Units’ redemption value is equal to its issuance price; as such, no remeasurement adjustment amount was recorded for the period ended May 14, 2020 and year ended December 31, 2019. The Series A-1 Preferred Units’ redemption value is equal to the greater of i) fair value at the redemption date, or ii) the sum of the issuance price plus any accumulated but unpaid dividends. Changes in the carrying amount of the Series A-1 Preferred Units will be charged against retained earnings (or additional paid-in capital in the absence of retained earnings until exhausted, at which point any remainder would increase accumulated deficit). The table below includes the number of authorized units and issued units, as well as the issuance price, liquidation preference and initial carrying amount of the Preferred Units immediately prior to the TPG acquisition which occurred on May 14, 2020.

	Year of Issuance	Authorized Units	Issued Units	Issuance Price per Unit	Liquidation Preference	Initial Carrying Amount
Unit Series
Series A-1	2017	110,898	87,000	$1.00	$106,978	$87,000
	2018	110,898	22,838	1.00	26,568	22,838

			109,838		$133,546	$109,838

Series A	2017	23,600	11,741	$1.00	$14,504	$11,741
	2018	23,600	1,500	1.50	2,536	2,250
	2019	23,600	2,885	2.00	6,276	5,770

			16,126		$23,316	$19,761

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

The table below includes the number of authorized units and issued units, as well as the issuance price, liquidation preference and initial carrying amount of the Preferred Units as of December 31, 2019.

	Year of Issuance	Authorized Units	Issued Units	Issuance Price per Unit	Liquidation Preference	Initial Carrying Amount
Unit Series
Series A-1	2017	110,898	87,000	$1.00	$103,957	$87,000
	2018	110,898	22,838	1.00	25,831	22,838

			109,838		$129,788	$109,838

Series A	2017	23,600	11,741	$1.00	$14,096	$11,741
	2018	23,600	1,833	1.50	3,006	2,750
	2019	23,600	2,885	2.00	6,102	5,770

			16,459		$23,204	$20,261

Dividends

The holders of Preferred Units shall be entitled to receive, out of funds legally available therefore, cumulative cash distributions at the annual rate of 8% of the Series A-1 accrued value or the Series A accrued value (each accrued value equal to the issuance price plus any accumulated but unpaid dividends on the respective Preferred Units), as applicable (as the same may be adjusted from time to time), prior and in preference to any declaration or payment of any distribution to the holders of Class A, Class B and Class C units (collectively, the “Common Units”). Distributions on the Preferred Units shall be payable when, as, and if declared by the Board, shall be cumulative and shall accrue daily from and after, but shall compound annually on each anniversary of, the date of original issuance of each Preferred Unit, whether or not earned or declared, and whether or not there are earnings or profits, surplus or other funds or assets of the Company legally available for the payment of distributions. If any accrued distributions have not been paid in cash on or prior to any such annual distribution payment date, such accrued distribution shall be added to the accrued value of Series A-1 or Series A, as applicable.

In the event that the Board shall declare a distribution payable upon the then outstanding Common Units, the holders of Preferred Units shall be entitled, in addition to any cumulative distributions to which the Preferred Units may be entitled, to receive the amount of distributions per unit of Preferred Units that would be payable on the number of whole units of the Common Units into which each Preferred Unit held by each holder could be converted.

As of December 31, 2019 (Predecessor), the Series A-1 and Series A Preferred Units had arrearages in cumulative dividends of $19,950, and $2,943, respectively.

Redemption

The Company will, upon each written request from the Series A holders between March 10, 2018 to March 10, 2020, redeem all or any portion of the Series A Preferred Units. Each Series A Preferred Unit shall be redeemed at issuance price. There were no requests for redemption through March 10, 2020.

An enterprise valuation approach was utilized to determine the value of the Series A-1 Preferred Units. Assumptions utilized by the Company in determining the valuation included revenue multiple and lack of

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

marketability discount. The revenue multiple was based on the median enterprise value of transactions deemed to be most closely aligned with the Company’s business model. A lack of marketability discount was applied to adjust the valuation for the unit holder’s limitation of immediate liquidity.

In the event of any liquidation event, after payment of all debts and liabilities of the Company, each holder of Preferred Units shall be entitled to be paid out of the assets of the Company available for distribution to its members before any payment shall be made to the holders of Common Units or any other class or series of units ranking on liquidation junior to the Preferred Units by an amount in cash (i) per Series A-1 Preferred Unit equal to the greater of (A) the sum of the Series A-1 Preferred Unit issuance price plus an accrued and unpaid dividends, or (B) such amount as would have been payable to the Class A Common Units into which such Series A-1 Preferred Unit would have converted had all Series A-1 Preferred Units and Series A Preferred Units been converted into Class A Common Units and Class B Common Units, and per Series A Preferred Unit equal to the greater of (A) issuance price plus an accrued and unpaid dividends, or (B) such amount as would have been payable to the Class B Common Units into which such Series A Preferred Unit would have converted had all Series A-1 Preferred Units and Series A Preferred Units been converted into Class A Common Units and Class B Common Units, as applicable.

Conversion

Upon (i) the written consent of the Preferred Unit holders or (ii) the closing of a Qualified Public Offering, all Series A Preferred Units shall be converted into Class B Common Units, and Series A-1 Preferred Units shall be converted into Class A Common Units.

A “Qualified Public Offering” shall mean an Initial Public Offering, at a price of at least 350% of the effective Series A-1 purchase price per unit (subject to appropriate adjustment for stock splits, stock distributions, combinations and other similar recapitalizations affecting such shares), in a firm commitment underwritten public offering pursuant to an effective registration statement, resulting in at least $50,000 of proceeds to the Company (net of the underwriting discounts or commissions and offering expenses) and after which the equity securities are listed on a National Exchange.

As discussed above, pursuant to the TPG Acquisition (see Note 3), the historic holders of Series A and Series A-1 Preferred Units exchanged all the units for equity interest in LifeStance Holdings, and subsequently exchanged equity interest for the successor’s Class A Units and Class A-1 Units. See Note 16 for more details on the exchange.

Liquidation Preference

Upon the occurrence of a liquidation event the Preferred Unit holders are entitled to the greater of (a) the Preferred Units unpaid capital plus any unpaid 8% preferential return or (b) the ratable distribution of proceeds on an as converted basis as follows: Series A-1 Preferred Units, Series A-1 Preferred Units on an as-converted basis into Class A Common Units followed by Series A Preferred Units on an as-converted basis into Class B Common Units. Any remaining assets available for distribution to its members are to be distributed ratably to the Class A and Class B Common unit holders and vested Common C unit holders.

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

Voting Rights

Each Series A-1 Preferred Unit shall be entitled to cast one (1) vote for each Class A Common Unit into which such Series A-1 Preferred Unit is then convertible (on an aggregate basis for each Holder of Series A-1 Preferred Units) on any matter requiring approval of such Units. Class B Common Units, Class C Common Units and Series A Preferred Units have no voting rights.

NOTE 15 UNIT-BASED COMPENSATION

Class C Units and Class A Units (Predecessor)

For the period from January 1, 2020 to May 14, 2020 and prior (Predecessor), the Board issued Class C Units and Class A Units options which represented options to purchase membership units in LifeStance Health, LLC. All Class C Units and Class A Units options were fully vested and exercised as of May 14, 2020 and all holders were granted LifeStance TopCo Class A-1 Units upon the TPG Acquisition occurring. No options to purchase Class C Units or Class A Units were outstanding at December 31, 2020 (Successor).

On the grant date, recipients of the Class C Units and Class A Units purchased the units at their fair market value paid in cash. The Company recorded total unit-based compensation expense of $0 for the period from January 1, 2020 to May 14, 2020 (Predecessor) related to Class C Units and Class A Units, respectively, and $54 and $0 related to Class C Units and Class A Units, respectively, for the year ended December 31, 2019 (Predecessor).

Class B Profits Interests Units (Successor)

On May 14, 2020, the Company’s Board adopted the Partnership Interest Award Agreement (“Award Agreement”). From May 14, 2020 through December 31, 2020 (Successor), under the Award Agreement, the Company granted awards in the form of Profits Interests Units to employees, officers and directors.

These Profits Interests represent profits interest ownership in the Company tied solely to the accretion, if any, in the value of the Company following the date of issuance of such Profits Interests. Profits Interests participate in any increase of the Company value related to their profits interests after the hurdle value has been achieved.

A maximum of 179,190 Class B Profits Interests Units may be granted under the Award Agreement. Awards are granted on a discretionary basis and are subject to the approval of the Company’s Board of Directors. The Company granted 143,343 Class B Profits Interests Units awards during the 2020 Successor period.

Holders of the Profits Interests Units receive distributions (other than tax distributions) only upon a liquidity event, as defined, that exceeds a threshold equivalent to the fair value of the Company, as determined by the Company’s Board, at the grant date. All awards include a repurchase option at the election of the Company for the vested portion upon termination of employment or service and any unvested awards will be forfeited.

Profits Interests Units are accounted for as equity using the fair value method, which requires the measurement and recognition of compensation expense for all profit interest-based payment awards made to the holders based upon the grant-date fair value. The Company has concluded that both the Service-Vesting Units and the Performance-Vesting Units are subject to a market condition and has assessed the market condition as part of its determination of the grant date fair value.

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

Accordingly, the Company determined the fair value of each award on the date of grant using a Monte Carlo simulation model with the following assumptions used for the grants issued for the period from April 13, 2020 to December 31, 2020 (Successor):

Risk-free rate	0.2%
Volatility	40.0%
Time to liquidity event (years)	3.0
Discount for lack of marketability (DLOM)	20.0%

The volatility assumption used in the Monte Carlo simulation model is based on the expected volatility of public companies in similar industries, adjusted to reflect the differences between the Company and public companies in size, resources, time in industry, and breadth of service offerings.

The following is a summary of Class B Profits Interests Units for the period from April 13, 2020 to December 31, 2020 (Successor):

	Class B Profits Interests	Weighted-Average Grant Date Fair Value
Outstanding, April 13, 2020	—	$—
Granted	143,343	0.13
Vested	—	—

Outstanding, December 31, 2020	143,343	$0.13

The following is a summary of the Class B Profits Interests Units corresponding hurdle values as of December 31, 2020 (Successor):

	As of December 31, 2020 (Successor)
	Units Outstanding	Hurdle Value
Total	143,343	$1,015,392

The Company recognized $1,452 in unit-based compensation expense related to the Class B Profits Interests for the period from April 13, 2020 to December 31, 2020 (Successor). These amounts are recognized within general and administrative expenses in the consolidated statements of income/(loss) and comprehensive income/(loss). At December 31, 2020 (Successor), the Company has $10,589 in unrecognized unit-based compensation expense related to non-vested Service-Vesting awards that will be recognized over the weighted-average period of 4.4 years. At December 31, 2020 (Successor), the Company has $6,880 in unrecognized unit-based compensation expense related to Performance-Vesting units.

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

NOTE 16 MEMBERS’ EQUITY (DEFICIT)

Common Units

At December 31, 2020 (Successor) and December 31, 2019 (Predecessor), the Company has three classes of Common Units, which have been authorized and issued as follows:

	Successor December 31, 2020		Predecessor December 31, 2019
	Units		Units
	Authorized	Issued	Authorized	Issued
Class A	—	—	182,807	25,252
Class A-1	959,563	959,563	—	—
Class A-2	49,946	49,946	—	—
Class B	179,000	—	38,695	—
Class C	—	—	28,303	4,980

Total units	1,188,509	1,009,509	249,805	30,232

The chief executive officer (“CEO”) has 35,000 redeemable Class A units. He has the right, upon termination for any reason other than proper cause, to put his redeemable Class A units back to the partnership at fair value (“Put Right”). The CEO (or permitted transferee) shall have this Put Right also upon death or disability. As this is both outside of the Company’s control and probable to eventually occur, the redeemable Class A units subject to this Put Right are classified as mezzanine equity and carried at fair value (i.e., redemption price). There was no change to the fair value between May 14, 2020 and December 31, 2020.

Class A and Class A-1 Common Units have equal voting rights. Class A-2, Class B and Class C Common Units are nonvoting units. All Common Units have no par value.

Upon the closing of the TPG Acquisition, the Company initiated two share exchanges for all outstanding shares, including Class A and Class C Units, as well as Series A and Series A-1 Preferred Units. Subsequent to the share exchanges, holders of the units received cash consideration for a portion of their units, and the remaining units were exchanged for Class A-1 and Class A-2 units of LifeStance TopCo based on a predetermined exchange ratio. There were 345,978 Class A-1 units, inclusive of 35,000 redeemable units, and 35,845 Class A-2 units outstanding a result of the exchange of equity. No Class A Units or Class C Units were outstanding after the TPG Acquisitions as a result of the conversion.

See Note 15 for discussion regarding Class B Units.

NOTE 17 RELATED PARTY TRANSACTIONS

The Company leases 14 office facilities under operating leases with clinicians expiring through 2034. These clinicians are considered related parties as they are employees of the Company. The leases provide for monthly minimum rent payments, and some include renewal options for additional terms. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease. Total related-party rent expense amounted to $659, $388 and $2,462 for the period from April 13, 2020 to December 31, 2020 (Successor), the period from January 1, 2020 to May 14, 2020, and the year ended December 31, 2019 (Predecessor) respectively.

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

A summary of noncancelable future minimum operating lease payments under these leases is as follows:

Year ending December 31	Amount
2021	$1,124
2022	1,025
2023	772
2024	518
2025	443
Thereafter	257

Total	$4,139

In addition, management fees to TPG and certain executives of the Company were identified as related party transactions. Total related-party management fees amounted to $152 and $14 for the period from April 13, 2020 to December 31, 2020 (Successor) and the period from January 1, 2020 to May 14, 2020, respectively.

NOTE 18 RETIREMENT PLANS

The Company offers 401(k) profit sharing plans that are available to employees. The Company’s plan was established pursuant to the provisions of Section 401(k) of the Internal Revenue Code (IRC). The plan allows for employees to contribute a percentage of their base annual salaries on a tax-deferred basis not to exceed IRC limitations.

The Company plan provides for a 401(k) matching program under which the Company will match 100% of the employees’ contribution up to 3% of the employees’ compensation, plus 50% of salary deferrals between 3% and 5% of employees’ compensation. The matching contribution is subject to certain eligibility and vesting conditions. The employer can also make additional discretionary employer contributions to the 401(k) Plan up to an amount to be determined at the end of each plan year.

The following is a rollforward of the Company’s liability for employer contributions, which is included in accrued payroll expenses on the consolidated balance sheets:

	Successor	Predecessor
	April 13 to December 31, 2020	January 1 to May 14, 2020	Year ended December 31, 2019
Beginning Balance	$—	$(3,198)	$(3,537)
Additions related to TPG Acquisition	(5,002)	—	—
Period expenses	(4,231)	(1,819)	(2,661)
Contributions	3,369	15	3,000

Liability for employer contributions	$(5,864)	$(5,002)	$(3,198)

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

NOTE 19 COMMITMENTS AND CONTINGENCIES

Contingent Consideration

For the period from April 13, 2020 to December 31, 2020 (Successor), the period from January 1, 2020 to May 14, 2020, and the year ended December 31, 2019 (Predecessor), there were post-close payments contingent on the future performance of its recently acquired targets achieving certain agreed upon performance metrics. Contingent consideration is recorded at fair value and was recognized in the purchase price allocation (see Note 4) of the acquired companies.

The following table presents changes to the Company’s contingent consideration balance:

December 31, 2020 (Successor)	Contingent Consideration
Balance as of April 13, 2020	$—
Additions related to TPG Acquisition	9,909
Additions related to acquisitions	10,220
Payments of contingent consideration	(4,291)
Loss on remeasurement	576

Balance as of December 31, 2020	$16,414

December 31, 2019 (Predecessor)	Contingent Consideration
Balance as of January 1, 2019	$7,920
Additions related to acquisitions	22,868
Payments of contingent consideration	(5,023)
Gain on remeasurement	(229)

Balance as of December 31, 2019	$25,536

May 14, 2020 (Predecessor)
Balance as of January 1, 2020	$25,536
Additions related to acquisitions	3,788
Payments of contingent consideration	(19,093)
Gain on remeasurement	(322)

Balance as of May 14, 2020	$9,909

Leases with Third Parties

The Company leases its office facilities under operating leases expiring through 2029. The leases provide for monthly minimum rent payments, and some include renewal options for additional terms. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease. Total third-party rent expense amounted to $11,378, $4,210 and $7,510 for the period from April 13, 2020 to December 31, 2020 (Successor), the period from January 1, 2020 to May 14, 2020, and the year ended December 31, 2019 (Predecessor), respectively, and are included in center costs, excluding depreciation and amortization and general and administrative expenses within the consolidated statements of income/(loss) and comprehensive income/(loss).

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

A summary of non-cancellable future minimum third-party operating lease payments under these leases is as follows:

Year ending December 31,	Amount
2021	$19,775
2022	18,868
2023	17,839
2024	14,308
2025	10,935
Thereafter	17,484

Total	$99,209

Professional Liability Insurance

The medical malpractice insurance coverage is subject to an $8,000 per claim limit and an annual aggregate limit of $12,000 per clinician. Should the claims-made policy not be renewed or replaced with equivalent insurance, claims based on occurrences during its term, but reported subsequently, would be uninsured. The Company is not aware of any unasserted claims, unreported incidents, or claims outstanding, which are expected to exceed malpractice insurance coverage limits as of December 31, 2020 (Predecessor) and December 31, 2019 (Successor).

Health Care Industry

The health care industry is subject to numerous laws and regulations of federal, state, and local governments. These laws and regulations include, but are not necessarily limited to, matters such as licensure, accreditation, and government health care program participation requirements, reimbursement for patient services, and Medicare fraud and abuse. Recently, government activity has increased with respect to investigations and allegations concerning possible violations of fraud and abuse statutes and regulations by health care providers. Violation of these laws and regulations could result in expulsion from government health care programs together with imposition of significant fines and penalties, as well as significant repayments for patient services billed.

Laws and regulations concerning government programs, including Medicare and Medicaid, are complex and subject to varying interpretation. As a result of investigations by governmental agencies, various health care companies have received requests for information and notices regarding alleged noncompliance with those laws and regulations, which, in some instances, have resulted in companies entering into significant settlement agreements. Compliance with such laws and regulations may also be subject to future government review and interpretation as well as significant regulatory action, including fines, penalties, and potential exclusion from the related programs. There can be no assurance that regulatory authorities will not challenge the Company’s compliance with these laws and regulations, and it is not possible to determine the impact (if any) such claims or penalties would have upon the Company. In addition, the contracts the Company has with commercial payors also provide for retroactive audit and review of claims.

Management believes that the Company is in substantial compliance with fraud and abuse as well as other applicable government laws and regulations. While no regulatory inquiries have been made, compliance with such laws and regulations is subject to government review and interpretation, as well as regulatory actions unknown or unasserted at this time.

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

In response to the COVID-19 pandemic, state and federal regulatory authorities loosened or removed a number of regulatory requirements in order to increase the availability of telehealth services. For example, many state governors issued executive orders permitting physicians and other health care professionals to practice in their state without any additional licensure or by using a temporary, expedited or abbreviated licensure process so long as they hold a valid license in another state. In addition, changes were made to the Medicare and Medicaid programs (through waivers and other regulatory authority) to increase access to telehealth services by, among other things, increasing reimbursement, permitting the enrollment of out of state providers and eliminating prior authorization requirements. It is uncertain how long these COVID-19 related regulatory changes will remain in effect and whether they will continue beyond this public health emergency period. Management does not believe that the Company’s operations or results will be materially adversely affected by a return to the status quo from a regulatory perspective.

General Contingencies

The Company is exposed to various risks of loss related to torts; theft of, damage to and destruction of assets; errors and omissions, injuries to employees, and natural disasters. These risks are covered by commercial insurance purchased from independent third parties. There has been no significant reduction in insurance coverage from the previous year in any of the Company’s policies.

Litigation

The Company may be involved from time-to-time in legal actions relating to the ownership and operations of its business. In management’s opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have material adverse effect on the financial position, results of operations, or cash flows of the Company.

NOTE 20 NET INCOME OR LOSS PER UNIT

The following table presents the calculation of basic and diluted net income/(loss) per unit (“EPU”) for the Company’s common units:

Successor
April 13 to December 31, 2020
Net loss	$(13,125)
Weighted-average units used to compute basic and diluted net loss per unit	1,034,016
Net loss per unit, basic and diluted	$(0.01)

The Company has issued potentially dilutive instruments in the form of Class B Profits Interests Units granted to the Company’s employees. The Company did not include any of these instruments in its calculation of diluted loss per unit during the period from April 13, 2020 to December 31, 2020 (Successor) because to include them would be anti-dilutive due to the Company’s net loss during the period. See Note 15 for the issued and unvested Class B Profits Interests Units.

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

NOTE 21 SUBSEQUENT EVENTS

Subsequent Events through April 12, 2021

Management of the Company has evaluated subsequent events through April 12, 2021, the date on which the consolidated financial statements were issued and has concluded that there were no such events that require adjustment to the audited consolidated financial statements or disclosure in the notes to the audited consolidated financial statements other than noted below.

Acquisitions

The Company completed acquisitions of several outpatient mental health practices prior to April 12, 2021. The allocation of purchase price, including any fair value of contingent consideration, to the assets acquired and liabilities assumed as of the acquisition dates have not been completed.

For these acquisitions, total contractual consideration included cash consideration of $9,505, funded through credit facility financing, contingent consideration with a maximum value of $1,500, and the issuance of 480 Class A-2 units.

Long-Term Debt

In January 2021, the Company drew $1,500 from the credit revolver discussed in Note 11.

In February 2021, the Company amended the May 2020 Credit Agreement, increasing the total loan commitment by $50,000, including increases in the term loan of $7,200 and the delayed draw loan of $42,800. The other terms of the agreement remained the same.

In February 2021, the Company drew $2,500 from the aforementioned credit revolver.

In February 2021, the Company drew $1,500 from the aforementioned May 2020 Credit Agreement.

Contingent Consideration relating to Prior Acquisitions

During 2021, $1,547 of contingent consideration was paid out related to prior acquisitions.

Incorporation of LifeStance Health Group, Inc.

On January 28, 2021, LifeStance Health Group, Inc. (“LHG”) was incorporated in the state of Delaware. LHG was formed for the purpose of completing a public offering and related transactions. LHG will carry on the business LifeStance TopCo and subsidiaries upon completion of a public offering.

Equity Issuances

During February and March 2021, the Company issued additional 962 Class A-1 Common Units and 9,402 Class B Common Units to certain members of management and the Board of Directors.

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

Subsequent Events after April 12, 2021 (unaudited)

In connection with the reissuance of the consolidated financial statements, management of the Company has evaluated subsequent events through May 12, 2021, the date on which the consolidated financial statements were available to be reissued. Management has concluded that there were no such events that require adjustments to the audited consolidated financial statements or disclosure in the notes to the audited consolidated financial statements other than noted below.

Acquisitions

The Company completed acquisitions of several outpatient mental health practices subsequent to April 12, 2021. The allocation of purchase price, including any fair value of contingent consideration, to the assets acquired and liabilities assumed as of the acquisition dates have not been completed.

For these acquisitions, total contractual consideration included cash consideration of $14,250, funded through credit facility financing, contingent consideration with a maximum value of $850, and the issuance of 244 Class A-2 units.

Long-Term Debt

In April 2021, the Company further amended the May 2020 Credit Agreement, increasing the total loan commitment by $70,000, including increases in the term loan of $20,000, and the delayed draw loan of $50,000. The other terms of the agreement remained the same.

In April 2021, the Company made payments of $15,500 to aforementioned revolver.

In April 2021, the Company drew $52,600 from the aforementioned May 2020 Credit Agreement.

Contingent Consideration relating to Prior Acquisitions

Subsequent to April 12, 2021, $290 of contingent consideration was paid out related to prior acquisitions.

Subsequent Events after May 12, 2021 (unaudited)

In connection with the reissuance of the consolidated financial statements, management of the Company has evaluated subsequent events through June 1, 2021, the date on which the consolidated financial statements were available to be reissued. Management has concluded there were no such events that require adjustments to the audited consolidated financial statements or disclosure in the notes to the audited consolidated financial statements other than noted below.

Long-Term Debt

In May 2021, the Company drew $20,000 from the aforementioned May 2020 Credit Agreement.

LIFESTANCE TOPCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 13, 2020 TO DECEMBER 31, 2020 (SUCCESSOR), THE PERIOD FROM JANUARY 1, 2020 TO MAY 14, 2020 AND THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR)

(In thousands)

Subsequent Events after June 1, 2021 (unaudited)

In connection with the reissuance of the consolidated financial statements, management of the Company has evaluated subsequent events through June 8, 2021, the date on which the consolidated financial statements were available to be reissued. Management has concluded there were no such events that require adjustments to the audited consolidated financial statements or disclosure in the notes to the audited consolidated financial statements other than noted below.

Acquisitions

The Company completed acquisitions of several outpatient mental health practices prior to June 8, 2021. The allocation of purchase price, including any fair value of contingent consideration, to the assets acquired and liabilities assumed as of the acquisition dates have not been completed. For these acquisitions, total contractual consideration included cash consideration of $17,995, funded through credit facility financing, and contingent consideration with a maximum value of $1,000.

F-77

40,000,000 Shares

LifeStance Health Group, Inc.

Common Stock

Preliminary Prospectus

Morgan Stanley

Goldman Sachs & Co. LLC

J.P. Morgan

Jefferies

TPG Capital BD, LLC

UBS Investment Bank

William Blair

Capital One Securities

AmeriVet Securities

Drexel Hamilton

R. Seelaus & Co., LLC

Siebert Williams Shank

                , 2021

Through and including                 , 2021 (25 days after the commencement of this offering), all dealers that effect transactions in shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

Part II

Information Not Required in Prospectus

Item	13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee.

Item	Amount to be paid
SEC registration fee	$85,317
FINRA filing fee	225,500
Nasdaq listing fee	295,000
Blue sky fees and expenses	50,000
Printing and engraving expenses	800,000
Legal fees and expenses	3,000,000
Accounting fees and expenses	3,410,000
Transfer agent fees and expenses	7,500
Miscellaneous expenses	36,683

Total	$7,910,000

Item	14. Indemnification of Directors and Officers

Section 145(a) of the DGCL grants each corporation organized thereunder the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that such person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

Section 145(b) of the DGCL grants each corporation organized thereunder the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders of monetary damages for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which a director derived an improper personal benefit. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent authorized by the DGCL.

We have also entered into indemnification agreements with our directors and officers. Such agreements generally provide for indemnification by reason of being our director or officer, as the case may be. These agreements are in addition to the indemnification provided by our certificate of incorporation and bylaws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers, and controlling persons against certain liabilities, including liabilities under the Securities Act. Please see the form of underwriting agreement filed as Exhibit 1.1 hereto.

Our amended and restated bylaws indemnify the directors and officers to the full extent of the DGCL and also allow the Board of Directors to indemnify all other employees. Such right of indemnification is not exclusive of any right to which such officer or director may be entitled as a matter of law and shall extend and apply to the estates of deceased officers and directors. Section 145(f) of the DGCL further provides that a right to indemnification or to advancement of expenses arising under a provision of the bylaws shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission which is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought.

We also maintain a directors’ and officers’ insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions that are normal and customary for policies of this type. Section 145(g) of the DGCL provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under that section.

Item	15. Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act. No underwriters were involved in any of the following transactions.

Redeemable Class A Unit Issuances In connection with the TPG Acquisition, in May 2020, we issued an aggregate 35,000,000 Redeemable Class A Units to one of our officers at a purchase price of $1.00 per unit, for an aggregate purchase price of $35,000,000.

Class A-1 Unit Issuances

In connection with the TPG Acquisition, in May 2020, we issued an aggregate of 944,563,204 Class A-1 Units to our Principal Stockholders, as well as certain of our directors, officers and employees at a purchase price of $1.00 per unit, for an aggregate purchase price of $944,563,204.

In July 2020, we issued an aggregate of 15,000,000 Class A-1 Units to institutional investors at a purchase price of $1.00 per unit, for an aggregate purchase price of $15,000,000.

In December 2020, we transferred an aggregate of 24,144,435 Class A-1 Units to our officers at a purchase price of $1.00 per unit, for an aggregate purchase price of $24,144,435.

Class A-2 Unit Issuances

In connection with the TPG Acquisition, In May 2020, we issued an aggregate of 35,845,000 Class A-2 Units to prior equityholders of our acquired practices at a purchase price of $1.00 per unit, for an aggregate purchase price of $35,845,000.

In June 2020, we issued an aggregate of 5,011,068 Class A-2 Units to prior equityholders of our acquired practices at a purchase price of $1.00 per unit, for an aggregate purchase price of $5,011,068.

In August 2020, we issued an aggregate of 5,000,000 Class A-2 Units to institutional investors at a purchase price of $1.00 per unit, for an aggregate purchase price of $5,000,000.

In September 2020, we issued an aggregate of 1,040,000 Class A-2 Units to institutional investors and prior equityholders of our acquired practices at a purchase price of $1.00 per unit, for an aggregate purchase price of $1,040,000.

In November 2020, we issued an aggregate of 1,000,000 Class A-2 Units to prior equityholders of our acquired practices at a purchase price of $1.00 per unit, for an aggregate purchase price of $1,000,000.

In December 2020, we issued an aggregate of 2,050,000 Class A-2 Units to prior equityholders of our acquired practices at a purchase price of $1.00 per unit, for an aggregate purchase price of $2,050,000.

In February 2021, we issued an aggregate of 961,538 Class A-2 Units to a new board member at a purchase price of $1.04 per unit, for an aggregate purchase of $1,000,000.

In April 2021, we issued and aggregate of 480,769 Class A-2 Units to equityholders of our acquired practices at a purchase price of $2.05 per unit, for an aggregate purchase price of $985,576.

In May 2021, we issued an aggregate of 243,902 Class A-2 Units to equityholders of our acquired practices at a purchase price of $2.05 per unit, for an aggregate purchase price of $499,999.

Class B Unit Issuances

In May through December 2020, we granted to our directors, officers, employees, consultants, and other service providers 143,342,814 incentive units pursuant to our Incentive Plan.

During the three months ended March 31, 2021, we granted to our officers and employees 9,522 incentive units pursuant to our Incentive Plan.

Organizational Transactions

Pursuant to the Organizational Transactions described in the prospectus that forms a part of this Registration Statement, we will issue shares of common stock to existing holders of partnership interests of LifeStance TopCo, L.P. in exchange for such partnership interests.

The offers and sales of the above securities were deemed to be exempt from registration under the Securities Act of 1933 in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the above securities represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were placed upon any stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item	16. Exhibits and Financial Statement Schedules

(a) Exhibits

See Exhibit Index following the signature page.

(b) Financial statement schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item	17. Undertakings

The undersigned Registrant hereby undertakes:

(1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(2) The undersigned Registrant hereby undertakes:

(A) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit Index

Exhibit number	Description of exhibit

1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Certificate of Incorporation of LifeStance Health Group, Inc. (to be effective in connection with this offering)

3.2*	Form of Amended and Restated Bylaws of LifeStance Health Group, Inc. (to be effective in connection with this offering)

4.1*	Form of Common Stock Certificate

4.2*	Form of Registration Rights Agreement

5.1*	Opinion of Ropes & Gray LLP

10.1*	Credit Agreement, dated as of May 14, 2020, among Lynnwood Mergersub, Inc., Lifestance Health Holdings, Inc., Lynnwood Intermediate Holdings, Inc., and Capital One, National Association

10.2*	First Amendment to Credit Agreement, dated November 4, 2020, by and among LifeStance Health Holdings, Inc., Lynnwood Intermediate Holdings, Inc., and Capital One, National Association

10.3*	Second Amendment to Credit Agreement, dated February 1, 2021, by and among LifeStance Health Holdings, Inc., Lynnwood Intermediate Holdings, Inc., and Capital One, National Association

10.4*	Form of Stockholders Agreement

10.5*	Form of Stock Transfer Restriction Agreement

10.6+*	Amended and Restated Employment Agreement, dated May 14, 2020, between LifeStance Health, Inc. and Michael K. Lester

10.7+*	First Amendment to Amended and Restated Employment Agreement, dated June 1, 2020, between LifeStance Health, Inc. and Michael K. Lester

10.8+*	Amended and Restated Employment Agreement, dated May 14, 2020, between LifeStance Health, Inc. and Gwendolyn H. Booth

10.9+*	Amended and Restated Employment Agreement, dated May 14, 2020, between LifeStance Health, Inc. and Danish Qureshi

10.10+*	Independent Consulting Agreement, dated June 1, 2020, among LifeStance Health, Inc., Alert5 Consulting LLC and Michael K. Lester

10.11+*	LifeStance Health Group, Inc. 2021 Equity Incentive Plan

10.12+*	Form of RSU Agreement under the 2021 Plan

10.13+*	Form of Notice of Amended Award Terms for Class B Unit Award Agreement

10.14+*	LifeStance Health Group, Inc. 2021 Employee Stock Purchase Plan

10.15+*	LifeStance Health Group, Inc. 2021 Cash Incentive Plan

10.16+*	Form of Indemnification Agreement between LifeStance Health Group, Inc. and each of its directors and executive officers

10.17+*	Form of Class B Unit Award Agreement

10.18*	Form of Management Services Agreement with Affiliated Practices

10.19*	Form of Limited Partner Contribution and Exchange Agreement, among LifeStance Health Group, Inc., LifeStance TopCo, L.P., and the limited partners party thereto

Exhibit number	Description of exhibit

10.20*	Form of Agreement and Plan of Merger, among LifeStance Health Group, Inc., LifeStance TopCo, L.P. and LFST Merger Sub, LLC

16.1*	Letter of CliftonLarsonAllen LLP regarding changes in the independent registered public accounting firm of LifeStance TopCo, L.P.

21.1*	Subsidiaries of the Registrant

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.3	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.4*	Consent of Ropes & Gray LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included in the signature pages to this Registration Statement)

*	Previously filed.
+	Indicates a management contract or compensatory plan, contract or arrangement.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Scottsdale, Arizona on June 8, 2021.

LIFESTANCE HEALTH GROUP, INC.

By:	/s/ Michael K. Lester
Name:	Michael K. Lester
Title:	President and Chief Executive Officer

***

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael K. Lester Michael K. Lester	President and Chief Executive Officer (Principal Executive Officer)	June 8, 2021

/s/ J. Michael Bruff J. Michael Bruff	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 8, 2021

* Robert Bessler	Director	June 8, 2021

* Darren Black	Director	June 8, 2021

* Jeffrey Crisan	Director	June 8, 2021

* William Miller	Director	June 8, 2021

* Jeffrey Rhodes	Director	June 8, 2021

* Eric Shuey	Director	June 8, 2021

* Katherine Wood	Director	June 8, 2021

* By:	/s/ Michael K. Lester
Michael K. Lester
As Attorney-in-Fact